Exhibit 99.1

EXECUTION COPY

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

May 31, 2011

among

CATALYST PAPER CORPORATION, CATALYST PAPER, CATALYST PAPER HOLDINGS INC. and CATALYST PAPER (SNOWFLAKE) INC.
as Borrowers and Loan Parties

and

CATALYST PULP AND PAPER SALES INC., CATALYST PULP SALES INC., CATALYST PULP OPERATIONS LIMITED, CATALYST PAPER (USA) INC., CATALYST PAPER RECYCLING INC., PACIFICA PAPERS SALES INC., PACIFICA PAPERS US INC., PACIFICA POPLARS INC., PACIFICA POPLARS LTD., 0606890 B.C. LTD., CATALYST PAPER ENERGY HOLDINGS INC., ELK FALLS PULP AND PAPER LIMITED and THE APACHE RAILWAY COMPANY
as Loan Parties

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
as Administrative Agent

___________________________

J.P. MORGAN SECURITIES LLC and CIBC ASSET-BASED LENDING INC.
as Joint Bookrunners and Co-Lead Arrangers

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Table of Contents

ARTICLE I

Definitions

ARTICLE II

The Credits

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ARTICLE III

Representations and Warranties.

ARTICLE IV

Conditions.

SECTION 4.01. Effective Date	85
SECTION 4.02. Each Credit Event	87

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ARTICLE V

Affirmative Covenants

ARTICLE VI

Negative Covenants.

ARTICLE VII

Events of Default.

ARTICLE VIII

The Administrative Agent.

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ARTICLE IX

Miscellaneous.

ARTICLE X

Loan Guarantee.

ARTICLE XI

The Borrower Representative.

SECTION 11.01. Appointment; Nature of Relationship	132
SECTION 11.02. Powers	132
SECTION 11.03. Employment of Agents	133
SECTION 11.04. Notices	133
SECTION 11.05. Successor Borrower Representative	133
SECTION 11.06. Execution of Loan Documents; Borrowing Base Certificate	133
SECTION 11.07. Reporting	133

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SCHEDULES:

Commitment Schedule
Schedule 1.01 - Permitted Liens
Schedule 2.25 - Existing Letters of Credit
Schedule 2.26 - Existing Derivatives Exposure
Schedule 3.03 - Approvals
Schedule 3.05 - Litigation
Schedule 3.07 - Ownership of Loan Parties
Schedule 3.09 - Title to Real Property
Schedule 3.11 - Canadian Pension Plans
Schedule 3.12 - Plans
Schedule 3.14 - Defaults
Schedule 3.16 - Subsidiaries
Schedule 3.19 - Material Contracts
Schedule 3.20 - Environmental Matters
Schedule 3.21 - Employee Matters
Schedule 3.23 - Intellectual Property Rights
Schedule 3.27 - Bank Accounts
Schedule 3.28 - Real Property and Leases
Schedule 3.29 - Jurisdictions at which any Loan Party holds or maintains Inventory having an aggregate value in excess of $50,000
Schedule 3.30 - Jurisdictions in which Loan Parties hold Inventory or Equipment
Schedule 3.31 - Corporate Names; Prior Transactions
Schedule 5.13 - Post Closing Undertakings
Schedule 6.04(b) - Investments by a Loan Party in any Subsidiary which is not a Loan Party
Schedule 9.18 - Original Credit Documents

EXHIBITS:

Exhibit A - Form of Assignment and Assumption
Exhibit B - Form of Borrowing Base Certificate
Exhibit C - Form of Compliance Certificate
Exhibit D - Form of Administrative Agent’s Confirmation
Exhibit E - Joinder Agreement
Exhibit F-1 - Form of U.S. Tax Certificate Form (for Non-U.S. Lenders and Participants That Are Not Partnerships)
Exhibit F-2 - Form of U.S. Tax Certificate (for Non-U.S. Lenders and Participants That are Partnerships)
Exhibit G - Form of Landlord Waiver
Exhibit H - Form of Bailee Waiver
Exhibit I - Form of Derivatives Allocation Notice
Exhibit J - Form of Intercreditor Consent

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AMENDED AND RESTATED CREDIT AGREEMENT dated as of May 31, 2011 (as it may be amended or modified from time to time, this “Agreement”) among CATALYST PAPER CORPORATION, a corporation existing under the federal laws of Canada and CATALYST PAPER, a general partnership formed under the laws of the Province of British Columbia, by its managing partner CATALYST PAPER CORPORATION, as Canadian Borrowers, CATALYST PAPER HOLDINGS INC., a corporation formed under the laws of the State of Delaware and CATALYST PAPER (SNOWFLAKE) INC., a corporation formed under the laws of the State of Delaware, as US Borrowers and CATALYST PULP AND PAPER SALES INC., a company formed under the laws of the Province of British Columbia,  CATALYST PULP SALES INC., a company formed under the laws of the Province of British Columbia, CATALYST PULP OPERATIONS LIMITED, a company existing under the laws of the Province of British Columbia, CATALYST PAPER (USA) INC., a corporation formed under the laws of the State of California, CATALYST PAPER RECYCLING INC., a corporation formed under the laws of the State of Delaware, PACIFICA PAPERS SALES INC., a corporation formed under the laws of the State of Delaware, PACIFICA PAPERS US INC., a corporation formed under the laws of the State of Delaware, PACIFICA POPLARS INC., a corporation formed under the laws of the State of Delaware, PACIFICA POPLARS LTD., a company formed under the laws of the Province of British Columbia, 0606890 B.C. LTD., a company formed under the laws of the Province of British Columbia, CATALYST PAPER ENERGY HOLDINGS INC., a corporation formed under the federal laws of Canada, ELK FALLS PULP AND PAPER LIMITED a company formed under the laws of the Province of British Columbia and THE APACHE RAILWAY COMPANY, a corporation formed under the laws of the State of Arizona, as Loan Parties, the Lenders party hereto, and JPMORGAN CHASE BANK, N.A. TORONTO BRANCH, as Administrative Agent.

WHEREAS reference is made to the Credit Agreement dated as of August 13, 2008, as amended by the First Amending Agreement dated as of March 10, 2010, as further amended by the Second Amending Agreement dated as of May 11, 2010, and as further amended by the Third Amending Agreement dated as of October 7, 2010 (collectively, as amended, the “Existing Credit Agreement”) between the Canadian Borrowers, the US Borrowers, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Limited and The Apache Railway Company, as guarantors, the lenders from time to time party thereto, CIT Business Credit Canada Inc. (now named CIBC Asset-Based Lending Inc.), as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent, and J.P. Morgan Securities Inc. (now named J.P. Morgan Securities LLC), as co-lead arranger and joint bookrunner.

WHEREAS immediately prior to entering into this agreement,  CIBC resigned as administrative agent and fondé de pouvoir and assigned all of its rights, duties and obligations as administrative agent under the Existing Credit Agreement, and all of the security interests and liens upon the existing and after-acquired personal, real, moveable and immoveable property of the Loan Parties under the Loan Documents, to the Administrative Agent, and the Administrative Agent accepted the appointment as administrative agent and fondé de pouvoir, all pursuant to the terms of the agency resignation and appointment agreement dated as of the date hereof (the “Agency Resignation and Appointment Agreement”).

WHEREAS the parties hereto wish to restate and further amend the provisions of the Existing Credit Agreement for the purposes of (i) restating the obligations incurred and the security interests granted pursuant to the Existing Credit Agreement, (ii) extending the maturity date of the revolving credit facility and amending the terms and conditions relating thereto, (iii) further modifying the revolving commitment allocations and syndicating the loans among the Lenders party hereto.

FOR VALUE RECEIVED, the parties hereto agree as follows:

AMENDED AND RESTATED CREDIT AGREEMENT

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ARTICLE I

Definitions

SECTION 1.01. Defined Terms.  As used in this Agreement, the following terms have the meanings specified below:

“2004 Note Indenture” means the trust indenture dated as of March 23, 2004, as amended by the first supplemental indenture dated as of June 30, 2006, the second supplemental indenture dated as of April 10, 2008 and the third supplemental indenture dated as of March 10, 2010, between the Company (then named Norske Skog Canada Limited), certain of its Subsidiaries as guarantors and Wells Fargo Bank Minnesota, National Association, as trustee, as amended and supplemented from time to time.

"2004 Note Reserve" means a Reserve against the Borrowing Base, which Reserve shall commence on the date that is three months prior to the maturity date of the 2004 Notes, in an amount equal to the principal amount of the then outstanding 2004 Notes.

“2004 Notes” means the Company’s 7-3/8% senior notes due March 1, 2014 in the original principal amount of US$250,000,000 that have been issued under the 2004 Note Indenture.

“2010 Notes” means the 11% senior secured notes due 2016 that have been issued under the 2010 Note Indentures.

“2010 Note Indentures” means the trust indentures dated as of March 10, 2010 and May 19, 2010, respectively between the Company, certain of its Subsidiaries as guarantors, Wilmington Trust FSB, as trustee, and the Collateral Trustee, as amended, waived, supplemented, modified or amended and restated from time to time in accordance with the Intercreditor Agreement.

“ABL First Lien Collateral” means, in respect of any Person, the following assets and property of such Person, now owned or hereafter acquired:

(a)           all inventory, including goods held for sale, lease or resale, goods furnished or to be furnished to third parties under contracts of lease, consignment or service, goods which are raw materials or work in process, supplies and goods used in or procured for packing and materials used or consumed in the business of such Person;

(b)           all goods (as defined in the UCC) of the US Loan Parties, which are in existence on the date hereof, other than Snowflake Fixed Assets;

(c)           all accounts due or accruing and all related agreements, books, accounts, invoices, letters, documents and papers recording, evidencing or relating to them;

(d)           all monies and claims for monies now or hereafter due and payable in connection with any or all of the property described in (a) and (c), all present and future acquired deposit accounts and other accounts of such Person (other than any Noteholder Proceeds Collateral Account and any proceeds of Notes First Lien Collateral on deposit therein), all cash, cash equivalents and other monies of such Person and all cash and non-cash proceeds of the foregoing;

(e)           all records, documents, instruments, documents of title, investment property, financial assets, instruments, chattel paper, supporting obligations, commercial tort claims, letters of credit and letter of credit rights and other claims and causes of action, in each case, in connection with the foregoing;

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(f)           all substitutions and replacements of and increases, additions and, where applicable, accessions to the property described in (a) through (e) inclusive of this definition; and

(g)           all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in (a) through (f) inclusive of this definition, including the proceeds of such proceeds, but for greater certainty, excluding identifiable proceeds of Notes First Lien Collateral;

provided, however, that ABL First Lien Collateral shall not include any Excluded Equity Interests.  For greater certainty, any of the items set forth in this definition that are or become branded or otherwise produced through the use of any general intangibles or intellectual property shall constitute ABL First Lien Collateral.

“Acceptable Rent Reserve” means a Reserve established by the Administrative Agent in an amount equal to the latest three months rent payments or similar charges made by any Loan Party for each location at which Inventory included in any Borrowing Base Certificate is located which is not subject to a Collateral Access Agreement substantially in the form of  Exhibit G or Exhibit H, as applicable, as such amount may be adjusted from time to time by the Administrative Agent in its Permitted Discretion, taking into account any statutory provisions addressing the extent to which landlords, warehousemen or other bailees, as applicable, may make claims against Inventory located at such location in priority to the applicable Liens created in favour of the Administrative Agent under the Collateral Documents.

“Account” means, in respect of each Loan Party, all of such Loan Party’s now existing and future:  (a) accounts (as defined in the PPSA or the UCC, as applicable), and any and all other receivables (whether or not specifically listed on schedules furnished to the Administrative Agent), including all accounts created by, or arising from, all of such Loan Party’s sales, leases, loans, rentals of goods or renditions of services to its customers, including those accounts arising under any of such Loan Party’s trade names or styles, or through any of such Loan Party’s divisions; (b) any and all instruments, documents, bills of exchange, notes or any other writing that evidences a monetary obligation and chattel paper (including electronic chattel paper) (all as defined in the PPSA or the UCC, as applicable); (c) unpaid seller’s or lessor’s rights (including rescission, replevin, reclamation, repossession and stoppage in transit) relating to the foregoing or arising therefrom; (d) rights to any goods represented by any of the foregoing, including rights to returned, reclaimed or repossessed goods; (e) credit balances in favour of a Loan Party arising in connection with this Agreement; (f) guarantees, indemnification rights, supporting obligations, payment intangibles, tax refunds and letter of credit rights granted or given in favour of a Loan Party; (g) insurance policies or rights relating to any of the foregoing; (h) intangibles pertaining to any and all of the foregoing (including all rights to payment, including those arising in connection with bank and non-bank credit cards), and including books and records and any electronic media and software relating thereto; (i) notes, deposits or property of borrowers or other account debtors securing the obligations of any such borrowers or other account debtors to such Loan Party; (j) cash and non cash proceeds (as defined in the PPSA or the UCC, as applicable) of any and all of the foregoing; and (k) all monies and claims for monies now or hereafter due and payable in connection with any and all of the foregoing or otherwise.

“Account Debtor” means, in respect of a given Account, any Person obligated thereon.

“Acquisition” means any transaction, or any series of related transactions, consummated after the Effective Date, by which any Loan Party, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, (c) acquires control of more than 50% of the ownership interest in any Person comprising any business that is not managed by a board of directors or other governing body, or (d) otherwise acquires Control of a Person engaged in a business.

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“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period or for any CBFR Borrowing, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Adjusted One Month LIBOR Rate” means, for any day, an interest rate per annum equal to the sum of (i) 2.50% plus (ii) the Adjusted LIBO Rate for a one month interest period on such day (or if such day is not a Business Day, the immediately preceding Business Day); provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on the Reuters Screen LIBOR01 Page (or on any successor or substitute page) at approximately 11:00 a.m. London time on such day (without any rounding).

“Administrative Agent” means JPMorgan Chase Bank, N.A., Toronto Branch, together with its affiliates, in its capacity as administrative agent and collateral agent for the Lenders hereunder, together with any of its successors and assigns.

“Administrative Agent’s Confirmation” means a confirmation in the form attached hereto as Exhibit D issued by the Administrative Agent to the applicable Loan Party and the applicable Derivatives Lender pursuant to Section 2.22 confirming the then current aggregate amount of credit risk associated with all Derivatives Transactions between such Derivatives Lender and all Loan Parties as notified to the Administrative Agent, which amount shall from the time of the issuance of such confirmation constitute the Allocated Amount of Derivatives Exposure of all of the Loan Parties to such Derivatives Lender for the purposes of Section 2.18(b) of this Agreement.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, (a) any Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person; (b) any Person which beneficially owns or holds, directly or indirectly, 10% or more of any class of voting stock or equity interest (including partnership interests) of such Person; (c) any Person, 10% or more of any class of the voting stock (or if such Person is not a corporation, 10% or more of the equity interest, including partnership interests) of which is beneficially owned or held, directly or indirectly, by such Person; or (d) any Person related within the meaning of the ITA to such Person and includes any “Affiliate” within the meaning specified in the Canada Business Corporations Act on the date hereof.  The term control (including the terms “controlled by” and “under common control with”), means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Person in question.

“Agency Resignation and Appointment Agreement” has the meaning assigned to such term in the Recitals to this Agreement.

“Aggregate Credit Exposure” means, at any time, the aggregate Credit Exposure of all the Lenders.

“Aggregate Revolving Exposure” means, at any time, the aggregate Revolving Exposure of all the Lenders.

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“Allocated Amount” means the aggregate amount of the credit risk of all of the Loan Parties with a given Derivatives Lender in respect of the Ancillary Credit Facilities made available by such Derivatives Lender with such Loan Parties, as notified to the Administrative Agent and confirmed from time to time by the Administrative Agent pursuant to an Administrative Agent’s Confirmation and otherwise determined as set forth in Section 2.22.

“AML Legislation” has the meaning assigned to such term in Section 9.15.

“Ancillary Credit Facilities” means, collectively, all outstanding Derivatives Transactions entered into between any of the Loan Parties and the Derivatives Lenders, or any of them, as arranged by the Borrowers with the assistance of the Administrative Agent pursuant to Section 2.22.

“Ancillary Credit Facility Limit” means $50,000,000.

“Applicable Law” means all federal, provincial, state, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority legally binding on the Person referred to in the context in which such word is used (however including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority).

“Applicable Pension Laws” means the Pension Benefits Standards Act (British Columbia) or the similar pension standards statute of Canada or other applicable Canadian jurisdictions, and the ITA, and the regulations of each, as amended from time to time (or any successor statute).

“Applicable Percentage” means, with respect to any Lender, (a) with respect to Revolving Loans, LC Exposure, Swingline Loans or Overadvances, a percentage equal to a fraction the numerator of which is such Lender’s Revolving Commitment and the denominator of which is the total Revolving Commitments or, if the Revolving Commitments have terminated or  expired, the Applicable Percentages shall be determined based upon such Lender’s share of the Aggregate Revolving Exposures at that time, and (b) with respect to Protective Advances or with respect to the Aggregate Credit Exposure, a percentage based upon its share of the Aggregate Credit Exposure and the unused Commitments; provided that, in accordance with Section 2.20, so long as any Lender shall be a Defaulting Lender, such Defaulting Lender’s Commitment shall be disregarded in the calculations under clauses (a) and (b) above.

“Applicable Rate” means, for any day,

(a) with respect to any Loan, or with respect to the commitment fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption “Revolver Canadian Prime Rate Spread”, “Revolver CBFR Spread” or “Revolver CDOR Rate Spread/Eurodollar Spread” as the case may be, based upon the Average Availability as of the most recent determination date.

Average Availability	Revolver Canadian Prime Rate Spread	Revolver CBFR Spread	Revolver CDOR Rate Spread/ Eurodollar Spread
Category 1 ≥ $105mm	%	%	%
Category 2 ≥ $70mm and < $105mm	%	%	%
Category 3 ≥ $35mm and < $70mm	%	%	%
Category 4 < $35mm	%	%	%

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“The applicable rates per annum, expressed as a percentage, set forth in the table under the definition of “Applicable Rate” on Pages 5 & 6 have been omitted.”

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The Applicable Rate for Swingline Loans shall be determined with reference to the Applicable Rate for Revolving Loans.  For purposes of the foregoing, (i) the Applicable Rate shall be determined as of the end of each fiscal quarter based upon the applicable Borrowing Base Certificates delivered pursuant to Section 5.01 for such fiscal quarter and (ii) each change in the Applicable Rate resulting from a change in Average Availability shall be effective during the period commencing on and including the date of delivery to the Administrative Agent of the relevant Borrowing Base Certificates indicating such change and ending on the date immediately preceding the effective date of the next such change, provided that Average Availability shall be deemed to be in Category 4 (A) at any time that an Event of Default has occurred and is continuing or (B) at the option of the Administrative Agent or at the request of the Required Lenders if the Company fails to deliver the relevant Borrowing Base Certificates required to be delivered by it pursuant to Section 5.01, during the period from the expiration of the time for delivery thereof until such Borrowing Base Certificate is delivered.

(b) with respect to the commitment fees payable hereunder, the applicable percentage per annum, as set forth in the table below, based on the average daily utilized portion of the Revolving Commitments, for each applicable monthly calculation period under this Agreement:

Revolving Exposure as a % of Revolving Commitments	Commitment Fee Rate
Category 1 ≥ 50%	0.375%
Category 2 < 50%	0.500%

“Approved Fund” has the meaning assigned to such term in Section 9.04.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of law.

“Availability” means, at any time, an amount equal to (a) the lesser of (i) the total Revolving Commitments and (ii) the Borrowing Base minus (b) the Aggregate Revolving Exposure (calculated, with respect to any Defaulting Lender, as if such Defaulting Lender had funded its Applicable Percentage of all outstanding Borrowings).  For greater certainty, the calculation of “Availability” contemplates that all of Borrowers’ debts, obligations and payables are then current in accordance with Borrowers' usual business practices.

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“Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments.

“Available Revolving Commitment” means, at any time, the total Revolving Commitments minus the Aggregate Revolving Exposure (calculated, with respect to any Defaulting Lender, as if such Defaulting Lender had funded its Applicable Percentage of all outstanding Borrowings).

“Average Availability” means, for each Fiscal Quarter, an amount equal to (a) the aggregate sum of Availability at the end of each Business Day occurring during the immediately preceding Fiscal Quarter, divided by (b) the number of Business Days in the immediately preceding Fiscal Quarter.

“Banking Services” means each and any of the following bank services provided to any Loan Party: (a) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (b) stored value cards and (c) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

“Banking Services Lender” means each Lender or their respective Affiliates who provides Banking Services to any Loan Party.  For the avoidance of doubt, a Banking Services Lender or its Affiliate must be a Revolving Lender and for greater certainty, a Banking Services Lender shall not include any Person who ceases to be a Lender (or an Affiliate of a Lender) party hereto, pursuant to an Assignment and Assumption.

“Banking Services Obligations” of the Loan Parties means any and all obligations of the Loan Parties to any Banking Services Lender, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Banking Services Reserves” means all Reserves which the Administrative Agent from time to time establishes in its Permitted Discretion for Banking Services then provided or outstanding.

“Bankruptcy Code” means the Federal Bankruptcy Reform Act of 1987 (11 U.S.C. §101, et seq.) of the United States of America, as amended from time to time, and the regulations issued from time to time thereunder.

“Bankruptcy Event” means, with respect to any Person, such Person files a petition or application seeking relief under any Insolvency Law or becomes the subject of a bankruptcy or insolvency proceeding, or has had an interim receiver, receiver, receiver and manager, liquidator, sequestrator, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business, appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event  shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such  ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within Canada or the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality), to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as amended from time to time (or any successor statute).

“Blocked Account Agreement” has the meaning set out in Section 2.24(d).

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“Blocked Accounts” has the meaning set out in Section 2.24(d).

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” or “Borrowers” means, individually or collectively, the Canadian Borrowers and the US Borrowers.

“Borrower Representative” has the meaning assigned to such term in Section 11.01.

“Borrowing” means (a) Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of CDOR Rate Loans or Eurodollar Loans, as to which a single Interest Period is in effect, (b) a Swingline Loan, (c) a Protective Advance and (d) an Overadvance.

“Borrowing Base” means, at any time, and without duplication of any of the items constituting contributions to or deductions from the Borrowing Base provided for in this definition an amount (which may not be less than zero) equal to the sum of

(a)           85% of the aggregate amount of all Eligible Accounts, where the applicable Account Debtors are Domestic Obligors; plus

(b)           90% (less the amount of all deductibles under the relevant insurance policies with respect to such Eligible Accounts) of all Eligible Accounts, where the applicable Account Debtors are Domestic Obligors, where, in each case, such Eligible Accounts are insured by EDC, Chartis or other recognized insurer of accounts receivable acceptable to the Administrative Agent, acting reasonably, and, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Administrative Agent, acting reasonably, and which, for greater certainty, contains insurance coverage of not less than 90% of each such Eligible Account; plus

(c)           in the case of Eligible Accounts, where the applicable Account Debtors are Domestic Obligors and where, in each case, such Eligible Accounts are subject to a Permitted A/R Put,

(i)           90% of the aggregate amount of all such Eligible Accounts which are subject to a Permitted A/R Put in circumstances where the applicable Account Debtor is the subject of insolvency, bankruptcy, reorganization or similar proceedings, and

(ii)           100% of the aggregate amount of all such Eligible Accounts which are subject to a Permitted A/R Put in the circumstances described in paragraph (b) of the definition thereof,

provided that (x) such 90% or 100%, as the case may be, under paragraphs (i) and (ii) shall be calculated on the actual amount of the exercise price relating to such Eligible Account which is subject to such Permitted A/R Put and which will be paid to the relevant Loan Party by the counterparty to such Permitted A/R Put pursuant to the terms of such Permitted A/R Put, (y) the actual amount of the exercise price relating to each such Eligible Account under paragraph (ii) shall not exceed 90% of the amount of such Eligible Account, and (z) the maximum amount for all such Eligible Accounts subject to Permitted A/R Puts under paragraphs (i) and (ii) shall not exceed $25,000,000; plus

(d)           90% of all Eligible Accounts, where, in each case, such Eligible Accounts are covered under one or more letters of credit provided by a provider of letters of credit as shall be agreed to in writing by the Administrative Agent and which, at the request of the Administrative Agent, has been assigned to the Administrative Agent on terms and in a manner reasonably satisfactory to the Administrative Agent; plus

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(e)           100% (less the amount of all deductibles under the relevant insurance policies with respect to such Eligible Accounts) of the insured amount of each Eligible Account, where the applicable Account Debtors are not Domestic Obligors, which is insured by EDC or any other recognized insurer of accounts receivable acceptable to the Administrative Agent, acting reasonably, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Administrative Agent, acting reasonably, provided that the insured amount of each such Eligible Account does not exceed 90% of the amount of such Eligible Account; plus

(f)           75% of all Accounts that are Eligible Accounts (other than pursuant to paragraph (n) of the definition of “Eligible Accounts”), where, in each case, the applicable Account Debtors are not Domestic Obligors, such accounts are not otherwise included under paragraphs (d) or (e) above; provided that the payment terms of sale are “cash against documents”, “documents on payment site”, or in the Administrative Agent’s discretion, “cash in advance” or other similar arrangement in form and substance satisfactory to the Administrative Agent, up to a maximum margined amount not exceeding $10,000,000; plus

(g)           the lesser of (A) 75% of all Eligible Inventory consisting of raw materials and finished goods inventory (but other than work in process inventory, spare parts inventory and supplies), and (B) 85% of the appraised Net Orderly Liquidation Value of all Eligible Inventory consisting of raw materials and finished goods inventory (but other than work in process inventory, spare parts inventory and supplies); plus

(h)           85% of the appraised Net Orderly Liquidation Value of all Eligible Inventory consisting of work in process inventory (up to a maximum margined amount not exceeding $2,000,000), spare parts inventory (up to a maximum margined amount not exceeding $15,000,000; provided that upon an increase in the Revolving Commitments of at least $75,000,000 pursuant to Section 2.09, such maximum margined amount shall be $20,000,000) and supplies; plus

(i)           100% of the cash collateral reserve amount held in a designated Collateral Account of Borrowers maintained with the Administrative Agent, which cash reserve may not be withdrawn without the Administrative Agent’s prior consent and which is subject to a perfected first priority Lien, subject to security documents in form and substance satisfactory to the Administrative Agent; minus

(j)           a Reserve on account of the Ancillary Credit Facilities on a dollar for dollar basis in an amount equal to the aggregate amount of all Allocated Amounts of Derivatives Exposure; minus

(k)           the Acceptable Rent Reserves; minus

(l)           an amount equal to all Priority Payables and other Reserves; provided that:

(i)            no amounts shall be deducted as a Reserve with respect to Priority Payables on account of liabilities, contingent or otherwise, in respect of vacation pay obligations, unless (A) a Default or Event of Default has occurred and is continuing, or (B) Availability is equal to or less than 28.75% of the total Revolving Commitments for a period of three consecutive Business Days or more and the Administrative Agent determines in its Permitted Discretion to establish a Reserve, in which case such Reserve shall be calculated on the basis of $2,000 per employee for all employees located in Canada (such amount being subject to any change in Applicable Law occurring after the Effective Date which has the effect of increasing the amount of the Priority Payables for vacation pay obligations), which Reserve shall remain in effect until such time, if any, that such Default or Event of Default has been cured or waived, as the case may be, or, where applicable, Availability increases to an amount greater than 28.75% of the total Revolving Commitments, in each case, for a period of no less than 45 consecutive days; and

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(ii)           provided no steps have been taken by any Governmental Authority, the applicable Loan Party or any successor to the applicable Loan Party as administrator of a Canadian Pension Plan or any other interested Person to terminate or wind-up any given Canadian Pension Plan, no amounts shall be deducted as a Reserve with respect to Priority Payables on account of liabilities or obligations in respect of such Canadian Pension Plan, including any wind-up or solvency based deficiency (“Pension Obligations”) in any such Canadian Pension Plan, that may become the subject of a trust or deemed trust arising, imposed or created under Sections 43.1 and 52 of the Pension Benefits Standards Act (British Columbia), unless there is:

(A)
a change or proposed change in Applicable Law in connection with defined benefit pension plans made after April 8, 2011, including an enactment, the coming into force or repeal of such Applicable Law (including any enactment or coming into force of any bill already before the Legislature of British Columbia or the Parliament of Canada), or any amendment or variation of such Applicable Law (including any enactment or coming into force of any bill before the Legislature of British Columbia or the Parliament of Canada), or any judgment of a court or administrative body (including a judgment that is released after April 8, 2011 in respect of a proceeding commenced in a court or tribunal on or before the date hereof) in the province of British Columbia or any other province or territory in Canada which could be binding authority or persuasive authority in a proceeding before a court or administrative body in British Columbia, or a ruling or policy statement released by an administrative or supervising body with regulatory authority over defined benefit pension plans which can be construed as having changed the interpretation of any Applicable Law, or an announcement by the sitting government in the province of British Columbia or the Parliament of Canada from time to time relating to a proposed change in Applicable Law concerning defined benefit pension plans, in each case resulting in greater risk, as determined by the Administrative Agent in its Permitted Discretion, that a Lien (including a trust (whether statutory, legal or equitable) or any deemed trust) under any Applicable Law in respect of any Pension Obligations in a Canadian Pension Plan, if and when it may arise, will have, or is capable of having, priority over, or rank pari passu with, the Liens created by the Collateral Documents; or

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(B)
any article, publication, report, study or other written material authored, or sponsored or any public statement, in each case, by a reputable source, as determined by the Administrative Agent in its sole and absolute discretion, in respect of Pension Obligations (including the scope and or  priority of any Lien therefor) which the account management team of the Administrative Agent becomes aware after the date hereof and that results in the Administrative Agent changing its view on the interpretation of Applicable Law it held on or before April 8, 2011 in respect of the scope or priority of the Lien in respect of the Pension Obligations in a Canadian Pension Plan to an interpretation that a Lien (including a trust (whether statutory, legal or equitable) or any deemed trust) under any Applicable Law in respect of any Pension Obligations in the Canadian Pension Plan, if and when it may arise, will or is more likely to have priority over, or ranking pari passu with the Liens created by the Collateral Documents;

provided, however, notwithstanding anything in this sub-paragraph (ii) or this definition of Borrowing Base, the Administrative Agent at any time and from time to time shall be entitled to impose a Reserve in its Permitted Discretion in an amount not exceeding the sum of (x) the aggregate amount of the normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian Pension Plan that are past due and remain unpaid as of the applicable date for measuring or calculating the Borrowing Base and applicable Reserves plus the aggregate of all such payments falling due during the 270 day period immediately following the applicable date for measuring or calculating the Borrowing Base and applicable Reserves, and  (y) the amount of any other Priority Payables in respect of a Canadian Pension Plan that is not registered under the laws of British Columbia or that have or may arise as a result of the application of any pension standards legislation, other than that of British Columbia, to the funding, termination, wind-up or contribution requirements to such Canadian Pension Plan.

“Borrowing Base Certificate” means a certificate, signed and certified as accurate and complete by a Financial Officer of the Company, in substantially the form of Exhibit B or another form which is acceptable to the Administrative Agent in its sole discretion.

“Borrowing Request” means a request by the Borrower Representative for a Revolving Borrowing in accordance with Section 2.03.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Vancouver, Toronto or New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in US Dollar deposits in the London interbank market.

“Canadian Benefit Plan” means any plan, fund, program, or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement or savings benefits, under which any Loan Party or any Subsidiary of any Loan Party has any liability with respect to any employee or former employee, but excluding any Canadian Pension Plans.

“Canadian Borrowers” means the Company and Catalyst Paper.

“Canadian Dollar Equivalent” means, as of any date, with respect to any borrowing or other extension of credit or other conversion of any amount expressed in any other currency (the “Other Currency”), the amount of Canadian Dollars that would be required to purchase the amount of such Other Currency of such borrowing or extension of credit or other conversion based on the Administrative Agent’s quoted rate of exchange prevailing, in each case, as of the date immediately prior to the date of such borrowing, extension of credit (or, in the case of any other conversion, including any determination made under Section 2.11(c), on the date of determination therein referred to).  For purposes of determining the prevailing rate of exchange, such amounts shall include any premium and costs payable in connection with the purchase of the Other Currency.

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“Canadian Dollar Loan” means any Loan denominated in Canadian Dollars bearing interest at the Canadian Prime Rate or the CDOR Rate.

“Canadian Dollars”, “Cdn $”, “Dollars”, “dollars” or “$” shall mean the lawful currency of Canada.

“Canadian Pension Plan” means a pension plan within the meaning of the Applicable Pension Laws maintained for employees of any Loan Party or Related Party in Canada in respect of which, (i) any Loan Party or Related Party makes, has made or is required to make (at any time during the five (5) calendar years preceding the date of this Agreement) contributions in respect of its employees, or (ii) any Loan Party or any Related Party has incurred or may incur liability, including contingent liability.

“Canadian Prime Rate” means, for any period, the rate per annum determined by the Administrative Agent to be the greater of (i) the rate of interest per annum most recently announced or established by JPMorgan Chase Bank, N.A., Toronto Branch as its reference rate in effect on such day for determining interest rates for Canadian Dollar denominated commercial loans in Canada and commonly known as “prime rate” (or its equivalent or analogous such rate), such rate not being intended to be the lowest rate of interest charged by JPMorgan Chase Bank, N.A., Toronto Branch and (ii) the sum of (a) the yearly interest rate to which the one-month CDOR Rate is equivalent plus (b) one percent (1.0%).

“Capital Expenditures” means, without duplication, any expenditure or commitment to expend money for any purchase or other acquisition of any asset which would be classified as a fixed or capital asset on a consolidated balance sheet of the Company and its Subsidiaries  prepared in accordance with GAAP.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

 “Cash Dominion Recovery Event” means, with respect to any Cash Dominion Trigger Event at any time (a) no Default or Event of Default shall have occurred and be continuing, and (b) Availability shall have been at least 15% of the total Revolving Commitments for a period of not less than 45 consecutive days.

“Cash Dominion Trigger Event” means at any time (a) a Default or an Event of Default shall have occurred and be continuing or (b) Availability shall have been less than 15% of the total Revolving Commitments for a period of three consecutive Business Days or more (or both (a) and (b) shall have occurred);  provided that, if the occurrence of a Cash Dominion Trigger Event under clause (b) of this definition shall be due solely to a fluctuation in currency exchange rates occurring within the two Business Day period immediately preceding such occurrence (and if no Borrowings have been made (excluding, for clarification, any conversion or continuation of an existing Borrowing) or Letters of Credit issued during such two Business Day period), and a Borrower, within two Business Days following receipt of such notice from the Administrative Agent, repays Loans in an amount such that clause (b) is no longer applicable, a Cash Dominion Trigger Event shall be deemed not to have occurred under clause (b) of this definition.

“Cash Equivalents” means:

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(a)           marketable obligations issued or unconditionally guaranteed by the Canadian or United States government, or any province or state thereof maturing within 12 months of the date of acquisition;

(b)           certificates of deposit, guaranteed investment certificates, time deposits and bankers’ acceptances maturing within 12 months of the date of acquisition, and overnight bank deposits, in each case which are issued by a commercial bank organized under the laws of Canada or the United States or any province, state or district thereof, rated A-1 (or better) by S&P or P-1 (or better) by Moody’s at the time of acquisition, and (unless issued by a Lender) not subject to offset rights;

(c)           repurchase obligations with a term of not more than 30 days for underlying investments of the types described in clauses (a) and (b) entered into with any bank meeting the qualifications specified in clause (b); and

(d)           shares of any money market fund that has substantially all of its assets invested continuously in the types of investments referred to above, has net assets of at least $500,000,000 and has the highest rating obtainable from either Moody’s or S&P.

“Catalyst Paper” means Catalyst Paper General Partnership, a general partnership comprised of the Company and Catalyst Pulp Operations Limited.

“Catalyst US Holdco” means Catalyst Paper Holdings Inc.

“CB Floating Rate” means the US Prime Rate; provided that the CB Floating Rate shall never be less than the Adjusted One Month LIBOR Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day).  Any change in the CB Floating Rate due to a change in the US Prime Rate or the Adjusted One Month LIBOR Rate shall be effective from and including the effective date of such change in the US Prime Rate or the Adjusted One Month LIBOR Rate, respectively.

“CBFR” is used in reference to any Loan or Borrowing denominated in US Dollars, and when so used, refers to whether such Loan, or the Loans comprising such Borrowing, bear interest at a rate determined by reference to the CB Floating Rate.

“CDOR Rate” means, for the relevant Interest Period, the Canadian deposit offered rate for Canadian Dollar deposits with a maturity comparable to such Interest Period which, in turn means on any day the sum of (a) the annual rate of interest determined with reference to the arithmetic average of the discount rate quotations of all institutions listed in respect of the relevant Interest Period for Canadian Dollar-denominated bankers’ acceptances displayed and identified as such on the “Reuters Screen CDOR Page” as defined in the International Swap and Derivatives Association, Inc. definitions, as modified and amended from time to time, as of 10:00 a.m. Toronto local time on such day and, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 a.m. Toronto local time to reflect any error in the posted rate of interest or in the posted average annual rate of interest) plus (b) 0.10% per annum; provided that if such rates are not available on the Reuters Screen CDOR Page on any particular day, then the Canadian deposit offered rate component of such rate on that day shall be calculated as the cost of funds quoted by the Administrative Agent to raise Canadian dollars for the applicable Interest Period as of 10:00 a.m. Toronto local time on such day for commercial loans or other extensions of credit to businesses of comparable credit risk; or if such day is not a Business Day, then as quoted by the Administrative Agent on the immediately preceding Business Day.

“CDOR Rate Loan” means a Loan denominated in Canadian Dollars made by the Lenders to the Borrower which bears interest at a rate based on the CDOR Rate.

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“Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert, other than the Existing Major Shareholder, of Equity Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Securities of the Company; (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by Persons who were neither (i) nominated by the board of directors of the Company nor (ii) appointed by directors so nominated; (c) the acquisition of direct or indirect Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert, other than the Existing Major Shareholder; or (d) the Company ceases to own, directly or indirectly, beneficially or of record, 100% of the issued and outstanding Equity Securities of each of the other Loan Parties.

“Change in Law” means (a) the adoption of any law, rule, regulation or treaty (including any rules or regulations issued under or implementing any existing law) after the date of this Agreement, (b) any change in any law, rule, regulation or treaty or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender or the Issuing Bank (or, for purposes of Section 2.15(b), by any lending office of such Lender or by such Lender’s or the Issuing Bank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement; provided that notwithstanding anything herein to the contrary (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the Canadian, United States or foreign regulatory authorities, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, issued or implemented.

“Chartis” means Chartis Insurance Company of Canada.

“Chase” means JPMorgan Chase Bank, N.A., a national banking association and an authorized foreign bank, acting through its Toronto Branch, in its individual capacity, and its successors.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Swingline Loans or Protective Advances or Overadvances.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means any and all property covered by the Collateral Documents and any and all other property of any Loan Party, now existing or hereafter acquired, that may at any time be or become subject to a security interest or Lien in favour of the Administrative Agent, on behalf of itself and the Lenders and other holders of the Secured Obligations, to secure the Secured Obligations.

“Collateral Access Agreement” means any landlord waiver or other agreement, in form and substance satisfactory to the Administrative Agent, between the Administrative Agent and any third party (including any bailee, consignee, customs broker, or other similar Person) in possession of any Collateral or any landlord of any Loan Party for any real property where any Collateral is located, as such landlord waiver or other agreement may be amended, restated, or otherwise modified from time to time.

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“Collateral Documents” means, collectively, the Security Agreements, the Mortgages and all other documents pursuant to which a Person guarantees payment or grants a Lien upon any real or personal property as security for payment of the Secured Obligations.

“Collateral Trustee” means Computershare Trust Company of Canada, as collateral agent pursuant to the 2010 Note Indentures, and its successors and assigns.

“Commercial LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding commercial Letters of Credit plus (b) the aggregate amount of all LC Disbursements relating to commercial Letters of Credit that have not yet been reimbursed by or on behalf of the Borrowers.  The Commercial LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate Commercial LC Exposure at such time.

“Commitment” means, with respect to each Lender, the sum of such Lender’s Revolving Commitment, together with the commitment of such Lender to acquire participations in Protective Advances hereunder.  The initial amount of each Lender’s Commitment is set forth on the Commitment Schedule, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable.

“Commitment Schedule” means the Schedule attached hereto identified as such.

“Compliance Certificate” has the meaning assigned to such term in Section 5.01(d).

“Company” means Catalyst Paper Corporation.

“Condemnation” has the meaning assigned to such term in Section 5.09(c).

“Consolidated Tangible Assets” means the sum of the net book value of the assets of the Company and its Subsidiaries less, without duplication, the sum of the net book value of the goodwill, trademarks, copyrights, patents, trade names, organization expense, treasury stock, deferred charges, unamortized debt discount expense and other similar intangible assets of the Company and its Subsidiaries.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Exposure” means, as to any Lender at any time, the sum of (a) such Lender’s Revolving Exposure, plus (b) an amount equal to its Applicable Percentage, if any, of the aggregate principal amount of Protective Advances outstanding.

“Credit Party” means the Administrative Agent, the Issuing Bank, the Swingline Lender or any other Lender.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

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“Defaulting Lender” means any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or Swingline Loans or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent  to funding (specifically identified and including the particular Default, if any) has not been satisfied; (b) has notified any Borrower or any Credit Party in writing, or has made a public statement, to the effect that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent to funding a Loan under this Agreement (specifically identified and including the particular Default, if any) cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of a Bankruptcy Event.

“Defined Benefit Plan” means any Canadian Pension Plan or fund which is a defined benefit plan.

“Derivatives Allocation Notice” has the meaning set out in Section 2.22(b).

“Derivatives Exposure” means, at any given time, the amount which is equal to the aggregate of all Allocated Amounts for all the Derivatives Lenders.

“Derivatives Lender” means each Lender or their respective Affiliates who provides Ancillary Credit Facilities to any Loan Party in its capacity as a counterparty under the Ancillary Credit Facilities and not in its capacity as a Lender under this Agreement (collectively, the “Derivatives Lenders”).  For the avoidance of doubt, a Derivatives Lender or its Affiliate must be a Revolving Lender and for greater certainty, a Derivatives Lender shall not include any Person who ceases to be a Lender (or an Affiliate of a Lender) party hereto, pursuant to an Assignment and Assumption.

“Derivatives Secured Obligations” means all obligations, liabilities and Indebtedness of any Loan Party to any Derivatives Lender arising under or with respect to any Ancillary Credit Facilities, and for the purposes of each guarantee made by a Guarantor, shall include all obligations, liabilities and Indebtedness arising under all agreements, documents, certificates and instruments entered into by any Loan Party with any Derivatives Lender in connection with the Ancillary Credit Facilities.

“Derivatives Transaction” means any transaction of a type commonly considered to be a derivatives transaction, any combination of such transactions or any agreement relating to any such transaction or combination of transactions, in each case, whether relating to one or more of currencies, interest, commodities, securities or other matters, including but not limited to (a) any option, collar, floor or cap, (b) any forward contract, and (c) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences and which shall include, for the purposes of this definition, a transaction pursuant to a GasEDI Base Contract and for the purposes of each guarantee made by a Loan Guarantor, shall include all obligations, liabilities and Indebtedness arising under all agreements, documents, certificates and instruments entered into by any Loan Party with any Derivative Lenders in connection with the Ancillary Credit Facilities.

“Disposition” means, with respect to any property or asset of any Person, any direct or indirect sale, assignment, cession, transfer (including any transfer of title to or any lease of such property or asset) or of exchange, conveyance, release or gift of such property or asset, including by means of a sale-leaseback transaction (unless accounted for as a Capital Lease Obligation) and including any such transfer arising on liquidation, dissolution or winding up of such Person; and “Dispose” and “Disposed” have meanings correlative thereto.

“Domestic Obligor” has the meaning set out in clause (n) of the definition of “Eligible Accounts”.

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“EBITDA” means, for any period, Net Income for such period plus (a) without duplication and to the extent deducted in determining Net Income for such period, the sum of (i) Interest Expense for such period, (ii) income tax expense for such period net of tax refunds (provided such tax refunds relate to amounts previously paid in cash), (iii) all amounts attributable to depreciation and amortization expense for such period, (iv) any extraordinary non-cash charges for such period, (v) any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in Net Income in a prior period and any non-cash charge that relates to the write-down or write-off of inventory), (vi) Rentals, and (vii) expenses for any U.S. Pension Plan, any Canadian Pension Plan or any Canadian Benefit Plan, minus (b) without duplication and to the extent included in Net Income, (i) any cash payments made during such period in respect of non-cash charges described in clause (a)(v) taken in a prior period and (ii) any extraordinary gains and any non-cash items of income for such period, all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.  For greater certainty, foreign exchange losses or gains on Indebtedness denominated in US Dollars shall be treated as non cash charges or non cash items of income, respectively.

“EDC” means Export Development Canada and its successors and assigns;

“Effective Date” means June 1, 2011.

“Eligible Accounts” means, at any time, the invoice amount (which shall be the Canadian Dollar Equivalent at such time of any amount denominated in US Dollars, British pounds, Japanese yen, Euros, Australian dollars or other currency acceptable to the Administrative Agent, acting reasonably) owing on each Account of a Loan Party which meets, subject to paragraph (v) below, the standards of eligibility as represented by the statements hereinafter set forth; and provided that, in any event, no Account shall be deemed an Eligible Account unless each of the statements listed below is accurate and, in addition to the foregoing, with respect to any Account which is subject to a Permitted A/R Put, no such Account shall be deemed an Eligible Account or included in the Borrowing Base unless such Account meets the criteria required, specified or warranted for such Account in the applicable documentation relating to the Permitted A/R Put to which such Account is subject, including, for greater certainty, but without limitation, criteria as to its priority and validity in any insolvency, bankruptcy, reorganization or similar proceedings (and by including any such Account (including, for greater certainty, any such Account subject to a Permitted A/R Put) in any computation of the applicable Borrowing Base, each Loan Party shall be deemed to represent and warrant to the Administrative Agent, each Issuing Bank and the Lenders the accuracy and completeness of the foregoing and following statements and the compliance of each such Account with such statements and each such other eligibility standard established by the Administrative Agent):

(a)           Such Account is a binding and valid obligation of the obligor thereon and is in full force and effect;

(b)           Such Account is evidenced by an invoice or the subject of an electronic transmission constituting a request for payment payable in either Canadian Dollars, US Dollars, British pounds, Euros, Japanese yen, Australian dollars or any other currency acceptable to the Administrative Agent, acting reasonably;

(c)           Such Account is genuine as appearing on its face or as represented in the books and records of the Loan Parties;

(d)           Such Account is free from claims regarding rescission, cancellation or avoidance, whether by operation of Applicable Law or otherwise;

(e)           Payment of such Account is less than (i) 90 days past the date of the original invoice relating thereto (subject to extension of such time period by the number of days by which the due date is permitted to extend past the original invoice date pursuant to paragraph (f)  hereof), and (ii) 60 days past the original due date thereof;

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(f)           Such Account is by its terms due not more than 90 days past the date of the original invoice relating thereto, provided that the Borrowers shall be entitled to include within Eligible Accounts in any Borrowing Base Certificate Accounts which are by their terms due more than 90 and up to 180 days from the original invoice date, provided that (i) payment of such account is not more than 60 days past the original due date thereof, (ii) such Accounts are insured or supported by a letter of credit issued by EDC, Chartis or another recognized insurer of accounts receivable or issuer of letters of credit, as applicable, acceptable to the Administrative Agent, acting reasonably, in each case, pursuant to insurance policies or letters of credit, as applicable, containing terms and conditions acceptable to the Administrative Agent, acting reasonably, which, in the case of letters of credit, at the request of the Administrative Agent, have been assigned to the Administrative Agent, all on terms and in a manner reasonably satisfactory to the Administrative Agent, and (iii) the aggregate value of all such Accounts which shall be Eligible Accounts for inclusion in any Borrowing Base Certificate pursuant to this paragraph (f)  shall not exceed $25,000,000 at any one time;

(g)           Such Account is net of concessions, offset, deduction, contras, returns, chargebacks, credit balances, trade discounts, unapplied cash, unbilled amounts, tax refunds that have not yet been received, retention or financing charges or any other dilutive factors or understandings with the obligor thereon that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such Account;

(h)           The Administrative Agent on behalf of the Lenders, has a first-priority perfected Lien covering such Account and such Account is, and at all times will be, free and clear of all other Liens other than the Permitted Liens set forth in paragraphs (f) and (o) of the definition thereof;

(i)           The obligor on such Account is not an Affiliate or a director, officer or employee of any Loan Party and is not an individual;

(j)           Such Account arose in the ordinary course of business of the applicable Loan Parties out of the sale of goods or services by such Loan Party;

(k)           Such Account is not payable by an obligor in respect of which 50% or more (by amount) of the total aggregate Accounts owed to all Loan Parties by such obligor or any of its Affiliates (i) fail to constitute Eligible Accounts by virtue of their being excluded pursuant to paragraph (f) of this definition, or (ii) are more than 60 days past the original due date thereof;

(l)           All consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority required to be obtained, effected or given in connection with the execution, delivery and performance of such Account by each party obligated thereunder, or in connection with the enforcement and collection thereof by the Administrative Agent, have been duly obtained, effected or given and are in full force and effect;

(m)           The obligor on such Account is not the subject of any bankruptcy or insolvency proceeding, does not have a trustee or receiver appointed for all or a substantial part of its property, has not made an assignment for the benefit of creditors, admitted its inability to pay its debts as they mature, suspended its business or initiated negotiations regarding a compromise of its debt with its creditors, and the Administrative Agent, in its Permitted Discretion, is otherwise satisfied with the credit standing of such obligor unless the Borrowers have delivered to the Administrative Agent evidence satisfactory to the Administrative Agent that such Account is (i) insured on terms and conditions and covering risks acceptable to the Administrative Agent, acting reasonably, by EDC, Chartis or another account receivable insurer acceptable to the Administrative Agent, acting reasonably, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Administrative Agent, acting reasonably, or (ii) supported by one or more letters of credit provided by an issuer acceptable to the Administrative Agent, acting reasonably, and containing terms and conditions acceptable to the Administrative Agent, acting reasonably, and which, at the request of the Administrative Agent, have been assigned to the Administrative Agent, all on terms and in a manner reasonably satisfactory to the Administrative Agent, or (iii) is subject to a Permitted A/R Put which has been assigned to the Administrative Agent on terms and conditions satisfactory to the Administrative Agent; provided that the aggregate value of all such Accounts which shall be Eligible Accounts for inclusion in any Borrowing Base Certificate pursuant to (i), (ii) and (iii) above shall not exceed $25,000,000 at any one time;

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(n)           The chief executive office of the obligor of such Account is located in the United States of America or Canada and the obligor of such Account is organized and existing under the laws of the United States of America or a state thereof or the federal laws of Canada, a province or territory thereof (each a “Domestic Obligor”), or if the obligor is not so organized and existing, unless the Borrowers have delivered to the Administrative Agent evidence satisfactory to the Administrative Agent that such Account is (i) insured on terms and conditions and covering risks acceptable to the Administrative Agent, acting reasonably, by EDC or another account receivable insurer acceptable to the Administrative Agent, acting reasonably, in each case, pursuant to insurance policies containing terms and conditions acceptable to the Administrative Agent, acting reasonably, or (ii) supported by one or more letters of credit provided by an issuer acceptable to the Administrative Agent, acting reasonably, and containing terms and conditions acceptable to the Administrative Agent, acting reasonably, and which, at the request of the Administrative Agent, have been assigned to the Administrative Agent (all to the satisfaction of the Administrative Agent), all on terms and in a manner reasonably satisfactory to the Administrative Agent, or (iii) is otherwise eligible pursuant to the terms of clause (f) of the definition of “Borrowing Base”;

(o)           The obligor of such Account is not a Governmental Authority, if the enforceability or effectiveness against such Governmental Authority of an assignment of such Account is subject to any precondition which has not been fulfilled;

(p)           In respect of an Account arising from  the sale of goods, the subject goods have been completed, sold and shipped, on a true sale basis on open account, or subject to contract, and not on consignment, on approval, on a “sale or return” basis, or on a “bill and hold” or “pre-sale” basis or subject to any other repurchase or return agreement; no material part of the subject goods has been returned, rejected, lost or damaged; and such Account is not evidenced by chattel paper or a promissory note or an instrument of any kind, unless such chattel paper, promissory note or other instrument has been delivered to the Administrative Agent and is subject to a Lien under the Collateral Documents;

(q)           Each of the representations and warranties set forth herein and in the Loan Documents with respect to such Account is true and correct on such date;

(r)           A cheque, promissory note, draft, trade acceptance or other instrument has not been received with respect to such Account (or with respect to any other account due from the same Account Debtor), presented for payment and returned uncollected for any reason;

(s)           Such Account is not in respect of a volume rebate;

(t)           Such Account is not a pre-billed account or an Account arising from progress billing;

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(u)           The assignment (whether absolutely or by way of security) of such Account is not limited or restricted by the terms of the contract evidencing or relating to such Account or, if assignment of such Account is so restricted, such limitation or restriction has been complied with and the laws of the jurisdiction(s) governing the validity of such assignment do not provide that such limitation or restriction is ineffective as against the secured creditor with a security interest therein; and

(v)           Such Account is not an Account which the Administrative Agent, in the exercise of its Permitted Discretion (which may include the consideration by the Administrative Agent of the availability of any credit insurance which may be acceptable to the Administrative Agent), has determined to be ineligible for any other reason, including the Administrative Agent’s determination that the prospect of the collection of such Account is impaired or that the Account may not be paid because of the Account Debtor’s inability to pay or any other reason as may be customary either in the commercial lending industry or in the lending practices of the Administrative Agent, taking into account any credit insurance acceptable to the Administrative Agent;

provided that, if at any time the aggregate amount of all Eligible Accounts owed to all Loan Parties by a particular obligor or its Affiliates exceeds 10% of the aggregate amount of all Eligible Accounts at such time owed to the Loan Parties (determined without giving effect to any reduction in Eligible Accounts pursuant to this proviso), then, unless the Accounts of such obligors and its Affiliates are supported by one or more letters of credit or are insured pursuant to credit insurance provided by a provider of letters of credit or credit insurance, as applicable, as shall be agreed to in writing by the Administrative Agent containing terms and conditions acceptable to the Administrative Agent, acting reasonably, which, at the request of the Administrative Agent, has been assigned to the Administrative Agent (all to the satisfaction of the Administrative Agent), the amount of such Accounts in excess of 10% of such aggregate amount of all Eligible Accounts shall be excluded in determining the aggregate amount of all Eligible Accounts at such time.

“Eligible Inventory” means, at any time with respect to a Loan Party, all Inventory of such Loan Party valued in Canadian Dollars on a lower of Standard Cost  or market basis in accordance with GAAP, with detailed calculations of lower of Standard Cost or market to occur on at least a monthly basis, which meet, subject to paragraph (m) below, the standards of eligibility as represented by the statements hereinafter set forth; and provided that, in any event, no Inventory shall be deemed Eligible Inventory unless each of the following statements is accurate and complete (and by including such Inventory in any computation of the applicable Borrowing Base, each Loan Party shall be deemed to represent and warrant to the Administrative Agent, each Issuing Bank and the Lenders  the accuracy and completeness of such statements and the compliance of such Inventory with each such other eligibility standard established by the Administrative Agent):

(a)           Such Inventory is (i) not obsolete, (ii) meets all standards imposed by any Governmental Authority having regulatory authority over it or its use and/or sale, and is (iii) either currently usable or currently saleable in the normal course of business of such Loan Party;

(b)           Such Inventory is

(i)           in possession of a Loan Party and located on real property owned or leased by a Loan Party within the United States of America or Canada (provided that if such Inventory is located on real property leased by such Loan Party, (A) the landlord of such real property shall have executed and delivered to the Administrative Agent a landlord waiver substantially in the form attached hereto as Exhibit G or in such other form as may be acceptable to Administrative Agent, acting reasonably or (B) in the event that the applicable Loan Party has exercised all commercially reasonable efforts and has been unable to cause the relevant landlord to provide a form of waiver reasonably acceptable to Administrative Agent, the Administrative Agent shall have established an Acceptable Rent Reserve with respect to such location), or

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(ii)           in the possession of a warehouseman or bailee within Canada or the United States of America and (A) such warehouseman or bailee shall have executed and delivered to the Administrative Agent, a Collateral Access Agreement substantially in the form attached hereto as Exhibit H or in such other form as may be acceptable to Administrative Agent, acting reasonably or, (B) in the event that the applicable Loan Party has exercised all commercially reasonable efforts and has been unable to cause the relevant warehousemen or bailee, as applicable, to provide a Collateral Access Agreement reasonably acceptable to Administrative Agent, the Administrative Agent shall have established an Acceptable Rent Reserve with respect to such location, or

(iii)           in transit within the United States of America or Canada (provided that the jurisdictions through which such Inventory is in transit are jurisdictions where the Liens in such inventory under the Collateral Documents are validly perfected first-priority Liens, other than the Permitted Liens set forth in paragraphs (f) and (o) of the definition thereof) either;

(A)           between Loan Parties; or

(B)           in the case of ONP/OCC Inventory only, to a Loan Party, provided that such Loan Party at all times has title to such Inventory and such Inventory is accompanied by appropriate bills of lading (delivered to the Administrative Agent, where requested by the Administrative Agent) naming such Loan Party as owner or, at the request of the Administrative Agent, naming the Administrative Agent as owner thereof;

and upon arrival at its destination, will comply with either paragraph (i) or (ii) above until title to such Inventory passes from the applicable Loan Party to the ultimate purchaser of such Inventory, or

(iv)           in the possession of such Loan Party and located outside Canada or the United States of America to the extent, under Applicable Law, a perfected first priority security interest has been obtained therein to the Administrative Agent’s and the Required Lender’s satisfaction, the Administrative Agent and the Required Lenders in their discretion are otherwise satisfied that there are not otherwise any unacceptable risks associated with taking of and relying on security over Inventory in such jurisdiction, including, without limitation, with respect to rights and costs of access and enforcement in respect of such security interest in such Inventory and the Administrative Agent and the Lenders shall have received such opinions as they may reasonably require with respect to thereto.

(c)           Each of the representations and warranties set forth in the Loan Documents with respect to such Inventory is true and correct on such date;

(d)           The Administrative Agent on behalf of the Lenders, has a first-priority perfected Lien covering such Inventory, and such Inventory is, and at all times will be, free and clear of all Liens, other than the Permitted Liens set forth in paragraphs (f) and (o) of the definition thereof;

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(e)           Such Inventory does not include goods (i) that are not owned by such Loan Party, (ii) that are held by such Loan Party pursuant to a consignment agreement, or (iii) that are special order goods or discontinued goods;

(f)           Such Inventory is not subject to repossession under the BIA or otherwise subject to any reclamation rights except to the extent the applicable vendor has entered into an agreement with the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent, waiving its right to repossession and/or reclamation, as applicable;

(g)           Such Inventory does not consist of samples, prototypes, or packing and shipping materials;

(h)           Such Inventory does not consist of goods that are discontinued, obsolete, expired, slow-moving, repossessed or used goods taken in trade;

(i)           Such Inventory is not evidenced by negotiable documents of title unless delivered to the Administrative Agent with endorsements and insurance, as applicable, on all terms and conditions satisfactory to the Administrative Agent;

(j)           Such Inventory is covered by casualty insurance (including, at any time while such Inventory is in transit);

(k)           Such Inventory is located on real or immoveable property or, in the case of log inventory only, on waters on the coast of British Columbia which are used for log booming or storage purposes, where there is Inventory of such Loan Party in the aggregate amount of at least $50,000; provided that the Administrative Agent and the Lenders have been provided with a landlord waiver on terms and conditions satisfactory to the Administrative Agent, acting reasonably;

(l)           Such Inventory does not consist of goods that may only be transported or sold with licences that are not readily available;

(m)           Such Inventory is not Inventory which the Administrative Agent has determined in the exercise of its reasonable discretion that the Administrative Agent may not sell or otherwise dispose of in accordance with the terms of the applicable Collateral Documents without infringing upon or violating the legal rights of another Person or violating any contract with any other Person; and

(n)           Such Inventory is not Inventory which the Administrative Agent, in the exercise of its Permitted Discretion, determines to be not acceptable for any other reasons, including those which are customary either in the commercial lending industry or in the lending practices of the Administrative Agent.

“Elk Falls and PRD Assets” means

(1) the real property listed on Schedule 3.28 under the heading “Elk Falls”;

 (2) the Company’s interest in real property in Coquitlam, British Columbia under the following leases relating to the Paper Recycling Division:

(a)
Lease from December 1, 2003 to November 20, 2023 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to land legally described as PID 617-513-294, Lot A, District Lots 16 and 48, Group 1, New Westminster District, Plan LMP1969; and

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(b)
Waterlot Lease from December 1, 2003 to December 31, 2012 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as the portion of the bed and foreshore of the Fraser River fronting Lot 2, Plan 82360 and fronting Lot A, Plan LMP1969, both lots District Lot 16, Group 1, NWD; and

(3)  the fixed assets and equipment located on the real property described in (1) and (2) above.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders-in-council, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, presence, release or threatened release of any Hazardous Material and which are legally binding on a Loan Party or any Property of a Loan Party.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of any Loan Party or Subsidiary directly or indirectly resulting from or based upon (a) any violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) any presence of or exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equipment” means:  (i) all “equipment” as defined in the PPSA or the UCC, (ii) all machinery, manufacturing equipment, data processing equipment, computers, office equipment, furnishings, furniture, appliances, and tools (in each case, regardless of whether characterized as equipment under the PPSA or the UCC), (iii) all fixtures and (iv) all accessions or additions thereto, all parts thereof, whether or not at any time of determination incorporated or installed therein or attached thereto, and all replacements therefor, wherever located, now or hereafter existing.

“Equity Securities “means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and  any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

“Equivalent Amount” means, on any date of determination, with respect to obligations or valuations denominated in one currency (the “first currency”), the amount of another currency (the “second currency”) which would result from the conversion of the relevant amount of the first currency into the second currency at the 12:00 noon rate quoted by Bloomberg on www.bloomberg.com/markets/currencies/fxc.html  (Page BOFC or such other Page as may replace such Page for the purpose of displaying such exchange rates) on such date or, if such date is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed in writing between Borrowers and Administrative Agent.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and all regulations promulgated thereunder.

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“ERISA Affiliate” means, with respect to any Loan Party, any trade or business (whether or not incorporated) that, together with such Loan Party, are treated as a single employer under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“ERISA Event” means, with respect to any Loan Party or any ERISA Affiliate,

(a) any event described in Section 4043 of ERISA (other than a reportable event as to which the provision of notice is waived under applicable regulations);

(b) the withdrawal of any Loan Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA;

(c) the complete or partial withdrawal of any Loan Party or any ERISA Affiliate from any Multiemployer Plan;

(d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA;

(e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC;

(f) the failure by any Loan Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days;

(g) a determination that any Title IV Plan is or is expected to be in “at risk” status within the meaning of Title IV of ERISA;

(h) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA;

(i) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245 of ERISA;

(j) with respect to a U.S. Pension Plan intended to be qualified under Section 401(a) of the Code, the loss of a U.S. Pension Plan’s qualification or tax exempt status; or

(k) the termination of a U.S. Pension Plan described in Section 4064 of ERISA.

“ETA” means Part IX of the Excise Tax Act (Canada), as amended from time to time (or any successor statute).

“Eurodollar”, is used in reference to a Loan or Borrowing (other than a CBFR Loan or Borrowing) denominated in US Dollars, and when so used refers to whether such Loan bears, or the Loans comprising such Borrowing are bearing, interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VII.

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“Excluded Assets” has the meaning assigned to such term in the Intercreditor Agreement.

“Excluded Equity Interests” means all Equity Securities and other equity interests owned at any time by any Loan Party in any Subsidiary or any other Person or joint venture.

“Excluded Taxes” means, with respect to any payment made by any Loan Party under any Loan Document, any of the following Taxes imposed on or with respect to a Recipient:  (a)  income or franchise Taxes imposed on (or measured by) net income or capital by the jurisdiction under the laws of which such Recipient is organized or is resident or carries on business through a permanent establishment located therein or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits Taxes imposed by such jurisdiction, (c) Other Connection Taxes and (d) in the case of a Non U.S. Lender making loans to US Borrowers (other than an assignee pursuant to a request by a Borrower under Section 2.19(b)), any U.S. Federal withholding Taxes resulting from any law in effect (including FATCA) on the date such Non U.S. Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Non U.S. Lender’s failure to comply with Section 2.17(f), except to the extent that such Non U.S. Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrowers with respect to such withholding Taxes pursuant to Section 2.17(a).

“Existing Agent” means CIBC Asset-Based Lending Inc. in its capacity as Agent or Collateral Agent, as applicable, under the Existing Credit Agreement.

“Existing Credit Agreement” has the meaning assigned to such term in the Recitals to this Agreement.

“Existing Derivatives Exposure” means the derivatives exposure listed on Schedule 2.26.

“Existing Guarantees” means those guarantees listed on Schedule 9.18.

“Existing Letters of Credit” means those letters of credit listed on Schedule 2.25.

“Existing Major Shareholder” means Third Avenue Management LLC and its Affiliates.

“Existing Note Indentures” means the 2004 Note Indenture and the 2010 Note Indentures as in effect on the Effective Date and from and after any refinancing of the 2004 Notes, shall include the 2010 Note Indentures and any other Refinanced Note Indenture.

“Existing Senior Notes” means the 2004 Notes and the 2010 Notes as in effect on the Effective Date and from and after any refinancing of the 2004 Notes, shall include the 2010 Notes and any other Refinanced Notes.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement and any regulations or official interpretations thereof.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Company or a Loan Party, in each case as required pursuant to this Agreement.

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“Fiscal Quarter” means any fiscal quarter of the applicable Loan Party.

“Fiscal Year” means, in respect of the Company and all Loan Parties other than Catalyst Paper, any fiscal year commencing January 1st and ending December 31st, and in respect of Catalyst Paper means any fiscal year commencing February 1st and ending January 31st.

“Fixed Charges” means, for any period, without duplication, cash Interest Expense, plus Rentals, plus prepayments and scheduled principal payments on Indebtedness actually made, plus expense for taxes paid in cash, plus dividends or distributions paid in cash, plus Capital Lease Obligation payments, plus cash contributions to any U.S. Pension Plan, any Canadian Pension Plan or any Canadian Benefit Plan, all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.  For greater certainty, (i) cash Interest Expense excludes the amortization of deferred debt issuance costs and discounts or premiums on debt issues and (ii) scheduled principal payments on Indebtedness excludes amounts refinanced on maturity of such Indebtedness.

“Fixed Charge Coverage Ratio” means, for any period, the ratio of (a) EBITDA minus the unfinanced portion of Capital Expenditures to (b) Fixed Charges, all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

“Funding Accounts” has the meaning assigned to such term in Section 4.01(g).

“Futures Account” has the meaning set out in the PPSA.

“GAAP” means at any particular time with respect to any Loan Party, generally accepted accounting principles as in effect at such time in the United States of America or Canada, as applicable, consistently applied; provided, however, that, if employment of more than one principle shall be permissible at such time in respect of a particular accounting matter, “GAAP” shall refer to the principle which is then employed by the applicable Loan Party with the concurrence of its independent public or chartered accountants, who are acceptable to the Administrative Agent.  For greater certainty, as of the Effective Date, GAAP shall refer to such principles as then in effect in the United States of America.

“GasEDI Base Contract” means the 2005 version (or any later version amending or replacing the 2005 version) of the GasEDI Base Contract for the Short-Term Sale and Purchase of Natural Gas in the form produced in each case by GasEDI (including any cover sheet, general terms and conditions, special provisions and annexes forming part thereof or incorporated therein).

“Governmental Authority” means the government of Canada, the United States of America, any other nation or any political subdivision thereof, whether provincial, territorial, state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“GST” means the goods and services tax and all other amounts payable under the ETA or any similar legislation in any other jurisdiction of Canada, including QST and HST.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

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“Guaranteed Obligations” has the meaning assigned to such term in Section 10.01.

“Guaranteed Parties” has the meaning assigned to such term in Section 10.01.

“Hazardous Materials”  means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or material which (a) is or becomes regulated under or the subject of any Applicable Law relating to the preservation, protection, pollution or contamination of the environment or (b) is, or is deemed under any Applicable Law to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, including asbestos or asbestos containing materials, polychlorinated biphenyls, petroleum or petroleum distillates and radon gas.

“Hostile Acquisition” means an acquisition or take-over bid, as defined by Applicable Law, by a Loan Party or in which a  Loan Party is involved, in respect of which the board of directors of the target company has recommended against acceptance of such acquisition or take-over bid to the target company’s shareholders.

“HST” means all amounts payable as harmonised sales tax in the Provinces of British Columbia, Ontario, Nova Scotia, Newfoundland and New Brunswick under the ETA.

“IFRS” means the body of pronouncements issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee and adapted for use in Canada.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits of third parties made with such Person or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) the net amount of obligations of such Person (determined on a mark-to-market basis) under Derivatives Transactions, and (l) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary liquidation preference, plus accrued and unpaid dividends.  The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

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“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by any Loan Party under any Loan Document and (b) Other Taxes.

“Insolvency Laws” shall mean each of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), and the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction, including any corporate law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Intellectual Property Rights” means that term as defined in Section 3.23.

“Intercreditor Agreement” means the intercreditor agreement entered into by the Company, the Collateral Trustee, as collateral trustee, CIT Business Credit Canada Inc., as collateral agent (as succeeded and replaced by the Administrative Agent), dated March 10, 2010 as amended by the amendment thereto dated the date of this Agreement, and as it may be further amended, supplemented, restated or otherwise modified from time to time.

“Interest Election Request” means a request by the Borrower Representative to convert or continue a Revolving Borrowing in accordance with Section 2.08.

“Interest Expense” means, for any period, total interest expense (including that attributable to Capital Lease Obligations) of the Company and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Company and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptances and net costs under Derivatives Transactions in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP), calculated on a consolidated basis for the Company and its Subsidiaries for such period in accordance with GAAP.

“Interest Payment Date” means (a) with respect to any Canadian Prime Rate Loan or any CBFR Loan (other than a Swingline Loan), the first Business Day of each calendar month and the Maturity Date, and (b) with respect to any CDOR Rate Loan or any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part (and, in the case of a CDOR Rate Borrowing or a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period) and the Maturity Date.

“Interest Period” means (a), with respect to any Eurodollar Borrowing, the period commencing on the date of such Eurodollar Borrowing and ending on the numerically corresponding day in the calendar month that is one, two or three months thereafter, as the Borrower may elect and (b) with respect to any CDOR Rate Borrowing, the period commencing on the date of such Borrowing and ending on the date which is 30, 60 or 90 days thereafter (or such other period of time as may be available from time to time in the Administrative Agent’s sole discretion, with the consent of all of the Lenders), as the Borrower Representative may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Borrowing only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period.  For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a CDOR Rate Borrowing or a Eurodollar Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

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“Inventory” means, in respect of each Loan Party, all of such Loan Party’s present and hereafter acquired inventory (as defined in the PPSA or the UCC, as applicable) and including all merchandise, inventory and goods, and all additions, substitutions and replacements thereof, wherever located, together with all goods, materials and supplies used or usable in manufacturing, processing, reprocessing, packaging or shipping same in all stages of production from raw materials through work in process to finished goods, including, without limitation, all “stores” inventory or “operating and maintenance supplies” inventory, all “spare parts” inventory and all proceeds of any thereof (of whatever sort).

“Investment” means, as applied to any Person (the “investor”), any direct or indirect purchase or other acquisition by the investor of, or a beneficial interest in, Equity Securities of any other Person, including any exchange of Equity Securities for Indebtedness, or any direct or indirect loan, advance or capital contribution by the investor to any other Person, including all Indebtedness and Accounts owing to the investor from such other Person that did not arise from sales or services rendered to such other Person in the ordinary course of the investor’s business, or any direct or indirect purchase or other acquisition of  bonds, notes, debentures or other debt securities of, any other Person.  The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts (a) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than the Borrower or any Loan Party in connection with such disposition), (b) constituting repayments of Investments that are loans or advances or (c) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital).

“Investment Property” has the meaning assigned to such term in the PPSA.

“IRS” means the United States Internal Revenue Service.

“Issuing Bank” means Chase, in its capacity as the issuer of Letters of Credit, and its successors in such capacity as provided in Section 2.06(i) (and includes Canadian Imperial Bank of Commerce with respect to Existing Letters of Credit).  The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“ITA” means the Income Tax Act (Canada), as amended from time to time (or any successor statute).

“Joinder Agreement” means a Joinder Agreement in substantially the form of Exhibit E.

“Joint Venture Subsidiary” means any Person (a) that is not a direct or indirect Subsidiary of the Company, and (b) in which the Company, in the aggregate, together with its Subsidiaries, is directly or indirectly, the beneficial owner of 5% or more of any class of Equity Securities of such Person and includes at the Effective Date Powell River Energy and PRSC.

“Judgment Currency” has the meaning assigned to such term in Section 9.18(a).

“Judgment Currency Conversion Date” has the meaning assigned to such term in Section 9.18(a).

“Junior Noteholder Secured Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“LC Collateral Account” has the meaning assigned to such term in Section 2.06(j).

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“LC Disbursement” means a payment made by the Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of the Commercial LC Exposure and the Standby LC Exposure.  The LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate LC Exposure.

“Lenders” means the Persons listed on the Commitment Schedule and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.  Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender and any Issuing Bank.

“Letter of Credit” means any letter of credit issued pursuant to this Agreement.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Reuters Screen LIBOR01 Page (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period.  In the event that such rate is not available at such time for any reason, then the “LIBO Rate” with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.  Notwithstanding the above, to the extent that “LIBO Rate” or “Adjusted LIBO Rate” is used in connection with a CBFR Borrowing, such rate shall be determined as modified by the definition of Adjusted One Month LIBOR Rate.

“Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, and (c) any other arrangement having the effect of providing any Person with an interest in any property as security for the payment or performance of an obligation.

“Loan Documents” means this Agreement, any promissory notes issued pursuant to this Agreement, any Letter of Credit applications, the Collateral Documents, the Loan Guarantee, the Blocked Account Agreements, all Administrative Agent’s Confirmations, all requests for Allocated Amounts under the Ancillary Credit Facility, the Intercreditor Agreement, the Agency Resignation and Appointment Agreement, the Collateral Access Agreements, the Blocked Account Agreements, and all other agreements, instruments, documents and certificates identified in Section 4.01 executed and delivered to, or in favour of, the Administrative Agent or any Lenders and including all other pledges, powers of attorney, consents, assignments, contracts, notices, letter of credit agreements and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Loan Party, or any employee of any Loan Party, and delivered to the Administrative Agent or any Lender in connection with this Agreement or the transactions contemplated hereby (but for greater certainty, excluding all agreements, documents or instruments entered into from time to time by any Loan Party evidencing any Derivatives Transactions with any Derivatives Lender other than the Administrative Agent’s Confirmations and all requests for Allocated Amounts under the Ancillary Credit Facility).  Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

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“Loan Guarantor” means each Person that has executed this Agreement as a Loan Party and each Person that after the date of this Agreement becomes bound by the Loan Guarantee (whether by the execution and delivery of a Joinder Agreement or a separate guarantee) and has not been released therefrom by the Administrative Agent.

“Loan Guarantee” means Article X of this Agreement or any separate guarantee in form and substance satisfactory to the Administrative Agent.

“Loan Parties” means the Borrowers and the other Loan Guarantors and their respective successors and assigns.

“Loans” means the loans and advances made by the Lenders pursuant to this Agreement, including Swingline Loans, Overadvances and Protective Advances.

 “Material Adverse Change” means any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means the occurrence of a material adverse effect on (a) the business, assets, operations, prospects or financial condition of the Loan Parties, taken as a whole, (b) the ability of the Loan Parties taken as a whole to pay or perform the Obligations under this Agreement and the other Loan Documents, (c) the Liens in favour of the Administrative Agent on behalf of itself and/or the Lenders on the Collateral or the priority of such Liens, or the value of the Collateral or the amount that the Administrative Agent and the Lenders would be likely to receive (after giving consideration to delays in payment and costs of enforcement) upon the liquidation or enforcement of such Collateral or evidence of a material decline in condition of the Collateral, (d) the rights or remedies of the Administrative Agent and the Lenders under this Agreement and the other Loan Documents, or (e) any Material Contract.

“Material Contract” means (a) the contracts, licences and agreements listed and described on Schedule 3.19 and (b) any other contract, licence or agreement to which any Loan Party is a party or to which any of their respective property or assets is subject, the breach, non-performance, termination, cancellation or expiration of which would result in the Loan Parties, taken as a whole, being unable to carry on their business in the ordinary course or could reasonably be expected to have a Material Adverse Effect.

“Material Indebtedness” means (a) all Indebtedness under the Existing Note Indentures and the Existing Senior Notes, and (b) any Indebtedness (other than the Loans and Indebtedness under the Existing Note Indentures and the Existing Senior Notes) of any one or more of the Loan Parties in an aggregate principal amount exceeding $25,000,000 at any one time outstanding.

“Maturity Date” means the earlier of (a) the Revolving Maturity Date, (b) the Springing Maturity Date and (c) any earlier date on which the Commitments are reduced to zero or otherwise terminated pursuant to the terms hereof.

“Maximum Ancillary Credit Facility Availability Limit” has the meaning assigned to such term in Section 2.22.

“Maximum Liability” has the meaning assigned to such term in Section 10.10.

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“Maximum Swingline Amount” means $20,000,000 as such amount may be increased or reduced pursuant to Section 2.09(h).

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgages” means any mortgage, deed of trust or other agreement which conveys or evidences a Lien in favour of the Administrative Agent, for the benefit of the Administrative Agent and the Lenders and other holders of the Secured Obligations, on real property of a Loan Party, including any amendment, modification or supplement thereto.

“Multiemployer Plan” means a U.S. Pension Plan that is a “multiemployer plan” as defined in Section (3)(37) of ERISA, and to which any Loan Party or ERISA Affiliate is making, is obligated to make or has made or been obligated to make in the past five years contributions on behalf of participants who are or were employed by any of them or Withdrawal Liability payments, or with respect to which any Loan Party or ERISA Affiliate has or could reasonably be expected to have any liability.

“Net Income” means, for any period, the consolidated net income (or loss) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Company or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Company or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or Applicable Law applicable to such Subsidiary.

“Net Orderly Liquidation Value” means, with respect to Inventory, Equipment or intangibles of any Person, the orderly liquidation value thereof as determined in a manner acceptable to the Administrative Agent by an appraiser acceptable to the Administrative Agent, net of all costs of liquidation thereof.

“Net Proceeds” means, with respect to any event, (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments), but only as and when received, (ii) in the case of a casualty, insurance proceeds and (iii) in the case of a Condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees, commissions and out-of-pocket expenses paid to third parties (other than Affiliates) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a Condemnation or similar proceeding), the amount of all payments required to be made as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event and (iii) the amount of all taxes paid (or reasonably estimated to be payable) and the amount of any reserves established to fund contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to such event (as determined reasonably and in good faith by a Financial Officer of the Company).

“Non-Consenting Lender” has the meaning assigned to such term in Section 9.02(d).

“Non-U.S. Lender” means a Lender that is not a U.S. Person.

“Non-Paying Guarantor” has the meaning assigned to such term in Section 10.11.

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“Noteholder Proceeds Collateral Account” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Noteholder Secured Debt Documents” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Noteholder Secured Obligations” shall have the meaning ascribed thereto in the Intercreditor Agreement.

“Notes First Lien Collateral” means, with respect to any Person, all assets and property of such Person, now owned or hereafter acquired, including without limitation the following, but excluding the ABL First Lien Collateral and Excluded Assets:

(a)           each Noteholder Proceeds Collateral Account;

(b)           all fee interests in any real property;

(c)           the following leasehold interests in real property: (x) the leasehold interests for the Paper Recycling Division Plant (as defined in the Intercreditor Agreement) and the Surrey Distribution Centre (as defined in the Intercreditor Agreement), (y) the leasehold interests arising under any waterlot or foreshore leases required for access to any of the facilities forming part of the Notes First Lien Collateral, and (z) all other after-acquired leasehold interests that such Person determines to be material to the business of such Person (such determination to made in the good faith discretion of such Person);

(d)           all equipment, machinery, fixtures, plants, tools and furniture;

(e)           all general intangibles and intellectual property;

(f)           all records, documents, documents of title, investment property, financial assets, instruments, chattel paper, supporting obligations, commercial tort claims, letters of credit and letter of credit rights and other claims and causes of action, in each case, in connection with the foregoing;

(g)           all substitutions, replacements, accessions, products and proceeds (including, without limitation, insurance proceeds, payments, claims, damages and proceeds of suits) of any or all of the foregoing, including all identifiable proceeds of Notes First Lien Collateral, but for greater certainty excluding identifiable proceeds of ABL First Lien Collateral; and

(h)           the Snowflake Fixed Assets.

“Obligated Party” has the meaning assigned to such term in Section 10.02.

“Obligation Currency” has the meaning assigned to such term in Section 9.18(a).

“Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans, all LC Exposure, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations of the Loan Parties to the Lenders or to any Lender, the Administrative Agent, the  Issuing Bank or any indemnified party arising under the Loan Documents, but excluding Derivatives Secured Obligations.

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“ONP/OCC Inventory” means Inventory consisting of old newspapers or old corrugated containers to be utilized by the applicable Loan Party for processing in the recycled containerboard and recycled newsprint facilities (including the Snowflake, Arizona mill) operated by the Loan Parties.

“Organizational Documents” means with respect to any Loan Party, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, by-laws, partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Loan Party’s Equity Securities, all as amended from time to time.

“Original Effective Date” means August 13, 2008.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Taxes (other than a connection arising from such Recipient having executed, delivered, enforced, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to any Loan Document, or sold or assigned an interest in any Loan Document).

“Other Taxes” means any present or future stamp, court, documentary, intangible, recording, filing or similar excise or property Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, or from the registration, receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes (other than Other Connection Taxes imposed in respect of an assignment under Section 2.19(b)).

“Overadvance” has the meaning assigned to such term in Section 2.05.

“Parent” means, with respect to any Lender, the Person as to which such Lender is, directly or indirectly, a subsidiary.

“Participant” has the meaning assigned to such term in Section 9.04(c).

“Participant Register” has the meaning assigned to such term in Section 9.04(c).

“Patriot Act” has the meaning assigned to such term in Section 9.14.

“Paying Guarantor” has the meaning assigned to such term in Section 10.11.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Obligations” has the meaning forth in paragraph (l)(ii) of the definition of “Borrowing Base”.

“Pension Plan” means a Canadian Pension Plan or a U.S. Pension Plan.

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“Permitted A/R Put” means any contractual arrangement between a Loan Party and any other Person acceptable to the Administrative Agent, acting reasonably, but for greater certainty, shall include JPMorgan Chase Bank, N.A. and Bank of America, as counterparties, pursuant to documentation and covering risks on terms and conditions acceptable to the Administrative Agent, acting reasonably, whereby the Loan Party has the option to require such other Person to purchase an Account, in circumstances where (a) the Account obligor is the subject of insolvency, bankruptcy, reorganization or similar proceedings; or (b) the Account is an Eligible Account (other than pursuant to paragraph (m) of the definition of Eligible Account); provided that, in each case, (i) such purchase is on a non-recourse basis to any Loan Party (save for recourse arising from such Account or portion thereof not conforming to criteria specified or warranted for such Account in such acceptable documentation (for greater certainty including criteria as to its priority and validity in any insolvency, bankruptcy, reorganization or similar proceedings but not including any criteria relating to the creditworthiness or solvency of the Account obligor)), (ii) such other Person does not obtain any Lien on or other rights in the Account until it is transferred to such Person following exercise of the option by the Loan Party, (iii) payment by such other Person of the purchase price in cash in full following the exercise of the option by such Loan Party shall be made to such Loan Party concurrently with the exercise of such option or no later than 45 days following the exercise of such option, and (iv) subject to compliance with the foregoing, the amount of the Account consisting of the payment set forth in paragraph (iii) above, not to exceed the purchase price payable by such Person to such Loan Party with respect to such Account, may be included as an Eligible Account in the Borrowing Base to the extent it is otherwise an Eligible Account, as contemplated by the definition thereof, except for the statement set forth in paragraph (j) of the definition thereof.

“Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

“Permitted Liens” means:

(a)           Liens created in favour of the Administrative Agent, the Lenders and the Derivatives Lenders, or any of them, under the Collateral Documents as security for the Secured Obligations;

(b)           Liens granted by a Loan Party in favour of another Loan Party in order to secure any of its indebtedness to such other Loan Party, provided that such Liens are subject to assignment, subordination and postponement arrangements satisfactory to the Agent;

(c)           Purchase Money Liens securing Indebtedness and Liens in respect of or securing Capital Lease Obligations, in each case only to the extent permitted by Section 6.01(g);

(d)           Liens arising under or in connection with Sale and Leaseback Transactions permitted by Section 6.08, provided such Liens attach only to the applicable leased Property, any improvements thereto and any proceeds thereof;

(e)           any security interest arising or deemed to arise under Applicable Law as a result of the transfer by a Loan Party of any Account upon the exercise of any Permitted A/R Put;

(f)           Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith in compliance with Section 5.03, and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Loan Party;

(g)           reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by the applicable Loan Parties;

(h)           carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of Applicable Law in the ordinary course of business, which are not overdue for a period of more than 30 days or which are being contested in good faith in compliance with Section 5.03, and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Loan Party, provided in each case that the applicable Loan Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

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(i)           statutory Liens incurred or arising or pledges or deposits made under worker’s compensation, unemployment insurance and other social security legislation (other than ERISA);

(j)           Liens resulting from the deposit of cash or securities in connection with contracts (other than for the payment of Indebtedness), bids or tenders or expropriation proceedings, or to secure workers’ compensation, unemployment insurance, surety, performance or appeal bonds or costs of litigation when required by Applicable Law;

(k)           Liens comprising or resulting from the pledge or deposit of cash or Cash Equivalents up to an aggregate maximum amount not to exceed $10,000,000 and Liens resulting from the issuance of Letters of Credit pursuant to this Agreement, in each case, to secure Indebtedness to the extent permitted pursuant to Section 6.01(j);

(l)           zoning, land use and building restrictions, by-laws, regulations and ordinances of any Governmental Authority, licenses, easements, servitudes, rights of way and rights in the nature of easements (including, without limiting the generality of the foregoing, licenses, easements, rights of way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables), none of which will materially impair the use of the affected land for the purpose for which it is used by the applicable Loan Parties;

(m)           title defects, encroachments or irregularities which are reflected in the Title Policy or which are of a minor nature and which in the aggregate will not materially impair the use of the affected property for the purpose for which it is used by the applicable Loan Parties;

(n)           Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Loan Parties shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(o)           undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(p)           Liens in favour of customs and revenue authorities arising under Applicable Law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(q)           the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(r)           securities in favour of public utilities or to any municipalities or Governmental Authorities or other public authorities when required by such utilities, municipalities or Governmental Authorities or such other public authorities in connection with the supply of services or utilities to a Loan Party;

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(s)           Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that, in the case of a Loan Party such Liens or covenants do not materially and adversely affect the use of such lands by the Loan Party;

(t)           Liens consisting of royalties payable with respect to any asset or property of a Loan Party existing as of the Effective Date; provided that the existence of any such Lien on any material property or asset of a Loan Party shall have been disclosed in writing to the Lenders prior to the Effective Date;

(u)           Liens, rights of set-off and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by any Loan Party, in each case granted in the ordinary course of business in favour of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to treasury, depositary and cash management services or automated clearinghouse transfer of funds (including pooled account arrangements and netting arrangements); provided that, in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(v)           statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of a Loan Party under Environmental Laws to which any assets of such Loan Party are subject, provided that no Default or Event of Default shall have occurred and be continuing;

(w)           a Lien granted by a Loan Party to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties;

(x)           any security interest arising under Applicable Law solely in connection with an operating lease or any consignment of goods, other than with respect to Inventory or Accounts, and any filing of a UCC or PPSA financing statement (or the equivalent in other jurisdictions) to the extent it relates to any such security interest (deemed under the PPSA or otherwise) or any such consignment of goods and solely as a precautionary measure in connection with any  operating lease or any consignment of goods;

(y)           the interest of a lessee under any lease of Property of a Loan Party which is not Collateral and which does not interfere in any material way with the ordinary conduct of business by the Loan Parties.

(z)           any Lien or restriction (including put and call agreements) solely in respect of the Equity Securities of any Joint Venture Subsidiary that is not a Loan Party, contained in such Joint Venture Subsidiary’s Organizational Documents or the joint venture agreement or shareholders’ agreement in respect of such Joint Venture Subsidiary;

(aa)           any Lien on any property or asset of a Loan Party existing on the date hereof and set forth in Schedule 1.01 (other than Purchase Money Liens or Capital Lease Obligations which shall be subject to the limitations set forth in clause (c) above) provided that (i) such Lien shall not apply to any other property or asset of such Loan Party, and (ii) such Lien shall secure only those obligations which it secures on the date hereof

(bb)           any Lien existing on any property or asset prior to the acquisition thereof by a Loan Party or existing on any property or asset of any Person that becomes a Loan Party after the date hereof prior to the time such Person becomes a Loan Party; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Loan Party, as the case may be, (ii) such Lien shall not apply to any other property or assets of such Loan Party, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Loan Party, as the case may be;

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(cc)           any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Indebtedness of the Loan Parties or their property (other than a substitution of like property);

(dd)           subject to the last paragraph of Section 6.01 and provided no Default or Event of Default exists at the time any such Lien is created or would arise as a result of the creation thereof, Liens in favour of any third party lender (other than any holder of the Existing Senior Notes or the Collateral Trustee) securing Indebtedness permitted to be incurred pursuant to Section 6.01(o) on any property or assets of any Loan Party other than ABL First Lien Collateral, provided that, prior to the creation of any such Lien, such third party lender shall have entered into intercreditor arrangements with the Loan Parties and the Administrative Agent providing for access and usage rights in favour of the Administrative Agent (such rights to be similar in scope and nature to the rights of the Administrative Agent under the Intercreditor Agreement subject to such liquidation and access period as may be acceptable in the Administrative Agent’s discretion, acting reasonably), and subject to such other provisions as are in form and substance satisfactory to the Administrative Agent, acting reasonably; and

(ee)           Liens on Collateral in favour of the Collateral Trustee securing indebtedness permitted by Section 6.01(c) and Junior Noteholder Secured Obligations, subject to the terms of the Intercreditor Agreement and Liens securing any Refinancing of Indebtedness permitted pursuant to Section 6.01(d), provided that (i) no Default or Event of Default exists at the time any such Lien is created or would arise as a result of the incurrence thereof, and (ii) prior to the incurrence of any such Indebtedness, the holders of such Liens shall have entered into the Intercreditor Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Powell River Energy” means the Company’s interest, whether direct or indirect, in Powell River Energy Limited Partnership and Powell River Energy Inc., including its interest in certain loans made to Powell River Energy Limited Partnership and/or Powell River Energy Inc.

“PPSA” means the Personal Property Security Act (British Columbia), including the regulations thereto, provided that, if perfection or the effect of perfection or non-perfection or the priority of any Lien created hereunder on the Collateral is governed by the personal property security legislation or other applicable legislation with respect to personal property security in effect in a jurisdiction other than British Columbia, “PPSA” means the Personal Property Security Act or such other applicable legislation in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Prepayment Event” means any prepayment required pursuant to Section 5.09 with respect to casualty or other insured damage to, or any taking under power of eminent domain or by Condemnation or similar proceeding of, any property or asset of any Loan Party.

“Priority Payables” means, with respect to any Person, any amount payable by such Person which is secured by a Lien which ranks or is capable of ranking prior to or pari passu with the Liens created by the Collateral Documents, including amounts owing for wages, vacation pay, severance pay, employee deductions, sales tax, excise tax, Tax payable pursuant to the ETA (net of GST input credits), income tax, workers compensation, government royalties, pension fund obligations, Canada Pension Plan and Pension Plan obligations, real property tax, amounts owing giving rise to woodworker’s Liens, Liens or claims for unpaid stumpage charges or royalties, Liens for use of crown lands, Liens in favour of parties that fell or transport lumber or raw materials and other statutory or other claims that have or are capable of having priority over, or ranking pari passu with, such Liens created by the Collateral Documents.

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“Property” means any interest in any kind of property or asset, whether real (including chattels real), personal or mixed, movable or immovable, tangible or intangible.

“Protective Advance” has the meaning assigned to such term in Section 2.04.

“PRSC” means the Company’s interest, whether direct or indirect, in PRSC Limited Partnership and its general partner, PRSC Land Developments Ltd., including its interest in certain loans made to PRSC Land Developments and/or PRSC Land Developments Ltd.

“Purchase Money Lien” means a Lien taken or reserved in personal property, other than Inventory (subject to Section 6.01(g)) or Accounts, to secure payment of all or part of its purchase price or the cost of construction or the improvement of such property, provided that (i) the principal amount secured thereby does not exceed such purchase price or cost, (ii) such Lien extends only to such personal property, any improvements thereto and proceeds thereof, and (iii) such Lien is granted prior to or within 60 days after the purchase or the completion of the construction or improvement of such personal property and provided that (without limitation to any other provision of this Agreement) such Lien includes any extension, renewal or refinancing thereof provided the principal amount so secured does not exceed the original amount secured immediately prior to the extension renewal or refinancing thereof and such Lien extends only to such personal property, any improvements thereto or proceeds thereof subject to the Lien when originally taken or reserved.

“QST” means the Quebec sales tax imposed pursuant to an Act respecting the Québec sales tax.

“Recipient” means, as applicable, (a) the Administrative Agent, (b) any Lender and (c) the Issuing Bank.

“Refinanced Note Indentures” means, collectively, the 2010 Note Indentures and from and after a refinancing, if any, in whole or in part of the 2004 Notes, any trust indenture, agreement or other document pursuant to which any of the Refinanced Notes are issued, as amended and supplemented from time to time.

“Refinanced Notes” means from and after a refinancing, if any, in whole or in part of the 2004 Notes, the notes or series of notes issued in connection with such refinancing.

“Refinancing” means, in respect of any Indebtedness and whether or not with the same Administrative Agent, trustee or trustees or lender or lenders, any refinancing, extending, renewing, replacing, amending, supplementing, modifying or amending and restating thereof from time to time, provided that (i) the aggregate principal amount thereof does not exceed the aggregate principal amount of the Indebtedness so refinanced, extended, renewed, replaced or amended and restated, except by an amount not exceeding the aggregate of any unpaid accrued interest and premium thereon, any original issue discount in respect thereof, any make-whole or similar payments applicable thereto, plus other reasonable amounts paid and fees and expenses reasonably incurred in connection therewith and an amount equal to any existing commitments unutilized thereunder, and (ii) no Default or Event of Default has occurred which is continuing or would result therefrom.

“Register” has the meaning assigned to such term in Section 9.04.

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“Release” means a discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage, migration or disposal of any Hazardous Materials in breach of any applicable Environmental Laws.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates; and any other Person with whom such Person is or would not in the applicable circumstances be dealing at “arm’s length” (within the meaning of such term under the ITA).

“Remedial Obligations” means obligations existing under Applicable Law which require one or more Loan Parties to take action or to cause action to be taken in order to remediate any Property contaminated by or otherwise exposed to any Hazardous Materials.

“Rentals” means, for any period, the aggregate fixed amounts payable by the Company and its Subsidiaries under any operating leases, calculated on a consolidated basis for the Company and its Subsidiaries for such period in accordance with GAAP.

“Report” means reports prepared by the Administrative Agent or another Person showing the results of appraisals, field examinations or audits pertaining to the assets of the Loan Parties from information furnished by or on behalf of the Borrowers, after the Administrative Agent has exercised its rights of inspection pursuant to this Agreement, which Reports shall be distributed to the Lenders by the Administrative Agent.

“Required Lenders” means, at any time, Lenders (other than Defaulting Lenders) having Credit Exposure and unused Commitments representing more than 66 2/3% of the sum of the Aggregate Credit Exposure and unused Commitments;

“Required Revolving Lenders” means, at any time, Lenders (other than Defaulting Lenders) having Revolving Exposure and unused Revolving Commitments representing more than 66 2/3% of the sum of the Aggregate Revolving Exposure and unused Revolving Commitments.

“Reserves” means, as of any date of determination, such amounts as the Administrative Agent may from time to time establish and revise in its Permitted Discretion reducing the Borrowing Base which would otherwise be available to the Borrowers under the lending formulas provided for herein (a) to reflect criteria, events, conditions, contingencies or risks which, as determined by the Administrative Agent in its Permitted Discretion, do or may reasonably be expected to adversely affect either (i) any component of the Borrowing Base or its value, or (ii) the security interests and other rights of the Administrative Agent in the ABL First Lien Collateral of the Loan Parties (including the enforceability, perfection and priority thereof), or (b) to reflect the Administrative Agent’s reasonable belief that any collateral report or financial information furnished by or on behalf of any of the Loan Parties to the Administrative Agent is or may have been incomplete, inaccurate or misleading, or (c) in respect of any state of facts which the Administrative Agent determines constitutes a Default or an Event of Default.  Without limiting the foregoing, the Administrative Agent, in its Permitted Discretion, may establish and/or increase Reserves in respect of the following items, without duplication:

(a)           (i) an Acceptable Rent Reserve for any leased premises or warehouse or other location at which Inventory is located which are not owned by a Loan Party and in respect of which the applicable Loan Party has not delivered to the Administrative Agent a Collateral Access Agreement substantially in the form attached hereto as Exhibits G and H, as applicable, or in such other form as may be acceptable to the Administrative Agent, acting reasonably, plus (ii) three months estimated payments plus any other fees or charges owing by the applicable Loan Party to any third party processor (as determined by the Administrative Agent in its Permitted Discretion), provided that any of the foregoing amounts shall be adjusted from time to time hereafter upon (x) delivery to the Administrative Agent of a waiver confirming the Administrative Agent’s first priority perfected Lien in any applicable ABL First Lien Collateral of the Loan Parties and otherwise acceptable to the Administrative Agent, acting reasonably, (y) the opening or closing of a collateral location and/or (z) any change in the amount of rental, storage or processor payments or similar charges,

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(b)           any reserve established by the Administrative Agent on account of statutory claims, deemed trusts, or inventory subject to rights of suppliers under Section 81.1 of the BIA, or any other Applicable Law (including, without limitation, Insolvency Laws and the Bankruptcy Code), in each case, where such claims, trusts or rights would rank or be reasonably expected to rank pari passu with or in priority to the Liens in favour of the Administrative Agent under the Collateral Documents,

(c)           liabilities of any Loan Party to any counterparty bank under any Blocked Account Agreement which may rank pari passu with or have priority over the claims of the Administrative Agent and the Lenders,

(d)           the Ancillary Credit Facilities on a dollar for dollar basis in an amount equal to the aggregate amount of all Allocated Amounts of Derivatives Exposure,

(e)           employee or employee benefit related liabilities and any other claims which may rank pari passu with or have priority over the claims of the Administrative Agent and the Lenders, including Priority Payables,

(f)           such other reserves as the Administrative Agent may at any time or times deem necessary in its Permitted Discretion as a result of other issues, circumstances or facts that otherwise could reasonably be expected to negatively impact (x) the value of the ABL First Lien Collateral of the Loan Parties, or (y) the ability of the Administrative Agent to realize from enforcement against or liquidation of the ABL First Lien Collateral of the Loan Parties, provided that, Reserves shall not be duplicative of eligibility criteria contained in the definitions of “Eligible Accounts” or “Eligible Inventory” or reserves or criteria deducted in determining the value of any Eligible Accounts or Eligible Inventory;

(g)           Banking Services Reserves; and

(h)           the 2004 Note Reserves, as applicable.

“Responsible Officer” means, in respect of any Loan Party, any Financial Officer or any of the President, Vice-President, Vice President and General Counsel, Secretary or Corporate Secretary and Legal Counsel of such Loan Party.

“Restricted Payment” shall mean, with respect to any Person, any payment by such Person (i) of any dividends or other distributions on any of its Equity Securities, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or rights to acquire any Equity Securities, or the making by such Person of any other distribution in respect of any of its Equity Securities, (iii) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any Indebtedness of such Person the right to payment of which has been expressly subordinated and postponed to any liability of such Person under the Loan Documents (except to the extent that any such payment is permitted under the terms of any applicable intercreditor agreement between the holder of such Indebtedness and the Administrative Agent and the Lenders) (which Indebtedness described in this clause (iii), for clarification, shall not include Indebtedness under or in connection with the Existing Note Indentures or the Existing Senior Notes), (iv) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any Indebtedness of such Person to a shareholder of such Person or to an Affiliate of a shareholder of such Person other than in respect of the Existing Senior Notes, (v) of any principal of or interest or premium on or of any other amount in respect of any other Indebtedness including, without limitation, Indebtedness of a Loan Party under the Existing Note Indentures and the Existing Senior Notes, (vi) in respect of an Investment, or (vii) of any management, consulting or similar fee (except where the payment of such fee constitutes compensation, on terms and at rates no more onerous to the applicable Loan Party than would be the case in a fully arm’s length transaction for the bona fide provision of services to the applicable Loan Party) or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director or officer thereof.

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“Revolving Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit, Overadvances and Swingline Loans hereunder, expressed as an amount representing the maximum possible aggregate amount of such Lender’s Revolving Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to (a) Section 2.09 and (b) assignments by or to such Lender pursuant to  Section 9.04.  The initial amount of each Lender’s Revolving Commitment is set forth on the Commitment Schedule, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable.  The initial aggregate amount of the Lenders’ Revolving Commitments is $175,000,000.

“Revolving Exposure” means, with respect to any Lender at any time, the sum of (a) the outstanding principal amount of such Lender’s Revolving Loans, LC Exposure and Swingline Exposure, plus (b) an amount equal to its Applicable Percentage of the aggregate principal amount of Overadvances outstanding.

“Revolving Facility Maturity Date” means May 31, 2016.

“Revolving Lender” means, as of any date of determination, a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Exposure.

“Revolving Loan” means a Loan made pursuant to Section 2.01.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc.

“Sale and Leaseback Transaction” means any arrangement, directly or indirectly, with any Person whereby a Loan Party sells or transfers any Property used or useful in its business, whether now owned or hereafter acquired, and thereafter rents or leases such Property or other Property which it intends to use for substantially the same purpose or purposes as the Property sold or transferred.

“Secured Obligations” all Obligations, together with all (i) Banking Services Obligations and (ii) Derivatives Secured Obligations.

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“Security Agreements” means those certain general security agreements, amended and restated general security agreements and second amended and restated general security agreements between the Loan Parties and the Existing Agent or the Administrative Agent, as applicable, for the benefit of the Existing Agent or the Administrative Agent, as applicable, and the Lenders and the other holders of the Secured Obligations and any other pledge or security agreements entered into, after the date of this Agreement by any other Loan Party (as required by this Agreement or any other Loan Document) or any other Person, as the same may be amended, restated or otherwise modified from time to time.

“Securities Account” has the meaning set out in the STA.

“Settlement” has the meaning assigned to such term in Section 2.05(d).

“Settlement Date” has the meaning assigned to such term in Section 2.05(d).

“Snowflake Fixed Assets” means all real property, plant and Equipment of Catalyst Paper (Snowflake) Inc. and The Apache Railway Company, respectively, which is described as “ABL Snowflake Collateral” in the Intercreditor Agreement.

“Springing Maturity Date” means November 30, 2013 unless: (a) prior to such date, not less than 75% of the aggregate principal amount of the 2004 Notes (determined as of the Effective Date) have been (i) extended, exchanged or refinanced with a maturity date no earlier than the Revolving Facility Maturity Date and otherwise on substantially similar terms as the 2010 Notes, or on terms otherwise approved by Administrative Agent, or (ii) subject to the provisions of this Agreement, purchased or redeemed by the Company; and (b) on such date, after giving effect to the 2004 Note Reserve, Availability is greater than $10,000,000.

“STA” means the Securities Transfer Act (British Columbia), including the regulations thereto, provided that, to the extent that perfection or the effect of perfection or non-perfection or the priority of any Lien created hereunder on Collateral that is Investment Property is governed by the laws in effect in any province or territory of Canada other than British Columbia which there is in force legislation substantially the same as the Securities Transfer Act (British Columbia) (an “Other STA Province”), then “STA” shall mean such other legislation as in effect from time to time in such Other STA Province for purposes of the provisions hereof referring to or incorporating by reference provisions of the STA.

“Standard Cost” means the cost of Inventory determined in accordance with the applicable Loan Party’s published GAAP compliant inventory policy, consistently applied, and excludes any portion of cost representing intercompany profit or gain in the case of Inventory acquired from an Affiliate of any Loan Party.

“Standby LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding standby Letters of Credit plus (b) the aggregate amount of all LC Disbursements relating to standby Letters of Credit that have not yet been reimbursed by or on behalf of the Borrowers.  The Standby LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate Standby LC Exposure.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board).  Such reserve percentages shall include those imposed pursuant to such Regulation D.  Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation.  The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

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“Subsidiary” means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Equity Securities having ordinary voting power to elect a majority of the board of directors of such corporation is at the time, directly or indirectly, owned legally or beneficially by such Person (or one or more Subsidiaries of such Person), or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Equity Securities whether by proxy, agreement, operation of law or otherwise, and (b) any partnership, limited liability company or joint venture in which such Person or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or member or may exercise the powers of a general partner or member.  Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of the Company.

“Swingline Exposure” means, at any time, the sum of the aggregate drawn amount of all outstanding Swingline Loans.  The Swingline Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate Swingline Exposure.

“Swingline Lender” means JPMorgan Chase Bank, N.A., acting through its Toronto Branch, in its capacity as lender of Swingline Loans hereunder, and with respect to Swingline Loans made to a US Borrower, includes its US Lending Office.

“Swingline Loan” has the meaning assigned to such term in Section 2.05(a)

“Taxes” means any present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges from time to time imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Title IV Plan” means a U.S. Pension Plan (other than a Multiemployer Plan) that is covered by Title IV of ERISA or Section 412 of the Code, and that any Loan Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

“Title Policy” means that certain lenders ALTA 2006 Loan Policy (Extended Coverage) in favour of the Administrative Agent from Stewart Title Guarantee Company or such other replacement policy of title insurance as may be in form and substance acceptable to the Administrative Agent.

“Transactions” means the execution, delivery and performance by the Loan Parties of this Agreement and the other Loan Documents, the borrowing of Loans, the issuance of Letters of Credit and the assisting of the Borrowers in arranging for the entering into of Derivatives Transactions comprising Ancillary Credit Facilities contemplated by Section 2.22.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Canadian Prime Rate or the CDOR Rate, in the case of Canadian Dollar Loans, or the Adjusted LIBO Rate, or the CB Floating Rate, in the case of US Dollar Loans.

“UCC” means the Uniform Commercial Code as in effect from time to time in any state the laws of which are required to be applied in connection with the issue of perfection of security interests.

“Unliquidated Obligations” means, at any time, any Secured Obligations (or portion thereof) that are contingent in nature or unliquidated, including any Secured Obligation that is: (i) an obligation to reimburse a bank for drawings not yet made under a letter of credit issued by it; (ii) any other obligation (including any guarantee or indemnification obligation) that is contingent in nature; or (iii) an obligation to provide collateral to secure any of the foregoing types of obligations.

“Unrestricted Subsidiary” means any Subsidiary of the Company, other than a Loan Guarantor, which, together with its Subsidiaries, represents less than 5% of the consolidated assets or consolidated gross revenues of the Company and including, in particular, the Subsidiaries identified in Schedule 3.16, which shall in any event, be Unrestricted Subsidiaries for the purpose of this Agreement.

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“U.S. Pension Plan” means an “employee pension benefit plan,” as defined in Section 3(2)(a) of ERISA, in respect of which, (i) any Loan Party or ERISA Affiliate makes, has made or is required to make (at any time during the five (5) calendar years preceding the date of this Agreement) contributions in respect of its employees, or (ii) any Loan Party or any ERISA Affiliate has incurred or may incur liability, including contingent liability.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“US Borrowers” means Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc.

“US Dollars” or “US$” refers to lawful money of the United States of America.

“US Dollar Loan” means any Loan denominated in US Dollars bearing interest at the CB Floating Rate or the Adjusted LIBO Rate.

“US Lending Office” means, as to any Lender, the applicable branch, office or Affiliate of such Lender designated by such Lender to make Loans and extend credit to any US Borrower.

“US Loan Parties” means each of the US Borrowers and each other Loan Party formed under the laws of the United States or any state thereof or the District of Columbia.

“US Prime Rate” means (a) in the case of CBFR Loans made available in Canada the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate for US Dollar-denominated commercial loans made in Canada, and (b) in the case of CBFR Loans made available in the United States of America, the rate of interest per annum publicly announced from time to time by Chase as its prime rate at its offices at 270 Park Avenue in New York City; each change in the US Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“US Sublimit” means $20,000,000, as such amount may be increased or reduced pursuant to Section 2.09(h).

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means the Borrower Representative and the Administrative Agent.

SECTION 1.02. Classification of Loans and Borrowings.  For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”).  Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Borrowing”).

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SECTION 1.03. Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated, amended and restated or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference in any definition to the phrase “at any time” or “for any period” shall refer to the same time or period for all calculations or determinations within such definition, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04. Accounting Terms; GAAP.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if after the date hereof the Borrowers migrate to GAAP as in effect in Canada (“Canadian GAAP”) or IFRS or there occurs any change in GAAP or in the application thereof on the operation of any provision hereof and the Borrower Representative notifies the Administrative Agent that the Borrowers request an amendment to any provision hereof to eliminate the effect of such migration to Canadian GAAP or  IFRS or  change  in GAAP or in the application thereof  (or if the Administrative Agent notifies the Borrower Representative that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such migration to Canadian GAAP or IFRS or change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such migration or change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

SECTION 1.05. Currency Matters.  Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to the Administrative Agent and the Lenders shall be payable in the currency in which such Obligations are denominated.  Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in Canadian Dollars.  For the purpose of such calculations, comparisons, measurements or determinations, amounts or proceeds denominated in other currencies shall be converted to the Equivalent Amount of Canadian Dollars on the date of calculation, comparison, measurement or determination.  In particular, without limitation, for purposes of valuations or computations under Article II, Article III, Article V, Article VI and Article VII and calculating Availability, the Borrowing Base, eligibility criteria including Eligible Accounts, Eligible Inventory, Commitments or Revolving Exposure, unless expressly provided otherwise, where a reference is made to a dollar amount, the amount is to be considered as the amount in Canadian Dollars and, therefore, each other currency shall be converted into the Equivalent Amount thereof in Canadian Dollars.

SECTION 1.06. Permitted Liens.  Any reference in any of the Loan Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

ARTICLE II

The Credits

SECTION 2.01.  Commitments.  Subject to the terms and conditions set forth herein, each Lender agrees to make Revolving Loans to the Canadian Borrowers denominated in either Canadian Dollars or US Dollars, and each Lender, through its US Lending Office, if any, agrees to make Revolving Loans to the US Borrowers denominated in US Dollars, in each case from time to time during the Availability Period in an aggregate principal amount that will not result in (i) such Lender’s Revolving Exposure exceeding such Lender’s Revolving Commitment, (ii) the Aggregate Revolving Exposure exceeding the lesser of (x) the sum of the total Revolving Commitments or (y) the Borrowing Base or (iii) the Canadian Dollar Equivalent of outstanding Aggregate Revolving Exposure relating to the US Borrowers exceeding the US Sublimit, subject in each case to the Administrative Agent’s authority, in its sole discretion, to make Protective Advances and Overadvances pursuant to the terms of Sections 2.04 and 2.05.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Revolving Loans.

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SECTION 2.02. Loans and Borrowings.

(a)           Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the Lenders ratably in accordance with their respective Commitments of the applicable Class.  Any Protective Advance, any Overadvance and any Swingline Loan shall be made in accordance with the procedures set forth in Sections 2.04 and 2.05.

(b)           Subject to Section 2.14, each Revolving Borrowing denominated in Canadian Dollars shall be comprised entirely of Canadian Prime Rate Loans or CDOR Rate Loans and each Revolving Borrowing denominated in US Dollars shall be comprised entirely of CBFR Loans or Eurodollar Loans as the Borrower Representative may request in accordance herewith, provided that all Borrowings made on the Effective Date must be made as Canadian Prime Rate Borrowings or CBFR Borrowings but may be converted into CDOR Rate Borrowings or Eurodollar Borrowings, as applicable, in accordance with  Section 2.08.  Each Swingline Loan shall be a Canadian Prime Rate Loan or a CBFR Loan.  Each Lender at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement.

(c)           At the commencement of each Interest Period for any CDOR Rate Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $1,000,000, and at the commencement of each Interest Period for any Eurodollar Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of US$100,000 and not less than US$1,000,000.  Canadian Prime Rate Revolving Borrowings and CBFR Revolving Borrowings may be in any amount.  Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of 5 Eurodollar Borrowings and 5 CDOR Rate Borrowings outstanding.

(d)           Notwithstanding any other provision of this Agreement, the Borrower Representative shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.03.   Requests for Revolving Borrowings.  To request a Revolving Borrowing, the Borrower Representative shall notify the Administrative Agent of such request either in writing (delivered by hand or facsimile) in a form approved by the Administrative Agent and signed by the Borrower Representative or by telephone not later than (a) in the case of a CDOR Rate Borrowing or a Eurodollar Borrowing, 12:00 noon, Chicago time, three Business Days before the date of the proposed Borrowing or (b) in the case of a Canadian Prime Rate Borrowing or a CBFR Borrowing, noon, Chicago time, on the date of the proposed Borrowing; provided that any such notice of a Canadian Prime Rate Borrowing or a CBFR Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e) may be given not later than 11:00 a.m., Chicago time, on the date of the proposed Borrowing.  Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or facsimile to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the Borrower Representative.  Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.01:

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(i)           the name of the applicable Borrower(s);

(ii)           the aggregate amount of the requested Borrowing and a breakdown of the separate wires comprising such Borrowing;

(iii)           the date of such Borrowing, which shall be a Business Day;

(iv)           whether such Borrowing is to be denominated in Canadian Dollars or US Dollars;

(v)           whether such Borrowing is to be a Canadian Prime Rate Borrowing, a CDOR Rate Borrowing, a CBFR Borrowing or a Eurodollar Borrowing; and

(vi)           in the case of a CDOR Rate Borrowing or a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period.”

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing if denominated in Canadian Dollars, shall be a Canadian Prime Rate Borrowing and, if denominated in US Dollars, shall be a CBFR Borrowing.  If no Interest Period is specified with respect to any requested CDOR Rate Revolving Borrowing or Eurodollar Revolving Borrowing, then the applicable Borrower(s) shall be deemed to have selected an Interest Period of one month’s (or 30 days’, in the case of CDOR) duration.  Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

SECTION 2.04.   Protective Advances.

(a)           Subject to the limitations set forth below, the Administrative Agent is authorized by the Borrowers and the Lenders, from time to time in the Administrative Agent’s sole discretion (but shall have absolutely no obligation to), to make Loans to the Borrowers, on behalf of all Lenders, which the Administrative Agent, in its Permitted Discretion, deems necessary or desirable (i) to preserve or protect the ABL First Lien Collateral of the Loan Parties, or any portion thereof, (ii) to enhance the likelihood of, or maximize the amount of, repayment of the Loans and other Obligations, or (iii) to pay any other amount chargeable to or required to be paid by the Borrowers pursuant to the terms of this Agreement, including payments of reimbursable expenses (including costs, fees, and expenses as described in Section 9.03) and other sums payable under the Loan Documents (any of such Loans are herein referred to as “Protective Advances”); provided that, the aggregate amount of Protective Advances outstanding at any time shall not at any time exceed $15,000,000; provided further that, the aggregate amount of outstanding Protective Advances plus the Aggregate Revolving Exposure shall not exceed the total Revolving Commitments.  Protective Advances may be made even if the conditions precedent set forth in Section 4.02 have not been satisfied.  The Protective Advances shall be secured by the Liens in favour of the Administrative Agent in and to the Collateral and shall constitute Obligations hereunder.  All Protective Advances shall be Canadian Prime Rate Borrowings or CBFR Borrowings.  The Administrative Agent’s authorization to make Protective Advances may be revoked at any time by 100% of the Lenders (other than any Defaulting Lender).  Any such revocation must be in writing and shall become effective prospectively upon the Administrative Agent’s receipt thereof.  At any time that there is sufficient Availability and the conditions precedent set forth in Section 4.02 have been satisfied, the Administrative Agent may request the Revolving Lenders to make a Revolving Loan to repay a Protective Advance.  At any other time the Administrative Agent may require the Lenders to fund their risk participations described in Section 2.04(b).

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(b)           Upon the making of a Protective Advance by the Administrative Agent (whether before or after the occurrence of a Default), each Lender shall be deemed, without further action by any party hereto, to have unconditionally and irrevocably purchased from the Administrative Agent, without recourse or warranty, an undivided interest and participation in such Protective Advance in proportion to its Applicable Percentage.  From and after the date, if any, on which any Lender is required to fund its participation in any Protective Advance purchased hereunder, the Administrative Agent shall promptly distribute to such Lender, such Lender’s Applicable Percentage of all payments of principal and interest and all proceeds of Collateral received by the Administrative Agent in respect of such Protective Advance.

SECTION 2.05.   Swingline Loans and Overadvances.

(a)           The Administrative Agent, the Swingline Lender and the Revolving Lenders agree that in order to facilitate the administration of this Agreement and the other Loan Documents, promptly after the Borrower Representative requests a Canadian Prime Rate Borrowing or a CBFR Borrowing, the Swingline Lender may elect to have the terms of this Section 2.05(a) apply to such Borrowing Request by advancing, on behalf of the Revolving Lenders and in the amount requested, same day funds to the Borrowers, on the applicable Borrowing date to the Funding Account(s) (each such Loan made solely by the Swingline Lender pursuant to this Section 2.05(a) is referred to in this Agreement as a “Swingline Loan”), with settlement among them as to the Swingline Loans to take place on a periodic basis as set forth in Section 2.05(d).  Each Swingline Loan shall be subject to all the terms and conditions applicable to other Canadian Prime Rate Loans and CBFR Loans funded by the Revolving Lenders, except that all payments thereon shall be payable to the Swingline Lender solely for its own account.  The aggregate amount of Swingline Loans outstanding at any time shall not exceed the Maximum Swingline Amount.   The Swingline Lender shall not make any Swingline Loan if the requested Swingline Loan exceeds Availability (before giving effect to such Swingline Loan).  All Swingline Loans in Canadian Dollars shall be shall be Canadian Prime Rate Borrowings and all Swingline Loans in US Dollars shall be CBFR Borrowings.

(b)           Any provision of this Agreement to the contrary notwithstanding, at the request of the Borrower Representative, the Administrative Agent may in its sole discretion (but with absolutely no obligation), make Revolving Loans to the Borrowers, on behalf of the Revolving Lenders, in amounts that exceed Availability (any such excess Revolving Loans are herein referred to collectively as “Overadvances”); provided that, no Overadvance shall result in a Default due to Borrowers’ failure to comply with Section 2.01 for so long as such Overadvance remains outstanding in accordance with the terms of this paragraph, but solely with respect to the amount of such Overadvance.  In addition, Overadvances may be made even if the condition precedent set forth in Section 4.02(d) has not been satisfied.  All Overadvances shall constitute CBFR Borrowings.  The authority of the Administrative Agent to make Overadvances is limited to an aggregate amount not to exceed $15,000,000 at any time, no Overadvance may remain outstanding for more than thirty days and no Overadvance shall cause any Revolving Lender’s Revolving Exposure to exceed its Revolving Commitment; provided that, the Required Revolving Lenders may at any time revoke the Administrative Agent’s authorization to make Overadvances.  Any such revocation must be in writing and shall become effective prospectively upon the Administrative Agent’s receipt thereof.

(c)           Upon the making of a Swingline Loan or an Overadvance (whether before or after the occurrence of a Default and regardless of whether a Settlement has been requested with respect to such Swingline Loan or Overadvance), each Revolving Lender shall be deemed, without further action by any party hereto, to have unconditionally and irrevocably purchased from the Swingline Lender or the Administrative Agent, as the case may be, without recourse or warranty, an undivided interest and participation in such Swingline Loan or Overadvance in proportion to its Applicable Percentage of the Revolving Commitment.  The Swingline Lender or the Administrative Agent may, at any time, require the Revolving Lenders to fund their participations.  From and after the date, if any, on which any Revolving Lender is required to fund its participation in any Swingline Loan or Overadvance purchased hereunder, the Administrative Agent shall promptly distribute to such Lender, such Lender’s Applicable Percentage of all payments of principal and interest and all proceeds of Collateral received by the Administrative Agent in respect of such Loan, subject to the Intercreditor Agreement.

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(d)           The Administrative Agent, on behalf of the Swingline Lender, shall request settlement (a “Settlement”) with the Revolving Lenders in respect of any Swingline Loans on at least a weekly basis or on any date that the Administrative Agent elects, by notifying the Revolving Lenders of such requested Settlement by facsimile, telephone, or e-mail no later than 12:00 noon Chicago time on the date of such requested Settlement (the “Settlement Date”).  Each Revolving Lender (other than the Swingline Lender, in the case of the Swingline Loans) shall transfer the amount of such Revolving Lender’s Applicable Percentage of the outstanding principal amount of the applicable Loan with respect to which Settlement is requested to the Administrative Agent, to such account of the Administrative Agent as the Administrative Agent may designate, not later than 2:00 p.m., Chicago time, on such Settlement Date.  Settlements may occur during the existence of a Default and whether or not the applicable conditions precedent set forth in Section 4.02 have then been satisfied.  Such amounts transferred to the Administrative Agent shall be applied against the amounts of the Swingline Lender’s Swingline Loans and, together with Swingline Lender’s Applicable Percentage of such Swingline Loan, shall constitute Revolving Loans of such Revolving Lenders, respectively.  If any such amount is not transferred to the Administrative Agent by any Revolving Lender on such Settlement Date, the Swingline Lender shall be entitled to recover from such  Lender on demand such amount, together with interest thereon, as specified in Section 2.07.

SECTION 2.06.   Letters of Credit.

(a)           General.  Subject to the terms and conditions set forth herein, the Borrower Representative may request the issuance of Letters of Credit denominated in either Canadian Dollars or US Dollars for the account of a Canadian Borrower or Letters of Credit denominated in US Dollars for the account of a US Borrower, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the Availability Period.  In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrowers to, or entered into by the Borrowers with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b)           Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions.  To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower Representative shall deliver by hand or facsimile (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (prior to 9:00 am, Chicago time, at least three Business Days prior to the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit.  If requested by the Issuing Bank, the applicable Borrower also shall submit a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Letter of Credit.  A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $50,000,000, (ii) the Standby LC Exposure shall not exceed $40,000,000, (iii) the Commercial LC Exposure shall not exceed $10,000,000, (iv) the Aggregate Revolving Exposure shall not exceed the lesser of the total Revolving Commitments and the Borrowing Base, and (iii) the Canadian Dollar Equivalent of outstanding Aggregate Revolving Exposure relating to the US Borrowers shall not exceed the US Sublimit.

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(c)           Expiration Date.  Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date.

(d)           Participations.  By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Revolving Lenders, the Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit.  In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrowers on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrowers for any reason.  Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)           Reimbursement.  If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrowers shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement (i) not later than 11:00 a.m., Chicago time, on the date that such LC Disbursement is made, if the Borrower Representative shall have received notice of such LC Disbursement prior to 9:00 a.m., Chicago time, on such date, or, (ii) if such notice has not been received by the Borrower Representative prior to such time on such date, then not later than 11:00 a.m., Chicago time, on (A) the Business Day that the Borrower Representative receives such notice, if such notice is received prior to 9:00 a.m., Chicago time, on the day of receipt, or (B) the Business Day immediately following the day that the Borrower Representative receives such notice, if such notice is not received prior to such time on the day of receipt; provided that the Borrowers may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.05 that such payment be financed with a CBFR Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the Borrowers’ obligation to make such payment shall be discharged and replaced by the resulting a CBFR Revolving Borrowing or Swingline Loan.  If the Borrowers fail to make such payment when due, the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrowers in respect thereof and such Lender’s Applicable Percentage thereof.  Promptly following receipt of such notice, each Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrowers, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Revolving Lenders.  Promptly following receipt by the Administrative Agent of any payment from the Borrowers pursuant to this paragraph, the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse the Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear.  Any payment made by a Revolving Lender pursuant to this paragraph to reimburse the Issuing Bank for any LC Disbursement (other than the funding of Canadian Prime Rate Revolving Loans or CBFR Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrowers of their obligation to reimburse such LC Disbursement.

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(f)           Obligations Absolute.  The Borrowers’ joint and several obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrowers’ obligations hereunder.  Neither the Administrative Agent, the Revolving Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by Applicable Law) suffered by any Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.  The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination.  In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)           Disbursement Procedures.  The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit.  The Issuing Bank shall promptly notify the Administrative Agent and the applicable Borrower by telephone (confirmed by facsimile) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrowers of their obligation to reimburse the Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement.

(h)           Interim Interest.  If the Issuing Bank shall make any LC Disbursement, then, unless the Borrowers shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrowers reimburse such LC Disbursement, at the rate per annum then applicable to Canadian Prime Rate Revolving Loans if in Canadian Dollars or CBFR Revolving Loans if in US Dollars; provided that, if the Borrowers fail to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.13(e) shall apply.  Interest accrued pursuant to this paragraph shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to paragraph (e) of this Section to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

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(i)           Replacement of the Issuing Bank.  The Issuing Bank may be replaced at any time by written agreement among the Borrower Representative, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank.  The Administrative Agent shall notify the Revolving Lenders of any such replacement of the Issuing Bank.  At the time any such replacement shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12(b).  From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j)           Cash Collateralization.   If any Event of Default shall occur and be continuing, on the Business Day that the Borrower Representative receives notice from the Administrative Agent or the Required  Lenders (or, if the maturity of the Loans has been accelerated, Revolving Lenders with LC Exposure representing greater than 66 2/3% of the aggregate LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, the Borrowers shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Lenders (the “LC Collateral Account”), an amount in cash equal to 105% of the LC Exposure as of such date plus accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to any Borrower described in clause (h) or (i) of Article VII.  Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Secured Obligations.  The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over the LC Collateral Account and the Borrowers hereby grant the Administrative Agent a security interest in the LC Collateral Account.  Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrowers’ risk and expense, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in the LC Collateral Account.  Moneys in the LC Collateral Account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposure representing greater than 66 2/3% of the aggregate LC Exposure), be applied to satisfy other Secured Obligations.  If the Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrowers within three Business Days after all such Events of Default have been cured or waived as confirmed in writing by the Administrative Agent.

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SECTION 2.07.   Funding of Borrowings.

(a)           Each Lender shall make each Loan to be made by such Lender hereunder on the proposed date thereof by wire transfer of immediately available funds by 1:00 p.m., Chicago time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s Applicable Percentage, provided that Swingline Loans shall be made as provided in Section 2.05.  The Administrative Agent will make such Loans available to the Borrower Representative by promptly crediting the amounts so received, in like funds, to the Funding Account; provided that Canadian Prime Rate Revolving Loans and CBFR Revolving Loans (as applicable) made to finance the reimbursement of (i) an LC Disbursement as provided in Section 2.06(e) shall be remitted by the Administrative Agent to the Issuing Bank and (ii) a Protective Advance or an Overadvance shall be retained by the Administrative Agent.

(b)           Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of either the Federal Funds Effective Rate (in the case of US Dollar - denominated amounts) or the Administrative Agent’s cost of funds (in the case of Canadian Dollar - denominated amounts) and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrowers, the interest rate applicable to CBFR Loans (in the case of US Dollar-denominated amounts) or Canadian Prime Rate Loans (in the case of Canadian Dollar-denominated amounts).  If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

SECTION 2.08.   Interest Elections.

(a)           Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a CDOR Rate Borrowing or a Eurodollar Revolving Borrowing, shall have an initial Interest Period as specified in such Borrowing Request.  Thereafter, the Borrower Representative may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a CDOR Rate Borrowing or a Eurodollar Revolving Borrowing, may elect Interest Periods therefor, all as provided in this Section.  The Borrower Representative may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing, provided that a Borrowing in one currency may only be converted to another Type of Borrowing denominated in the same currency as the Borrowing to be so converted.  This Section shall not apply to Swingline Borrowings, Overadvances or Protective Advances, which may not be converted or continued.

(b)           To make an election pursuant to this Section, the Borrower Representative shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrowers were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election.  Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or facsimile to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower Representative.

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(c)           Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)           the name of the applicable Borrower and the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)           the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)           whether the resulting Borrowing, if in Canadian Dollars, is to be a Canadian Prime Rate Borrowing or a CDOR Rate Borrowing, or if in US Dollars, is to be a CBFR Borrowing or a Eurodollar Borrowing; and

(iv)           if the resulting Borrowing is a CDOR Rate Borrowing or a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a CDOR Rate Borrowing or a Eurodollar Borrowing but does not specify an Interest Period, then the Borrowers shall be deemed to have selected an Interest Period of one month’s (or 30 days’, in the case of CDOR) duration.

(d)           Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)           If the Borrower Representative fails to deliver a timely Interest Election Request with respect to a CDOR Rate Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Canadian Prime Rate Borrowing.  Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a CDOR Rate Borrowing and (ii) unless repaid, each CDOR Rate Borrowing shall be converted to a Canadian Prime Rate Borrowing of the same class at the end of the Interest Period applicable thereto.

(f)           If the Borrower Representative fails to deliver a timely Interest Election Request with respect to a Eurodollar Revolving Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a CBFR Borrowing.  Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower Representative, then, so long as an Event of Default is continuing (i) no outstanding Revolving Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Revolving Borrowing shall be converted to a CBFR Borrowing at the end of the Interest Period applicable thereto.

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SECTION 2.09.   Termination and Reduction of Commitments; Increase in Revolving Commitments; Amendments to US Sublimit and Maximum Swingline Amount.

(a)           Unless previously terminated, all Commitments shall terminate on the Maturity Date.

(b)           The Borrowers may at any time terminate the Commitments upon (i) the payment in full of all outstanding Loans, together with accrued and unpaid interest thereon and on any Letters of Credit, (ii) the cancellation and return of all outstanding Letters of Credit (or alternatively, with respect to each such Letter of Credit, the furnishing to the Administrative Agent of a cash deposit (or at the discretion of the Administrative Agent a back up standby letter of credit satisfactory to the Administrative Agent) equal to 105% of the LC Exposure as of such date), (iii) the payment in full of the accrued and unpaid fees, and (iv) the payment in full of all reimbursable expenses and other Obligations, together with accrued and unpaid interest thereon.

(c)           The Borrowers may from time to time reduce the Revolving Commitments; provided that (i) each reduction of the Revolving Commitments shall be in an amount that is an integral multiple of $5,000,000 and not less than $25,000,000 and (ii) the Borrowers shall not reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.10, the sum of the Revolving Exposures would exceed the lesser of the total Revolving Commitments and the Borrowing Base.

(d)           The Borrower Representative shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) or (c) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof.  Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof.  Each notice delivered by the Borrower Representative pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Borrower Representative may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower Representative (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.  Any termination or reduction of the Commitments shall be permanent.  Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

(e)           The Borrowers shall have the right to increase the Revolving Commitments by obtaining additional Revolving Commitments of up to $75,000,000, either from one or more of the Lenders or another lending institution provided that (i) any such request for an increase shall be in a minimum amount of $25,000,000, (ii) the Borrower Representative, on behalf of the Borrowers, may make a maximum of 3 such requests, (iii) the Administrative Agent has approved the identity of any such new Lender, such approval not to be unreasonably withheld, (iv) any such new Lender assumes all of the rights and obligations of a “Lender” hereunder, and (v) the procedure described in Section 2.09(f) have been satisfied.

(f)           Any amendment hereto for such an increase or addition shall be in form and substance satisfactory to the Administrative Agent and shall only require the written signatures of the Administrative Agent, the Borrowers and each Lender being added or increasing its Commitment, subject only to the approval of all Lenders if any such increase would cause the Revolving Commitments to exceed $250,000,000 in the aggregate.  As a condition precedent to such an increase, the Borrowers shall deliver to the Administrative Agent a certificate of each Loan Party (in sufficient copies for each Lender) signed by an authorized officer of such Loan Party (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, and (ii) in the case of the Borrowers, certifying that, before and after giving effect to such increase, (A) the representations and warranties contained in Article III and the other Loan Documents are true and correct, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and (B) no Default exists.

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(g)           Within a reasonable time after the effective date of any increase, the Administrative Agent shall, and is hereby authorized and directed to, revise the Commitment Schedule to reflect such increase and shall distribute such revised Commitment Schedule to each of the Lenders and the Borrowers, whereupon such revised Commitment Schedule shall replace the old Commitment Schedule and become part of this Agreement.  On the Business Day following any such increase, all outstanding Canadian Prime Rate Borrowings and CBFR Borrowings shall be reallocated among the Lenders (including any newly added Lenders) in accordance with the Lenders’ respective revised Applicable Percentages and the Lenders shall make adjustments among themselves with respect to the Advances then outstanding and amounts of principal, interest, commitment fees and other amounts paid or payable with respect thereto as shall be necessary, in the opinion of the Administrative Agent, in order to effect such reallocation.  CDOR Rate Borrowing and Eurodollar Borrowing shall not be reallocated among the Lenders until the expiration of the applicable Interest Period in effect at the time of any such increase, at which time any such CDOR Rate Borrowing or Eurodollar Borrowing being continued shall be reallocated, and any such CDOR Rate Borrowing or Eurodollar Borrowings being converted to Canadian Prime Rate Borrowings or CBFR Borrowings, as applicable, shall be converted and allocated, among the Lenders (including the newly added Lenders) at such time.

(h)           The Borrowers shall have the right, no more than two times during any Fiscal Year, to request increases or decreases to the portions of the total Revolving Commitments allocated to the US Sublimit and the Maximum Swingline Amount without a corresponding increase or decrease to any Revolving Commitment under Section 2.09(b), Section 2.09(c), or Section 2.09(d), provided that (i) any such request for an increase or decrease shall be in a minimum amount of $5,000,000, (ii) the US Sublimit shall in no event be increased to an amount in excess of $50,000,000 and the Maximum Swingline Amount shall in no event be increased to an amount in excess of $26,000,000, (iii) the Borrower Representative, on behalf of the Borrowers, may make a maximum of 4 such requests, (iv) any increase or decrease shall be in form and substance satisfactory to the Administrative Agent, and (v) the total Revolving Commitments shall not be increased or decreased as a result of any such request.

SECTION 2.10.   Repayment and Amortization of Loans; Evidence of Debt.

(a)           The Borrowers hereby unconditionally promise to pay (i) to the Administrative Agent for the account of each Revolving Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date, (ii) to the Administrative Agent the then unpaid amount of each Protective Advance on the earlier of the Maturity Date and demand by the Administrative Agent; provided that on each date that a Revolving Loan is made, the Borrowers shall repay all Swingline Loans then outstanding and (iii) to the Administrative Agent the then unpaid principal amount of each Overadvance on the earlier of the Maturity Date and demand by the Administrative Agent.

(b)           At all times that full cash dominion is in effect pursuant to Section 2.24, on each Business Day, the Administrative Agent shall apply all funds credited to the Blocked Accounts on such Business Day or the immediately preceding Business Day (at the discretion of the Administrative Agent, whether or not immediately available) first to prepay any Protective Advances and Overadvances that may be outstanding, pro rata, and second to prepay the Revolving Loans (including Swingline Loans) and to cash collateralize outstanding LC Exposure.

(c)           Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

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(d)           The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(e)           The entries made in the accounts maintained pursuant to paragraph (c) or (d) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(f)           Any Lender may request that Loans made by it be evidenced by a promissory note.  In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent.  Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.11.   Prepayment of Loans.

(a)           The Borrowers shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (f) of this Section.

(b)           Except for Overadvances permitted under Section 2.05, in the event and on such occasion that the Aggregate Revolving Exposure exceeds the lesser of (A) the total Revolving Commitments and (B) the Borrowing Base, including as a result of any currency exchange fluctuation, the Borrowers shall prepay the Revolving Loans, LC Exposure and/or Swingline Loans in an aggregate amount equal to such excess.

(c)           Except for Overadvances permitted under Section 2.05, in the event and on such occasion that the Canadian Dollar Equivalent of the aggregate Revolving Exposure to the US Borrowers exceeds an amount equal to the US Sublimit, including as a result of any currency exchange fluctuation, the Borrowers shall prepay the Revolving Loans and/or LC Exposure in an aggregate amount equal to such excess.

(d)           In the event and on each occasion that any Net Proceeds are received by or on behalf of the Company or any other Loan Party in respect of any Prepayment Event, the Borrowers shall, immediately after such Net Proceeds are received by the Company or any other Loan Party, prepay the Obligations as set forth in Section 2.11(e) below in an aggregate amount equal to 100% of such Net Proceeds.

(e)           All such amounts pursuant to Section 2.11(b), Section 2.11(c) and Section 2.11(d) (as to any insurance or Condemnation proceeds, to the extent they arise from casualties or losses to Equipment, fixtures and real property and subject to the rights of any holders of Permitted Liens permitted to rank senior to the Liens in favour of the Administrative Agent in accordance with this Agreement) shall be applied, first to prepay any Protective Advances and Overadvances that may be outstanding, pro rata, and second to prepay the Revolving Loans (including Swingline Loans) without a corresponding reduction in the Revolving Commitments and to cash collateralize outstanding LC Exposure. All such amounts pursuant to Section 2.11(b), Section 2.11(c) and Section 2.11(d) (as to any insurance or Condemnation proceeds, to the extent they arise from casualties or losses to cash or Inventory and subject to the rights of any holders of Permitted Liens permitted to rank senior to the Liens in favour of the Administrative Agent in accordance with this Agreement) shall be applied, first to prepay any Protective Advances and Overadvances that may be outstanding, pro rata, and second to prepay the Revolving Loans (including Swingline Loans) without a corresponding reduction in the Revolving Commitments and to cash collateralize outstanding LC Exposure.  If the precise amount of insurance or condemnation proceeds allocable to Inventory as compared to Equipment, fixtures and real property is not otherwise determined, the allocation and application of those proceeds shall be determined by the Administrative Agent, in its Permitted Discretion.

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(f)           The Borrower Representative shall notify the Administrative  Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by facsimile) of any prepayment hereunder not later than 12:00 noon, Chicago time, (A) in the case of prepayment of a CDOR Rate Revolving Borrowing or a Eurodollar Revolving Borrowing, three Business Days before the date of prepayment, or (B) in the case of prepayment of a Canadian Prime Rate Borrowing or a CBFR Revolving Borrowing, one Business Day before the date of prepayment.  Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09.  Promptly following receipt of any such notice relating to a Revolving Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof.   Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Revolving Borrowing of the same Type as provided in Section 2.02.   Each prepayment of a Revolving Borrowing shall be applied ratably to the Revolving Loans included in the prepaid Borrowing.  Prepayments shall be accompanied by accrued interest to the extent required by Section 2.13.

SECTION 2.12.   Fees.

(a)           The Borrowers agree to pay to the Administrative Agent for the account of each Lender a commitment fee, which shall accrue at the Applicable Rate on the average daily amount of the Available Revolving Commitment of such Lender during the period from and including the Effective Date to but excluding the date on which the Lenders’ Revolving Commitments terminate.  Accrued commitment fees shall be payable in arrears on the first Business Day of each calendar month and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the date hereof.  All commitment fees shall be computed on the basis of a year of 365 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)           The Borrowers agree to pay (i) to the Administrative Agent for the account of each Revolving Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to CDOR Rate Loans and Eurodollar Revolving Loans on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Lender’s Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to the Issuing Bank, its’ standard fees (excluding fronting fees) with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder.  Participation fees accrued through and including the last day of each calendar month shall be payable on the first Business Day of each calendar month  such last day, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand.  Any other fees payable to the Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand.  All participation fees shall be computed on the basis of a year of 365 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

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(c)           The Borrowers agree to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrowers and the Administrative Agent.

(d)           All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the Issuing Bank, in the case of fees payable to it) for distribution, in the case of commitment fees and participation fees, to the Lenders.  Fees paid shall not be refundable under any circumstances.

SECTION 2.13.   Interest.

(a)           The Loans comprising each Canadian Prime Rate Borrowing (including each Swingline Loan) shall bear interest at the Canadian Prime Rate plus the Applicable Rate.

(b)           The Loans comprising each CBFR Borrowing (including each Swingline Loan) shall bear interest at the CB Floating Rate plus the Applicable Rate.

(c)           The Loans comprising each CDOR Rate Borrowing shall bear interest at the CDOR Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(d)           The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(e)           Each Protective Advance and each Overadvance shall bear interest at the Canadian Prime Rate, if denominated in Canadian Dollars, or at the CB Floating Rate, if denominated in US Dollars, plus the Applicable Rate for corresponding Revolving Loans plus 2% per annum.

(f)           Notwithstanding the foregoing, during the occurrence and continuance of a Default, the Administrative Agent or the Required Lenders may, at their option, by notice to the Borrower Representative (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 9.02 requiring the consent of “each Lender affected thereby” for reductions in interest rates), declare that (i) all Loans shall bear interest at 2% plus the rate otherwise applicable to such Loans as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount outstanding hereunder, such amount shall accrue at 2% plus the rate applicable to such fee or other obligation as provided hereunder.

(g)           Accrued interest on each Loan (for Canadian Prime Rate Loans and CBFR Loans, accrued through the last day of the prior calendar month) shall be payable in arrears on each Interest Payment Date for such Loan and upon termination of the Commitments; provided that (i) interest accrued pursuant to paragraph (f) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of a Canadian Prime Rate Revolving Loan or a CBFR Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any CDOR Rate Loan or a Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(h)           All interest hereunder shall be computed on the basis of a year of 365 days (or 366 days in a leap year), except that interest computed by reference to the Adjusted LIBO Rate shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  The applicable Canadian Prime Rate, CB Floating Rate, CDOR Rate, Adjusted LIBO Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

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(i)           Interest Act (Canada).  For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of 360 days or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

(j)           Limitation on Interest.  If any provision of this Agreement or of any of the other Loan Documents would obligate any Loan Party to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to the Lenders under this Section 2.13, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lenders which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).  Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Lenders shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), the Loan Parties shall be entitled, by notice in writing to the Administrative Agent, to obtain reimbursement from the Lenders in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Lenders to the Borrowers.  Any amount or rate of interest referred to in this Section 2.13 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Effective Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

SECTION 2.14.   Alternate Rate of Interest.

(a)           If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(i)           the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period; or

(ii)           the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower Representative and the Lenders by telephone or facsimile as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower Representative and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, a Eurodollar Borrowing shall be ineffective, and (ii) if any Borrowing Request requests a Eurodollar Revolving Borrowing, such Borrowing shall be made as a CBFR Borrowing.

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(b)           If prior to the commencement of any Interest Period for a CDOR Rate Borrowing:

(i)           the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the CDOR Rate for such Interest Period; or

(ii)           the Administrative Agent is advised by the Required Lenders that the CDOR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone or facsimile as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a CDOR Rate Borrowing shall be ineffective, and (ii) if any Borrowing Request requests a CDOR Borrowing, such Borrowing shall be made as a Canadian Prime Rate Borrowing.

SECTION 2.15.   Increased Costs.

(a)           If any Change in Law shall:

(i)           impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate) or the Issuing Bank;

(ii)           impose on any Lender or the Issuing Bank or the London interbank market any other condition affecting this Agreement or CDOR Rate Loans or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein; or

(iii)           subject any Recipient to any Taxes on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto (other than (A) Indemnified Taxes, (B) Excluded Taxes and (C) Other Connection Taxes on gross or net income, profits or receipts (including value-added or similar Taxes));

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making or maintaining any CDOR Rate Loan or Eurodollar Loan (or of maintaining its obligation to make any such Eurodollar Loan) or to increase the cost to such Lender, the Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender, the Issuing Bank or such other Recipient hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender, the Issuing Bank or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, the Issuing Bank or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)           If any Lender or the Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered.

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(c)           A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower Representative and shall be conclusive absent manifest error.  The Borrowers shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)           Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 270 days prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Borrower Representative of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.16.   Break Funding Payments.  In the event of (a) the payment of any principal of any CDOR Rate Loan or Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any CDOR Rate Loan or Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any CDOR Rate Loan or Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.09(c) or (d) and is revoked in accordance therewith), or (d) the assignment of any CDOR Rate Loan or Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower Representative pursuant to Section 2.19, then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event.  In the case of a CDOR Rate Loan or Eurodollar Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such CDOR Rate Loan or Eurodollar Loan had such event not occurred, at the CDOR Rate or the Adjusted LIBO Rate that would have been applicable to such CDOR Rate Loan or Eurodollar Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such CDOR Rate Loan or Eurodollar Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for US Dollar deposits of a comparable amount and period to such Eurodollar Loan from other banks in the eurodollar market, or for Canadian Dollar deposits of a comparable amount and period to such CDOR Rate Loan from other banks in the Canadian bankers’ acceptance market.  A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower Representative and shall be conclusive absent manifest error.  The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

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SECTION 2.17.   Taxes.

(a)           Withholding of Taxes; Gross-Up.  Each payment by any Loan Party under any Loan Document shall be made without withholding for any Taxes, unless such withholding is required by any law.  If any Withholding Agent determines, in its sole discretion exercised in good faith, that it is so required to withhold Taxes, then such Withholding Agent may so withhold and shall timely pay the full amount of withheld Taxes to the relevant Governmental Authority in accordance with Applicable Law.  If such Taxes are Indemnified Taxes, then the amount payable by such Loan Party shall be increased as necessary so that, net of such withholding (including such withholding applicable to additional amounts payable under this Section), the applicable Recipient receives the amount it would have received had no such withholding been made.

(b)           Payment of Other Taxes by the Borrowers.  The Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c)           Evidence of Payments.  As soon as practicable after any payment of Indemnified Taxes by any Loan Party to a Governmental Authority, the Borrower Representative such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d)           Indemnification by the Borrowers.  The Loan Parties shall jointly and severally indemnify each Recipient for any Indemnified Taxes that are paid or payable by such Recipient in connection with any Loan Document (including amounts paid or payable under this Section 2.17(d)) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  The indemnity under this Section 2.17(d) shall be paid within 10 days after the Recipient delivers to any Loan Party a certificate stating the amount of any Indemnified Taxes so paid or payable by such Recipient and describing the basis for the indemnification claim.  Such certificate shall be conclusive of the amount so paid or payable absent manifest error.  Such Recipient shall deliver a copy of such certificate to the Administrative Agent.

(e)           Indemnification by the Lenders.  Each Lender shall severally indemnify the Administrative Agent for any Taxes (but, in the case of any Indemnified Taxes, only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so) attributable to such Lender that are paid or payable by the Administrative Agent in connection with any Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  The indemnity under this Section 2.17(e) shall be paid within 10 days after the Administrative Agent delivers to the applicable Lender a certificate stating the amount of Taxes so paid or payable by the Administrative Agent.  Such certificate shall be conclusive of the amount so paid or payable absent manifest error.

(f)           Status of Lenders.  (i)  Any Lender that is entitled to an exemption from, or reduction of, any applicable withholding Tax with respect to any payments under any Loan Document shall deliver to the Borrower Representative and the Administrative Agent, at the time or times reasonably requested by the Borrower Representative or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower Representative or the Administrative Agent as will permit such payments to be made without, or at a reduced rate of, withholding.  In addition, any Lender, if requested by the Borrower Representative or the Administrative Agent, shall deliver such other documentation prescribed by law or reasonably requested by the Borrower Representative or the Administrative Agent as will enable the Borrower Representative or the Administrative Agent to determine whether or not such Lender is subject to any withholding (including backup withholding) or information reporting requirements.  Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(f)(ii)(A) through (E) below) shall not be required if in the Lender’s judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.  Upon the reasonable request of the Borrower Representative or the Administrative Agent, any Lender shall update any form or certification previously delivered pursuant to this Section 2.17(f).  If any form or certification previously delivered pursuant to this Section expires or becomes obsolete or inaccurate in any respect with respect to a Lender, such Lender shall promptly (and in any event within 10 days after such expiration, obsolescence or inaccuracy) notify the Borrower Representative and the Administrative Agent in writing of such expiration, obsolescence or inaccuracy and update the form or certification if it is legally eligible to do so.

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(ii)           Without limiting the generality of the foregoing, if any Borrower is a U.S. Person, any Lender with respect to such Borrower shall, if it is legally eligible to do so, deliver to the Borrower Representative and the Administrative Agent (in such number of copies reasonably requested by the Borrower Representative and the Administrative Agent) on or prior to the date on which such Lender becomes a party hereto, duly completed and executed copies of whichever of the following is applicable:

(A)	in the case of a Lender that is a U.S. Person, IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B)
in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (1) with respect to payments of interest under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (2) with respect to any other applicable payments under this Agreement, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(C)
in the case of a Non-U.S. Lender for whom payments under this Agreement constitute income that is effectively connected with such Lender’s conduct of a trade or business in the United States, IRS Form W-8ECI;

(D)
in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code both (1) IRS Form W-8BEN and (2) a tax certificate substantially in the form of Exhibit F-1 to the effect that such Lender is not (a) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (b) a “10 percent shareholder” of such Borrower within the meaning of Section 881(c)(3)(B) of the Code (c) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (d) conducting a trade or business in the United States with which the relevant interest payments are effectively connected;

(E)
in the case of a Non-U.S. Lender that is not the beneficial owner of payments made under this Agreement (including a partnership or a participating Lender) (1) an IRS Form W-8IMY on behalf of itself and (2) the relevant forms prescribed in clauses (A), (B), (C), (D) and (F) of this paragraph (f)(ii) that would be required of each such beneficial owner or partner of such partnership if such beneficial owner or partner were a Lender; provided, however, that if the Lender is a partnership and one or more of its partners are claiming the exemption for portfolio interest under Section 881(c) of the Code, such Lender may provide a tax certificate substantially in the form of Exhibit F-2 on behalf of such partners; or

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(F)
any other form prescribed by law as a basis for claiming exemption from, or a reduction of, U.S. Federal withholding Tax together with such supplementary documentation necessary to enable the Borrower Representative or the Administrative Agent to determine the amount of Tax (if any) required by law to be withheld.

(iii)           If a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Withholding Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Withholding Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Withholding Agent as may be necessary for the Withholding Agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment.  Solely for purposes of this Section 2.17(f)(iii), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(g)           Treatment of Certain Refunds.  If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified or has received a gross-up payment pursuant to this Section 2.17 (including additional amounts paid pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including any Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid to such indemnified party pursuant to the previous sentence (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this Section 2.17(g), in no event will any indemnified party be required to pay any amount to any indemnifying party pursuant to this Section 2.17(g) if such payment would place such indemnified party in a less favourable position (on a net after-Tax basis) than such indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid.  This Section 2.17(g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to the indemnifying party or any other Person.

SECTION 2.18.   Payments Generally; Allocation of Proceeds; Sharing of Set-offs.

(a)           The Borrowers shall make each payment required to be made by them hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Sections 2.15, 2.16 or 2.17, or otherwise) prior to 2:00 p.m., Chicago time, on the date when due, in immediately available funds, without set off or counterclaim.  Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Administrative Agent at its offices at 200 Bay Street, Toronto, Ontario, except payments to be made directly to the Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.03 shall be made directly to the Persons entitled thereto.  The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof.  If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.  All payments hereunder shall be made in the currency in which the applicable Obligations are denominated, and if not otherwise specified, in Canadian Dollars.

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(b)           Any proceeds of Collateral received by the Administrative Agent in accordance with the terms of the Intercreditor Agreement (i) not constituting either (A) a specific payment of principal, interest, fees or other sum payable under the Loan Documents (which shall be applied as specified by the Borrower Representative), (B) a mandatory prepayment (which shall be applied in accordance with Section 2.11) or (C) amounts to be applied from the Blocked Accounts when full cash dominion is in effect (which shall be applied in accordance with Section 2.10(b)) or (ii) after an Event of Default has occurred and is continuing and the Administrative Agent so elects or the Required Lenders so direct, subject to the terms of the Intercreditor Agreement, in each case shall be applied ratably first, to pay any fees, indemnities, or expense reimbursements, including amounts then due, to the Administrative Agent and the Issuing Bank from the Borrowers, second, to pay any fees or expense reimbursements then due to the Lenders from the Borrowers (other than in connection with Banking Services or Derivatives Exposure), third, to pay interest due in respect of the Overadvances and Protective Advances, if any, fourth, to pay the principal of the Overadvances and Protective Advances, if any, fifth, to pay interest then due and payable on the Loans (other than the Overadvances and Protective Advances) ratably, sixth, to the repayment or prepayment, as applicable, of (A) principal on the Loans (other than the Overadvances and Protective Advances) and unreimbursed LC Disbursements, and (B) the Derivatives Secured Obligations, up to a maximum of the applicable Allocated Amount for each Derivatives Lender (but not in excess of the Maximum Ancillary Credit Facility Availability Limit for all Derivatives Lenders), in accordance with such applicable Allocated Amount of the Derivatives Exposure, ratably, seventh, to pay an amount to the Administrative Agent equal to one hundred five percent (105%) of the aggregate undrawn face amount of all outstanding Letters of Credit and the aggregate amount of any unpaid LC Disbursements, to be held as cash collateral for such Obligations, eighth, to the payment of any other Secured Obligation (other than Derivatives Secured Obligations and Banking Services Obligations) due to the Administrative Agent or any Lender by the Borrowers, ninth, to the repayment to the Derivatives Lenders on a rateable basis, of any remaining Derivatives Secured Obligations owing to such Derivatives Lender in accordance with such applicable excess amount of any remaining Derivatives Secured Obligations, and tenth, to payment of any Banking Services Obligations to any Lender. Notwithstanding anything to the contrary contained in this Agreement, unless so directed by the Borrower Representative, or unless a Default is in existence, neither the Administrative Agent nor any Lender shall apply any payment which it receives to any CDOR Rate Loan or any Eurodollar Loan of a Class, except (a) on the expiration date of the Interest Period applicable thereto or (b) in the event, and only to the extent, with respect to CDOR Rate Loans, that there are no outstanding Canadian Prime Rate Loans of the same class, and with respect to Eurodollar Loans, that there are no outstanding CBFR Loans of the same Class and, in any such event, the Borrowers shall pay the break funding payment required in accordance with Section 2.16.  Subject to the foregoing, the Administrative Agent and the Lenders shall have the continuing and exclusive right to apply and reverse and reapply any and all such proceeds and payments to any portion of the Secured Obligations.

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(c)           At the election of the Administrative Agent, all payments of principal, interest, LC Disbursements, fees, premiums, reimbursable expenses (including, without limitation, all reimbursement for fees and expenses pursuant to Section 9.03), and other sums payable under the Loan Documents, may be paid from the proceeds of Borrowings made hereunder whether made following a request by the Borrower Representative pursuant to Section 2.03 or a deemed request as provided in this Section or may be deducted from any deposit account of any Borrower maintained with the Administrative Agent.  The Borrowers hereby irrevocably authorize (i) the Administrative Agent to make a Borrowing for the purpose of paying each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents and agrees that all such amounts charged shall constitute Loans (including Swingline Loans and Overadvances, but such a Borrowing may only constitute a Protective Advance if it is to reimburse costs, fees and expenses as described in Section 9.03) and that all such Borrowings shall be deemed to have been requested pursuant to Sections 2.03, 2.04 or 2.05, as applicable, and (ii) the Administrative Agent to charge any deposit account of any Borrower maintained with the Administrative Agent for each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents.

(d)           If, except as otherwise expressly provided herein, any Lender shall, by exercising any right of set off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in LC Disbursements resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in LC Disbursements and accrued interest thereon than the proportion received by any other similarly situated Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in LC Disbursements of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by all such Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in LC Disbursements; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered,  such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrowers or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply).  Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

(e)           Unless the Administrative Agent shall have received notice from the Borrower Representative prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due.  In such event, if the Borrowers have not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

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(f)           If any Lender shall fail to make any payment required to be made by it hereunder, then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations hereunder until all such unsatisfied obligations are fully paid and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender hereunder; application of amounts pursuant to (i) and (ii) above shall be made in such order as may be determined by the Administrative Agent in its discretion.

SECTION 2.19. Mitigation Obligations; Replacement of Lenders.

(a)           If any Lender requests compensation under Section 2.15, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)           If any Lender requests compensation under Section 2.15, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or if any Lender becomes a Defaulting Lender, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrowers shall have received the prior written consent of the Administrative Agent (and the Issuing Bank), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and funded participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments.  A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

SECTION 2.20. Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)           fees shall cease to accrue on the unfunded portion of the Revolving Commitment of such Defaulting Lender pursuant to Section 2.12(a);

(b)           such Defaulting Lender shall not have the right to vote on any issue on which voting is required (other than to the extent expressly provided in Section 9.02(b)) and the Commitment and Revolving Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders or the Required Revolving Lenders taken or may take any action hereunder;

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(c)           if any Swingline Exposure or LC Exposure exists at the time a Lender becomes a Defaulting Lender then:

(i)           all or any part of the Swingline Exposure and LC Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent the sum of all non-Defaulting Lenders’ Revolving Exposures plus such Defaulting Lender’s Swingline Exposure and LC Exposure does not exceed the total of all non-Defaulting Lenders’ Revolving Commitments;

(ii)           if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one Business Day following notice by the Administrative Agent (x) first, prepay such Swingline Exposure and (y) second, cash collateralize, for the benefit of the Issuing Bank, the Borrowers’ obligations corresponding to such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.06(j) for so long as such LC Exposure is outstanding;

(iii)           if the Borrowers cash collateralize any portion of such Defaulting Lender’s LC Exposure pursuant to clause (ii) above, the Borrowers shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv)           if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.12(a) and 2.12(b) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; and

(v)           if all or any portion of such Defaulting Lender’s LC Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the Issuing Bank or any Lender hereunder, all letter of credit fees payable under Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to the Issuing Bank until such LC Exposure is reallocated and/or cash collateralized; and

(d)           so long as such Lender is a Defaulting Lender, the Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrowers in accordance with Section 2.20(c), and participating interests in any such newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.20(c)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event with respect to the Parent of any Lender shall occur following the date hereof and for so long as such event shall continue or (ii) the Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, the Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless the Issuing Bank, shall have entered into arrangements with the Borrowers or such Lender, satisfactory to the Issuing Bank, to defease any risk  in respect of such Lender hereunder.

In the event that each of the Administrative Agent, the Borrowers, the Issuing Bank and the Swingline Lender agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposure and LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Commitment and on the date of such readjustment such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

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SECTION 2.21.   Returned Payments.  If after receipt of any payment which is applied to the payment of all or any part of the Obligations, the Administrative Agent or any Lender is for any reason compelled to surrender such payment or proceeds to any Person because such payment or application of proceeds is invalidated, declared fraudulent, set aside, determined to be void or voidable as a preference, impermissible set-off, or a diversion of trust funds, or for any other reason, then the Obligations or part thereof intended to be satisfied shall be revived and continued and this Agreement shall continue in full force as if such payment or proceeds had not been received by the Administrative Agent or such Lender.  The provisions of this Section 2.21 shall be and remain effective notwithstanding any contrary action which may have been taken by the Administrative Agent or any Lender in reliance upon such payment or application of proceeds.  The provisions of this Section 2.21 shall survive the termination of this Agreement.

SECTION 2.22. Ancillary Credit Facilities.

(a)           Within the limits of the Borrowing Base and the other limitations as contained in this Agreement, the Administrative Agent shall assist the Loan Parties on an uncommitted basis in entering into Derivatives Transactions in an amount such that the aggregate Derivatives Exposure at any time shall not exceed the lesser of (i) the Ancillary Credit Facility Limit, and (ii) the Borrowing Base (but without taking into account the deduction on account of Reserves under paragraph (j) of the definition thereof) as of such date, less the Aggregate Revolving Exposure of all Lenders (calculated, with respect to any Defaulting Lender, as if such Defaulting Lender had funded its Applicable Percentage of all outstanding Borrowings) (the “Maximum Ancillary Credit Facility Availability Limit”). The Administrative Agent’s assistance in obtaining the Ancillary Credit Facilities and each Derivatives Lender’s agreement to provide the Ancillary Credit Facilities shall at all times and in all respects be in the Administrative Agent’s and such Derivatives Lender’s sole discretion.  It is understood that the term, form and purpose of each Derivatives Transaction and all confirmations and other documentation in connection therewith, and any amendments, modifications or extensions thereof, must be mutually acceptable to the relevant Derivatives Lender and the applicable Loan Party.

(b)           Prior to entering into any Derivatives Transaction, the applicable Loan Parties and the applicable Derivatives Lender shall jointly provide to the Administrative Agent a written notice substantially in the form of Exhibit I (a “Derivatives Allocation Notice”) which shall specify the maximum aggregate amount of credit exposure which the Loan Parties and such Derivatives Lender wish to allocate to such Derivatives Lender in respect of Derivatives Transactions which may be entered into between any one or more of the Loan Parties and such Derivatives Lender from time to time under the Ancillary Credit Facilities (such amount being referred to in this Agreement as the “Allocated Amount” of the applicable Derivatives Lender), subject to and provided that the aggregate Derivatives Exposure shall not exceed the Maximum Ancillary Credit Facility Availability Limit; and provided that (but without limitation to any other provision hereof) a Derivatives Allocation Notice shall not be required to be delivered to the Administrative Agent in circumstances where the Derivatives Lender and the applicable Loan Parties have determined that any Administrative Agent’s Confirmation previously received by such parties which remains in effect and the Allocated Amount set forth herein shall be satisfactory for purposes of such Derivatives Transaction to be entered into by such parties.

(c)           Upon receipt of a Derivatives Allocation Notice, subject to the Maximum Ancillary Credit Facility Availability Limit, the Administrative Agent shall provide to the applicable Derivatives Lender and the Loan Parties an Administrative Agent’s Confirmation of the amount which shall constitute the Allocated Amount of such Derivatives Lender, until such time as the Derivatives Lender and the applicable Loan Parties deliver to the Administrative Agent a subsequent Derivatives Allocation Notice specifying a different maximum aggregate amount of credit exposure which the Loan Parties wish to allocate to such Derivatives Lender which is accepted by the Administrative Agent as the Allocated Amount of such applicable Derivatives Lender and in respect of which an Administrative Agent’s Confirmation is delivered to the Derivatives Lender and the Loan Parties in compliance with the foregoing provisions, in which case such subsequent Administrative Agent’s Confirmation delivered to such Derivatives Lender and Loan Parties shall replace any prior Administrative Agent’s Confirmation delivered to such Derivatives Lender and the Loan Parties.

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(d)           Upon the delivery by the Administrative Agent of an Administrative Agent’s Confirmation in accordance herewith, the Derivatives Secured Obligations of the Loan Parties, or any of them, with the applicable Derivatives Lender, to a maximum of the Allocated Amount confirmed in such Administrative Agent’s Confirmation, shall thereupon be secured by the Collateral Documents to the extent and as provided in Section 2.18(b).

(e)           To the extent that (i)  the Administrative Agent has not delivered an Administrative Agent’s Confirmation to a given Derivatives Lender in respect of any amount of credit risk under Derivatives Transactions, or (ii)  the Derivatives Secured Obligations of the Loan Parties, or any of them, with a given Derivatives Lender exceed the Allocated Amount confirmed to such Derivatives Lender in the Administrative Agent’s Confirmation most recently delivered by the Administrative Agent, such excess amount of Derivatives Secured Obligations shall not constitute an Allocated Amount of such Derivatives Lender and shall be secured by the Collateral Documents to the extent and as provided in Section 2.18(b).   No  Derivatives Transactions shall be entered into under the Ancillary Credit Facilities after the Maturity Date.

(f)           All Allocated Amounts of Derivatives Exposure associated with the Ancillary Credit Facilities shall be reserved dollar for dollar from the Borrowing Base as a Reserve.  Upon repayment and satisfaction in full of any Allocated Amount relating to a Derivatives Transaction entered into with a Derivatives Lender, upon written notification to the Administrative Agent by the Borrowers and the relevant Derivatives Lender in a manner satisfactory to the Administrative Agent, amounts reserved as a Reserve in respect of such Allocated Amount shall no longer be reserved from the Borrowing Base as a Reserve, shall no longer form part of the Allocated Amount of such Derivatives Lender and shall no longer be secured as an obligation under the Collateral Documents (except as may otherwise be provided under Section 2.18(b)).

(g)           Each of the Loan Parties unconditionally indemnifies the Administrative Agent and holds the Administrative Agent harmless from any and all loss, claim or liability incurred by the Administrative Agent arising from any transactions or occurrences relating to the Ancillary Credit Facilities, Derivatives Transactions, the collateral relating thereto, and all obligations thereunder, including any such loss or claim due to any errors, omissions, negligence, misconduct or action taken by the Administrative Agent or any Derivatives Lender.  This indemnity shall survive termination of this Agreement.  The Borrowers agree that any charges incurred by the Administrative Agent for the Borrowers’ account by a Derivatives Lender shall be conclusive on the Administrative Agent and may be charged to the Borrower’s Revolving Loan balance.

(h)           Each of the Loan Parties and each of the Lenders and the Derivatives Lenders agrees that any action taken by the Administrative Agent, if taken in good faith, under or in connection with the Ancillary Credit Facilities or the Collateral, shall be binding on the Loan Parties and shall not result in any liability whatsoever of the Administrative Agent to any Loan Party, Lender or Derivatives Lender.

(i)           Upon or shortly following the provision of an Administrative Agent’s Confirmation to a Derivatives Lender, the Administrative Agent shall provide notice to each Derivatives Lender of the aggregate of the Allocated Amounts of the Derivatives Exposure to all Derivatives Lenders.

(j)           The Loan Parties and the Lenders agree and acknowledge that the Loan Parties may enter into Derivative Transactions with Derivatives Lenders from time to time to manage interest rate, currency and/or commodity risk to the business of the Loan Parties and their Subsidiaries which benefit from being secured under the Collateral Documents as provided herein, and that accordingly, each such Derivatives Transaction entered into by a Derivatives Lender as to which an Administrative Agent’s Confirmation has been delivered and an Allocated Amount has been assigned pursuant thereto, shall be considered to be entered into in connection with this Agreement.

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SECTION 2.23. Derivatives Transactions.  Each Lender or Affiliate thereof having Derivatives Transactions with any Loan Party shall deliver to the Administrative Agent, promptly after entering into Derivatives Transactions, written notice setting forth the aggregate amount of all Derivatives Transactions of such Loan Party to such Lender or Affiliate (whether matured or unmatured, absolute or contingent).  In furtherance of that requirement, each such Lender or Affiliate thereof shall furnish the Administrative Agent, following the end of each calendar month, a summary of the amounts due or to become due in respect of such Derivatives Transactions.  The most recent information provided to the Administrative Agent shall be used in determining which tier of the waterfall, contained in Section 2.18(b), such Derivatives Secured Obligations will be placed.

SECTION 2.24. Collection of Accounts.

(a)           Each Loan Party shall, and shall cause each other Loan Party to at its expense, enforce, collect and receive all amounts owing on its Accounts in the ordinary course of its business and any proceeds it so receives shall be subject to the terms hereof.  Any proceeds received by a Loan Party in respect of Accounts, and any cheques, cash, credit card sales and receipts, notes or other instruments or property received by a Loan Party with respect to any Collateral, including, without limitation, in connection with a Permitted A/R Put, except for any amounts which are to properly be deposited to the Noteholder Proceeds Collateral Account as contemplated in the Intercreditor Agreement, shall be so received and held by such Loan Party in trust for the Administrative Agent, separate from such Loan Party’s other Property which does not constitute ABL First Lien Collateral, and promptly turned over to the Administrative Agent with proper assignments or endorsements by deposit to the Blocked Accounts (as defined below).

(b)           Except for any amounts which are to properly be deposited to the Noteholder Proceeds Collateral Account as contemplated in the Intercreditor Agreement, each Loan Party shall, and shall cause each other Loan Party to: (i) irrevocably authorize and direct any bank which maintains any Loan Party’s initial receipt of cash, cheques and other items to promptly wire transfer all available funds to a Blocked Account; and (ii) advise all such banks of the Administrative Agent’s security interest in funds on deposit in the Blocked Accounts.  Each Loan Party shall, and shall cause each other Loan Party to, provide the Administrative Agent with prior written notice of any and all deposit accounts opened or to be opened subsequent to the Effective Date. Subject to Section 2.24(d), all amounts received by the Administrative Agent in payment of Accounts will be credited to the Blocked Accounts when the Administrative Agent is advised by its bank of its receipt of “collected funds” at the Administrative Agent’s bank account in Toronto, Ontario on the Business Day of such advise if advised no later than 11:00 a.m., Chicago time, or on the next succeeding Business Day if so advised after 11:00 a.m., Chicago time.  Subject to Section 2.24(d), all amounts received by the Administrative Agent in payment of Accounts located in the United States of America will be credited to the Blocked Accounts when the Administrative Agent is in receipt of “collected funds” on the Business Day of such receipt.  No cheques, drafts or other instrument received by the Administrative Agent shall constitute final payment to the Administrative Agent unless and until such instruments have actually been collected.

(c)           Subject to the last sentence of this paragraph (c), following the occurrence of a Cash Dominion Trigger Event and until an occurrence of a Cash Dominion Recovery Event, at the request of the Administrative Agent, the Loan Parties shall, and shall cause each other Loan Party to: (i) indicate on all of its invoices that funds should be delivered to and deposited in a lock box or a Blocked Account, as applicable; and (ii) direct all of its Account Debtors to deposit any and all proceeds of Collateral (except for any amounts which are to properly be deposited to the Noteholder Proceeds Collateral Account as contemplated in the Intercreditor Agreement)  into the Blocked Accounts, provided however that a Cash Dominion Recovery Event shall only be effective upon written notice by the Borrowers to the Administrative Agent and may not be effective more than two times in any consecutive twelve month period.  Each Loan Party shall, and shall cause each other Loan Party to (i) notify all Account Debtors of the Loan Parties which will be making payments to an account located in the United States of America of a Loan Party, that such payments should be delivered to and deposited in a Blocked Account subject to a Blocked Account Agreement; and (ii) direct all of such Account Debtors to deposit any and all proceeds of Collateral (except for any amounts which are to properly be deposited to the Noteholder Proceeds Collateral Account as contemplated in the Intercreditor Agreement) directly into such Blocked Accounts.

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(d)           Each Loan Party shall, and shall cause each other Loan Party to, establish and maintain, in its own respective name and at its expense, deposit accounts and lock boxes with such banks as are acceptable to the Administrative Agent (the “Blocked Accounts”) into which the Loan Parties shall promptly cause to be deposited all proceeds of Collateral (except for any amounts which are to properly be deposited to the Noteholder Proceeds Collateral Account as contemplated in the Intercreditor Agreement) received by any Loan Party, including all amounts payable to any Loan Party from credit card issuers and credit card processors and any Account Debtors.  The banks at which the Blocked Accounts are established and the applicable Loan Parties shall enter into three-party agreements, in form and substance satisfactory to the Administrative Agent (the “Blocked Account Agreements”), providing that, among other things, all cash, cheques and items received or deposited in the Blocked Accounts are subject to Liens in favour of the Administrative Agent, that the depository bank has no Lien upon, or right of set off against, the Blocked Accounts and any cash, cheques, items, wires or other funds from time to time on deposit therein, except as otherwise provided in the Blocked Account Agreements, and that, after a Cash Dominion Trigger Event and until an occurrence of a Cash Dominion Recovery Event, on a daily basis the depository bank will wire, or otherwise transfer, in immediately available funds, all funds received or deposited into the Blocked Accounts to such bank account as the Administrative Agent may from time to time designate for such purpose; provided that at all times after a Cash Dominion Trigger Event, amounts received in Blocked Accounts shall be transferred to the Administrative Agent to be applied in accordance with this Agreement.  The Loan Parties hereby confirm and agree that all amounts deposited in such Blocked Accounts and any other funds received and collected by the Administrative Agent, whether as proceeds of Inventory or other Collateral or otherwise, shall be subject to the Liens in favour of the Administrative Agent.

(e)           The Loan Parties hereby acknowledge, confirm and agree that the implementation of the cash management arrangements in this Section 2.24 is a contractual right provided to the Administrative Agent and the Lenders hereunder in order for the Administrative Agent and the Lenders to manage and monitor its collateral position and not a proceeding for enforcement or recovery of a claim, or pursuant to, or an enforcement of, any security or remedies whatsoever, that the cash management arrangements contemplated herein are critical to the structure of the lending arrangements contemplated in this Section 2.24, that the Administrative Agent and the Lenders are relying on the Loan Parties’ acknowledgment, confirmation and agreement with respect to such cash management arrangements in making the accommodations of credit available to the Borrowers under this Agreement and in particular that any such accommodation of credit is being provided by the Administrative Agent and the Lenders to the Borrowers strictly on the basis of a Borrowing Base calculation to fully support and collateralize any such accommodations of credit hereunder.

SECTION 2.25. Existing Letters of Credit.  The Loan Parties, the Administrative Agent and the Credit Parties hereby acknowledge that the Existing Letters of Credit are outstanding as of the Effective Date.  It is hereby agreed among the Loan Parties, the Administrative Agent and the Credit Parties that as of the Effective Date, the Existing Letters of Credit shall irrevocably be deemed to be Letters of Credit issued under this Agreement and all the provisions of this Agreement shall apply to the Existing Letters of Credit as being Letters of Credit issued hereunder by the relevant Issuing Banks, the whole without novation of all of the obligations of any Loan Party to each relevant Issuing Bank in respect of such Existing Letters of Credit.

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SECTION 2.26. Existing Derivatives Exposure .  The Loan Parties, the Administrative Agent and the Credit Parties hereby acknowledge that the Existing Derivatives Exposure is outstanding as of the Effective Date.  It is hereby agreed among the Loan Parties, the Administrative Agent and the Credit Parties that as of the Effective Date, the Existing Derivatives Exposure shall irrevocably be deemed to be Derivatives Exposure under this Agreement and all the provisions of this Agreement shall apply to the Existing Derivatives Exposure as being Derivatives Exposure hereunder of the applicable Derivatives Lenders, the whole without novation of all of the obligations of any Loan Party to each relevant Derivatives Lender in respect of such Existing Derivatives Exposure.

ARTICLE III

Representations and Warranties.

Each Loan Party represents and warrants to the Administrative Agent and the Lenders that:

SECTION 3.01. Organization; Powers. Each Loan Party is a duly incorporated or amalgamated and validly existing corporation or a duly organized and validly existing partnership, as the case may be, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to  result in a Material Adverse Effect, is in compliance with the requirements for carrying on business in every jurisdiction in which it carries on business where such qualification is required.

SECTION 3.02. Authorization; Enforceability.  The Transactions are within each Loan Party’s corporate powers and have been duly authorized by all necessary corporate or partnership, as applicable, and, if required, shareholder action.  This Agreement and the other Loan Documents have been duly executed and delivered by each Loan Party hereto and thereto and constitute legal, valid and binding obligations of such Loan Party, enforceable against it in accordance with their terms, subject to (a) applicable bankruptcy, insolvency, reorganisation, moratorium or other Applicable Law affecting creditors’ rights generally, and (b) general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03. Governmental Approvals; No Conflicts. Except as disclosed in Schedule 3.03, the entering into, consummation and performance of the Transactions by each Loan Party (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, which has not been obtained or made, (b) will not violate any Applicable Law or the Organizational Documents of any Loan Party or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture (including, without limitation, the Existing Note Indentures), agreement or other instrument binding any Loan Party or its respective assets, or give rise to a right thereunder to require any payment to be made by any Loan Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Loan Party, except for any Lien arising in favour of the Administrative Agent, for the benefit of the Lenders, under the Loan Documents.

SECTION 3.04. Financial Condition; No Material Adverse Effect.

(a)           The Company has furnished to the Lenders its consolidated balance sheets and statements of income, retained earnings and changes in financial position (i) as of and for the Fiscal Year ended December 31, 2010, reported on by its auditors, (ii) as of and for the Fiscal Quarter Ended March 31, 2011, and (iii) as of and for the fiscal month and the portion of the Fiscal Year ended March 31, 2011 in each case, certified by a Financial Officer of the Company.  Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Company as of such dates and for such periods in accordance with GAAP, subject to year end audit adjustments and quarterly adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

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(b)           Since December 31, 2010, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(c)           All information (including that disclosed in all financial statements) pertaining to the Loan Parties  (other than projections) (in this Section 3.04(c), the “Information”) that has been or will be made available to the Lenders, or the Administrative Agent by the Company or any representative of the Company and the other Loan Parties, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material misstatement of any fact and, taken as a whole, does not and will not omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements have been or will be made.  The projections that have been or will be made available to the Lenders, or the Administrative Agent by the Company or any representative of the Company have been or will be prepared in good faith based upon reasonable assumptions.

(d)           The Company has delivered to the Lenders its unaudited pro forma consolidated balance sheet and statements of income as of March 31, 2011, prepared giving effect to the Transactions as if they had occurred, with respect to such balance sheet, on such date and, with respect to such other financial statements, on the first day of the 12-month period ending on such date.  Such pro forma financial statements have been prepared in good faith by the Company, are based on assumptions which are believed by the Company on the date hereof and on the Effective Date to be reasonable, are based on the best information available to the Company as of the date of delivery thereof, accurately reflect all adjustments required to be made to give effect to the Transactions and present fairly on a pro forma basis the estimated consolidated financial position of the Company and its consolidated Subsidiaries  as of such date and for such period, assuming that the Transactions had actually occurred at such date or at the beginning of such period, as the case may be.

SECTION 3.05. Litigation.

(a)           Except for the matters disclosed in Schedule 3.05, there are no actions, suits, counterclaims or proceedings (including any Tax-related matter) by any Person or investigation by any Governmental Authority pending against or, to the knowledge of any Loan Party, threatened against or affecting the Borrowers or any of the other Loan Parties (i) as to which there is a reasonable likelihood of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, or (ii) that involve this Agreement, any other Loan Document, or the Transactions.

SECTION 3.06. Compliance with Applicable Law and Agreements.  Each Loan Party is in compliance with all Applicable Law applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  No Loan Party has violated or failed to obtain any Authorization required for or necessary to the ownership of any of its property or assets or the conduct of its business, where such violation or failure would reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

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SECTION 3.07. Ownership.  As at the Effective Date, the registered and beneficial holders of all of the Equity Securities of each Loan Party other than the Company are as set out on Schedule 3.07.

SECTION 3.08. Taxes.  Each Loan Party has timely filed or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all material Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for which instalments have been paid based on reasonable estimates pending final assessments, except for Taxes that are being contested in good faith by appropriate proceedings and for which the applicable Loan Party has set aside on its books adequate reserves.

SECTION 3.09. Title to Real Property.  Each Loan Party has, except as set forth in the Title Policy and as set forth in Schedule 3.09 with respect to any real properties held by any Loan Party in a nominee capacity for another Loan Party, (i) good title in fee simple to its respective owned real properties which are Collateral, and with respect to leased real properties which are Collateral, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, and (ii) good title in fee simple to its respective owned real properties which are not Collateral and with respect to leased real properties which are not Collateral, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, unless in the case of (ii) failure to do so would not have a Material Adverse Effect and, in each case under (i) and (ii), free and clear of all Liens except Permitted Liens.

SECTION 3.10. Title to Personal Property. Except as set forth in the Title Policy, each Loan Party has title to its respective owned personal property, and with respect to leased personal property, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens.

SECTION 3.11. Canadian Pension Plans.

(a)           Schedule 3.11 sets forth all of the Canadian Pension Plans for each Loan Party.

(b)           The Canadian Pension Plans are, with the exception of supplemental retirement plans for eligible employees, duly registered under the ITA and any other Applicable Pension Laws which require registration, have been administered in accordance with the ITA and such other Applicable Pension Laws, except to the extent that any failure to so administer any such Canadian Pension Plan could not reasonably be expected to have a Material Adverse Effect, and no event has occurred which could reasonably be expected to cause the loss of such registered status.

(c)           All material obligations of the Borrower and each other Loan Party (including fiduciary, security, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans and the funding agreements therefor have been performed on a timely basis, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect.

(d)           There are no outstanding disputes concerning the assets of the Canadian Pension Plans or any benefit plans, except for any dispute which could not reasonably be expected to have a Material Adverse Effect.

(e)           No promises of benefit improvements under the Canadian Pension Plans or any benefit plans have been made except where such improvement could not reasonably be expected to have a Material Adverse Effect.

(f)           As at the Effective Date:

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(i)           All contributions or premiums required to be made or paid by the Borrower and each other Loan Party to the Canadian Pension Plans have been made or paid when due in accordance with the terms of such plans and all Applicable Pension Laws; and

(ii)           All payments required to be made pursuant to Canadian Pension Plans which are supplemental retirement plans have been made by the relevant Loan Party when due in accordance with the terms of such plans, and all steps required to be taken under the trust agreements for such plans (when applicable) have been taken on a timely basis, including steps to obtain or maintain retirement compensation arrangement refundable tax accounts (where applicable).

(g)           There have been no withdrawals or material applications of the assets of the Canadian Pension Plans or any benefit plans made in violation of Applicable Pension Laws or the terms of such Canadian Pension Plans.

(h)           For each Canadian Pension Plan all required employee contributions have been properly withheld by the Company or the relevant Subsidiary and fully paid into the funding arrangements for the applicable Canadian Pension Plan.

(i)           Except as disclosed in Schedule 3.11 for any Defined Benefit Plan sponsored by the Company or any Subsidiary:

(i)           where such Defined Benefit Plan is funded, it was fully funded on both a going concern basis and a solvency basis as of the date of the most recently prepared actuarial valuation, on the basis of the actuarial methods and assumptions used in the valuation report, except where the amount of any underfunding would not reasonably be expected to cause a Material Adverse Effect, and where such Defined Benefit Plan is not funded, the obligations in respect of such Defined Benefit Plan are accrued in the financial statements of the Company and its Subsidiaries; and

(ii)           no material changes have occurred since the date of such actuarial valuation reports which could reasonably be expected to materially adversely affect the conclusions of the actuary concerning the funding of any Defined Benefit Plan.

(j)           As at the Effective Date:

(i)           There are no assessments owed or which could become owing by any Loan Party to the Ontario Pension Benefits Guarantee Fund or other assessments or payments required under similar legislation in any other Canadian jurisdiction; and

(ii)           No Loan Party or Related Party sponsors, maintains or contributes to any employee pension or other retirement income plan outside of Canada or the United States.

SECTION 3.12. U.S. Pension Plans.

(a)           Schedule 3.12 sets forth all Title IV Plans and Multiemployer Plans.  Except as could not reasonably be expected to have a Material Adverse Effect: (i) except with respect to Multiemployer Plans, each U.S. Pension Plan intended to be qualified under Section 401(a) of the Code has received a favourable tax-qualification determination letter or opinion letter from the Internal Revenue Service, and to the knowledge of the applicable Loan Party, nothing has occurred that would cause the loss of such qualification; (ii) each U. S. Pension Plan is in compliance with the applicable provisions of ERISA and the Code; (iii) neither any Loan Party nor ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the Code or Section 302 of ERISA or the terms of any Title IV Plan; and (iv) no Loan Party has engaged in a “prohibited transaction,” as defined in Section 406 of ERISA and Section 4975 of the Code, in connection with any U.S. Pension Plan, that would subject any Loan Party to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the Code.

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(b)           Except as set forth in Schedule 3.12 or except as has not or could not reasonably be expected to have a Material Adverse Effect:  (i) no Loan Party or ERISA Affiliate has received notice that a Multiemployer Plan is or is expected to be in “endangered” or “critical” status; (ii) no ERISA Event or event described in Section 4062(e) of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur; (iii) there are no pending, or to the knowledge of any Borrower, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any U.S. Pension Plan or any Person as fiduciary or sponsor of any U.S. Pension Plan that could result in liability to a Loan Party; and (iv) within the last five years no Title IV Plan of any Loan Party or ERISA Affiliate has been terminated, whether or not in a “standard termination” as that term is used in Section 4041(b)(1) of ERISA, nor has any Title IV Plan of any Loan Party or ERISA Affiliate (determined at any time within the past five years) been transferred outside of the “controlled group” (within the meaning of Section 4001(a)(14) of ERISA) of any Loan Party or ERISA Affiliate.

(c)           As of the Effective Date, there are no assessments owed or which could become owing by any Loan Party to the PBGC or other assessments by the PBGC or payments owing to the PBGC (other than premiums due to the PBGC and contributions to the PBGC in the ordinary course).

SECTION 3.13. Disclosure.  No Loan Party has failed to disclose to the Administrative Agent any agreement, instruments or corporate or other fact known to it, which, individually or in the aggregate, materially and adversely affects or would reasonably be expected to materially adversely affect its ability to perform its obligations under the Loan Documents to which it is a party.  None of the representations or warranties made by any Loan Party in the Loan Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in any Exhibit, Schedule, report, statement or certificate furnished by or on behalf of any Loan Party in connection with the Loan Documents, when taken as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary to be stated therein to make the statements made therein, when taken as a whole, in light of the circumstances under which they are made, not materially misleading as of the time when made or delivered.

SECTION 3.14. Defaults.  No Loan Party is in default (in any respect that would have a Material Adverse Effect) under any loan or credit agreement, indenture (including, without limitation, the Existing Note Indentures), mortgage, deed of trust, security agreement or other instrument or agreement evidencing or securing any Material Indebtedness or creating any Lien under any material agreement or instrument to which the Borrower or any other Loan Party is a party or by which the Borrower or any other Loan Party is bound, except as disclosed to the Lenders in Schedule 3.14.  As of the Effective Date, no Default or Event of Default has occurred which is continuing.

SECTION 3.15. Casualties; Taking of Properties.  Since March 31, 2011, neither the business nor the properties of the Loan Parties have been affected by any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy in such manner as has caused or would reasonably be expected to cause a Material Adverse Effect.

SECTION 3.16. Subsidiaries.

(a)           As of the Effective Date, Schedule 3.16 correctly sets forth the (i) names, (ii) form of legal entity, (iii) Equity Securities issued and outstanding (of each Loan Party other than the Company), (iv) Equity Securities owned by each Loan Party, and (v) jurisdictions of organization of all Loan Parties.  Section (vi) of Schedule 3.16 correctly sets out, as of the Effective Date, the names of all Subsidiaries of the Company which are not Loan Parties.  Except as described in Section (iv) of Schedule 3.16, as of the Effective Date, the Loan Parties directly or indirectly do not own any Equity Securities or debt security which is convertible, or exchangeable, for Equity Securities of any other Person.  Unless otherwise indicated in Schedule 3.16, as of the Effective Date, all of the outstanding Equity Securities of each Loan Party (other than the Company) are directly or indirectly owned of record and beneficially as set out in Section (iii) of Schedule 3.16 and, there are no outstanding options, warrants or other rights to purchase Equity Securities of any such Loan Party, and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Applicable Law, and are free and clear of all Liens, except for Permitted Liens.

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(b)           Schedule 3.16 correctly sets out, as of the Effective Date, the names of all Subsidiaries of the Company which are Unrestricted Subsidiaries.  Each such Subsidiary, together with its Subsidiaries, represents less than 5% of the consolidated assets or consolidated gross revenues of the Company.

SECTION 3.17. Insurance.  Each Loan Party maintains insurance on its property and assets and in respect of third party liability claims under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as is customary with companies carrying on the same or similar businesses and operating in the same and similar locations and acting in a prudent manner, including all-risk property insurance, comprehensive general liability insurance, business interruption insurance, fire insurance, workers’ compensation insurance, casualty insurance and, where it deems it appropriate, flood insurance, in amounts with deductibles or retentions, and against such risks as would be maintained by a prudent owner carrying on a similar business in similar locations.  Such insurance will not be adversely affected by or terminate or lapse by reason of the Transactions.  All such material policies of insurance are in full force and effect, all premiums with respect thereto have been paid when due, and no notice of cancellation or termination has been received with respect to any such policy.  No Loan Party maintains any formalized self-insurance program with respect to its assets or operations or material risks with respect thereto.  The certificate of insurance delivered to the Administrative Agent pursuant to Section 4.01(m) contains an accurate and complete description of all material policies of insurance owned or held by the Loan Parties on the Effective Date.

SECTION 3.18. Solvency.  None of the Loan Parties is an “insolvent person” within the meaning of Insolvency Laws or “insolvent” within the meaning of the Bankruptcy Code.

SECTION 3.19. Material Contracts.  Schedule 3.19 sets out all Material Contracts as of the Effective Date.  A true and complete copy of each Material Contract has been delivered to the Administrative Agent as of the Effective Date.  Each of the Material Contracts is in full force and effect.  Without limitation to any other representation or warranty hereunder, neither the Borrower nor any other Loan Party is in default under or in breach of any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect, nor is the Borrower or any other Loan Party aware of any default under or breach of any term or condition of any Material Contract by any other party thereto that would have, either individually or in the aggregate, a Material Adverse Effect.

SECTION 3.20. Environmental Matters.  Except as disclosed in Schedule 3.20:

(a)           Environmental Laws.  Neither any Property of any Loan Party nor the operations conducted thereon is in violation of any applicable order of any court or other Governmental Authority made in respect of any Hazardous Material or pursuant to any Environmental Laws, which violation could reasonably be expected to result in Remedial Obligations which would have a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.  The Property of the Loan Parties is owned, occupied and operated in compliance with Environmental Laws, except for non-compliance which could not reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

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(b)           Notices and Permits.  All notices, permits, licenses or similar authorizations, if any, which, pursuant to any applicable Environmental Laws, are required to be obtained or filed by any Loan Party in connection with the operation or use by such Loan Party of any of its Property, including any operation or use involving the treatment, transportation, storage or disposal by any Loan Party of any Hazardous Materials or any Release of, on, to or from any Property of any Loan Party, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or authorizations could not reasonably be expected to have a Material Adverse Effect or result in Remedial Obligations which would reasonably be expected to have a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

(c)           Treatment of Hazardous Substances.  All Hazardous Materials which are generated, stored, treated, transported or disposed of by any Loan Party have been so generated, stored, treated, transported, or disposed of by the applicable Loan Parties in compliance with all Environmental Laws applicable thereto, except to the extent the failure to so generate, store, treat, transport, or dispose of such Hazardous Materials in accordance with such Environmental Laws could not reasonably be expected to have a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

(d)           Hazardous Materials and Waste Disposal.  To the knowledge of the Loan Parties no Hazardous Materials are present in, on or under any Property of any Loan Party, except to the extent the presence of such Hazardous Materials would not reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.  All Property which is occupied or controlled by any Loan Party and used as a landfill or a waste disposal site is so used in compliance with the Environmental Laws applicable thereto, except to the extent that the failure to so comply with such Environmental Laws could not reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all material relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

(e)           No Environmental Liability.  To the knowledge of the Loan Parties, as at the Effective Date, none of the Loan Parties has any liability resulting from:

(i)           a violation of any Environmental Law; or

(ii)           any Release,

other than liabilities which, individually or in the aggregate:

(iii)           would not reasonably be expected to exceed $5,000,000 and for which adequate reserves for the payment thereof as required by GAAP have been provided; and

(iv)           could not reasonably be expected to result in Remedial Obligations of any one or more Loan Parties having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such potential liability.

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(f)           No Environmental Notice.  As at the Effective Date, no Loan Party has received written notice of any actual or alleged liability pursuant to any Environmental Law which could reasonably be expected to result in a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such liability.

(g)           Environmental Reports.  The Loan Parties have made available to the Administrative Agent (i)  all Phase I and Phase II environmental reports received by any Loan Party in respect of any of its Property in the three year period immediately preceding the Effective Date, and (ii) the most current internally-prepared environmental compliance audit report held by any Loan Party in respect of each pulp or paper manufacturing facility for which any such report has been prepared.

SECTION 3.21. Employee Matters. Except as set forth on Schedule 3.21, as of the Effective Date, none of the Loan Parties, nor any of their respective employees, is subject to any collective bargaining agreement.  There are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of the Loan Parties, threatened against any Loan Party, or their respective employees, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.  Except as set forth on Schedule 3.21 as of the Effective Date, none of the Loan Parties are subject to an employment contract providing for a fixed term of employment or providing for special payments on termination of employment in excess of $500,000.  Each of the Loan Parties has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, other than Taxes which are of a nominal or diminutive amount, including income tax, Canada pension plan, employment insurance and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority in accordance with Applicable Law.  The hours worked by and payment made to employees of each Loan Party and each of their Affiliates in the United States of America comply in all material respects with the Fair Labor Standards Act, and each other federal, state, local or law applicable to such matters.  None of the Loan Parties is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits which would rank in whole or in part pari passu with or prior to the Liens created by the Collateral Documents, other than Permitted Liens to the extent reserved for as Priority Payables (subject to the limitations with respect to reserves on account of vacation pay as set forth in the definition of the “Borrowing Base”) of any Loan Party.  The aggregate amount of any claim or liability on account of vacation pay to which the Loan Parties are subject does not exceed $50,000,000 as at the Effective Date.

SECTION 3.22. Fiscal Year.  The Fiscal Year of each Loan Party, other than Catalyst Paper ends on December 31st of each calendar year. The Fiscal Year of Catalyst Paper ends on January 31st of each calendar year.

SECTION 3.23. Intellectual Property Rights. Each Loan Party owns, free and clear of all Liens, except Permitted Liens, and is properly licensed to use all patents, patent applications, trade marks, trade mark applications, trade names, service marks, copyrights, industrial designs, integrated circuit topographies necessary for the conduct of its business as currently conducted, except where failure to so own or so license to use any such intellectual property, either individually or in the aggregate, would not reasonably be expected to cause a Material Adverse Effect.  All material patents, trade marks, trade names, service marks, copyrights, industrial designs, integrated circuit topographies, and other similar rights (but excluding any software which is generally available or otherwise not unique to and customized for use in the business carried on by the Loan Parties (including, by way of example, generally available word processing or accounting software and generally available software relating to the use of particular Equipment operated by the Loan Parties in the conduct of their business)) owned or licensed by any Loan Party and which are necessary for the conduct of the business of the Loan Parties as currently conducted are described in Part One of Schedule 3.23 (collectively, the “Intellectual Property Rights”).  Except as set forth in Part Two of  Schedule 3.23, no material claim has been asserted and is pending by any Person challenging or questioning the use by any Loan Party or the validity or effectiveness of any of the Intellectual Property Rights, except for those that would not reasonably be expect to cause a Material Adverse Effect.  Except as disclosed in Schedule 3.23, to the knowledge of the Loan Parties, the use of any Intellectual Property Rights by each Loan Party, and the conduct of such Loan Party’s business as currently conducted does not infringe or otherwise violate the rights of any Person in respect of any Intellectual Property Rights, except for such claims and infringements that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

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SECTION 3.24. Residency of Loan Parties for Tax Purposes.  Each of the Loan Parties, other than Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc., Catalyst US Holdco, Catalyst Paper (Snowflake) Inc., Catalyst Paper Recycling Inc., Catalyst Paper (USA) Inc. and The Apache Railway Company, is a resident of Canada for purposes of the Income Tax Act (Canada).

SECTION 3.25. Debt.  As of the Effective Date, none of the Loan Parties has any Indebtedness except Indebtedness permitted pursuant to Section 6.01.

SECTION 3.26. Workers’ Compensation.  None of the Loan Parties has any unpaid workers’ compensation or like obligations except as are being incurred, and paid on a current basis in the ordinary course of business, or which, to the extent these remain unpaid, would not reasonably be expected to have a Material Adverse Effect.  There are no proceedings, claims, actions, orders or investigations of any Governmental Authority relating to workers’ compensation outstanding, pending or, to their knowledge threatened relating to them or any of their employees or former employees which would reasonably be expected to have a Material Adverse Effect.

SECTION 3.27. Bank Accounts.  Except for bank accounts opened after the Effective Date with the Administrative Agent’s consent as permitted pursuant to Section 6.14, Schedule 3.27 hereto is a correct and complete list of all bank accounts maintained by the Loan Parties with any bank or other financial institution and such list further correctly identifies the name and address of each depository, the name in which the account is held, a description of the purpose of the account, the complete account number therefor and if such account is subject to a minimum balance requirement, the amount of such requirement.  There are no blocked accounts, lock boxes, control agreements or similar arrangements relating to any of such accounts, other than in favour of the Administrative Agent pursuant to the Blocked Account Agreements, except in respect of the Noteholder Proceeds Collateral Account.  No Loan Party maintains any Securities Account or Futures Account.  All cash of all Loan Parties in deposit accounts maintained by such Loan Parties is or are subject to a Blocked Account Agreement, except in respect of the Noteholder Proceeds Collateral Account.

SECTION 3.28. Real Property and Leases.  Schedule 3.28 hereto is a correct and complete list of all real property owned by each Loan Party, all leases and subleases of real property by any Loan Party, as lessee or sublessee, and all leases and subleases of real property by any Loan Party, as lessor or sublessor.  Each of such leases and subleases is valid and enforceable in accordance with its terms and is in full force and effect and no default by any party to any such lease or sublease exists, except where any such lack of validity or enforceability or any such breach would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.29. Further Real Property Matters.

(a)           No part of any real property owned by any Loan Party has been condemned, taken or expropriated by any Governmental Authority and to the knowledge of the Loan Parties no proceedings with respect to any such condemnation, taking or expropriation have been commenced or are pending, in any such case, except where such condemnation, taking or expropriation would not reasonably be expected to have a Material Adverse Effect.

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(b)           Except as advised in writing to the Administrative Agent, each Loan Party has the lawful right to and all necessary permits required to enable it to continue to use the real property currently used by it in the manner required to enable it to continue to carry on its business as presently conducted, except where the failure to have such right or any such permit would not reasonably be expected to have a Material Adverse Effect; and

(c)           All locations at which any Loan Party holds or maintains Inventory having an aggregate value in excess of $50,000 are listed on Schedule 3.29.  All such locations which are (i) leased by a Loan Party, (ii) the subject of an agreement for warehousing services in favour of a Loan Party, and (iii) not owned, leased or the subject of such an agreement for warehousing services are separately identified as such in Schedule 3.29.

(d)           The material property, plant and Equipment comprising the Snowflake Fixed Assets, excluding motor vehicles, are located on Parcel 1 (as described in the Title Commitment issued by Stewart Title Guarantee Company to Administrative Agent).

SECTION 3.30. Jurisdictions of Loan Parties.  Schedule 3.30 sets out the various jurisdictions in which any Loan Party, as at the Effective Date, has Inventory or Equipment having an aggregate value in excess of $50,000.

SECTION 3.31. Corporate Name; Prior Transactions.  Except as set forth in Schedule 3.31, none of the Loan Parties has during the five (5) years preceding the Effective Date been known by or used any other corporate or business name, or been a party to any amalgamation, merger or consolidation, or acquired all or substantially all of the assets of any Person or acquired any of its or their Property out of the ordinary course of business.  All trade names or styles under which any Loan Party sells Inventory or creates Accounts or to which instruments in payment of Accounts may be made payable, are listed on  Schedule 3.31.

SECTION 3.32. OFAC.  Neither any Loan Party nor any Subsidiary of any Loan Party (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such person in any manner violative of Section 2, or (iii) is a person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order.

SECTION 3.33. Patriot Act.  Each of the Loan Parties and each of their respective Subsidiaries are in compliance, in all material respects, with the Patriot Act.  No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

SECTION 3.34. Security Interest in Collateral.  The provisions of the Collateral Documents create legal and valid Liens on all the Collateral in favour of the Administrative Agent, for the benefit of the Administrative Agent, the Lenders and the holders of Secured Obligations, and such Liens constitute perfected and continuing Liens on the Collateral, securing the Secured Obligations, enforceable against the applicable Loan Party and all third parties, and having priority over all other Liens on the Collateral except in the case of (a) Permitted Liens, to the extent any such Permitted Liens would have priority over the Liens in favour of the Administrative Agent pursuant to any Applicable Law and the Intercreditor Agreement and (b) Liens perfected only by possession (including possession of any certificate of title) to the extent the Administrative Agent has not obtained or does not maintain possession of such Collateral.

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ARTICLE IV

Conditions.

SECTION 4.01.   Effective Date.  The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):

(a)           Credit Agreement and Loan Documents.  The Administrative Agent (or its counsel) shall have received (i) from each party hereto either (A) a counterpart of this Agreement signed on behalf of such party or (B) written evidence satisfactory to the Administrative Agent (which may include facsimile or other electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement and (ii) duly executed copies of the Loan Documents and such other certificates, documents, instruments and agreements as the Administrative Agent shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents, including any promissory notes requested by a Lender pursuant to Section 2.10 payable to the order of each such requesting Lender.   The Administrative Agent shall also have received favourable written opinions of such special and local counsel as may reasonably be required by the Administrative Agent (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied).  The Borrowers hereby request each such counsel to deliver such opinions and supporting materials.  All opinions and certificates referred to in this Section 4.01(a) shall be addressed to the Administrative Agent and the Lenders and dated the Effective Date.

(b)           Financial Statements and Projections.  The Lenders shall have received (i) audited consolidated financial statements of the Company for the 2010 fiscal year, (ii) unaudited interim consolidated financial statements of the Company for each fiscal month and quarter ended after the date of the latest applicable financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available, and such financial statements shall not, in the reasonable judgment of the Administrative Agent, reflect any material adverse change in the consolidated financial condition of the Company and its Subsidiaries, taken as a whole, as reflected in the audited, consolidated financial statements described in clause (i) of this paragraph and (iii) satisfactory projections through 2011.

(c)           Closing Certificates; Certified Certificate of Incorporation; Status and Good Standing Certificates.  The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Effective Date and executed by its Secretary or Assistant Secretary or other Responsible Officer, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of any director or officer of such Loan Party who has signed on its behalf any of the Loan Documents to which it is a party, and (C) contain appropriate attachments, including the certificate or articles of incorporation or organization of each Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party and a true and correct copy of its by laws or operating, management or partnership agreement, and (ii) a certificate of compliance/status/good standing or long form good standing certificate (as applicable) for each Loan Party from its jurisdiction of organization and each jurisdiction in which it carries on business.

(d)           No Default Certificate.  The Administrative Agent shall have received a certificate, signed by a Responsible Officer of the Borrower Representative, on the initial Borrowing date (i) stating that no Default has occurred and is continuing under this Agreement, (ii) stating that no Default or Event of Default (in each case, as defined in the Existing Credit Agreement) has occurred and is continuing under the Existing Credit Agreement, (iii) stating that the representations and warranties contained in Article III are true and correct as of such date, and (iv) certifying any other factual matters as may be reasonably requested by the Administrative Agent.

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(e)           Fees.  The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Effective Date.  All such amounts will be paid with proceeds of Loans made on the Effective Date and will be reflected in the funding instructions given by the Borrower Representative to the Administrative Agent on or before the Effective Date.

(f)           Lien Searches.  The Administrative Agent shall have received the results of a recent lien search in each of the jurisdictions where assets of the Loan Parties are located, and such search shall reveal no liens on any of the assets of the Loan Parties except for liens permitted by Section 6.02 or discharged or released on or prior to the Effective Date pursuant to documentation satisfactory to the Administrative Agent.

(g)           Funding Accounts.  The Administrative Agent shall have received a notice setting forth the deposit account(s) of the Borrowers (the “Funding Accounts”) to which the Administrative Agent is authorized by the Borrowers to transfer the proceeds of any Borrowings requested or authorized pursuant to this Agreement.

(h)           Blocked Account Agreements.  The Administrative Agent shall have received each Blocked Account Agreement required in accordance with this Agreement.

(i)           Borrowing Base Certificate.  The Administrative Agent shall have received a Borrowing Base Certificate which calculates the Borrowing Base as of April 30, 2011.

(j)           Notes.  The Administrative Agent shall have received (i) the certificates representing each promissory note (if any) pledged to the Administrative Agent pursuant to the Collateral Documents endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

(k)           Filings, Registrations and Recordings.  Each document (including any PPSA and UCC financing statements) required by the Collateral Documents or under law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favour of the Administrative Agent, for the benefit of the Lenders, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 6.02), shall be in proper form for filing, registration or recordation.

(l)           Intentionally Deleted

(m)           Insurance.  The Administrative Agent shall have received evidence of insurance coverage in form, scope, and substance reasonably satisfactory to the Administrative Agent and otherwise in compliance with the terms of Section 5.09 hereof.

(n)           Letter of Credit Application.  The Administrative Agent shall have received a properly completed letter of credit application (whether standalone or pursuant to a master agreement, as applicable) if the issuance of a Letter of Credit will be required on the Effective Date.  The Borrowers shall have executed the Issuing Bank’s master agreement for the issuance of commercial Letters of Credit.

(o)           Tax Withholding.  The Administrative Agent shall have received a properly completed and signed IRS Form W-8 or W-9, as applicable, for each Loan Party.

(p)           Intentionally Deleted

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(q)           Field Examination. The Administrative Agent or its designee shall have conducted a field examination of the Loan Parties’ Accounts, Inventory and related working capital matters and of the Loan Parties’ related data processing and other systems, the results of which shall be satisfactory to the Administrative Agent in its sole discretion.

(r)           Legal Due Diligence. The Administrative Agent and its counsel shall have completed all legal due diligence, the results of which shall be satisfactory to Administrative Agent in its sole discretion.

(s)           Appraisal(s).  The Administrative Agent shall have received an appraisal of the Loan Parties’ Inventory from a firm(s) satisfactory to the Administrative Agent (and if such appraisal is not addressed to the Administrative Agent, such appraisal shall be accompanied by a reliance letter permitting the Administrative Agent to rely on such appraisal), which appraisal(s) shall be satisfactory to the Administrative Agent in its sole discretion.

(t)           Other Documents.  The Administrative Agent shall have received such other documents as the Administrative Agent, the Issuing Bank, any Lender or their respective counsel may have reasonably requested.

The Administrative Agent shall notify the Borrowers and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

SECTION 4.02.   Each Credit Event.  The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a)           the representations and warranties of each Loan Party set forth in this Agreement and the other Loan Documents shall be true and correct on and as of the date of each such Borrowing (including the date of issuance, amendment, renewal or extension of Letters of Credit) as if made on such date (except where such representation or warranty refers to a different date).  With respect to any such representations and warranties that do not relate solely to the Effective Date or any other specific earlier date, the Loan Parties may supplement each such representation or warranty and/or any applicable schedule herein or in any other Loan Document, with respect to any matter hereafter arising that would have been required to be set forth as an exception to such representation or warranty and/or any applicable schedule or that is necessary to correct any such representation or warranty and/or any applicable schedule which has been rendered inaccurate thereby; provided that no such supplement to any such representation or warranty and/or any applicable schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing;

(b)           at the time of and immediately after giving effect to such Borrowing (including the issuance, amendment, renewal or extension of such Letter of Credit, as applicable), no Default or Event of Default shall have occurred and be continuing;

(c)           the Administrative Agent shall have received a Borrowing Request in the manner and within the time period required by Section 2.03;

(d)           after giving effect to the extension of credit requested to be made by a Borrower on such date (i) the Aggregate Credit Exposure will not exceed the lesser of (a) the Commitments, or (b) an amount equal to the Borrowing Base, and (ii) Availability shall not be less than $35,000,000; and

(e)           the Borrowing shall not violate any Applicable Law on such date.

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Each Borrowing, including each issuance, amendment, renewal or extension of a Letter of Credit Guarantee or a Letter of Credit, shall be deemed to constitute a representation and warranty by the applicable Borrower on the date thereof as to the accuracy of the matters specified in paragraphs (a), (b) and (d) above.  This requirement does not apply on the conversion or rollover of an existing Borrowing provided that the aggregate outstanding Borrowings will not be increased as a consequence thereof.

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the other Loan Parties, with the Lenders that:

SECTION 5.01. Financial Statements; Borrowing Base and Other Information.  The Company will furnish to the Administrative Agent and each Lender:

(a)           as soon as available and in any event within 90 days after the end of each Fiscal Year, its audited consolidated balance sheet and related statements of income, retained earnings (on a consolidated and consolidating basis) and changes in financial position as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by KPMG or other independent auditors of recognized national standing to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied except when changes in GAAP require otherwise;

(b)           as soon as available and in any event within 30 days after the end of each calendar month (i) its unaudited consolidated and consolidating balance sheet, related statements of income and cash flows and retained earnings and its consolidated changes in financial position, (ii) as of the end of such month and the then elapsed portion of the Fiscal Year which includes such calendar month, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Financial Officer of the Company as presenting fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries  on a consolidated basis in accordance with GAAP consistently applied, subject to normal quarter-end audit adjustments, and (iii) a summary of the Allocated Amount of Derivatives Exposure to all Derivatives Lenders associated with the Ancillary Credit Facilities which shall also include the aggregate mark-to-market position associated with all outstanding Derivatives Transactions entered into between the Loan Parties and all Derivatives Lenders as determined by each Derivatives Lender in accordance with its customary practices (on a netted basis for each Derivatives Lender), and, with respect to each Derivatives Lender, which may exceed the aggregate Allocated Amounts of Derivatives Exposure of such  Derivatives Lender (in each case, confirmed in writing by each  Derivatives Lender) and the aggregate amount of mark to market risk associated with all outstanding Derivatives Transactions entered into between a Borrower and all counterparties to Derivatives Transactions which are not Derivatives Lenders;

(c)           as soon as available and in any event within 60 days after the end of each of the first, second and third Fiscal Quarters (i) its unaudited consolidated balance sheet and related statements of income, retained earnings and changes in financial position, and (ii) as of the end of such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Financial Officer of the Company as presenting fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;

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(d)           concurrently with the financial statements required pursuant to Section 5.01(a), Section 5.01(b), and Section 5.01(c) above, a certificate of the Company, signed by a Financial Officer of the Company in the form of Exhibit C (a “Compliance Certificate”);

(e)           promptly after forwarding the same to its shareholders, all materials distributed out of the ordinary course by the Company to its shareholders and which relate to matters in which any Lender or the Administrative Agent, in such capacities, would reasonably be expected to have an interest;

(f)           promptly upon the request of the Administrative Agent at any time that a Default or Event of Default has occurred which is continuing, on a weekly basis within 3 Business Days of the end of each calendar week if at any time Availability is less than or equal to 15% of the total Revolving Commitments, and in any event no less frequently than the fifteenth Business Day of each calendar month, promptly (together with a copy of all or any part of the following reports requested by any Lender in writing after the Effective Date), a Borrowing Base Certificate, as of the last day of the immediately preceding calendar month (or week, or the date specified in the Administrative Agent’s request, if applicable), accompanied by such supporting detail and documentation as shall be requested by the Administrative Agent it is reasonable discretion including but not limited to:

(i)           an accounts receivable aging (including both summary and detail format) showing Accounts of each Loan Party outstanding, aged from invoice due date as follows:  1 to 30 days past due, 31 to 60 days past due, 61 to 90 days past due, and 91 days or more past due, accompanied by such supporting detail and documentation as shall be requested by the Administrative Agent in its reasonable discretion, including the ledger for disputed/legal accounts;

(ii)           a calculation of the Accounts of each Loan Party which would not meet the criteria of an Eligible Account;

(iii)           a copy of the internally generated month end cash receipts and collections journal;

(iv)           an aged listing of the ten largest customer accounts for the month;

(v)           a monthly Inventory report for each Loan Party by location, type and product group, in each case, accompanied by such supporting detail and documentation, including, a supporting perpetual Inventory report where requested by the Administrative Agent in its reasonable discretion; such listings, summaries and reports shall include the dollar value thereof both at cost and at fair market value;

(vi)           a calculation and report as to the Inventory which does not meet the definition of Eligible Inventory;

(vii)           commencing 90 days following the Effective Date, detailed monthly accounts payable aging;

(viii)           commencing 90 days following the Effective Date, an aged listing of the ten largest accounts payable for the month; and

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(ix)           a report as to the amounts of the normal cost pension contributions, special and catch-up payments and any other payments in respect of all Canadian Pension Plans that shall become due within 270 days of such month end (or the date of the Borrowing Base Certificate if earlier), and certification that any such amounts currently due on or prior to such date have been paid except as disclosed therein.

(g)           monthly within 30 days of the last day of each calendar month:

(i)           a copy of the internally generated general ledger report as at the month end;

(ii)           Borrower prepared reconciliation of the cash receipts journal to the blocked depository account;

(iii)           a reconciliation of Accounts aging to the general ledger and to the financial statement as at the month end;

(iv)           a reconciliation of the monthly inventory perpetual listing to the general ledger and to the financial statement as at the month end; and

(v)           listing of accrued vacation pay for salaried and non-salaried employees.

(h)           such other reports designating, identifying and describing the Accounts and Inventory as and when the Administrative Agent may reasonably require in its Permitted Discretion;

(i)           the results of each physical verification, if any, that any of the Borrowers may have made, or caused any other Person to have made on its behalf, of all or any portion of its Inventory where the physical count of such Inventory in comparison to the amount of such Inventory as recorded on the books and records of such Borrower results in a variance of $500,000 or more, which shall be delivered with the monthly inventory report identified in Section 5.01(f)(v) which immediately follows the completion of any such physical verification (and, if a Default or an Event of Default has occurred and is continuing, the Borrowers shall, upon the request of the Administrative Agent, conduct, and deliver the results of, such further physical verifications as the Administrative Agent may reasonably require);

(j)           At any time that the Administrative Agent requests, but not more than once in any consecutive 12 month period, an appraisal or updates thereof of the Collateral of the Loan Parties, such appraisals to be conducted at the expense of the Borrowers by an appraiser acceptable to the Administrative Agent, and to be in scope, form and substance acceptable to the Administrative Agent, acting reasonably, provided, however, that at the Administrative Agent’s request such appraisals shall be provided (i) if Availability is less than 25% of the total Revolving Commitments for three consecutive Business Days or more, up to twice in any consecutive 12 month period at any time thereafter, unless and until any month in which occurs a day on which Availability has been at least 25% of the total Revolving Commitments for the preceding 45 consecutive days, (ii) at any time and with any reasonable frequency while a Default or Event of Default has occurred which is continuing, and (iii) at any time at the expense of the Administrative Agent and the Lenders.

(k)           promptly after any Loan Party learns of the receipt or occurrence of any of the following, a certificate of any Loan Party, signed by a Financial Officer of such Loan Party, specifying (i) any official notice of any violation, alleged violation, non-compliance or alleged non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the properties of any Loan Party which could reasonably be expected to have a Material Adverse Effect, (ii) any event which constitutes a Default or Event of Default, together with a detailed statement specifying in reasonable detail the nature thereof and the steps being taken to cure such Default or Event of Default, (iii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Indebtedness of any Loan Party in excess of $15,000,000 with respect to an actual or alleged default, together with a statement specifying in reasonable detail the notice given or other action taken by such holder and the nature of the claimed default and what action the relevant Loan Party is taking or proposes to take with respect thereto, (iv) any Release on, in, at or from any Property occupied or controlled by any Loan Party that is required to be reported by a Loan Party to any Governmental Authority under applicable Environmental Law and that: (a) has resulted in any personal injury or illness which could reasonably be expected to result in liabilities of one or more Loan Parties; or (b) could reasonably be expected to result in Remedial Obligations of one or more Loan Parties, in an amount of $5,000,000 or more, (v) any default or non-compliance of any Loan Party to any of the Loan Documents with any of the terms and conditions thereof or any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the enforceability of or the rights and remedies of the Administrative Agent and the Lenders under the Loan Documents in any material respect, (vi) the creation, dissolution, merger or acquisition of any Loan Party, (vii) any event or condition not previously disclosed to the Administrative Agent, pursuant to which any Loan Party has violated any Environmental Law which could reasonably be expected to have a Material Adverse Effect,  (viii) any material amendment to, termination of, or material default by any Loan Party giving rise to the right of any counterparty to terminate or repudiate any Material Contract or any execution of, or material amendment to, termination of, or material default by any Loan Party under, any material collective bargaining agreement, (iv) any downward change to the public debt ratings of the Company assigned by either Moody’s or S&P and (x) any other event, development or condition which would reasonably be expected to have a Material Adverse Effect;

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(l)           promptly after the occurrence thereof, notice of the institution of any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against any Loan Party or any material property of Loan Party which could reasonably be expected to have a Material Adverse Effect;

(m)           (i) promptly after the filing thereof with any Governmental Authority, a copy of each actuarial valuation report and upon request of the Administrative Agent, Annual Information Return or Form 5500, (as applicable) in respect of any Defined Benefit Plan or Title IV Plan, and (ii) promptly after  receipt by a Loan Party, a copy of each other actuarial valuation report in respect of any Defined Benefit Plan prepared by or received by any Loan Party from time to time and, in addition to the foregoing, by not later than June 30th of each calendar year in which an actuarial valuation report for funding purposes is not required to be filed with a Governmental Authority, the Company shall furnish to the Administrative Agent and each Lender an actuarial valuation report (or summary of results) prepared in respect of the Defined Benefit Plans, in form and substance acceptable to the Administrative Agent, acting reasonably;

(n)           promptly upon receipt by a Loan Party, copies of all orders, directions, notices of non-compliance or notices of proposal to make orders or directions of a Governmental Authority relating to a Canadian Pension Plan;

(o)           promptly upon any Loan Party becoming aware of any fact or condition which could reasonably be expected to result in an ERISA Event in respect of a U.S. Pension Plan, a summary of such facts and circumstances and any action the Loan Parties intend to take regarding such facts or conditions, except for any such event as could not reasonably be expected to result in material liability in excess of US$5,000,000 individually or when aggregated with any other ERISA Events;

(p)           promptly upon any Loan Party becoming aware of any determination that a Title IV Plan is or is expected to be in “at risk” status, or of any notice that a Multiemployer Plan is or is expected to be in “endangered” or “critical” status, a copy of such determination or notice;

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(q)           at the cost of the Borrowers, a report or reports of an independent collateral field examiner (which collateral field examiner may be the Administrative Agent or an Affiliate thereof) approved by the Administrative Agent with respect to the Eligible Accounts and Eligible Inventory, which report(s) shall be provided at such time(s) as the Administrative Agent may request, but not more than once in any consecutive 12 month period, provided, however, that the Administrative Agent may request such examinations and reports(s), and if so requested, such examinations and reports shall be provided:

(i)           up to twice in any consecutive 12 month period immediately following any time at which Availability is less than or equal to 25% of the total Revolving Commitments for three consecutive Business Days or more; or

(ii)           with any reasonable frequency at any time during which a Default or an Event of Default has occurred which is continuing; and

(iii)           at any time at the expense of the Lenders;

provided further that if Availability is greater than 25% of the total Revolving Commitments for at least 45 consecutive Business Days, the 12 month period contemplated in the first full paragraph of this Section 5.01(q) shall re-commence;

(r)           upon request by the Administrative Agent, a summary of the insurance coverages of the Borrower and any other Loan Party, in form and substance reasonably satisfactory to the Administrative Agent, and upon renewal of any insurance policy, a copy of an insurance certificate summarizing the terms of such policy, and upon request by the Administrative Agent, copies of all applicable insurance policies;

(s)           on or before the earlier of the 15th day after approval by the Board of Directors of the Company and the 60th day after each Fiscal Year end, an annual budget of the Loan Parties on a consolidated and consolidating basis (consolidating on the basis of principal lines of business of the borrower and the other Loan Parties), approved by the board of directors of the Company, setting forth in reasonable detail and on a monthly basis the projected revenues and expenses (including budgeted Capital Expenditures) of the Loan Parties for the following Fiscal Year, it being recognized by the Lenders that projections as to future results are not to be viewed as fact and that the actual results for the period or periods covered by such projections may differ from the projected results.

(t)           concurrently with any delivery of financial statements under Section 5.01(a) or Section 5.01(b) above, a certificate of a Financial Officer of the Company (i) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 5.01(a) and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate, (ii) identifying all its Subsidiaries existing on the date of such certificate and indicating, for each such Subsidiary, and whether such Subsidiary is a Loan Guarantor and whether such Subsidiary was formed or acquired since the end of the previous Fiscal Quarter, (iii) identifying any parcels of real property (whether leased or owned) that have been acquired by any Loan Party since the end of the previous calendar month and on which Collateral is to be located, and (iv) identifying any Acquisitions that have been completed since the end of the previous calendar month, including the date on which each such Acquisition was completed and the consideration therefor;

(u)           upon request by the Administrative Agent, such other information respecting the condition or operations, financial or otherwise, of the Loan Parties, as the Administrative Agent may reasonably require.  To the extent the Administrative Agent receives any item set forth in this Section 5.01(u) that was not also delivered to Lenders, the Administrative Agent shall deliver the same to the Lenders;

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(v)           promptly upon the request of the Agent at any time that a Default or Event of Default has occurred which is continuing or Availability is less than 20% of the total Revolving Commitments as at such date, and in any event no less frequently than the 10th Business Day of each calendar month end, an itemized listing setting forth the deposits made during the preceding calendar month to the Noteholder Proceeds Collateral Account, together with (i) a corresponding description, in reasonable detail, of the Notes First Lien Collateral the sale of which gave rise to such deposits, and (ii) copies of the monthly bank statements for such account, provided the applicable Loan Party is then in receipt of such statements.

SECTION 5.02. Existence; Conduct of Business.  Each Loan Party will do or cause to be done all things necessary to:

(a)            preserve, renew and keep in full force and effect its legal existence, except pursuant to a transaction permitted by Section 6.03; and

(b)           obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises necessary for the conduct of its business, except where failure to do so would not reasonably be expected to have a Material Adverse Effect;

all provided that, notwithstanding the foregoing and consistent with past practice and provided that none of the following actions could reasonably be expected to have a Material Adverse Effect, the Loan Parties, or any of them, may from time to time curtail, idle or discontinue, either temporarily or permanently, the operation of certain fixed assets and may further release or relinquish, fail to renew or otherwise permit to lapse any rights, licenses, permits, privileges and franchises required in connection with or related to any such fixed assets and not otherwise required for the conduct of their business, in any such case where the applicable Loan Party(ies) deem it prudent to do so in the ordinary course of its business.  No Loan Party shall be required to replace, repair or otherwise maintain any Equipment which has been deliberately idled or which the applicable Loan Party intends to idle or to preserve, renew, reinstate or otherwise obtain any associated rights, licenses, permits, privileges and franchises in any such circumstances.

SECTION 5.03. Payment of Obligations.  Each Loan Party will pay its obligations, including Tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the applicable Loan Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.04. Maintenance of Properties.  Subject to the proviso in the last paragraph of Section 5.02, each Loan Party will keep and maintain all property necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

SECTION 5.05. Books and Records; Inspection Rights.  Each Loan Party will keep proper books of record and account in which full, true and correct entries in conformity in all material respects with GAAP and all Applicable Law, are made in respect of all financial dealings and transactions in relation to its business and activities.  Each Loan Party will permit any representatives designated by the Administrative Agent or any Lender, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested during normal business hours and within five Business Days after written notification of any proposed visit to the Company, except that while any Default or Event of Default has occurred which is continuing, no such restrictions shall apply.

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SECTION 5.06. Compliance with Applicable Law and Material Contracts.  Each Loan Party will comply with all Applicable Law and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.  No Loan Party shall modify, amend or alter its certificate or articles of incorporation, any partnership agreement governing any such Loan Party which is a partnership or any shareholder agreement relating to the Equity Securities issued by any such Loan Party in a manner which is in any respect materially adverse to the Administrative Agent or the Lenders.

SECTION 5.07. Use of Proceeds and Letters of Credit.  The proceeds of the Loans will be used for repayment of existing indebtedness, working capital and other general corporate purposes of the Borrowers and, to the extent permitted pursuant to this Agreement, their Subsidiaries (including, without limitation, to effect Investments and Acquisitions permitted by this Agreement; provided that no such proceeds shall be used for the purpose of a Hostile Acquisition).  The purpose of each Letter of Credit shall be reasonably acceptable to the Administrative Agent.

SECTION 5.08. Further Assurances.  Each Loan Party will cure promptly on request by the Administrative Agent any defects in the execution and delivery of the Loan Documents, including this Agreement.  Upon request by the Administrative Agent, each Loan Party will, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments reasonably required by the Administrative Agent to ensure such Loan Party is in compliance with and performs its covenants and agreements in the Loan Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in any of the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may reasonably be necessary or appropriate therewith, in the judgment of the Administrative Agent, acting reasonably.

SECTION 5.09. Insurance; Compensation.

(a)           Each Loan Party shall maintain insurance on its property and assets and in respect of third party liability claims under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as is customary with companies carrying on the same or similar businesses and operating in the same and similar locations and acting in a prudent manner.  Loss payable under such policies, in respect of any loss of or physical damage to any Collateral, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent, is to be made payable to the Administrative Agent, as its interest may appear, pursuant to a standard non contributory “mortgagee”, “lender” or “secured party” clause and, subject always to the provisions of the Intercreditor Agreement, such policies shall otherwise contain such other provisions as the Administrative Agent may reasonably require to fully protect the Administrative Agent’s interest in the Collateral and to any payments to be made under such policies in respect thereof.  Original certificates of insurance in respect of the insurance policies required hereunder are to be delivered to the Administrative Agent, with the loss payable endorsement in the Administrative Agent’s favour, as its interest may appear and subject to the provisions of the Intercreditor Agreement, and shall provide for not less than thirty (30) days prior written notice to the Administrative Agent of the exercise of any right of cancellation.

(b)           Upon the occurrence and during the continuance of an Event of Default which is not waived in writing by the Administrative Agent, the Administrative Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent, have the sole right, in the name of the Administrative Agent, the Borrower or any other applicable Loan Party, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder in respect of the Collateral, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

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(c)           Subject to the provisions of the Intercreditor Agreement, if any part of the Collateral is lost or damaged by fire or other casualty or becomes subject to any eminent domain, taking, condemnation of property or similar proceedings (or any transfer or disposition in lieu of such) (collectively, a “Condemnation”) and the insurance proceeds or award or compensation for such loss or damage or Condemnation, as applicable, is:

(i)           less than or equal to $25,000,000 for any one occurrence or in the aggregate for all such occurrences for the period from the Original Effective Date to the Maturity Date, such insurance proceeds or award or compensation, as applicable, shall (subject to Section 2.11(b) and Section 2.11(c)), be paid to the applicable Loan Party.  Notwithstanding the foregoing, to the extent such insurance proceeds or award or compensation, as applicable, are received by the Administrative Agent, the Administrative Agent shall promptly, and in any event within one (1) Business Day of receipt, remit such insurance proceeds  or award or compensation, as applicable, to the applicable Loan Party.

(ii)           greater than $25,000,000 for any one occurrence or in the aggregate for all such occurrences for the period from the Original Effective Date to the Maturity Date, such insurance proceeds or award or compensation, as applicable, shall (subject to Section 2.11(b) and Section 2.11(c)) be paid to the applicable Loan Party, and provided that the applicable Loan Party has sufficient business interruption insurance to replace any profits lost as a result of the loss of or damage or Condemnation to any of its facilities, such Loan Party may irrevocably elect (by delivering written notice to the Administrative Agent within 60 days of the occurrence of such loss or damage) to replace, repair or restore such Collateral to substantially the equivalent condition prior to such fire or other casualty or Condemnation as set forth herein in which case, such replacement, repairing or restoring shall be completed within 180 days of such election.  If such election is not made by such Loan Party or if such replacement, repairing or restoring, as the case may be, is not completed within such 180 day period, such insurance proceeds or award or compensation, as applicable, shall be paid to the Administrative Agent and used to prepay outstanding Revolving Loans.  Notwithstanding the foregoing, to the extent that such insurance proceeds or award or compensation, as applicable, are received by the Administrative Agent, the Administrative Agent shall promptly, and in any event within one (1) Business Day of receipt, remit such insurance proceeds or award or compensation, as applicable, to the applicable Loan Party to be applied in accordance with this Section 5.09(c)(ii).  If the applicable Loan Party does not, or cannot, elect to use the insurance proceeds or award or compensation, as applicable, paid in respect of Collateral as set forth in this Section 5.09(c)(ii), or if the Administrative Agent believes upon reasonable grounds that the applicable Loan Party will not be able to replace, repair or restore such Collateral in a reasonably timely manner to substantially the equivalent condition prior to such fire or other casualty or Condemnation, as applicable, the Administrative Agent may, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent in respect of such insurance proceeds or award or compensation, as applicable, (x) if no Event of Default has occurred which is continuing, apply the insurance proceeds to the payment of any Loans until paid in full and remit any remaining proceeds or awards or compensations, as applicable, to the applicable Loan Party and (y) if an Event of Default has occurred which is continuing, apply the insurance proceeds or awards or compensations, as applicable, to the Obligations in such manner and in such order as the Administrative Agent may reasonably elect, subject to Section 2.18(b).  Upon the occurrence and during the continuance of an Event of Default, all insurance proceeds or awards or compensations, as applicable, in respect of any Collateral shall be paid to the Administrative Agent, to be applied to the Obligations in such manner as it may deem advisable in its sole discretion, subject to Section 2.18(b).   Until the earlier of (i) the Discharge of Capped Secured Obligations (as that phrase is defined in the Intercreditor Agreement), or (ii) the removal or termination of any provision of the Intercreditor Agreement restricting the Administrative Agent from dealing with the proceeds of Notes First Lien Collateral, the foregoing Section 5.09(c) shall be read and construed as though all references herein to “Collateral” shall be references only to “ABL First Lien Collateral”.

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(d)           Intentionally Deleted

(e)           In the event the Borrowers fail to provide the Administrative Agent with timely evidence, acceptable to the Administrative Agent, acting reasonably, of the maintenance of insurance coverage required pursuant to this Section 5.09, or in the event that any Loan Party fails to maintain such insurance, the Administrative Agent may purchase or otherwise arrange for such insurance, but at the Borrowers’ expense and without any responsibility on the Administrative Agent’s part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims.  The insurance acquired by the Administrative Agent may, but need not, protect any Loan Party’s interest in the Collateral, and therefore such insurance may not pay claims which any Loan Party may have with respect to the Collateral or pay any claim which may be made against a Loan Party in connection with the Collateral. In the event the Administrative Agent purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrowers shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans set forth in Section 2.13), and any other out-of-pocket expenses with respect thereto, until the effective date of the cancellation or the expiration of such insurance, all of which may be charged to the Borrowers as Revolving Loans or to another deposit account, all as described in Section 2.18(c).  The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Administrative Agent may exceed the costs of insurance which any Borrower may be able to purchase on its own.  In the event that the Administrative Agent purchases such insurance, the Administrative Agent will promptly, and in any event within five (5) days, notify the Company of said purchase.

SECTION 5.10. Operation and Maintenance of Property.  Each Loan Party will manage and operate its business or cause its business to be managed and operated (i) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all material licenses, leases, contracts and agreements, and (ii) in compliance with all Applicable Law of the jurisdiction in which such businesses are carried on, and all Applicable Law of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except in any such case where a failure to so manage and operate would not have a Material Adverse Effect.  Without limiting the generality of the foregoing, each Loan Party will pay and perform when due its obligations under all leases of any real property on which any ABL First Lien Collateral of the Loan Parties is located.

SECTION 5.11. Additional Subsidiaries; Additional Liens.

(a)            Subject to clause (b) below, if at any time on or after the Effective Date, (i) any Loan Party creates or acquires an additional Subsidiary, other than a Subsidiary which is an Unrestricted Subsidiary, or in some other fashion becomes the holder of any Equity Securities of a new Subsidiary, other than a Subsidiary which is an Unrestricted Subsidiary, or (ii) any Subsidiary guarantees the Noteholder Secured Obligations, or (iii) any Subsidiary identified in Schedule 3.16 as an Unrestricted Subsidiary or any other Subsidiary that becomes an Unrestricted Subsidiary after the Effective Date ceases to be an Unrestricted Subsidiary, or (iv) any Subsidiary of any Loan Party (other than an Unrestricted Subsidiary) acquires or holds Property which constitutes ABL First Lien Collateral, or (v) if the Borrowers at any time wish to cause an Unrestricted Subsidiary to become a Loan Guarantor hereunder, to the extent permitted by Applicable Law, the Borrower and the other Loan Parties will cause such new Subsidiary or such Unrestricted Subsidiary, as the case may be, to immediately execute and deliver to the Administrative Agent (1) a guarantee, (2) such security agreements, hypothecs and other security-related documents as may be required by the Administrative Agent to create in its favour (A) valid first priority mortgages, charges and security interests in any Property of such Subsidiary which constitutes ABL First Lien Collateral and (B) where and where such Subsidiary grants security to the Collateral Trustee (or any holder of Liens securing any Refinancing of Indebtedness permitted pursuant to Section 6.01(d)),  over any of its Property that constitutes Notes First Lien Collateral, valid mortgages, charges and security interests over such Property, subject to the Intercreditor Agreement; and  (3) a joinder agreement to this Agreement substantially in the form attached hereto as Exhibit E.  In connection with the execution and delivery of any guarantee, security agreement, intellectual property Collateral Documents, hypothecs, joinder agreement or related document pursuant to this Section, each Loan Party will cause to be delivered to the Administrative Agent such corporate (or other) resolutions, certificates, legal opinions and such other related documents and registrations as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on the Effective Date or as shall be otherwise reasonably acceptable to the Administrative Agent. Each guarantee, pledge agreement, mortgage, security agreement, intellectual property Collateral Documents, hypothecs, joinder agreement and other documents delivered pursuant to this Section 5.11 shall be deemed to be a Collateral Document from and after the date of execution thereof.

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(b)           The Borrower and the other Loan Parties will comply with, or cause one or more their Unrestricted Subsidiaries, as the case may be, to comply with the requirements of clause (a) above, to the extent necessary to ensure that at all times the fair market value of all ABL First Lien Collateral, owned or acquired by any Unrestricted Subsidiary, that is not subject to a Lien in favour of the Administrative Agent to secure the Secured Obligations, is less than $10,000,000 in aggregate.

SECTION 5.12. Fixed Charge Coverage Ratio.  The Borrowers will not permit the Fixed Charge Coverage Ratio, determined for the twelve (12) month period ending on the last day of each fiscal month, to be less than 1.1:1.0, provided that notwithstanding that the Company shall be required to report the Fixed Charge Coverage ratio in the Compliance Certificate, for the purposes of Article VII of this Agreement, the Company’s compliance with this Section 5.12 shall only be tested beginning at any time when Availability is less than 12.5% of the total Revolving Commitments as of such date for three consecutive days or more, unless and until any month in which occurs a day on which Availability has been at least 12.5% of the then existing total Revolving Commitments for the preceding 45 consecutive days.

SECTION 5.13. Post Closing Undertakings. Borrower will ensure that all post closing undertakings as set forth in Schedule 5.13 (collectively, the “Undertakings”) have been satisfied within the time periods set forth therein.  Any failure to satisfy any of the Undertakings specified in Schedule 5.13 within the applicable time periods shall constitute an Event of Default.

SECTION 5.14. Environmental Laws.  Each of the Loan Parties shall conduct its business in compliance in all material respects with all Environmental Laws applicable to it or them, including those relating to the Loan Parties’ generation, handling, use, storage and disposal of Hazardous Materials, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.  Each of the Loan Parties will take such action in response to any non-compliance or alleged non-compliance with Environmental Laws as may be required by any Governmental Authority having jurisdiction over the applicable Loan Party and the applicable matter, in each case to the extent failure to do so would reasonably be expected to have a Material Adverse Effect, except to the extent that the applicable Loan Party is contesting in good faith and by appropriate proceedings its obligation to take such action and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP, and the Borrower shall regularly report to the Administrative Agent on such response.  Without limiting the generality of the foregoing, whenever any Loan Party gives notice to the Administrative Agent pursuant to Section 5.01(k)(vi) and the Administrative Agent so requests, the Loan Parties shall, at the applicable Loan Party’s expense, provide to the Administrative Agent an environmental assessment report prepared by an independent environmental engineer or consultant acceptable to the Loan Parties and the Administrative Agent, acting reasonably, regarding the matters which are the subject of the Default, including, where appropriate, soil and/or groundwater sampling, prepared by an environmental consulting firm and, in form and substance, reasonably acceptable to the Administrative Agent and indicating the presence or absence of Hazardous Materials and the estimated cost of any compliance or work required to remediate any Hazardous Materials to the extent required by the applicable Governmental Authority in accordance with applicable Environmental Laws as well as such other matters as the Borrowers and/or Administrative Agent may reasonably request from time to time.

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SECTION 5.15. Pension Plans.  Each Loan Party will (a) take all action necessary to ensure that each Canadian Pension Plan is maintained in good standing in accordance with the Applicable Pension Laws to which it is subject, except where the failure to do so would not reasonably be expected to cause a Material Adverse Effect, (b) make full payment when due of all amounts which, under the provisions of any Canadian Pension Plan, agreement relating thereto or Applicable Pension Laws, the Loan Party is required to pay as contributions thereto, including special payments required for the amortization of unfunded liabilities or solvency deficiencies identified in the actuarial valuation report prepared in respect of a Defined Benefit Plan, (c) ensure all pre-funded Defined Benefit Plans are funded in compliance with Applicable Pension Laws and the recommendations of the plans’ actuaries as identified in the relevant actuarial valuation report and that unfunded Defined Benefit Plans (including any required security) are maintained in accordance with the terms thereof and the funding or custodial agreements therefor, (d) not: (i) contribute to or assume an obligation to contribute to any new Defined Benefit Plan or Canadian multi-employer pension plan to which the Loan Party is not already contributing on the Effective Date, unless first disclosed to the Administrative Agent, (ii) acquire an interest in any Person if such Person sponsors, maintains or contributes to, or at any time in the five-year period preceding such acquisition has sponsored, maintained, or contributed to a Defined Benefit Plan, unless first disclosed to the Administrative Agent, or (iii) except for the Defined Benefit Plan for the employees of Catalyst Paper (USA) Inc., which is in the process of being wound-up and which wind-up is anticipated will be completed by July 31, 2011 (provided that the liabilities on wind-up do not exceed the amounts as disclosed on Disclosure Schedule 3.11 in respect of such Defined Benefit Plan by more than US$5,000,000), wind-up any Defined Benefit Plan, in whole or in part, unless the Loan Party has obtained written advice from the actuary for such plan that the plan (or part thereof in the case of a partial wind up) is fully funded or has an unfunded liability of no more than $1 million at the effective date of the wind up, without the consent of the Administrative Agent, or (e) not, or cause or permit any ERISA Affiliate to, cause or permit to occur an ERISA Event in respect of a U.S. Pension Plan to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

SECTION 5.16. Intentionally Deleted

SECTION 5.17. Consents regarding Leasehold Collateral. With respect to leasehold interests in real property of a Loan Party:

(a)           if the validity or effectiveness of the grant and creation of a security interest in favour of the Administrative Agent over any part of any Leasehold Collateral Pending Consent (as defined in the 2010 Note Indentures) is dependent on any Loan Party obtaining consent, authorization, approval or waiver of any third party to the granting of such security interest, then to the extent that such consent was not obtained by June 10, 2010 under the Existing Credit Agreement, the aggregate book value of such Leasehold Collateral Pending Consent will count towards the $25,000,000 basket referred to in the proviso to paragraph (2) of the definition of Excluded Assets (as defined in the 2010 Note Indentures); and); and

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(b)           to the extent that any waterlot or foreshore leases forming part of the Leasehold Collateral (as defined in the 2010 Note Indentures) are not registered against title to the lands leased under such leases by the applicable Loan Party, the security interest granted over such leases shall constitute an unregistered security interest. For greater certainty, none of the Loan Parties shall be under any obligation to take-any steps to register, in any applicable land title office, any unregistered waterlot or foreshore leases forming part of the Leasehold Collateral.

ARTICLE VI

Negative Covenants.

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees, expenses and other amounts payable under any Loan Document have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the other Loan Parties, with the Lenders that:

SECTION 6.01. Indebtedness.  No Loan Party will and no Loan Party will permit any other Loan Party to, create, incur, assume or permit to exist any Indebtedness, except:

(a)           the Secured Obligations and Indebtedness comprising or arising under the Ancillary Credit Facilities made available by the Derivatives Lenders as permitted pursuant to Section 2.22;

(b)           unsecured Indebtedness arising under or in connection with the 2004 Notes and the 2004 Note Indenture;

(c)           Indebtedness arising under or in connection with the 2010 Notes and the 2010 Note Indentures and additional Indebtedness which constitutes Noteholder Secured Obligations permitted under the Intercreditor Agreement, provided that the aggregate amount of the Noteholder Secured Obligations outstanding shall at no time exceed the amount which is from time to time equal to the Canadian Dollar Equivalent of US$611,720,000 (the “Senior Notes Cap”);

(d)           provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, Indebtedness incurred pursuant to any Refinancing of any Indebtedness under clause (b) or (c) above, and any Indebtedness constituting Junior Noteholder Secured Obligations, in each case on market terms and conditions and provided that (i) the final maturity date of such Indebtedness shall not occur on a date which is prior to six months following the Maturity Date, (ii) all such Refinancing of Indebtedness under clause (c) above  which continues to be Noteholder Secured Obligations shall be subject to the Senior Notes Cap, and (iii) all such Refinancing of Indebtedness under clause (c) above and such Junior Noteholder Secured Obligations may be secured by Liens in favour of the Collateral Trustee, subject to the terms of the Intercreditor Agreement applicable thereto and subject to the limitations described in the last paragraph of this Section 6.01;

(e)           any Indebtedness of one Loan Party to another Loan Party;

(f)           any Guarantee by a Loan Party of Indebtedness permitted pursuant to this Section 6.01 of any other Loan Party;

(g)           provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, any Indebtedness of the Loan Parties secured by Purchase Money Liens or constituting Capital Lease Obligations (other than, for greater certainty, Capital Lease Obligations in connection with any Sale and Leaseback Transaction which shall be governed by Section 6.08), in an aggregate amount outstanding at any time not exceeding $100,000,000 for all Loan Parties, provided further, that in the case of Inventory, Purchase Money Liens shall not exceed up to $20,000,000 for all Loan Parties and such Inventory shall not be Eligible Inventory;

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(h)           Indebtedness under Sale and Leaseback Transactions permitted under Section 6.08;

(i)           provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, Indebtedness from time to time incurred under any Derivatives Transaction entered into with a Derivatives Lender comprising the unpaid purchase price for physical purchases of natural gas made by Catalyst Paper or either of its partners under any GasEDI Base Contract, provided that the aggregate amount of all such Indebtedness permitted to be outstanding thereunder shall not at any time exceed $5,000,000, including in respect of principal, interest, costs and any other amounts outstanding or ongoing in connection therewith, and that no such Indebtedness shall be outstanding for more than 60 days after the applicable Loan Party takes physical delivery of the natural gas purchased under the applicable GasEDI Base Contract;

(j)           provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as result thereof, any Indebtedness in respect of Derivatives Transactions in any such case entered into with a counterparty that is not a Lender or a Derivatives Lender and which Indebtedness

(i)           is not secured by any Lien on any Property of any Loan Party granted in favour of the applicable counterparty; or

(ii)           may be supported by one or more Letters of Credit issued, subject to Availability, pursuant to this Agreement or secured by collateral consisting of the pledge or the deposit of cash or Cash Equivalents up to an aggregate amount not to exceed $10,000,000 at any time;

(k)           Indebtedness which is unsecured arising from the honouring by a bank or other financial institution of a cheque, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five (5) Business Days of being incurred;

(l)           Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(m)           unsecured Guarantees in the ordinary course of business of any Loan Party of the obligations of suppliers to or licensees of such Loan Party;

(n)           provided no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof, other unsecured Indebtedness of any of the Loan Parties; provided that if Availability at the time immediately following the incurrence of any such Indebtedness is less than or equal to 20% of the total Revolving Commitments at such time, all such other unsecured Indebtedness shall not exceed $5,000,000, in aggregate, for all Loan Parties;

(o)           Subject to the limitations described in the last paragraph of this Section 6.01 and provided that no Default or Event of Default exists at the time such Indebtedness is incurred or would arise as a result of the incurrence thereof and that Availability at the time immediately following the incurrence of any such Indebtedness is not less than 20% of the total Revolving Commitments at such time, additional Indebtedness of any Loan Party which may be secured by one or more Liens on any property, assets or undertaking of any of the Loan Parties, provided that the requirements set forth in clause (dd) of the definition of Permitted Liens are satisfied prior to such additional Indebtedness being incurred and:

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(i)           such Liens shall relate only to property and assets of any of the Loan Parties other than ABL First Lien Collateral and Notes First Lien Collateral in which the Collateral Trustee has been granted a Lien; or

(ii)           such Liens shall relate only to any Notes First Lien Collateral which is also the subject of a subordinated Lien in favour of the Collateral Trustee securing the Noteholder Secured Obligations provided that the Administrative Agent also holds or is concurrently granted a Lien on such Notes First Lien Collateral which ranks behind the Liens in favour of the Collateral Trustee up to the Senior Notes Cap (but in priority to any Lien securing Junior Noteholder Secured Obligations) all in accordance with and  subject to the terms of the Intercreditor Agreement.

Notwithstanding the foregoing or any other provision of this Agreement or the other Loan Documents, no Loan Party shall incur any Indebtedness or create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by any Loan Party to secure any Indebtedness if, as a result of the incurrence of such Indebtedness or the granting of such Lien, the aggregate value of all Indebtedness of the Company and its Subsidiaries secured by any Lien on any of the property, assets or undertaking of the Company or any of its Subsidiaries is an amount which would, in accordance with the provisions of the 2004 Note Indenture or any 2004 Notes, require any Loan Party to secure the Indebtedness under any of the 2004 Notes or the 2004 Note Indenture on a pari passu basis with any Indebtedness of the Loan Parties under this Agreement or the other Loan Documents.

SECTION 6.02. Liens.  No Loan Party will, and no Loan Party will permit any Loan Party to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by any Loan Party, except Permitted Liens.

Notwithstanding any other provision of this Agreement or the other Loan Documents, (i)  no Loan Party will, and no Loan Party will permit any other Loan Party to, create, incur, assume or permit to exist any Lien on any of the Equity Securities of any Loan Party (other than the Company), and (ii) none of the Liens permitted pursuant to this Section 6.02 may at any time attach to any Loan Party’s (1) Accounts, other than those permitted under clauses (a), (e), (f), (o) and (ee) of the definition of Permitted Liens and (2) Inventory, other than those permitted under clauses (a), (c), (f), (h), (o) and (ee) of the definition of Permitted Liens.

SECTION 6.03. Fundamental Changes.

(a)           No Loan Party will, and no Loan Party will permit any other Loan Party to;

(i)           merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with such Loan Party;

(ii)           sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve without the prior written consent of the Administrative Agent;

(iii)           liquidate, wind-up or dissolve itself,

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except that (x) any Loan Party may do any of the foregoing if the applicable transaction(s) involve only one or more Loan Parties, provided that if such transactions involve a Borrower, such Borrower is the surviving entity, and except for the transaction described in (y) below, the Borrowers provide the Administrative Agent with no less than 30 days prior written notice of the applicable transactions and promptly take whatever steps and deliver whatever documents (including Collateral Documents) as may reasonably be required by the Administrative Agent to ensure that the rights and interests of the Administrative Agent and the Lenders are not adversely affected as a result of such transactions, and (y) Catalyst Paper Recycling Inc. may transfer all or substantially all of its assets to Catalyst Paper Holdings Inc. and liquidate, wind-up or dissolve itself after the completion of such transfer, provided that the Borrowers promptly take whatever steps and deliver whatever documents (including Collateral Documents) as may reasonably be required by the Administrative Agent to ensure that the rights and interests of the Administrative Agent and the Lenders are not adversely affected as a result of such transactions.

(b)           No Loan Party shall and no Loan Party shall permit any other Loan Party to engage to any material extent (such materiality to be determined in the context of the business(es) carried on by the Loan Parties as a whole) in any business other than the manufacture and sale of paper, pulp, containerboard and other wood products and businesses ancillary or reasonably related thereto, which ancillary businesses shall, without limitation, include the generation and sale of energy from generation facilities ancillary to the operations of the Loan Parties or any of them, or any of their Subsidiaries and provided that:

(i)           the applicable Loan Parties shall be permitted to continue to engage in the businesses comprising the Investments identified in Schedule 6.04(b); and

(ii)           any of the Loan Parties shall be permitted to engage in any business not otherwise permitted pursuant to this Section 6.03(b) to the extent such business comprises or results from an Acquisition or Investment which is otherwise permitted to be made pursuant to Section 6.04 and that all such excepted Acquisitions and Investments made by the Loan Parties, or any of them, pursuant to this Section 6.3(b)(ii) shall have an aggregate cost of not more than $20,000,000 since the Effective Date.

SECTION 6.04. Investments, Loans, Advances, Guarantees and Acquisitions.  No Loan Party will make, and no Loan Party shall permit any other Loan Party to make, any Investment in or Acquisition of (including pursuant to any amalgamation with any Person that was not a  Loan Party prior to such amalgamation) or Guarantee any obligations of any other Person, or permit to exist any other Investment, except, subject to as provided at the end of this Section 6.04:

(a)           Investments by a Loan Party in any other Loan Party;

(b)           Investments by any Loan Party in any Subsidiary which is not a Loan Party to the extent outstanding at the Effective Date as set forth in Schedule 6.04(b);

(c)           Investments in Cash Equivalents which are subject to a Lien under the Collateral Documents;

(d)           Guarantees permitted by Section 6.01;

(e)           loans and advances (including relocation/moving, travel, payroll and housing related advances) in the ordinary course of business to employees, directors or officers of any of the Loan Parties or their Subsidiaries so long as the aggregate principal amount thereof outstanding at any time outstanding shall not exceed $5,000,000;

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(f)           Investments in securities or other obligations received upon foreclosure or pursuant to any plan of reorganization or liquidation or similar arrangement upon and in respect of the bankruptcy or insolvency of trade creditors or customers or in connection with the settlement of delinquent accounts in the ordinary course of business, and Investments received in good faith in settlement of disputes or litigation;

(g)           other Investments not otherwise permitted under this Section 6.04 in an aggregate amount for all Loan Parties not to exceed $5,000,000 at any time outstanding; and

(h)           any other Investment or Acquisition, provided that (i) no Default or Event of Default exists at the time any such Investment is made or Acquisition completed or would arise as a result of the making of such Investment or completion of such Acquisition; (ii) prior to and at the time immediately following the making of such Investment or the completion of such Acquisition, Availability shall not be less than 20% of the total Revolving Commitments as at such date; and (iii) in the case of an Acquisition, the Administrative Agent shall receive such guarantees and security, opinions and other documents as it may reasonably require, all in form and substance satisfactory to the Administrative Agent in respect of (A) any ABL First Lien Collateral so acquired (and any ABL First Lien Collateral of a Subsidiary so acquired) (collectively, the “Acquired ABL Collateral”), unless, subject to the requirements of Section 5.11(b), such Acquired ABL Collateral is acquired by an Unrestricted Subsidiary (or such acquired Subsidiary holding such Acquired ABL Collateral is an Unrestricted Subsidiary); and (B) any assets acquired that constitute Notes First Lien Collateral where one or more Liens have been or are to be granted to the Collateral Trustee (or any holder of  Liens securing any Refinancing of Indebtedness permitted pursuant to Section 6.01(d)) in such acquired assets, subject to the terms of the Intercreditor Agreement; and as otherwise contemplated by and as may be required in accordance with Section 5.11, acting reasonably;

provided that, notwithstanding any other provision of this Agreement, no Loan Party will make, and no Loan Party shall permit any of its Subsidiaries to make, any Investment or Acquisition consisting of the participation in, purchase or other acquisition of rights under this Agreement, any other Loan Document or any of the Obligations or Derivatives Secured Obligations.

SECTION 6.05. Derivatives Transactions. No Loan Party will enter into or engage in any Derivatives Transactions (i) which would cause or result in a breach, default or contravention of any of the Existing Note Indentures or the Existing Senior Notes; or (ii) for speculative purposes.

SECTION 6.06. Restricted Payments.  No Loan Party will, and no Loan Party will permit any other Loan Party to, declare, pay or make, or agree to declare, pay or make, directly or indirectly, any Restricted Payment, except:

(a)           the Company may declare and pay dividends with respect to its Equity Securities payable solely in additional Equity Securities;

(b)           any Loan Party (other than the Company)  may declare and pay dividends to or otherwise make Restricted Payments to the Company or any other Loan Party and any Loan Party (other than the Company) may redeem or repurchase its own Equity Securities;

(c)           any Loan Party may declare, pay, or make or agree to pay or make, any Restricted Payment, other than a Restricted Payment contemplated by clause (v) of the definition thereof, provided that, subject to as provided further below (i) no Default or Event of Default exists at the time such Restricted Payment is declared, paid or made or agreed to be made or would arise as a result of such Restricted Payment having been declared, paid or made, or agreed to be made, as the case may be; and (ii) prior to and upon giving effect to any such Restricted Payment being declared, paid or made or agreed to be made, as the case may be, Availability shall not be less than 20% of the total Revolving Commitments as at such date; and

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(d)           any Loan Party may declare, pay, or make or agree to pay or make a Restricted Payment contemplated by clause (v) of the definition thereof including any mandatory payment or prepayment (including for greater certainty, any mandatory prepayment required upon a sale of assets) or scheduled payment of principal, interest, premium or other amount in respect of any Indebtedness contemplated by such clause (v), provided that

(i)           no Default or Event of Default exists at the time such Restricted Payment is declared, paid or made or agreed to be paid or made or would arise as a result of such Restricted Payment being declared, paid or made or agreed to be paid or made, as the case may be; and

(ii)           with respect to any such Restricted Payment which constitutes a voluntary prepayment of any principal, interest, premium or other amount in respect of the Indebtedness contemplated in clause (v) of such definition, including, without limitation, Indebtedness of a Loan Party under the Existing Note Indentures and the Existing Senior Notes and any payment to redeem or repurchase the 2004 Notes at or below par, prior to and upon giving effect to any such Restricted Payment being declared, paid or made, Availability shall not be less than 20% of the total Revolving Commitments as at such date.

(e)           any Loan Party may pay or make any Restricted Payment comprising a payment made on account or in respect of any Indebtedness being refinanced pursuant to any Refinancing contemplated in Section 6.01(d).

SECTION 6.07. Transactions with Affiliates.  No Loan Party will, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any Related Party, except (a) in the ordinary course of business at prices and on terms and conditions not less favourable to the Loan Party than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Loan Parties not involving any other Affiliate, and (c) any Restricted Payment permitted by Section 6.06.  The foregoing restrictions shall not apply to: (i) the payment of reasonable and customary fees to directors of the Loan Party, (ii) any other transaction with any employee, officer or director of a Loan Party pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to the Loan Party and entered into in the ordinary course of business, or (iii) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of the Loan Party on behalf of or for the account of the Loan Party.

SECTION 6.08. Sales and Leaseback Transactions.  No Loan Party will enter into any Sale and Leaseback Transaction except, provided no Default or Event of Default exists at the time such Sale and Leaseback Transaction is entered into or would arise as a result of such Sale and Leaseback Transaction being entered into, any Sale and Leaseback Transactions entered into (a) between Loan Parties involving Property which is not and does not include Collateral, or (b) by a Loan Party where: (i) the Property which is the subject matter of the Sale and Leaseback Transaction is not and does not include Collateral; (ii) any Liens arising under or in connection with the lease by the Loan Party of the applicable Property constitutes a Permitted Lien; and (iii) where such Sale and Leaseback Transaction involves real property used in the operations of the Loan Parties, access and usage agreements satisfactory to the Administrative Agent, acting reasonably, have been delivered; and (c) provided further that after giving effect to any Sale and Leaseback Transaction permitted pursuant to paragraphs (a) and (b) hereof, the aggregate amount of all Indebtedness outstanding at any time under all such Sale and Leaseback Transactions entered into by all Loan Parties shall not exceed $100,000,000.

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SECTION 6.09. Sale or Discount of Receivables.  No Loan Party will discount or sell (with or without recourse) any of its Accounts, provided that if no Default or Event of Default exists at the time that such discounting or sale is completed or would arise as a result of such discounting or sale, a Loan Party may discount or sell, on a non-recourse basis to such Loan Party (a) Accounts which are transferred to an insurer pursuant to the applicable insurance policy, acceptable to the Administrative Agent, upon payment by the insurer to the applicable Loan Party of all amounts owing thereunder, (b) Accounts which are transferred pursuant to a Permitted A/R Put, (c) Accounts which are (i) not Eligible Accounts, and (ii) Eligible Accounts by virtue of compliance with paragraph (n)(ii) of the definition of Eligible Accounts and which arise in respect of sales of pulp delivered to a location in China, provided that (A) the aggregate amount of all such Accounts so discounted or sold pursuant to paragraphs (c)(i) and (ii) above shall not exceed $25,000,000 in any calendar month, (B) no such Account shall be so discounted or sold pursuant to paragraphs (c)(i) and (ii) above at any time during which Availability is less than 25% of the total Revolving Commitments as at such date, unless approved in writing by the Administrative Agent in its sole discretion, and (C) the purchase price or discount amount in respect of any such Account so discounted or sold pursuant to paragraphs (c)(i) and (ii) shall be paid in full in cash to the applicable Loan Party within 30 days of completion of such discount or sale, and (d) subject to approval in writing by the Administrative Agent in its sole discretion, Eligible Accounts which the Borrower Representative has requested be designated as in-eligible and removed from the Borrowing Base where such Account Debtors are not Domestic Obligors,  provided that the aggregate value under such accounts removed from the Borrowing Base shall not exceed $5,000,000 in any calendar month.

SECTION 6.10. Unconditional Purchase Obligations.  No Loan Party will enter into or be a party to, any Material Contract for the purchase of materials, supplies or other property or services, if such contract requires that payment be made by it regardless of whether or not delivery of such materials, supplies or other property or services is ever made, provided that this Section 6.10 shall not restrict the ability of any Loan Party to enter into any such contract in the ordinary course of its business to the extent that the materials, supplies or other property or services which are the subject matter of such contract are reasonably expected to be used by the applicable Loan Party in the ordinary course of its business.

SECTION 6.11. No Amendments to Material Contracts.  No Loan Party will amend, modify or terminate (or waive any provision of or provide any consent under), any Material Contract in a manner which could reasonably be expected to have a Material Adverse Effect.

SECTION 6.12. Sale of Shares and Assets.  No Loan Party shall, nor shall any Loan Party permit any other Loan Party to, Dispose of any of its Property (including, without limitation, any Accounts or any Equity Securities) other than the sale of Inventory in the ordinary course of business and other than, provided no Default or Event of Default exists at the time of such Disposition or would arise as a result of such Disposition being effected;

(a)           Dispositions of used, worn out, obsolete or surplus Property by any Loan Party in the ordinary course of business and the abandonment or other Disposition of Intellectual Property Rights which, in the reasonable judgment of the applicable Loan Party, are no longer economically practicable to maintain or required in the conduct of the business of the Loan Parties taken as a whole;

(b)           the Disposition of Excluded Assets other than Excluded Equity Interests in any Loan Party and Excluded Interests;

(c)           the Disposition of Elk Falls and PRD Assets;

(d)           the Disposition of Powell River Energy;

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(e)           mergers, amalgamations, consolidations, liquidations, wind-ups and dissolutions permitted by Section 6.03;

(f)           Dispositions of Property pursuant to Sale and Leaseback Transactions permitted by Section 6.08;

(g)           Dispositions of any Accounts or letter of credit rights pursuant to any sale transaction permitted by Section 6.09;

(h)           leases, subleases or licenses of any Property of any Loan Party in the ordinary course of business which do not, individually or in the aggregate, interfere in any material respect with the conduct of business of any Loan Party;

(i)           Dispositions of assets comprising Collateral (other than cash or Cash Equivalents) between or among Loan Parties, provided that the Administrative Agent retains a first priority perfected Lien on all such Collateral subject to Permitted Liens;

(j)           Dispositions of Equity Securities of any Loan Party made between or among Loan Parties;

(k)           Dispositions of any Property (other than Equity Securities of any Loan Party) not comprising Collateral made between or among Loan Parties;

(l)           assignments and licenses of Intellectual Property Rights of any Loan Party in the ordinary course of business which do not, individually or in the aggregate, interfere in any material respect with the ordinary conduct of business by the Loan Parties;

(m)           Dispositions of Notes First Lien Collateral permitted by or made in accordance with the Noteholder Secured Debt Documents; and

(n)           any other Disposition of Property, other than Property which is Collateral, having a fair market value for all such Dispositions, in the aggregate for all of the Loan Parties, of not greater than the amount which is equal to 15% of Consolidated Tangible Assets valued immediately prior to any such Disposition, during the period from the Effective Date to the Maturity Date.

If a Disposition is effected pursuant to a transaction permitted under this Section 6.12, and no Default or Event of Default exists or would result therefrom, the relevant Loan Party that owns the Collateral that is the subject of such Disposition shall be released from the Liens constituted by the Loan Documents and the Administrative Agent shall (and the Lenders hereby authorize the Administrative Agent to do so), at the cost of the Borrowers, execute and deliver to the applicable Loan Party all such releases and discharges (in registrable form where necessary), of all Liens held by the Administrative Agent in respect of the applicable Collateral to the extent necessary to permit such Disposition to be completed free and clear of such Liens.

SECTION 6.13. Change of Corporate Name or Location; Change of Fiscal Year.  No Loan Party shall and no Loan Party shall permit any other Loan Party to (a) change its name, (b) change its chief executive office, registered office pursuant to its Organizational Documents, principal place of business, mailing address, corporate offices, the location of its records, including books and records, concerning the Collateral or warehouses or locations at which Collateral is held, stored or located, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its jurisdiction of organization or (e) change its jurisdiction of formation, amalgamation or organization without, in each case above except for subsection (c) (which shall require the prior written consent of the Administrative Agent and the Required Lenders), at least 30 days’ prior written notice to the Administrative Agent and after taking any such action as the Administrative Agent may reasonably require be taken in order to ensure the continued perfection (in order to protect the priority) of any Liens in favour of the Administrative Agent, in any Collateral, and provided that any such new location shall be in Canada or the United States.  Without limiting the foregoing, no Loan Party shall change its name, identity or corporate structure in any manner that might make any financing, financing change, or continuation statement or other applicable perfection filing made in respect of any Lien granted in favour of the Administrative Agent under the Loan Documents materially misleading within the meaning of the PPSA, UCC or any other Applicable Law except upon 30 days’ prior written notice to the Administrative Agent and after the written acknowledgement of the Administrative Agent that any reasonable action requested by the Administrative Agent in connection therewith, including to continue the perfection of any Liens in favour of the Administrative Agent in any Collateral, has been completed or taken.  No Loan Party shall change its Fiscal Year.

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SECTION 6.14. Bank Accounts.  Each Loan Party shall not, and shall cause each of the other Loan Parties not to, (i) except for the Noteholder Proceeds Collateral Account, own or maintain a bank account, a Securities Account or a Futures Account, or (ii) enter into a blocked account agreement, lock box agreement, control agreement or similar arrangement in respect of any bank account, Securities Account or Futures Account, in each case, without the prior written consent of the Administrative Agent.

SECTION 6.15. Accounts.  Each Loan Party shall not, and shall cause each of the other Loan Party not to, (i) compromise, adjust or extend the time for payment of any Accounts or (other than as provided in Section 6.9) grant any discounts or grant any allowances or credits thereon in each case other than in the normal course of business, (ii) fail to fulfill and perform any warranty obligations to its customers which could impact the recoverability of any Account, or (iii) (x) redate any invoice or (y) make sales or provide services on extended dating (in the case of this subsection (y) only, beyond that customary in its respective businesses).

SECTION 6.16. Statutory Compliance.  No Loan Party shall, and no Loan Party shall permit any of its Subsidiaries to (i) become a Person whose property or interests in property are blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit or Support Terrorism (66 Fed. Reg. 49079(2001)), (ii) engage in any dealings or transactions prohibited by Section 2 of such executive order, or be otherwise associated with any such Person in any  manner violative of Section 2 of such executive order, or (iii) otherwise become a Person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order.

ARTICLE VII

Events of Default.

If any of the following events (“Events of Default”) shall occur:

(a)           the Borrowers shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)           the Borrowers shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three Business Days;

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(c)           any representation or warranty made or deemed made by or on behalf of any Loan Party under any Loan Document which is incorrect in any material respect when made or deemed to be made (but without duplication to any materiality threshold already expressly provided for in any given representation or warranty);

(d)           any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.01(k)(ii) (notices of Defaults or Events of Default), Section 5.02 (with respect to a Loan Party’s existence), Section 5.03, Section 5.07, Section 5.09, Section 5.11, Section 5.12, Section 5.13, Section 5.15(a) through (c), Section 5.15(d)(iii) and Section 5.15(e), or in Article VI;

(e)           any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.01(f) and such failure shall continue unremedied for a period of 10 days after the earlier of any Loan Party becoming aware of such failure or notice thereof from the Administrative Agent to the Company (which notice will be given at the request of any Lender);

(f)           any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clauses (a), (b), (d) or (e) above) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earlier of any Loan Party becoming aware of such failure or notice thereof from the Administrative Agent to the Company (which notice will be given at the request of any Lender);

(g)           any Loan Party shall fail to make any payment whether of principal or interest, and regardless of amount, in respect of any Material Indebtedness, when and as the same shall become due and payable, and such failure continues after any applicable grace period specified in the agreement or instrument relating to such Material Indebtedness;

(h)           any event or condition (other than any failure to pay contemplated in clause (g) above) occurs and continues after any applicable grace period specified in the agreement or instrument relating to any Material Indebtedness, if such event or condition results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (h) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness as permitted pursuant to this Agreement and so long as the proceeds of such sale or transfer are sufficient to, and are applied immediately upon such Indebtedness becoming due to, reduce such secured Indebtedness to nil;

(i)           any Loan Party or any of its Subsidiaries, other than Powell River Energy:

(i)           becomes insolvent, or does not or becomes unable to pay its debts or meet its liabilities as the same generally become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)           commits an act of bankruptcy under Insolvency Laws, makes an assignment of its property for the general benefit of its creditors under Insolvency Laws or the Bankruptcy Code or makes a proposal (or files a notice of its intention to do so) under Insolvency Laws or the Bankruptcy Code;

(iii)           institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including Insolvency Laws, the Bankruptcy Code and any applicable corporations legislation) or at common law or in equity (other than, for greater certainty, any winding up of any Subsidiary into a Loan Party permitted pursuant to this Agreement, outside of any bankruptcy, insolvency or similar proceeding), or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

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(iv)           applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or a substantial part of its property; or

(v)           threatens in writing to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in clauses (i) or (j) of this Article VII or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defence thereof,

(j)           any petition is filed, application made or other proceeding instituted against or in respect of any Loan Party or any of its Subsidiaries, other than Powell River Energy:

(i)           seeking to adjudicate it an insolvent;

(ii)           seeking a receiving order against it under Insolvency Laws;

(iii)           seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or of a substantial part of its assets any other relief under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including Insolvency Laws or the United States Bankruptcy Code and any applicable corporations legislation) or at common law or in equity (other than, for greater certainty, any winding up of any Subsidiary into a Loan Party permitted pursuant to this Agreement, outside of any bankruptcy, insolvency or similar proceeding); or

(iv)           seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or a substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Loan Party thereunder in the interim, such grace period will cease to apply, and provided further that if the Loan Party files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

(k)           any other event occurs which, under the Applicable Law of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either clauses (i) or (j) of this Article VII;

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(l)           one or more judgments for the payment of money in a cumulative amount in excess of $25,000,000 (or its then equivalent in any other currency) ( not fully covered by insurance as to which the relevant insurance company has not denied coverage) in the aggregate is rendered against any Loan Party or any combination thereof and the Loan Party has not (i) provided for its discharge or satisfaction or vacated such judgment in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(m)           any property of any Loan Party having a fair market value in excess of $25,000,000 (or its then equivalent in any other currency) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distrain), or any Lien thereon securing Indebtedness in excess of $25,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of the Borrower, any other Loan Party or the property of any of them, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right continues in effect and is not released, satisfied, vacated, stayed, or discharged within 45 days or such longer period during which entitlement to the use of such property continues with the Loan Party (as the case may be), and the Loan Party (as the case may be) is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of the Loan Party (as the case may be), or is sold, in the interim, such grace period will cease to apply;

(n)           one or more final judgments, not involving the payment of money and not otherwise specified in this clause (n), has been rendered against any Loan Party, the result of which would reasonably be expected to result in a Material Adverse Effect, unless the Loan Party (as the case may be) has (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(o)           this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Loan Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Loan Party, or any Loan Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by any Loan Party of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Loan Party to perform any of its material obligations hereunder or thereunder;

(p)           any Lien purported to be created by any Collateral Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Collateral Document) Lien in Collateral;

(q)           a Material Adverse Effect shall occur;

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(r)           a Change in Control shall occur;

(s)           the audited financial statements of the Company are qualified by the Borrower’s independent auditors with a “going concern” or like qualification or exception or contain a qualification or exception as to the scope of the audit, provided that the Company shall have a period of 90 days to cure or remedy such failure, subject to an extension for an additional 30 days (such cure period not to exceed 120 days in the aggregate) in the sole discretion of the Administrative Agent and the Required Lenders; and for greater certainty, if the audited consolidated financial statements of the Company for the next annual period are not qualified by the Borrower’s independent auditors with a “going concern” or like qualification or exception or contain a qualification or exception as to the scope of the audit, such failure shall deemed to be remedied; or

(t)           any failure by any Loan Party or any other Person party to the Blocked Account Agreements to perform, observe or comply with any term, covenant or agreement contained in the Blocked Account Agreements or contemplated in the Loan Documents with respect to the Blocked Account Agreements, which the Administrative Agent in its sole discretion deems to be materially adverse to the Administrative Agent and the Lenders; provided that the applicable Loan Party or Person shall have a period of 15 days to cure or remedy such failure if in the sole opinion of the Administrative Agent and the Required Lenders, such failure is capable of remedy;

then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times:  (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clauses (i) or (j) of this Article VII, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.  Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and at the request of the Required Lenders shall, exercise any rights and remedies provided to the Administrative Agent under the Loan Documents or at law or equity, including all remedies provided under the PPSA and the UCC.

ARTICLE VIII

The Administrative Agent.

Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Administrative Agent as its agent and collateral agent and authorizes the Administrative Agent to take such actions on its behalf, including execution of the other Loan Documents, and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Loan Parties or any Subsidiary of a Loan Party or other Affiliate thereof as if it were not the Administrative Agent hereunder.

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For the purposes of holding any security granted by the Borrower or any other Loan Party pursuant to the laws of the Province of Québec to secure payment of any bond issued by Borrower or any Loan Party, each Lender and each Derivatives Lender hereby irrevocably appoints and authorizes the Administrative Agent to act as the person holding the power of attorney (i.e. “fondé de pouvoir”) (in such capacity, the “Attorney”) of the Lenders and the Derivatives Lenders as contemplated under Article 2692 of the Civil Code of Québec, and to enter into, to take and to hold on its behalf, and for its benefit, any hypothec, and to exercise such powers and duties that are conferred upon the Attorney under any hypothec.  Moreover, without prejudice to such appointment and authorization to act as the person holding the power of attorney as aforesaid, each Lender and Derivatives Lender hereby irrevocably appoints and authorizes the Administrative Agent (in such capacity, the “Custodian”) to act as agent and custodian for and on behalf of the Lenders and the Derivatives Lenders to hold and be the sole registered holder of any bond which may be issued under any hypothec, the whole notwithstanding Section 32 of An Act respecting the special powers of legal persons (Québec) or any other Applicable Law, and to execute all related documents.  Each of the Attorney and the Custodian shall: (a) have the sole and exclusive right and authority to exercise, except as may be otherwise specifically restricted by the terms hereof, all rights and remedies given to the Attorney and the Custodian (as applicable) pursuant to any hypothec, bond, pledge, Applicable Laws or otherwise, (b) benefit from and be subject to all provisions hereof with respect to the Administrative Agent mutatis mutandis, including, without limitation, all such provisions with respect to the liability or responsibility to and indemnification by the Lenders and the Derivatives Lenders, and (c) be entitled to delegate from time to time any of its powers or duties under any hypothec, bond, or pledge on such terms and conditions as it may determine from time to time.  Any person who becomes a Lender or a Derivatives Lender shall, by its execution of an Assignment and Assumption, be deemed to have consented to and confirmed: (i) the Attorney as the person holding the power of attorney as aforesaid and to have ratified, as of the date it becomes a Lender or a Derivatives Lender, all actions taken by the Attorney in such capacity, and (ii) the Custodian as the agent and custodian as aforesaid and to have ratified, as of the date it becomes a Lender or a Derivatives Lender, all actions taken by the Custodian in such capacity.  The Substitution of the Administrative Agent pursuant to the provisions of this Article VIII shall also constitute the substitution of the Attorney and the Custodian.

The Administrative Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents.  Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Loan Party or any of its Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity.  The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or wilful misconduct.  The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower Representative or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral, or (vi) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

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The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon.  The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent.  The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties.  The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Subject to the appointment and acceptance of a successor Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Lenders, the Issuing Bank and the Borrower Representative.  Upon any such resignation, the Required Lenders shall have the right, in consultation with the Borrowers, to appoint a successor.  If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders and the Issuing Bank, appoint a successor Administrative Agent which shall be a commercial bank or an Affiliate of any such commercial bank.  Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder.  The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor.  After the Administrative Agent’s resignation hereunder, the provisions of this Article, Section 2.17(d) and Section 9.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.  Without limiting the generality of any other limitation with respect to the duties or responsibilities of the Administrative Agent contained in this Agreement or any Loan Document, (i) the Administrative Agent shall have no duty or responsibility to review, assess or inquire into the credit risk or mark to market risk associated with any Derivatives Transaction whether entered into with a Derivatives Lender or any other counterparty or any documentation or agreements entered into or in connection therewith; and (ii) each Derivatives Lender acknowledges and agrees that it shall be fully responsible for the form and substance of any documentation entered into with any Loan Party in respect of the Ancillary Credit Facilities, including, without limitation, to ensure that such Derivatives Lender has acquired the appropriate rights under such documentation to enable such Derivatives Lender to unwind or accelerate the Derivatives Transaction entered into with such Credit Party as may be necessary so that such Derivatives Lender may participate in any enforcement proceedings or sharing of proceeds in connection with the enforcement of the Collateral Documents.

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Each Lender hereby agrees that (a) it has requested a copy of each Report prepared by or on behalf of the Administrative Agent; (b) the Administrative Agent (i) makes no representation or warranty, express or implied, as to the completeness or accuracy of any Report or any of the information contained therein or any inaccuracy or omission contained in or relating to a Report and (ii) shall not be liable for any information contained in any Report; (c) the Reports are not comprehensive audits or examinations, and that any Person performing any field examination will inspect only specific information regarding the Loan Parties and will rely significantly upon the Loan Parties’ books and records, as well as on representations of the Loan Parties’ personnel and that the Administrative Agent undertakes no obligation to update, correct or supplement the Reports; (d) it will keep all Reports confidential and strictly for its internal use, not share the Report with any Loan Party or any other Person except as otherwise permitted pursuant to this Agreement; and (e) without limiting the generality of any other indemnification provision contained in this Agreement, it will pay and protect, and indemnify, defend, and hold the Administrative Agent and any such other Person preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including reasonable attorney fees) incurred by the Administrative Agent or such other Person as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

The joint bookrunners and co-lead arrangers shall not have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such.

The Administrative Agent shall (and is hereby irrevocably authorized and directed by each of the Lenders to) from time to time, at the request and cost of the Company and provided no Event of Default exists or would result therefrom, execute and deliver a subordination or priority agreement (in registrable form where necessary) subordinating and postponing the Liens in favour of the Administrative Agent in Collateral other than ABL First Lien Collateral to any Lien permitted under paragraph (l) or (r) of the definition of Permitted Liens, provided that the Collateral Trustee has agreed to execute and deliver a subordination or priority agreement on similar terms, all in form and substance satisfactory to the Administrative Agent.

ARTICLE IX

Miscellaneous.

SECTION 9.01.   Notices.

(a)           Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile, as follows:

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(i)         if to any Loan Party, to the Borrower Representative at:

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia V7B 1C3

Attention:         Vice President and Treasurer and Vice President and General Counsel
Facsimile No:         604-247-0551

(ii)        if to the Administrative Agent, the Issuing Bank or the Swingline Lender, to JPMorgan Chase Bank, N.A., Toronto Branch at:

c/o JPMorgan Chase Bank, N.A.
3 Park Plaza, Suite 900
Irvine, CA 92614

Attention:                    Annaliese Fisher, Vice President
Facsimile No:        (949) 471-9872

with a copy to:

JPMorgan Chase Bank, N.A., Toronto Branch
200 Bay Street, South Tower, Suite 1800
Toronto, Ontario M5J 2J2

Attention:                    Agostino Marchetti
Facsimile No:          (416) 981-2375

and to:

McMillan LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, Ontario M5J 2T3

Attention:          R.D. Jeffrey Rogers
Facsimile No:       (416) 865-7048

(iii)           if to any other Lender, to it at its address or facsimile number set forth in its Administrative Questionnaire.

All such notices and other communications (i) sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received or (ii) sent by facsimile shall be deemed to have been given when sent, provided that if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient.

(b)           Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II or to Compliance Certificates unless otherwise agreed by the Administrative Agent and the applicable Lender.  The Administrative Agent or the Borrower Representative (on behalf of the Loan Parties) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. All such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if not given during the normal business hours of the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (b)(i) of notification that such notice or communication is available and identifying the website address therefor.

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(c)           Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

SECTION 9.02.   Waivers; Amendments.

(a)           No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b)           Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders or (ii) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender (including any such Lender that is a Defaulting Lender), (ii) reduce or forgive the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce or forgive any interest or fees payable hereunder, without the written consent of each Lender (including any such Lender that is a Defaulting Lender) directly affected thereby, (iii) postpone any scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any date for the payment of any interest, fees or other Obligations payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender (including any such Lender that is a Defaulting Lender) directly affected thereby, (iv) change Section 2.18(b) or (d) in a manner that would alter the manner in which payments are shared, without the written consent of each Lender (including any such Lender that is a Defaulting Lender), (v) increase the advance rates set forth in the definition of Borrowing Base or add new categories of eligible assets, without the written consent of each Revolving Lender (other than any Defaulting Lender), (vi) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (including any such Lender that is a Defaulting Lender) directly affected thereby, (vii) release any Loan Guarantor from its obligation under its Loan Guarantee (except as otherwise permitted herein or in the other Loan Documents), without the written consent of each Lender (other than any Defaulting Lender), or (viii) except as provided in clauses (d) and (e) of this Section or in any Collateral Document, release all or substantially all of the Collateral, without the written consent of each Lender (other than any Defaulting Lender); provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Administrative Agent, the Issuing Bank or the Swingline Lender, as the case may be (it being understood that any change to Section 2.20 shall require the consent of the Administrative Agent, the Issuing Bank and the Swingline Lender).  The Administrative Agent may also amend the Commitment Schedule to reflect assignments entered into pursuant to Section 9.04.

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(c)           The Lenders hereby irrevocably authorize the Administrative Agent, at its option and in its sole discretion, to release any Liens granted to the Administrative Agent by the Loan Parties on any Collateral (i) upon the termination of the Commitments, payment and satisfaction in full in cash of all Secured Obligations (other than Unliquidated  Obligations), and the cash collateralization of all Unliquidated Obligations in a manner satisfactory to each affected Lender, (ii) constituting property being sold or disposed of if the Loan Party disposing of such property certifies to the Administrative Agent that the sale or disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry), and to the extent that the property being sold or disposed of constitutes 100% of the Equity Interest of a Subsidiary, the Administrative Agent is authorized to release any Loan Guarantee provided by such Subsidiary, (iii) constituting property leased to a Loan Party under a lease which has expired or been terminated in a transaction permitted under this Agreement, or (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article VII.  Except as provided in the preceding sentence, the Administrative Agent will not release any Liens on Collateral without the prior written authorization of the Required Lenders; provided that, the Administrative Agent may in its discretion, release its Liens on Collateral valued in the aggregate not in excess of $5,000,000 during any calendar year without the prior written authorization of the Required Lenders.  Any such release shall not in any manner discharge, affect or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral.

(d)           If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Borrowers may elect to replace a Non-Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the Borrowers and the Administrative Agent shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date and to comply with the requirements of clause (b) of Section 9.04, and (ii) the Borrowers shall pay to such Non-Consenting Lender in same day funds on the day of such replacement (1) all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrowers hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Sections 2.15 and 2.17, and (2) an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.16 had the Loans of such Non-Consenting Lender been prepaid on such date rather than sold to the replacement Lender.

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SECTION 9.03.   Expenses; Indemnity; Damage Waiver.

(a)           The Borrowers shall pay (i) all reasonable out of pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication and distribution (including, without limitation, via the internet or through a service such as Intralinks) of the credit facilities provided for herein, the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions of the Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Bank or any Lender, in connection with the enforcement, collection or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of pocket expenses incurred during  any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. Expenses being reimbursed by the Borrowers under this Section include, without limiting the generality of the foregoing, costs and expenses incurred in connection with:

(i)           appraisals and insurance reviews;

(ii)           field examinations and the preparation of Reports based on the fees charged by a third party retained by the Administrative Agent or the internally allocated fees for each Person employed by the Administrative Agent with respect to each field examination - which may include maintaining additional Reserves, modifying the advance rates or modifying the eligibility criteria for the components of the Borrowing Base - to the extent required by the Administrative Agent as a result of any such evaluation, appraisal or monitoring);

(iii)           background checks regarding senior management and/or key investors, as deemed necessary or appropriate in the sole discretion of the Administrative Agent;

(iv)           taxes, fees and other charges for (A) lien and title searches and title insurance and (B) recording the Collateral Documents, filing financing statements and continuations, and other actions to perfect, protect, and continue the Administrative Agent’s Liens;

(v)           sums paid or incurred to take any action required of any Loan Party under the Loan Documents that such Loan Party fails to pay or take; and

(vi)           forwarding loan proceeds, collecting cheques and other items of payment, and establishing and maintaining the accounts and lock boxes, and costs and expenses of preserving and protecting the Collateral.

All of the foregoing costs and expenses may be charged to the Borrowers as Revolving Loans or to another deposit account, all as described in Section 2.18(c).

(b)           The Loan Parties shall, jointly and severally, indemnify the Administrative Agent, the Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, penalties, incremental taxes, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or Letter of Credit or the use of the proceeds therefrom (including any refusal by the Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by any Borrower or any of their Subsidiaries, or any Environmental Liability related in any way to any Borrower or any of their Subsidiaries, (iv) the failure of the Borrowers to deliver to the Administrative Agent the required receipts or other required documentary evidence with respect to a payment made by the Borrowers for Taxes pursuant to Section 2.17, (v) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (vi) any other aspect of this Agreement and the other Loan Documents, or (vii) the enforcement of any Indemnitee’s rights hereunder and any related investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Transactions are consummated; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

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(c)           To the extent that any Loan Party fails to pay any amount required to be paid by it to the Administrative Agent, the Issuing Bank or the Swingline Lender under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent, the Issuing Bank or the Swingline Lender, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, penalty, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Issuing Bank or the Swingline Lender in its capacity as such.  To the extent that any Loan Party fails to pay any amount required to be paid under Section 9.03(b)), arising out of or in connection with any Derivatives Transactions, each Derivatives Lender severally agrees to pay to the Administrative Agent such Derivatives Lender’s applicable percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount based on such Derivatives Lender’s aggregate Allocated Amount to the Ancillary Credit Facility Amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, in its capacity as such.

(d)           To the extent permitted by Applicable Law, no Loan Party shall assert, and each hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Loan Document or any agreement or instrument contemplated thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(e)           All amounts due under this Section shall be payable not later than three Business Days after written demand therefor.

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SECTION 9.04.   Successors and Assigns.

(a)           The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (i) no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           (i)  Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A)
the Borrower Representative, provided that the Borrower Representative shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 5 Business Days after having received written notice thereof, and provided further that no consent of the Borrower Representative shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee;

(B)	the Administrative Agent (other than in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund); and

(C)	the Issuing Bank (other than in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund).

(ii)           Assignments shall be subject to the following additional conditions:

(A)
except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower Representative and the Administrative Agent otherwise consent, provided that no such consent of the Borrower Representative shall be required if an Event of Default has occurred and is continuing;

(B)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

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(C)
the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 payable by the assignee (provided that no such fee shall be payable in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund); and

(D)
the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more Credit Contacts to whom all syndicate-level information (which may contain material non-public information about the Company, the other Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and Applicable Laws, including federal, provincial, territorial and state securities laws.

For the purposes of this Section 9.04(b), the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(iii)           Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv)           The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the Issuing Bank and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)           Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Sections 2.05, 2.06(d) or (e), 2.07(b), 2.18(d) or 9.03(c), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon.  No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

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(c)           Any Lender may, without the consent of the Borrowers, the Administrative Agent, the Issuing Bank or the Swingline Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (C) the Borrowers, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant.  The Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.17(f) (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (A) agrees to be subject to the provisions of Section 2.18 and Section 2.19 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Section 2.15 or 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18(d) as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d)           Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

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SECTION 9.05.   Survival.  All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments  delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated.  The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 9.06.   Counterparts; Integration; Effectiveness.  This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07.   Severability.  Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08.   Right of Set-off.  If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrowers or any Loan Guarantor against any of and all the Secured Obligations held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured.  The applicable Lender shall notify the Borrower Representative and the Administrative Agent of such set-off or application, provided that any failure to give or any delay in giving such notice shall not affect the validity of any such set-off or application under this Section.  The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of set-off) which such Lender may have.

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SECTION 9.09.   Governing Law; Jurisdiction; Consent to Service of Process.

(a)           The Loan Documents (other than those containing a contrary express choice of law provision) shall be governed by and construed in accordance with the laws of the Province of British Columbia, including the laws of Canada applicable therein.

(b)           Each Loan Party hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any court sitting in British Columbia in any action or proceeding arising out of or relating to any Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in British Columbia.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(c)           Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01.  Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10.   WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11.   Headings.  Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12.   Confidentiality.  Each of the Administrative Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by Applicable Law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Loan Parties and their obligations, (g) with the consent of the Borrower Representative, or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, the Issuing Bank or any Lender on a non-confidential basis from a source other than the Borrowers.  For the purposes of this Section, “Information” means all information received from the Borrowers relating to the Borrowers or their business, other than any such information that is available to the Administrative Agent, the Issuing Bank or any Lender on a non-confidential basis prior to disclosure by the Borrowers; provided that, in the case of information received from the Borrowers after the date hereof, such information is clearly identified at the time of delivery as confidential.  Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

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EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN SECTION 9.12 FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE COMPANY, AND ITS AFFILIATES AND  THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL, PROVINCIAL, TERRITORIAL AND STATE SECURITIES LAWS.

ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWERS OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE COMPANY, THE LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES.  ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWERS AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL, PROVINCIAL, TERRITORIAL AND STATE SECURITIES LAWS.

SECTION 9.13.  Several Obligations; Nonreliance; Violation of Law.  The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Each Lender hereby represents that it is not relying on or looking to any margin stock for the repayment of the Borrowings provided for herein.  Anything contained in this Agreement to the contrary notwithstanding, neither the Issuing Bank nor any Lender shall be obligated to extend credit to the Borrowers in violation of any Applicable Law.

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SECTION 9.14.   USA PATRIOT Act.  Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) hereby notifies the Borrowers that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrowers, which information includes the names and addresses of the Borrowers and other information that will allow such Lender to identify the Borrowers in accordance with the Patriot Act.

SECTION 9.15. Anti-Money Laundering Legislation.

(a)           The Loan Parties acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Credit Parties may be required to obtain, verify and record information regarding the Loan Parties, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Loan Parties, and the transactions contemplated hereby.  The Loan Parties shall promptly provide all such information in their possession, including supporting documentation and other evidence, as may be reasonably requested by any Credit Parties, or any prospective assignee or participant of a Credit Party, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)           If the Administrative Agent has ascertained the identity of any Loan Party or any authorized signatories of any Loan Party for the purposes of applicable AML Legislation, then the Administrative Agent:

(i)           shall be deemed to have done so as an agent for each Credit Party, and this Agreement shall constitute a “written agreement” in such regard between the Administrative Agent and each other Credit Party within the meaning of the applicable AML Legislation; and

(ii)           shall provide to each Credit Party copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)           Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Credit Parties agrees that the Administrative Agent has no obligation to ascertain the identity of any Loan Party or any authorized signatories of any Loan Party on behalf of any Credit Party, or to confirm the completeness or accuracy of any information it obtains from any Loan Party or any such authorized signatory in doing so.

SECTION 9.16.   Disclosure. Each Loan Party and each Lender hereby acknowledges and agrees that the Administrative Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with any of the Loan Parties and their respective Affiliates.

SECTION 9.17.   Appointment for Perfection.  Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent and the Lenders, in assets which, in accordance with the PPSA, Article 9 of the UCC or any other Applicable Law can be perfected only by possession.  Should any Lender (other than the Administrative Agent) obtain possession of any such Collateral, such Lender shall notify the Administrative Agent thereof and, promptly upon the Administrative Agent’s request therefor, shall deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions.

SECTION 9.18.   Judgment Currency Conversion.

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

(a)           The obligations of the Loan Parties hereunder and under the other Loan Documents to make payments in US Dollars or in Canadian Dollars, as the case may be (the “Obligation Currency”), shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or a Lender of the full amount of the Obligation Currency expressed to be payable to the Administrative Agent or Lender under this Agreement or the other Loan Documents.  If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (such other currency being hereinafter referred to as the “Judgment Currency”) an amount due in the Obligation Currency, the conversion shall be made, at the Administrative Agent’s quoted rate of exchange prevailing, in each case, as of the date immediately preceding the day on which the judgment is given (such Business Day being hereinafter referred to as the “Judgment Currency Conversion Date”).

(b)           If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, the Loan Parties each covenant and agree to pay, or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.  Any amount due from a Loan Party under this Section 9.18(b)) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(c)           For purposes of determining the prevailing rate of exchange, such amounts shall include any premium and costs payable in connection with the purchase of the Obligation Currency.

SECTION 9.19. Amendment and Restatement.

(a)           It is the intention of each of the parties hereto that the Existing Credit Agreement and the Existing Guarantees be amended and restated so as to preserve the perfection and priority of all security interests securing indebtedness and obligations under the Existing Credit Agreement and the Existing Guarantees and that all Indebtedness and Obligations and Guaranteed Obligations of the Loan Parties hereunder and thereunder shall be secured by the Collateral Documents and that this Agreement does not constitute a novation of the obligations and liabilities existing under the Existing Credit Agreement and the Existing Guarantees.  The parties hereto further acknowledge and agree that this Agreement constitutes an amendment and restatement of the Existing Credit Agreement and the Existing Guarantees made under and in accordance with the terms of the Existing Credit Agreement and each of the Existing Guarantees.  Each Loan Party, in the respective capacities of such Loan Party under the Existing Credit Agreement and the Existing Guarantees and each of the other “Loan Documents” (as such term is defined in the Existing Credit Agreement) including without limitation the documents listed in Schedule 9.18, as of the Effective Date, herein referred to collectively as the “Original Credit Documents”, to which such Loan Party is party (including the respective capacities of accommodation party, assignor, grantor, guarantor, indemnitor, mortgagor, obligor and pledgor, as applicable, and each other similar capacity, if any, in which such Loan Party granted Liens on all or any part of its properties and assets, or otherwise acted as an accommodation party, guarantor, indemnitor or surety with respect to all or any part of the Obligations under the Existing Credit Agreement and the Existing Guarantees) hereby (a) agrees that, except as otherwise expressly set forth herein, the terms and provisions hereof shall not affect in any way any payment, performance, observance or other obligations or liabilities of such Loan Party hereunder or under any of the Original Credit Documents, all of which obligations and liabilities are hereby ratified, confirmed and reaffirmed in all respects, and (b) to the extent such Loan Party has granted Liens on any of its properties or assets pursuant to any of the Original Credit Documents to secure the payment, performance and/or observance of all or any part of the Obligations under the Existing Credit Agreement, acknowledges, ratifies, confirms and reaffirms such grant of Liens, and acknowledges and agrees that all of such Liens are intended and shall be deemed and construed to secure to the fullest extent set forth therein all now existing and hereafter arising Obligations under and as further defined in this Credit Agreement, as hereafter amended, restated, amended and restated supplemented and otherwise modified and in effect from time to time.  In addition, unless specifically amended hereby, each of the Collateral Documents, the Loan Documents, the Exhibits and Schedules to the Existing Credit Agreement shall continue in full force and effect and, from and after the Effective Date, all references to the “Credit Agreement” contained therein shall be deemed to refer to this Agreement.

AMENDED AND RESTATED CREDIT AGREEMENT

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(b)           On the Effective Date, each Lender party to the Existing Credit Agreement and each Lender party hereto agrees to purchase and sell, as applicable, portions of the Loans outstanding under the Existing Credit Agreement in order that, on the Effective Date, each Lender shall hold its Applicable Percentage of such Loans in accordance with its Commitment.  The Administrative Agent shall notify each Lender of the distributions required to be made by it in accordance with this Agreement and each Lender shall make the appropriate disbursements to the Administrative Agent’s account specified in such notice.  Administrative Agent shall make the required distributions to each Lender in accordance with this provision.

(c)           To the extent that any Loan Party fails to pay any amount required to be paid by it to the Retiring Administrative Agent (as defined in the Agency Resignation and Appointment Agreement) pursuant to Section E.4 of the Agency Resignation and Appointment Agreement, each Lender severally agrees to pay to the Administrative Agent such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount.

SECTION 9.20. Snowflake Collateral.  Upon the Effective Date, the Administrative Agent shall enter into a consent and joinder to the Intercreditor Agreement in the form of EXHIBIT J hereto (the “Intercreditor Consent”) that, as of the Effective Date, effects the subordination of the Liens constituted by the Collateral Documents on the Snowflake Fixed Assets to the Liens in favour of the Collateral Trustee, with the effect that, as of the Effective Date, (i) the Liens on the Snowflake Fixed Assets securing the ABL Debt Obligations (as defined in the Intercreditor Agreement) under the Existing Credit Agreement shall be deemed to have been released in accordance with the ABL Debt Documents (as defined in the Intercreditor Agreement) for purposes of the Intercreditor Agreement, (ii) the Company shall have notified the Collateral Trustee of the foregoing, (iii) the Snowflake Fixed Assets shall be designated as, and be deemed to constitute, Notes First Lien Collateral and (iv) the Snowflake Redesignation Date (as defined in the Intercreditor Agreement) shall be deemed to have occurred as of the Effective Date.

ARTICLE X

Loan Guarantee.

SECTION 10.01.   Guarantee.  Each Loan Guarantor (other than those that have delivered a separate Guarantee) hereby agrees that it is jointly and severally liable for, and absolutely and unconditionally guarantees to the Lenders, the Administrative Agent and the Issuing Bank (collectively, the “Guaranteed Parties”) the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Secured Obligations and all costs and expenses, including, without limitation, all court costs and attorneys’ and paralegals’ fees (including allocated costs of in-house counsel and paralegals) and expenses paid or incurred by the Administrative Agent, the Issuing Bank and the Lenders in endeavouring to collect all or any part of the Secured Obligations from, or in prosecuting any action against, any Borrower, any Loan Guarantor or any other guarantor of all or any part of the Secured Obligations (such costs and expenses, together with the Secured Obligations, collectively the “Guaranteed Obligations”). Each Loan Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal. All terms of this Loan Guarantee apply to and may be enforced by or on behalf of any domestic or foreign branch or Affiliate of any Lender that extended any portion of the Guaranteed Obligations.

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

SECTION 10.02.   Guarantee of Payment.  This Loan Guarantee is a guarantee of payment and not of collection. Each Loan Guarantor waives any right to require the Administrative Agent, the Issuing Bank or any Lender to sue any Borrower, any Loan Guarantor, any other guarantor, or any other Person obligated for all or any part of the Guaranteed Obligations (each, an “Obligated Party”), or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.  In addition, as an original and independent obligation under this Guarantee, each Loan Guarantor shall:

(a)           indemnify each Guaranteed Party and its successors, endorsees, transferees and assigns and keep the Guaranteed Parties indemnified against all costs, losses, expenses and liabilities of whatever kind resulting from the failure by the Loan Parties or any of them, to make due and punctual payment of any of the Secured Obligations or resulting from any of the Secured Obligations being or becoming void, voidable, unenforceable or ineffective against any Loan Party (including, but without limitation, all legal and other costs, charges and expenses incurred by each Guaranteed Party, or any of them, in connection with preserving or enforcing, or attempting to preserve or enforce, its rights under this Guarantee); and

(b)           pay on demand the amount of such costs, losses, expenses and liabilities whether or not any of the Guaranteed Parties has attempted to enforce any rights against any Loan Party or any other Person or otherwise.

SECTION 10.03.   No Discharge or Diminishment of Loan Guarantee.

(a)           Except as otherwise provided for herein, the obligations of each Loan Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full in cash of the Guaranteed Obligations), including:  (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of any Borrower or any other Obligated Party liable for any of the Guaranteed Obligations; (iii) any insolvency, bankruptcy, winding-up, liquidation reorganization or other similar proceeding affecting any Obligated Party or their assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, set-off or other rights which any Loan Guarantor may have at any time against any Obligated Party, the Administrative Agent, the Issuing Bank, any Lender or any other person, whether in connection herewith or in any unrelated transactions.

(b)           The obligations of each Loan Guarantor hereunder are not subject to any defence or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of Applicable Law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c)           Further, the obligations of any Loan Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of the Administrative Agent, the Issuing Bank or any Lender to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection or invalidity of any indirect or direct security for the obligations of any Borrower for all or any part of the Guaranteed Obligations or any obligations of any other Obligated Party liable for any of the Guaranteed Obligations; (iv) any action or failure to act by the Administrative Agent, the Issuing Bank or any Lender with respect to any collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Loan Guarantor or that would otherwise operate as a discharge of any Loan Guarantor as a matter of law or equity (other than the indefeasible payment in full in cash of the Guaranteed Obligations).

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

SECTION 10.04.   Defences Waived.  To the fullest extent permitted by Applicable Law, each Loan Guarantor hereby waives any defence based on or arising out of any defence of any Borrower or any Loan Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of any Borrower or any Loan Guarantor, other than the indefeasible payment in full in cash of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Loan Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party, or any other Person.  Each Loan Guarantor confirms that it is not a surety under any state law and shall not raise any such law as a defence to its obligations hereunder.  The Administrative Agent may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Loan Guarantor under this Loan Guarantee except to the extent the Guaranteed Obligations have been fully and indefeasibly paid in cash.  To the fullest extent permitted by Applicable Law, each Loan Guarantor waives any defence arising out of any such election even though that election may operate, pursuant to Applicable Law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Loan Guarantor against any Obligated Party or any security.

SECTION 10.05.   Rights of Subrogation.  No Loan Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification, that it has against any Obligated Party, or any collateral, until the Loan Parties and the Loan Guarantors have fully performed all their obligations to the Administrative Agent, the Issuing Bank and the Lenders.

SECTION 10.06.   Reinstatement; Stay of Acceleration.  If at any time any payment of any portion of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of any Borrower or otherwise, each Loan Guarantor’s obligations under this Loan Guarantee with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not the Administrative Agent, the Issuing Bank and the Lenders are in possession of this Loan Guarantee. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of any Borrower, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Loan Guarantors forthwith on demand by the Administrative Agent.

SECTION 10.07.   Information.  Each Loan Guarantor assumes all responsibility for being and keeping itself informed of the Borrowers’ financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Loan Guarantor assumes and incurs under this Loan Guarantee, and agrees that neither the Administrative Agent, the Issuing Bank nor any Lender shall have any duty to advise any Loan Guarantor of information known to it regarding those circumstances or risks.

AMENDED AND RESTATED CREDIT AGREEMENT

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SECTION 10.08.   Termination.  Each of the Lenders and the Issuing Bank may continue to make loans or extend credit to the Borrowers based on this Loan Guarantee until five days after it receives written notice of termination from any Loan Guarantor.  Notwithstanding receipt of any such notice, each Loan Guarantor will continue to be liable to the Lenders for any Guaranteed Obligations created, assumed or committed to prior to the fifth day after receipt of the notice, and all subsequent renewals, extensions, modifications and amendments with respect to, or substitutions for, all or any part of such Guaranteed Obligations.

SECTION 10.09.   Taxes.  Each payment of the Guaranteed Obligations will be made by each Loan Guarantor without withholding for any Taxes, unless such withholding is required by law.  If any Loan Guarantor determines, in its sole discretion exercised in good faith, that it is so required to withhold Taxes, then such Loan Guarantor may so withhold and shall timely pay the full amount of withheld Taxes to the relevant Governmental Authority in accordance with Applicable Law.  If such Taxes are Indemnified Taxes, then the amount payable by such Loan Guarantor shall be increased as necessary so that, net of such withholding (including such withholding applicable to additional amounts payable under this Section), the Administrative Agent, Lender or Issuing Bank (as the case may be) receives the amount it would have received had no such withholding been made.

SECTION 10.10.   Maximum Liability.  The provisions of this Loan Guarantee are severable, and in any action or proceeding involving any corporate law, or any provincial, territorial, state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Loan Guarantor under this Loan Guarantee would otherwise be held or determined to be void, voidable, avoidable, invalid or unenforceable on account of the amount of such Loan Guarantor’s liability under this Loan Guarantee, then, notwithstanding any other provision of this Loan Guarantee to the contrary, the amount of such liability shall, without any further action by the Loan Guarantors or the Administrative Agent, the Issuing Bank or any Lender, be automatically limited and reduced to the highest amount that is valid and enforceable as determined in such action or proceeding (such highest amount determined hereunder being the relevant Loan Guarantor’s “Maximum Liability”.  This Section with respect to the Maximum Liability of each Loan Guarantor is intended solely to preserve the rights of the Administrative Agent, the Issuing Bank and the Lenders to the maximum extent not subject to avoidance under Applicable Law, and no Loan Guarantor nor any other Person shall have any right or claim under this Section with respect to such Maximum Liability, except to the extent necessary so that the obligations of any Loan Guarantor hereunder shall not be rendered voidable under Applicable Law.  Each Loan Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Loan Guarantor without impairing this Loan Guarantee or affecting the rights and remedies of the Administrative Agent, the Issuing Bank or the Lenders hereunder, provided that, nothing in this sentence shall be construed to increase any Loan Guarantor’s obligations hereunder beyond its Maximum Liability.

SECTION 10.11.   Contribution.  In the event any Loan Guarantor (a “Paying Guarantor”) shall make any payment or payments under this Loan Guarantee or shall suffer any loss as a result of any realization upon any Collateral granted by it to secure its obligations under this Loan Guarantee, each other Loan Guarantor (each a “Non-Paying Guarantor”) shall contribute to such Paying Guarantor an amount equal to such Non-Paying Guarantor’s “Applicable Percentage” of such payment or payments made, or losses suffered, by such Paying Guarantor.  For purposes of this Article X, each Non-Paying Guarantor’s “Applicable Percentage” with respect to any such payment or loss by a Paying Guarantor shall be determined as of the date on which such payment or loss was made by reference to the ratio of (i) such Non-Paying Guarantor’s Maximum Liability as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder) or, if such Non-Paying Guarantor’s Maximum Liability has not been determined, the aggregate amount of all monies received by such Non-Paying Guarantor from the Borrowers after the date hereof (whether by loan, capital infusion or by other means) to (ii) the aggregate Maximum Liability of all Loan Guarantors hereunder (including such Paying Guarantor) as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder), or to the extent that a Maximum Liability has not been determined for any Loan Guarantor, the aggregate amount of all monies received by such Loan Guarantors from the Borrowers after the date hereof (whether by loan, capital infusion or by other means).  Nothing in this provision shall affect any Loan Guarantor’s several liability for the entire amount of the Guaranteed Obligations (up to such Loan Guarantor’s Maximum Liability).  Each of the Loan Guarantors covenants and agrees that its right to receive any contribution under this Loan Guarantee from a Non-Paying Guarantor shall be subordinate and junior in right of payment to the payment in full in cash of the Guaranteed Obligations.  This provision is for the benefit of all of the Administrative Agent, the Issuing Bank, the Lenders and the Loan Guarantors and may be enforced by any one, or more, or all of them in accordance with the terms hereof.

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

SECTION 10.12.   Liability Cumulative.  The liability of each Loan Party as a Loan Guarantor under this Article X is in addition to and shall be cumulative with all liabilities of each Loan Party to the Administrative Agent, the Issuing Bank and the Lenders under this Agreement and the other Loan Documents to which such Loan Party is a party or in respect of any obligations or liabilities of the other Loan Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

ARTICLE XI

The Borrower Representative.

SECTION 11.01.   Appointment; Nature of Relationship.  The Company is hereby appointed by each of the Borrowers as its contractual representative (herein referred to as the “Borrower Representative” hereunder and under each other Loan Document, and each of the Borrowers irrevocably authorizes the Borrower Representative to act as the contractual representative of such Borrower with the rights and duties expressly set forth herein and in the other Loan Documents.  The Borrower Representative agrees to act as such contractual representative upon the express conditions contained in this Article XI.  Additionally, the Borrowers hereby appoint the Borrower Representative as their agent to receive all of the proceeds of the Loans in the Funding Account(s), at which time the Borrower Representative shall promptly disburse such Loans to the appropriate Borrower(s), provided that, in the case of a Revolving Loan, such amount shall not exceed Availability.  The Administrative Agent and the Lenders, and their respective officers, directors, agents or employees, shall not be liable to the Borrower Representative or any Borrower for any action taken or omitted to be taken by the Borrower Representative or the Borrowers pursuant to this Section 11.01.

SECTION 11.02.   Powers.  The Borrower Representative shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Borrower Representative by the terms of each thereof, together with such powers as are reasonably incidental thereto.  The Borrower Representative shall have no implied duties to the Borrowers, or any obligation to the Lenders to take any action thereunder except any action specifically provided by the Loan Documents to be taken by the Borrower Representative.

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

SECTION 11.03.   Employment of Agents.   The Borrower Representative may execute any of its duties as the Borrower Representative hereunder and under any other Loan Document by or through authorized officers.

SECTION 11.04.   Notices.  Each Borrower shall immediately notify the Borrower Representative of the occurrence of any Default or Unmatured Default hereunder referring to this Agreement describing such Default or Unmatured Default and stating that such notice is a “notice of default”.   In the event that the Borrower Representative receives such a notice, the Borrower Representative shall give prompt notice thereof to the Administrative Agent and the Lenders.  Any notice provided to the Borrower Representative hereunder shall constitute notice to each Borrower on the date received by the Borrower Representative.

SECTION 11.05.   Successor Borrower Representative.   Upon the prior written consent of the Administrative Agent, the Borrower Representative may resign at any time, such resignation to be effective upon the appointment of a successor Borrower Representative.  The Administrative Agent shall give prompt written notice of such resignation to the Lenders.

SECTION 11.06.   Execution of Loan Documents; Borrowing Base Certificate.   The Borrowers hereby empower and authorize the Borrower Representative, on behalf of the Borrowers, to execute and deliver to the Administrative Agent and the Lenders the Loan Documents and all related agreements, certificates, documents, or instruments as shall be necessary or appropriate to effect the purposes of the Loan Documents, including, without limitation, the Borrowing Base Certificates and the Compliance Certificates.  Each Borrower agrees that any action taken by the Borrower Representative or the Borrowers in accordance with the terms of this Agreement or the other Loan Documents, and the exercise by the Borrower Representative of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Borrowers.

SECTION 11.07.   Reporting.  Each Borrower hereby agrees that such Borrower shall furnish promptly after each fiscal month to the Borrower Representative a copy of its Borrowing Base Certificate and any other certificate or report required hereunder or requested by the Borrower Representative on which the Borrower Representative shall rely to prepare the Borrowing Base Certificates and the Compliance Certificates required pursuant to the provisions of this Agreement.

AMENDED AND RESTATED CREDIT AGREEMENT

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CATALYST PAPER CORPORATION

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Vice President & Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PAPER, by its Managing Partner, CATALYST PAPER CORPORATION

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Vice President & Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PAPER HOLDINGS INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PAPER (SNOWFLAKE) INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PULP AND PAPER SALES INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PULP SALES INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PULP OPERATIONS LIMITED

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PAPER (USA) INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PAPER RECYCLING INC.

By:	(signed) “David Adderley”
Name: David Adderley
Title: Corporate Secretary & Legal Counsel

AMENDED AND RESTATED CREDIT AGREEMENT

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PACIFICA PAPERS SALES INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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PACIFICA PAPERS US INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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PACIFICA POPLARS INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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PACIFICA POPLARS LTD.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: President

AMENDED AND RESTATED CREDIT AGREEMENT

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0606890 B.C. LTD.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: President

AMENDED AND RESTATED CREDIT AGREEMENT

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CATALYST PAPER ENERGY HOLDINGS INC.

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: President

AMENDED AND RESTATED CREDIT AGREEMENT

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ELK FALLS PULP AND PAPER LIMITED

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: President

AMENDED AND RESTATED CREDIT AGREEMENT

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THE APACHE RAILWAY COMPANY

By:	(signed) “Peter Staiger”
Name: Peter Staiger
Title: Treasurer

AMENDED AND RESTATED CREDIT AGREEMENT

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JPMORGAN CHASE BANK, N.A., TORONTO BRANCH individually and as Administrative Agent, Issuing Bank and Swingline Lender

By:	(signed) “John P. Freeman”
Name: John P. Freeman
Title: Senior Vice President

AMENDED AND RESTATED CREDIT AGREEMENT

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AND by its applicable US Lending Office: JPMORGAN CHASE BANK, N.A.,

By:	(signed) “Annaliese Fisher”
Name: Annaliese Fisher
Title: Vice President

By:
Name:
Title:

AMENDED AND RESTATED CREDIT AGREEMENT

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CIBC ASSET-BASED LENDING INC.

By:	(signed) “Donald Rogers”
Name: Donald Rogers
Title: Authorized Signatory

By:	(signed) “Lisa Daley”
Name: Lisa Daley
Title: Authorized Signatory

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

PNC BANK CANADA BRANCH

By:	(signed) “Geoffrey Hiscock”
Name: Geoffrey Hiscock
Title: Vice President

By:	(signed) “Mike Danby”
Name: Mike Danby
Title: Assistant Vice President

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

AND by its applicable US Lending Office: PNC BANK, NATIONAL ASSOCIATION

By:	(signed) “Kevin D. Rich”
Name: Kevin D. Rich
Title: Officer

By:	(signed) “Michael Etienne”
Name: Michael Etienne
Title: Vice President

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

COMMITMENT SCHEDULE

Lender	Revolving Commitment	Total Commitment
JPMorgan Chase Bank, N.A., Toronto Branch	$75,000,000	$75,000,000
CIBC Asset-Based Lending Inc.	$75,000,000	$75,000,000
PNC Bank Canada Branch	$25,000,000	$25,000,000
Total	$175,000,000	$175,000,000

AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTION COPY

SCHEDULE 1.01 - PERMITTED LIENS

1.           Miscellaneous repairers liens, the value of which does not, in the aggregate, exceed $200,000.

2.           One or more security interests created by one or more of the Credit Parties in favour of Dow Chemical Canada Inc. and Astenjohnson, Inc., respectively, in respect of certain Inventory supplied to one or more of the Credit Parties, provided that the aggregate amount secured by all such security interests shall not at any time exceed $3,000,000.

3.           Liens arising as a result of the following leases of Property by Catalyst Paper (Snowflake) Inc. which is Collateral:

(a)
Lease dated April 22, 2009 between Catalyst Paper (Snowflake) Inc. and Agri-West LLC in respect of the Biomass Plantation (Sections 7, 8, 17 and 18, Township 13 North, Range 19 East, Gila and Salt River Baseline and Meridan (GSRBM); Sections 7, 8, 9, 17, 18, 19, 20, 29, 30, and 31, Township 14 North, Range 19 East, Gila and Salt River Baseline and Meridian (GSRBM); and Sections 9, 10, 11, 12, 13, 14 and 15, Township 14 North, Range 18 East, Gila and Salt River Baseline and Meridian (GSRBM));

(b)
Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and the Terrance Reidhead Family Trust in respect of Section 29 (644.06 acres), PID 202-02-005 C1 and 33 (320 acres), PID 202-05-005 B2 T13N R21E (320 acres), PID 202-05-005 D (Total: 1284.06 acres);

(c)
Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Frank and Geraldine Despain DBA Dry Lake Cattle Ranch in respect of Section 3 SW1/4, E1/2, Section 15N1/4, 24 S1/4, SE1/4, 25S, Section >14 SW Corner, T14N, R18E, Section 6 N1/2, 29 NW1/4, Section 30 E1/2, T14N R19E, Section 31 W1/4 (Total: 2,438.35 acres);

(d)	Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Jack and Phyllis Carlisle in respect of Section 30, T13N, R20E (Total: 631.34 acres);

(e)
Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and David and Sandra Decker DBA Decker Ranches in respect of Section 8 West half T13N, R19E and Section 31 and Section 34 T14N, R19E (Total: 1426.42 acres) (This agreement was subsequently assigned to Jack and Phyllis Carlisle pursuant to a letter agreement dated March 16, 2006);

(f)	Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation Fred and Elise Peterson in respect of Section 24, T13N, R20E PID ###-##-#### (Total:580 acres);

(g)
Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Rocking Chair Ranch in respect of Section 5 (80 acres), Section 8 (640 acres), Section 17 (640 acres), Section 20 W ½ (320 acres), all in T14R19E (Total: 1680 acres);

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 1.01-1

EXECUTION COPY

(h)
Lease dated October 15, 1998 between Abitibi Consolidated Sales Corporation and Stone Container Corporation in respect of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona; and

(i)
Ground Lease Agreement dated September 14, 2005 between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power LLC, as amended, and Memorandum of Ground Lease and Notice of Easement Rights, recorded September 8, 2006, as amended, both in respect of: (1) a portion of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; (2) a portion of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and (3) an easement for ingress and egress and for utilities and until July 31, 2008 for construction. Interest of Snowflake Mountain Power LLC transferred to Snowflake Power LLC in November 2010.

4.
One or more security interests created by one or more of the Credit Parties in favour of Buckman Laboratories of Canada, Ltd. in respect of certain Inventory supplied to one or more of the Credit Parties, provided that the aggregate amount secured by all such security interests shall not at any time exceed $30,000.

5.
Leases of real property entered into by a Credit Party as landlord which are disclosed in Schedule 3.28 and any other such leases of any real property which constitutes an Excluded Asset (as defined in the Intercreditor Agreement).

6.
The following charges against certain real property, all of which is beneficially owned by CPC or CPC together with Catalyst Pulp Operations Limited, as tenants in common, more particularly described below (all of which constitutes Notes First Lien Collateral), the existence of which and in the case of any option to purchase, the exercise of which, CPC has determined acting reasonably, does not and would not adversely affect in any material respect the ability of CPC or Catalyst Pulp Operations Limited to carry on its business as presently conducted:

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 1.01-2

EXECUTION COPY

Charge	Real Property Subject to Charge
Right of First Refusal made between Fletcher Challenge Canada Limited (a predecessor of CPC) (the “Grantor”) and TimberWest Forest II Limited (the “Grantee”) and registered in the land title office on March 11, 1997 under No. EL30325 (the “TW RFR”)

Pursuant to the TW RFR, the Grantee has the right, at its option, to purchase the TW RFR Lands within 30 days of receiving notice of an offer made on said lands that the Grantor is desirous of accepting and on the same terms as set out in such offer.  The right of first refusal granted herein shall not apply if the TW RFR Lands are sold or transferred to an affiliate of the Grantor, or if they are sold or transferred in a bona fide sale of all or substantially all of the lands on which the Grantor’s Crofton Pulp Mill is located, provided that any such transferee agrees to be bound by the TW RFR as if it had been the original party to the TW RFR.

PID: 009-862-021, District Lot 8 Chemainus District

PID: 005-852-293, Lot 1 District Lot 7 Chemainus District Plan 6538

PID: 009-034-595, District Lot 7 Chemainus District Except Part in Plan 6538

(collectively, the “TW RFR Lands”)

Right of First Refusal and Option to Purchase in favour of Island Timberlands GP Ltd. made between Pacifica Papers Inc. (a predecessor of CPC) (the “Grantor”) and Island Timberlands GP Ltd. (as a result of a transfer from Weyerhaeuser Company Limited) (the “Grantee”) and registered in the land title office on October 16, 1998 under No. EM100462 (as extended by EN5108) and No. EM100463 (as extended by EN5109), respectively (the “IT RFR & Option”)

The IT RFR & Option provides the Grantee with an:
(a) exclusive first right, at its option, to purchase the RFR & Option Lands within 10 calendar days of receiving notice of an offer made on such lands that the Grantor is willing to accept and on the same terms as set out in such offer; and

(b) an option to purchase the RFR & Option Lands for the price of $1.00. This option may be exercised only if the Grantor ceases to use such lands for railway purposes at any time on or before the date which is eighty years after the date on which title to the RFR & Option Lands was conveyed to the Grantor from the Grantee
PID: 024-379-603, Lot A, District Lot 1 and part of the bed of Public Harbour of Alberni, Alberni District, Plan VIP68454 (the “RFR & Option Lands”)

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 1.01-3

EXECUTION COPY

SCHEDULE 2.25 - EXISTING LETTERS OF CREDIT

1.	Canadian

L/C Number	Bank	Beneficiary	Amount		Expiry Date
SBGT742932	CIBC	CIBC Mellon Trust Company	CAD $	17,118,000.00	April 2, 2012
SBGT742931	CIBC	BC Hydro	CAD $	150,000.00	February 28, 2012
SBGT742938	CIBC	BC Hydro	CAD $	39,269.70	September 5, 2011
SBGT748089	CIBC	BC Hydro	CAD $	1,188,502.00	February 2, 2012
SBGT742940	CIBC	BC Hydro	CAD $	135,082.40	October 31, 2011
SBGT743916	CIBC	BC Hydro	CAD $	269,009.68	January 20, 2012
SBGT742939	CIBC	Her Majesty The Queen in right of the province of BC, as represented by the Ministry responsible for Land Act	CAD $	100,000.00	October 29, 2011
SBGT748852	CIBC	Royal Bank of Canada	CAD $	2,000,000	November 30, 2011

2.	U.S.

L/C Number	Bank	Beneficiary	Amount		Expiry Date
CTCS-662653	JPMorgan	Liberty Mutual Insurance Company	USD $	290,000.00	May 1, 2012
CTCS-662658	JPMorgan	COALSALES	USD $	1,500,000.00	April 9, 2012
CTCS-662656	JPMorgan	Arizona Department of Environmental Quality	USD $	2,236,050.00	April 23, 2012
CTCS-785445	JPMorgan	JPMorgan Chase Bank	USD $	150,000.00	August 13, 2013
SBGT747901	CIBC	Macquarie Bank Limited	USD $	1,000,000.00	January 19, 2012
SBGT746339	CIBC	Shell Energy North America (Canada) Inc.	USD $	1,000,000.00	December 30, 2011
SBGT748836	CIBC	The Toronto-Dominion Bank	USD $	1,100,000	February 28, 2012

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 2.25-1

EXECUTION COPY

SCHEDULE 2.26 - EXISTING DERIVATIVES EXPOSURE

Derivatives Lender	Allocated Amount
Canadian Imperial Bank of Commerce	CAD $	6,000,000.00

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 2.26-1

EXECUTION COPY

SCHEDULE 3.03 - APPROVALS

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.03-1

EXECUTION COPY

SCHEDULE 3.05 - LITIGATION

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.05-1

EXECUTION COPY

SCHEDULE 3.07 - OWNERSHIP OF LOAN PARTIES

Loan Party		Holders of Equity Securities
Catalyst Paper	• •	Catalyst Paper Corporation (332,533 Class A units and 14,700 Class B units) Catalyst Pulp Operations Limited (154,229 Class A units and 5,770 Class B units)
Catalyst Paper Holdings Inc.	•	Catalyst Paper Corporation (2940 Shares Common stock)
Catalyst Paper (Snowflake) Inc.	•	Catalyst Paper Holdings Inc. (240 Shares Common stock)
Catalyst Paper Recycling Inc.	•	Catalyst Paper Holdings Inc. (100 Shares Common stock)
Catalyst Pulp Operations Limited	• • •	Catalyst Paper Corporation (124,189,254 Common shares) Catalyst Paper Energy Holdings Limited (120.000 Class A Preferred shares) Catalyst Pulp and Paper Sales Inc. (50,000 Class A Preferred shares)
Catalyst Pulp and Paper Sales Inc.	•	Catalyst Paper Corporation (1,000 Common shares)
Catalyst Pulp Sales Inc.	•	Catalyst Pulp Operations Limited (1 Common share)
Catalyst Paper (USA) Inc.	•	Catalyst Paper Holdings Inc. (1,000 Common shares)
The Apache Railway Company	•	Catalyst Paper (Snowflake) Inc. (6,000 Shares Common stock)
Elk Falls Pulp and Paper Limited	•	Catalyst Paper Corporation (1 Common share)
Pacifica Papers Sales Inc.	•	Pacifica Papers US Inc. (100 Common shares)
Pacifica Papers US Inc.	•	Catalyst Paper Holdings Inc. (100 Common shares)
Pacifica Poplars Inc.	•	Pacifica Papers US Inc. (850 Common shares)
Pacifica Poplars Ltd.	•	Catalyst Paper Corporation (90,001 Common shares)
0606890 B.C. Ltd.	•	Catalyst Paper Corporation (1 Common share)
Catalyst Paper Energy Holdings Inc.	•	Catalyst Paper Corporation (101 Common shares)

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.07-1

EXECUTION COPY

SCHEDULE 3.09 - TITLE TO REAL PROPERTY

1.
Elk Falls Pulp and Paper Limited holds registered and legal title to the following real property constituting Notes First Lien Collateral as nominee and trustee either for CPC or for Catalyst Pulp Operations Limited and CPC together, as tenants in common:

000-849-731	District Lot 120 (DD 215778I) Sayward District Except Part in Plans 14946 and VIP57724
000-849-821	That part of District Lot 67 Sayward District shown outlined in red on Plan 1374 RW
000-848-905	Lot A District Lot 68 Sayward District Plan 20538
000-849-561	That part of District Lot 151 Sayward District shown outlined in red on Plan 1433R
000-849-502	That Part of District Lot 163 Sayward District shown outlined in red on Plan 1431R
001-233-475	Block B of Lot 1504 Sayward District
001-233-467	Block C of Lot 1504 Sayward District
001-233-459	Block D of Lot 1504, Sayward District
000-848-913	Lot 1 District Lot 68 Sayward District Plan 16712
000-849-855	That part of District Lot 52 Sayward District shown outlined in red on Plan 659 RW
000-849-847	That part of District Lot 67 Sayward District shown outlined in red on Plan 659 RW
000-849-910	District Lot 26 Sayward District except part in Plans 34604 and 42540
000-848-921	Lot 1 District Lot 109 Sayward District Plan 16956
000-849-430	District Lot 164 Sayward District shown outlined in red on Plan 1431R
001-233-432	District Lot 109 Sayward District except Parcel A (DD 285472-I) and those parts in Plans 1373-R, 16956, 19371, 50636 and VIP54479, VIP64521 and EPP7297
001-233-441	Lot 1599 Sayward District except that part in Plan VIP 64521
000-846-287	District Lot 2 Sayward District except those parts in Plans 19371, 42540, 50636, VIP64521, VIP64522 and VIP76652

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.09-1

EXECUTION COPY

2.
CPC holds registered and legal title to the following real property constituting Notes First Lien Collateral as nominee and trustee for itself and Catalyst Pulp Operations Limited, as tenants in common:

Parcel Identifier	Legal Description
024-662-666	Lot 1 of Sections 4, 5 & 6 Range 10 Chemainus District Plan VIP69811
024-662-674
Lot 2 of Sections 2, 3 & 4 Ranges 10 & 11 Chemainus District and of Sections 5 & 6 Range 10 Chemainus District and of District Lots 141 and 475 Cowichan District Plan VIP69811 except that part in Plan VIP76654

024-663-018	Lot 3 of Sections 2, 3, & 4 Ranges 10 & 11 and District Lot 107 Chemainus District and of District Lots 141 and 475 Cowichan District Plan VIP69811
024-663-034	Lot 4 of Sections 4 and 5 Range 10 Chemanin District Plan VIP69811
024-663-115	Lot 5 Section 2 Ranges 10 and 11 Chemainus District Plan VIP69811
005-586-429	Lot 4 Section 17 Range 5 Quamichan District Plan 8636
005-586-437	Lot 5 Section 17 Range 5 Quamichan District Plan 8636
005-586-445	Lot 6 Section 17 Range 5 Quamichan District Plan 8636
009-956-069	Section 3 Range 9 Chemainus District except parts in Plans 920 RW and 921 RW
007-388-209	Lot 15 Section 3 Range 10 Chemainus District Plan 1471 except part in Plan 11574
006-244-637	Lot 2 Section 4 Range 10 Chemainus District Plan 3198 except that part in Plan VIP76653
007-388-004	Lot 1 Section 3 Range 10 Chemainus District Plan 1471 except parts in Plans 11613, 13731 and 16471
004-979-087	Lot 1 Sections 3 and 4 Ranges 9 and 10 Chemainus District Plan 12168
009-024-174	That part of Parcel B (DD 99604I) of Section 5 Range 10 Chemainus District outlined in red on Plan 925 RW
004-798-619	Lot 1 Section 1 Range 7 Chemainus District Plan 12696
005-338-859	That part of Lot 1 Section 17 Range 4 Quamichan District Plan 9537 shown in red on Plan 903 RW
005-419-239	That part of Lot 1 Section 2 Range 7 Chemainus District Plan 8697 in Plan 920 RW
003-982-840	Lot 1 Section 3 Range 10 Chemainus District Plan 16471
007-663-544
That part of District Lot 12 Cowichan Lake District being that portion of Fern Road dedicated by Plan 1231 and closed by Order-In-Council No. 1754 dated 16th day of July, 1956 as shown outlined in red on Plan 458 BL

005-145-473	Lot 1 District Lot 12 Cowichan Lake District Plan 11206

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.09-2

EXECUTION COPY

007-655-517	Block 3 District Lot 12 Cowichan Lake District Plan 1231 except part in Plan 31221
006-912-451	Lot 1 Block 2 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
009-573-488	That part of Section 5 Renfrew District (situate in Cowichan Lake District) as shown outlined in red on Plan 457 BL
006-912-494	Lot 1 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
006-912-524	Lot 3 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
006-912-516	Lot 2 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
006-912-567	Lot 4 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750
008-768-820	District Lot 101 Cowichan Lake District

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.09-3

EXECUTION COPY

SCHEDULE 3.11 - CANADIAN PENSION PLANS

1.
Catalyst Paper Corporation Retirement Plan for Salaried Employees.  As of December 31, 2010 this plan had a going concern deficit of $23,251,000 and a solvency deficiency of $73,406,000 and a solvency ratio of 0.76.

2.	Catalyst Paper Corporation Retirement Plan “A”. As of December 31, 2010 this plan had a going concern deficit of $515,000 and a solvency deficiency of $3,238,000 and a solvency ratio of 0.74.

3.	Catalyst Paper Corporation Retirement Plan “C”. As of December 31, 2010 this plan had a going concern surplus of $219,000 and a solvency surplus of $179,000 and a solvency ratio of 1.00.

4.
Catalyst Paper Corporation Supplementary Retirement Plan for Former Pacifica Papers Inc. Employees. This Plan is unfunded.  As of December 31, 2010 the unfunded liability was actuarially calculated as $1,817,000.

5.
Catalyst Paper Corporation Supplemental Retirement Plan for Senior Executives.  This Plan is unfunded but secured by a letter of credit.  As of December 31, 2010 the unfunded liability was actuarially calculated as $14,206,000.

6.
Individual supplementary pensions payable to former executives who retired with entitlements under the supplemental plan of a predecessor company.  These obligations are unfunded.  As of December 31, 2010 these unfunded obligations were actuarially calculated as $564,000.

7.
Bridge benefits payable to hourly employees. This Plan is unfunded except for the benefits of a small closed group of retired members.  As of December 31, 2010 the unfunded liability was actuarially calculated as $48,091,000.

8.	Pulp and Paper Industry Pension Plan (participating employer).

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.11-1

EXECUTION COPY

SCHEDULE 3.12 - U.S. PENSION PLANS

Catalyst Paper (Snowflake) Inc. Plans

1.
Catalyst Paper (Snowflake) Inc. Savings Plan for IBEW Hourly Employees.  Catalyst assumed this 401(k) plan effective April 10, 2008(combined with Catalyst Paper (Snowflake) Inc. Retirement Plan for IBEW Hourly Employees effective January 31, 2011).

2.
Catalyst Paper (Snowflake) Inc. Pension Plan for Hourly Employees.  Plan was established effective April 10, 2008 to provide benefits for certain bargained employees equivalent to those provided by the Abitibi Consolidated U.S. Pension Plan for Certain Hourly Paid Employees prior to April 10, 2008.  No asset transfer from prior plan.  This is a flat benefit per year or partial year of service plan.

3.
PACE Industry-Union Management Pension Fund (participating employer).  This is a Taft-Hartley (multi-employer) plan.  Based on the last actuarial estimate, it is expected that Catalyst’s withdrawal liability would be approximately $4 million, but there is no current intention to withdraw.

4.
Catalyst Paper (Snowflake) Inc. Hourly Employees 401(k) Plan.  Catalyst assumed his plan effective April 10, 2008.  Catalyst amended this plan to provide for a flat contribution per hour worked for certain non-bargained employees who had participated in the Abitibi Consolidated U.S. Pension Plan for Certain Hourly Paid Employees prior to April 10, 2008, but who will not participate in the Catalyst Paper (Snowflake) Inc. Pension Plan for Hourly Employees.

Catalyst Paper (USA) Inc. Plans

5.
Catalyst Paper (USA) Inc. Pension Plan.  Catalyst is in the process of winding up this plan and expects to pay an unfunded liability of approximately US $5 million in 2011 to complete the wind up of this plan.

6.	Catalyst Paper (USA) Inc. 401(k) Plan. Catalyst Paper (Snowflake) Inc.’s salaried employees began participating in this plan effective April 10, 2008.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.12-1

EXECUTION COPY

SCHEDULE 3.14 - DEFAULTS

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.14-1

EXECUTION COPY

SCHEDULE 3.16 - SUBSIDIARIES

(i) and (ii)                      The Name and the Form of Legal Entity of each Loan Party:

Loan Party	Form of Legal Entity
Catalyst Paper Corporation	Corporation
Catalyst Paper	General Partnership
Catalyst Paper Holdings Inc.	Corporation
Catalyst Paper (Snowflake) Inc.	Corporation
Catalyst Paper Recycling Inc.	Corporation
Catalyst Pulp Operations Limited	Corporation
Catalyst Pulp and Paper Sales Inc.	Corporation
Catalyst Pulp Sales Inc.	Corporation
Catalyst Paper (USA) Inc.	Corporation
The Apache Railway Company	Corporation
Elk Falls Pulp and Paper Limited	Corporation
Pacifica Papers Sales Inc.	Corporation
Pacifica Papers US Inc.	Corporation
Pacifica Poplars Inc.	Corporation
Pacifica Poplars Ltd.	Corporation
0606890 B.C. Ltd.	Corporation
Catalyst Paper Energy Holdings Inc.	Corporation

(iii)	The Equity Securities of each Loan Party (other than Catalyst Paper Corporation) which are Issued and Outstanding:

1.           Catalyst Paper

Partner	Number and Class of Securities
Catalyst Paper Corporation	332,533 Class A units 14,700 Class B units
Catalyst Pulp Operations Limited	154,229 Class A units 5,770 Class B units

2.           Catalyst Paper Holdings Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	2,940 Shares Common stock

3.           Catalyst Paper (Snowflake) Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	240 Shares Common stock

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.16-1

EXECUTION COPY

4.           Catalyst Paper Recycling Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	100 Shares Common stock

5.           Catalyst Pulp Operations Limited

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	124,189,254 Common shares
Catalyst Paper Energy Holdings Limited	120,000 Class A Preferred shares
Catalyst Pulp and paper Sales Inc.	50,000 Class A Preferred shares

6.           Catalyst Pulp and Paper Sales Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1,000 Common shares
7.           Catalyst Pulp Sales Inc.

Shareholder	Number and Class of Securities
Catalyst Pulp Operations Limited	1 Common share

8.           Catalyst Paper (USA) Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	1,000 Common shares

9.           The Apache Railway Company

Shareholder	Number and Class of Securities
Catalyst Paper (Snowflake) Inc.	6,000 Shares Common stock

10.           Elk Falls Pulp and Paper Limited

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1 Common share

11.           Pacifica Papers Sales Inc.

Shareholder	Number and Class of Securities
Pacifica Papers US Inc.	100 Shares Common stock

12.           Pacifica Papers US Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Holdings Inc.	100 Shares Common stock

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.16-2

EXECUTION COPY

13.           Pacifica Poplars Inc.

Shareholder	Number and Class of Securities
Pacifica Papers US Inc.	850 Shares Common stock

14.           Pacifica Poplars Ltd.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	90,001 Common shares

15.           0606890 B.C. Ltd.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	1 Share Common stock

16.           Catalyst Paper Energy Holdings Inc.

Shareholder	Number and Class of Securities
Catalyst Paper Corporation	101 Common shares

(iv)           The Equity Securities Owned by each Loan Party:

1.           Catalyst Paper Corporation

Entity	Certificate Number	Number and Class Of Securities
Elk Falls Pulp and Paper Limited	3	1 Common share
Elk Falls Forest Industries Limited	4 5 6	1,000 Common shares 1,699,200 Common shares 4,500,000 Common shares
Catalyst Pulp Operations Limited	6 7 8 9	53,688,253 Common shares 46,026,332 Common shares 24,474,668 Common shares 1 Common share
Catalyst Pulp and Paper Sales Inc.	7	1,000 Common shares
3264904 Canada Limited	3	1 Common share
468327 B.C. Ltd.	2-C	2,000 Common shares
British Columbia Forest Products Limited	3	1 Common share
0606890 B.C. Ltd.	2	1 Common share
3744809 Canada Inc.	2	1 Common share
Crofton Pulp and Paper Limited	9	2 Common shares
Echelon Paper Corporation (B.C.)	2	1 Common share
Echelon Paper Corporation (Canada)	2	1 Common share
Export Sales Co. Ltd.	8	10 Common shares
NSC Holdings (Barbados) Limited	Unknown	100% of capital stock (details unknown)
NSC Holdings (Philippines) Inc.	Unknown	79,475 Common shares
Catalyst Paper Holdings Inc.	4 5 6 7 8 9	1,000 Shares Common stock 1,800 Shares Common stock 80 Shares Common stock 24 Shares Common stock 16 Shares Common stock 10 Shares Common stock
Pacifica Poplars Ltd.	8 Unknown	90,001 Common shares 100,000 Class A Preferred shares
Catalyst Paper	A-1 A-3 A-5 A-8 A-9 B-1 B-3 B-5	124,070 Class A units 118,224 Class A units 84,455 Class A units 3,582 Class A units 2,202 Class A units 8,317 Class B units 5,913 Class B units 470 Class B units
Powell River Energy Limited Partnership	Not applicable	49.95% interest (no units issued)
Catalyst Paper Finance Limited	3	10 Common shares
Catalyst Paper Services (Hungary) LLC	Not applicable	100% interest

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.16-3

EXECUTION COPY

2.           Catalyst Paper

Nil

3.           Catalyst Paper Holdings Inc.

Entity	Certificate Number	Number and Class Of Securities
Catalyst Paper (USA) Inc.	4	1,000 Shares Common stock
Pacifica Papers U.S. Inc.	7	100 Shares Common shares
Catalyst Paper (Snowflake) Inc.	1 2 4 5 6	100 Shares Common stock 80 Shares Common stock 24 Shares Common stock 16 Shares common stock 10 Shares common stock
Catalyst Paper Recycling Inc.	1	100 Shares Common stock

4.           Catalyst Paper (Snowflake) Inc.

Entity	Certificate Number	Number and Class Of Securities
The Apache Railway Company	88	6,000 Shares Common stock

5.           Catalyst Paper Recycling Inc.

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.16-4

EXECUTION COPY

6.           Catalyst Pulp Operations Limited

Entity	Certificate Number	Number and Class Of Securities
Catalyst Pulp Sales Inc.	3	1 Common share
Catalyst Paper	A2 A4 A6 A7	15,444 Class A units 111,697 Class A units 25,304 Class A units 1,784 Class A units
	B2 B4	1,683 Class B units 4,087 Class B units

7.           Catalyst Pulp and Paper Sales Inc.

Entity	Certificate Number	Number and Class Of Securities
Catalyst Pulp Operations Limited	A-2	50,000 Class A preferred shares

8.           Catalyst Pulp Sales Inc.

Nil

9.           Catalyst Paper (USA) Inc.

Entity	Certificate Number	Number and Class Of Securities
Norske Skog North America LLC	Not applicable	50% equity interest

10.           The Apache Railway Company

 Nil

11.           Pacifica Papers US Inc.

Entity	Certificate Number	Number and Class Of Securities
Pacifica Poplars Inc.	11	850 Common shares
Pacifica Papers Sales Inc.	8	100 Common shares

12.           Elk Falls Pulp and Paper Limited

 Nil

13.           Pacifica Papers Sales Inc.

 Nil

14.           Pacifica Poplars Inc.

 Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.16-5

EXECUTION COPY

15.           0606890 B.C. Ltd.

Entity	Certificate Number	Number and Class Of Securities
PRSC Land Developments Ltd. PRSC Limited Partnership	Unavailable N/A	30 Common shares 50,000 units
16.           Pacifica Poplars Ltd.

 Nil

17.           Catalyst Paper Energy Holdings Inc.

Entity	Certificate Number	Number and Class Of Securities
Powell River Energy Inc.	5	50,001 Common shares
Catalyst Pulp Operations Limited	A-3	120,000 Class A Preferred shares

(v)           The Jurisdiction of Organization of each Loan Party:

Loan Party	Jurisdiction of Organization
Catalyst Paper Corporation	Federal (Canada)
Catalyst Paper	British Columbia
Catalyst Paper Holdings Inc.	State of Delaware
Catalyst Paper (Snowflake) Inc.	State of Delaware
Catalyst Paper Recycling Inc.	State of Delaware
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	State of California
The Apache Railway Company	Arizona
Elk Falls Pulp and Paper Limited	British Columbia
Pacifica Papers Sales Inc.	State of Delaware
Pacifica Papers US Inc.	State of Delaware
Pacifica Poplars Inc.	State of Delaware
Pacifica Poplars Ltd.	British Columbia
0606890 B.C. Ltd.	British Columbia
Catalyst Paper Energy Holdings Inc.	Federal (Canada)

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.16-6

EXECUTION COPY

(vi)           The Names of all Subsidiaries of Catalyst Paper Corporation that are not Loan Parties:

Catalyst Paper Finance Limited
Catalyst Paper Services (Hungary) Limited Liability Company
Export Sales Company Limited
Crofton Pulp and Paper Limited
468327 B.C. Ltd.
British Columbia Forest Products Limited
NSC Holdings (Philippines) Inc.
NSC Holdings (Barbados) Limited
Powell River Energy Inc.
3264904 Canada Limited
3744809 Canada Inc.
Echelon Paper Corporation (a British Columbia company)
Echelon Paper Corporation (a CBCA corporation)
Elk Falls Forest Industries Limited
3795659 Canada Ltd.

(vii)                      Unrestricted Subsidiaries

The Subsidiaries identified in (vi) above

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.16-7

EXECUTION COPY

SCHEDULE 3.19 - MATERIAL CONTRACTS

1.	The 2004 Note Indenture and the 2004 Notes

2.	The 2010 Note Indentures and the 2010 Notes

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.19-1

EXECUTION COPY

SCHEDULE 3.20 - ENVIRONMENTAL MATTERS

Aggregate contingent liabilities of $7.9 million have been accrued.  This is comprised of $4.1 million relating to Port Alberni asset demolition, $3.4 million related to long term landfill rehabilitation and $400,000 of asbestos removal at the Powell River mill.

The scope/cost of remediation of any existing mill site should such site cease to be an operating mill is unknown but could result in a Material Adverse Effect depending upon the remediation required and the intended future use of the site.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.20-1

EXECUTION COPY

SCHEDULE 3.21 - EMPLOYEE MATTERS

All Collective Bargaining Agreements to which any of the Loan Parties or their respective employees are subject:

Labour Agreement 2008-2012 between Catalyst Paper Elk Falls Division and Communication, Energy and Paperworkers Union Local 630

Labour Agreement 2008-2012 between Catalyst Paper Elk Falls Division and the Communications, Energy and Paperworkers Union, Local 1123

Labour Agreement 2008-2012 between Catalyst Paper Powell River Division and Communication, Energy and Paperworkers Union Local 1

Labour Agreement 2008-2012 between Catalyst Paper Powell River Division and Communication, Energy and Paperworkers Union Local 76

Labour Agreement 2008-2012 between Catalyst Paper Crofton Division and Communication, Energy and Paperworkers Union Local1132

Labour Agreement 2008-2012 between Catalyst Paper Crofton Division and Pulp, Paper and Woodworkers of Canada Local 2

Labour Agreement dated February 14, 2008, between Catalyst Paper Port Alberni Division and Communication, Energy and Paperworkers Union of Canada Tyee Local 686 (Expires April 30, 2013)

Labour Agreement between Catalyst Paper Port Alberni Division and Communication, Energy and Paperworkers Union of Canada Local 592 (Expires April 30, 2013)

Labour Agreement May 1, 2006 to April 30, 2012 between Catalyst Paper Port Alberni Division and Canadian Office & Professional Employees Union Local No. 15

Labour Agreement July 27, 2006 to March 31, 2012 between Catalyst Pulp and Paper Sales Inc. and Transport, Construction and General Employees Association, Local 66, affiliated with Christian Labour Association of Canada

Labour Agreement between The Apache Railway Company and United Transportation Union (Expires December 31, 2011)

Labour Agreement between The Apache Railway Company and Arizona State District of Carpenters (Expires December 31, 2011)

Labour Agreement between Catalyst Paper (Snowflake) Inc. and United Steelworkers International Union Local 26888 (Expires February 28, 2014)

Labour Agreement between Catalyst Paper (Snowflake) Inc. and International Brotherhood of Electrical Workers Local 518 (Expires 2014)

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.21-1

EXECUTION COPY

All Employment Contracts providing for a Fixed Term of Employment or providing for Special Payments on Termination or Employment in excess of $500,000 to which any Credit Party is subject:

Employment Agreement dated June 16, 2010 between Catalyst Paper Corporation and Kevin J. Clarke

Employment Agreement dated June 22, 2010 between Catalyst Paper Corporation and Robert L. Stepusin

Employment Agreement effective January 7, 2008 between Catalyst Paper Corporation and Stephen Boniferro

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.21-2

EXECUTION COPY

SCHEDULE 3.23 - INTELLECTUAL PROPERTY RIGHTS

Part One:

Material Trade-marks:

Catalyst
Catalyst Paper
Catalyst and Folded Paper design
Fresh Thinking on Paper
Catalyst Cooled
The World Prints on Us
Marathon & Design
Electrabrite
Electracal
Electrastar
Electracote
Electrasoft
Electraprime
Electraplus
Folded Paper Design
Pacificote

Copyrights:

CATALYST design
Curved Sheets Design
Folded Paper Design

Patents:

Reusable Paper Roll cores

Part Two:

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.23-1

EXECUTION COPY

SCHEDULE 3.27 - BANK ACCOUNTS

Name / Address of Depository	Name in which Account Held	Account No.	Purpose of Account	Min. Balance Requirement ($)
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	0606890 B.C. Ltd.	108-617-2	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	107-882-3	General & Payroll	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	402-919-5	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	108-107-4	Payroll - Crofton	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	108-164-5	Payroll - Elk Falls	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	107-659-5	Payroll - Port Alberni	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	107-788-2	Payroll - Powell River	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	120-455-1	General - Paper Recycling Division	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	130-579-6	Disbursements-EFT	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	403-341-1	Disbursements-EFT	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	111-941-1	Disbursements-Positive Pay	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper	403-568-9	Disbursements-Positive Pay	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Corporation	000-004-2	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Corporation	400-641-7	General	0

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.27-1

EXECUTION COPY

Name / Address of Depository	Name in which Account Held	Account No.	Purpose of Account	Min. Balance Requirement ($)
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Corporation	108-308-8	Payroll	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Energy Holdings Inc.	100-166-8	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Finance Limited	106-228-0	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Finance Limited	401-948-5	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Holdings Inc.	100-332-6	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Paper Holdings Inc.	400-244-0	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp and Paper Sales Inc.	130-568-9	Receipts	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp and Paper Sales Inc.	402-480-8	Receipts	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp and Paper Sales Inc.	133-513-2	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp and Paper Sales Inc.	404-841-9	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp Operations Limited	104-909-7	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp Operations Limited	402-038-4	General	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp Sales Inc.	108-571-1	Fibre Supply Trade Receipts	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Catalyst Pulp Sales Inc.	402-922-9	Fibre Supply Trade Receipts	0
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Pacifica Poplars Ltd.	117-050-5	General	0

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.27-2

EXECUTION COPY

Name / Address of Depository	Name in which Account Held	Account No.	Purpose of Account	Min. Balance Requirement ($)
Royal Bank of Canada / 1025 West Georgia Street, Vancouver, BC V6E 3S5	Pacifica Poplars Inc.	404-106-7	General	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper Holdings Inc.	789503869	General	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper (Snowflake) Inc.	789503919	Disbursements	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper (Snowflake) Inc.	789503927	Payroll	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper (Snowflake) Inc.	789503885	General	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper Recycling Inc.	789503893	Disbursements	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper Recycling Inc.	789503935	General	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper (USA) Inc.	806001608	Receipts	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper (USA) Inc.	789503877	Disbursements	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Catalyst Paper (USA) Inc.	789503901	General	0
JPMorgan Chase Bank / Chase Tower, 10 South Dearborn, Chicago, Illinois, 60603	Pacifica Poplars Inc.	789503943	General	0
Wells Fargo / 999 Third Avenue, 11th Floor, Seattle, WA 98104	Apache Railway Company	4121846257	General	0
Wells Fargo / 999 Third Avenue, 11th Floor, Seattle, WA 98104	Catalyst Paper (Snowflake) Inc.	4121697213	General	0
Wells Fargo / 999 Third Avenue, 11th Floor, Seattle, WA 98104	Catalyst Paper (USA) Inc.	4518093844	Payroll	0
The Toronto-Dominion Bank / 700 West Georgia Street, Vancouver, BC V7Y 1B6	Catalyst Paper Corporation	524-222-5	General	0

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.27-3

EXECUTION COPY

Name / Address of Depository	Name in which Account Held	Account No.	Purpose of Account	Min. Balance Requirement ($)
Canadian Imperial Bank of Commerce / 400 Burrard Street, Vancouver, BC, V6C 3A6	Catalyst Paper	94-07111	General	0
Canadian Imperial Bank of Commerce / 400 Burrard Street, Vancouver, BC, V6C 3A6	Catalyst Paper	94-07219	Disbursements	0
Canadian Imperial Bank of Commerce / 400 Burrard Street, Vancouver, BC, V6C 3A6	Catalyst Paper	04-68614	General	0
Canadian Imperial Bank of Commerce / 400 Burrard Street, Vancouver, BC, V6C 3A6	Catalyst Paper	04-68819	Disbursements	0

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.27-4

EXECUTION COPY

SCHEDULE 3.28 - REAL PROPERTY AND LEASES

All Real property owned by each Loan Party:

1.           Catalyst Paper Corporation

Crofton

PID:	Legal Description:

005 932 092	Those parts of Lot 2 Section 5 Range 9 Chemainus District Plan 5803 shown outlined in red on Plan 925 RW

007 388 004	Lot 1 Section 3 Range 10 Chemainus District Plan 1471 except parts in Plans 11613, 13731 and 16471

009 024 212	That part of Parcel C (DD 36578I) of Section 2 Range 7 Chemainus District outlined in red on Plan 920 RW

005 419 239                      That part of Lot 1 Section 2 Range 7 Chemainus District Plan 8697 in Plan 920 RW

009 024 174	That part of Parcel B (DD 99604I) of Section 5 Range 10 Chemainus District outlined in red on Plan 925 RW

005 932 190	That part of Lot 2 Section 5 Range 9 Chemainus District Plan 5803 lying to the south east of the south easterly boundary of Plan 925 RW

009 024 336                      That part of Section 3 Range 8 Chemainus District outlined in red on Plan 920 RW

009 024 310                      That part of Section 4 Range 9 Chemainus District outlined in red on Plan 925 RW

009 024 379	That part of Parcel E (DD 141335I) of Section 4 Range 8 Chemainus District outlined in red on Plan 920 RW

009 024 417	That part of Parcel D (DD 65699I) of Section 4 Range 9 Chemainus District outlined in red on Plan 920 RW

009 044 132	That part of Parcel D (DD 118337I) of Section 4 and 5 Range 8 Chemainus District outlined in red on Plan 920 RW and lying wholly within Section 4

005 968 585
That portion of that part of Lot 3 Section 1 Range 7 Chemainus District Plan 5467 lying to the West of the Westerly boundary of Plan 645 RW shown outlined in red on Plan 911 RW and containing 1.27 acres more or less

003 982 840                      Lot 1 Section 3 Range 10 Chemainus District Plan 16471

004 798 619                      Lot 1 Section 1 Range 7 Chemainus District Plan 12696

004 979 087                      Lot 1 Sections 3 and 4 Ranges 9 and 10 Chemainus District Plan 12168

006 244 637                      Lot 2 Section 4 Range 10 Chemainus District Plan 3198

009 956 069                      Section 3 Range 9 Chemainus District except parts in Plans 920 RW and 921 RW

009 573 488	That part of Section 5 Renfrew District (situate in Cowichan Lake District) as shown outlined in red on Plan 457 BL

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-1

EXECUTION COPY

006 912 524                      Lot 3 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 516                      Lot 2 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

008 768 820                      District Lot 101 Cowichan Lake District

006 912 567                      Lot 4 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 494                      Lot 1 Block 3 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

006 912 451                      Lot 1 Block 2 Section 5 Renfrew District (situate in Cowichan Lake District) Plan 1750

007 655 517                      Block 3 District Lot 12 Cowichan Lake District Plan 1231 except part in Plan 31221

005 145 473                      Lot 1 District Lot 12 Cowichan Lake District Plan 11206

007 663 544
That part of District Lot 12 Cowichan Lake District being that portion of Fern Road dedicated by Plan 1231 and closed by Order-In-Council No. 1754 dated 16th day of July, 1956 as shown outlined in red on Plan 458 BL

018 195 326                      Lot 2 Section 20 Range 4 Quamichan District Plan VIP56262

005 338 859	That part of Lot 1 Section 17 Range 4 Quamichan District Plan 9537 shown in red on Plan 903 RW

009 662 481	That part of Parcel G (DD 36290I) of Sections 18 and 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW and containing 0.08 acres and 0.30 acres more or less

009 662 278	That part of Parcel P (DD 76080I) of Sections 17, 18 and 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW and lying entirely in Section 18

006 360 564	That part of Lot 10 Sections 17 and 18 Range 4 Quamichan District Plan 2785 shown in red on Plan 903 RW

006 738 567	That part of Lot 4 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 738 524	That part of Lot 3 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 738 354	That part of Lot 2 Block 1 Section 20 Range 4 Quamichan District Plan 1908 shown outlined in red on Plan 903 RW

006 360 742	That part of Lot 11 Section 17 Range 4 Quamichan District Plan 2785 shown in red on Plan 903 RW

006 157 971                      That part of Lot 1 Section 19 Range 4 Quamichan District Plan 3853 outlined red on Plan 903 RW

009 668 314	That part of Parcel D (DD 106367I) of Section 19 Range 4 Quamichan District shown outlined in red on Plan 903 RW

006 068 065	That part of Lot 1 Section 19 Range 4 Quamichan District Plan 4134 shown in red on Plan 903 RW

004 680 499                      Lot A Section 19 Range 4 Quamichan District Plan 12945

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-2

EXECUTION COPY

005 586 445            Lot 6 Section 17 Range 5 Quamichan District Plan 8636

005 586 437            Lot 5 Section 17 Range 5 Quamichan District Plan 8636

005 586 429            Lot 4 Section 17 Range 5 Quamichan District Plan 8636

006 442 382	That part of Lot 9 Section 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

008 162 794	That part of Lot 4 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

009 797 807	That part of Section 20 Range 7 Somenos District outlined in red on Plan 911 RW and containing 0.66 acres more or less

009 797 939	That part of Section 19 Range 7 Somenos District lying West of Parcel A (DD 43540I) outlined in red on Plan 911 RW and containing 0.67 acres more or less

009 744 495	That part of the East 70 acres of Section 17 Range 6 Somenos District shown outlined in red on Plan 911 RW

006 406 891	That part of Lot 2 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

006 405 754	That part of Lot 1 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

005 557 755            Lot 5 Section 1 Range 4 Somenos District Plan 9162

007 104 057	That part of Lot 1 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

008 162 760	That part of Lot 3 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

005 934 389	That part of Lot 3 Section 16 Range 6 Somenos District Plan 5814 shown outlined in red on Plan 911 RW

009 796 649	That part of Parcel A (DD 43540I) of Sections 19 and 20 Range 7 Somenos District lying within Section 19 included in Plan 911 RW

009 772 995	That part of Parcel A (DD 42185I) of Section 12 Range 5 Somenos District shown outlined in red on Plan 910 RW

009 773 398            That part of Section 13 Range 5 Somenos District outlined in red on Plan 910 RW

005 934 354	That part of Lot 2 Section 16 Range 6 Somenos District Plan 5814 shown outlined in red on Plan 911 RW

008 162 824	That part of Lot 5 Block 1 Section 1 Range 4 Somenos District Plan 972 shown outlined in red on Plan 903 RW

007 105 045	That part of Lot 4 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

009 773 185	That part of Section 12 Range 5 Somenos District lying to the south of Parcel A (DD 42185I) shown outlined in red on Plan 910 RW

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-3

EXECUTION COPY

009 774 483	Those parts of Parcel A (DD 89348I) of Sections 14 and 15 Range 5 Somenos District outlined in red on Plans 910 RW and 911 RW except part in Plan 15076

006 248 110	That part of Lot 3 Sections 15 and 16 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 827R included within Plan 911 RW

006 441 980	That part of Lot 8 Sections 9 and 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

006 246 541	That part of Lot 1 Sections 15 and 16 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 911 RW except that part in Plan 15076

009 744 517	That part of the west 50 acres of Section 18 Range 7 Somenos District shown outlined in red on Plan 911 RW

009 744 444	That part of Parcel B (DD 77714I) of Lot 82 Somenos District shown outlined in red on Plan 911 RW

009 744 509	That part of the West 50 acres of Section 17 Range 7 Somenos District shown outlined in red on plan deposited under DD 23410 included in Plan 911 RW

009 744 487	Those parts of Parcel A (DD 77714I) of Section 16 Range 6 Somenos District shown outlined in red on Plan 911 RW

006 582 311	That part of Lot B Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 568 556            That part of Lot 7 Section 2 Range 3 Somenos District Plan 2461 shown in red on Plan 902 RW

009 872 906	That part of the south 1/2 of Section 8 Range 4 Somenos District shown outlined in red on Plan 902 RW

006 441 505	That part of Lot 5 Sections 8 and 9 Somenos District Plan 2196 shown outlined in red on Plan 902 RW

006 563 643	That part of Lot 1 Section 4 Range 4 Somenos District Plan 2458 shown outlined in red on Plan 902 RW

006 609 007	That part of Lot D Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 246 851	That part of Lot 2 Section 15 Range 5 Somenos District Plan 3313 shown outlined in red on Plan 911 RW except that part in Plan 15076

006 442 641	That part of Lot 16 Section 11 Range 5 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

006 442 561	That part of Lot 10 Section 10 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

005 576 695            That part of Section 11 Range 4 Somenos District shown outlined in red on Plan 910 RW

009 759 492            That part of Section 4 Range 3 Somenos District shown outlined in red on Plan 902 RW

006 407 234	That part of Lot 4 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-4

EXECUTION COPY

009 774 939	That part of Parcel C (DD 174586I) of Section 14 Range 5 Somenos District outlined in red on Plan 910 RW

006 581 684	That part of Lot A Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

006 608 787	That part of Lot C Section 7 Range 4 Somenos District Plan 2457 shown outlined in red on Plan 902 RW

009 764 151            That part of Section 5 Range 4 Somenos District shown outlined in red on Plan 902 RW

005 576 571            That part of Lot 2 Section 1 Range 4 Somenos District Plan 8611 shown in red on Plan 903 RW

006 440 347	That part of Lot 3 Section 9 Range 4 Somenos District Plan 2196 shown outlined in red on Plan 910 RW

007 104 375	That part of Lot 2 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

006 406 939	That part of Lot 3 Section 2 Range 4 Somenos District Plan 2825 shown outlined in red on Plan 902 RW

007 104 936	That part of Lot 3 Block 1 Section 6 Range 4 Somenos District Plan 1599 shown outlined in red on Plan 902 RW

006 373 968	That part of Lot 2 Section 3 Ranges 3 and 4 Somenos District Plan 2794 shown in red on Plan 902 RW

006 383 025	That part of Lot 1 Section 3 Range 3 Somenos District Plan 2776 shown outlined in red on Plan 902 RW

005 576 539            Lot 1 Section 1 Range 4 Somenos District Plan 8611

003 733 998            Lot 1 Section 9 Range 4 Somenos District Plan 19355

007 388 209            Lot 15 Section 3 Range 10 Chemainus District Plan 1471 except part in Plan 11574

013 194 976	That part of Section 5 Ranges 8, 9 and 10 and Section 4 Range 8 Chemainus District shown outlined in red in DD 27614

013 194 470	That part of Sections 4 and 5 Range 8 Chemainus District shown outlined in red on plan attached to DD 24931

013 194 381	That part of Section 4 Range 8 Chemainus District shown outlined in red on plan attached to DD 23242

013 143 123	That part of Sections 5 and 6 Range 10 and that part of the foreshore of District Lot 172 Chemainus District shown coloured red on plan deposited under DD 14529I

009 922 431
That part of Section 1 Range 11 Chemainus District lying to the North of the Northerly boundary of Chaplin Street as said street is shown on Plan 739 and the production easterly of the said northerly boundary, except parts in Plans 4257 and 23431

009 925 431            District Lot 4 Chemainus District

009 921 168	That part of Section 2 Ranges 10 and 11 Chemainus District in Plan DD 8239I containing 31.7 acres more or less except part in Plan 856 BL

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-5

EXECUTION COPY

009 862 021                      District Lot 8 Chemainus District

005 852 293                      Lot 1 District Lot 7 Chemainus District Plan 6538

009 034 595                      District Lot 7 Chemainus District except part in Plan 6538

009 861 998                      District Lot 6 Chemainus District

004 627 938                      Lot 3 Chemainus District

009 926 887	District Lot 172 Chemainus District except that part included in the right of way of the Esquimalt and Nanaimo Railway Company

006 116 981	That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 shown outlined in red on Plan 815 R

000 167 886                      Lot A Section 4 Range 9 Chemainus District Plan 32612

004 169 948                      Lot 1 Section 4 Range 10 Chemainus District Plan 15020

000 573 736                      Lot 1 Section 4 Range 10 Chemainus District Plan 5180 except part in Plan 15020 and 41332

006 116 965
That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 lying to the north of  a boundary parallel to the northerly boundary of said lot and extending from a point on the easterly boundary of said lot distant 1.515 chs. from the north east corner of said lot

006 116 973
That part of Lot 1 Section 1 Range 10 Chemainus District Plan 4357 lying south of a boundary parallel to the northern boundary of said lot and extending from a point on the easterly boundary thereof distant 1.515 chs. from the north east corner of said lot, except that part thereof shown outlined in red on Plan 815R

006 066 551                      Lot 1 Section 1 Range 11 Chemainus District Plan 4257

009 921 958	That part of Section 6 Range 10 Chemainus District lying to the north of the right of way of the Esquimalt and Nanaimo Railway Company

009 920 803	Section 4 Range 9 Chemainus District except the west 30 chains and except parts in Plans 925 RW, 13072, 22398 and 32612

024 662 666                      Lot 1 of Sections 4, 5 & 6 Range 10 Chemainus District Plan VIP69811

024 662 674	Lot 2 of Sections 2, 3 & 4 Ranges 10 & 11 Chemainus District and of Sections 5 & 6 Range 10 Chemainus District and of District Lots 141 and 475 Cowichan District Plan VIP69811

024 663 018	Lot 3 of Sections 2, 3, & 4 Ranges 10 & 11 and District Lot 107 Chemainus District and of District Lots 141 and 145 Cowichan District Plan VIP69811

024 663 034                      Lot 4 of Sections 2, 3 & 4 Range 10 Plan VIP69811

024 663 115                      Lot 5 Section 2 Ranges 10 and 11 Chemainus District Plan VIP69811

027 857 786                      Lot A Section 7, 8 and 9 Range 8 Section 7 Range 9 Chemainus District Plan VIP86453

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-6

EXECUTION COPY

Powell River

015 890 317            District Lot 3091 Group 1 New Westminster District except Lot A2 (Reference Plan 490)

002 560 194	Block 46, except those portions included in Plans 8519, 10829, Reference Plan 3573 and Explanatory Plan 6151 and Plans 12506 and 14689 and BCP7701 District Lot 450 Plan 8096

010 264 469	Block 44 District Lot 450 Plan 8096

004 781 856	District Lot 7213 Group 1 New Westminster District

004 781 821	District Lot 7212 Group 1 New Westminster District

015 890 333	District Lot 3088 Group 1 New Westminster District

015 890 309	Lot A2 (Reference Plan 490) District Lot 3091 Group 1 New Westminster District

015 890 325	District Lot 3090 Group 1 New Westminster District

Lot E, Block 43 & 46, District Lot 450, New Westminster District, Plan LMP ### (Helipad)

002 554 682	Block 43, except those portions in Plans 12273 and 14778 Explanatory Plans 5457 and 7624 and Plans BCP7701, BCP23888 and BCP23889, District Lot 450 Group 1 New Westminster District Plan 8096

010 267 760	Block 57 District Lot 450 Group 1 New Westminster District Plan 8096

015 875 121	District Lot 3437 Group 1 New Westminster District

011 528 443	Lot 4 Block 2 District Lot 450 Plan 4533

010 267 727	Block 58 District Lot 450 Plan 8096

010 267 361	Block 55 except portions in Plans 13475, 14965, 16963 and BCP 23890, Group 1, New Westminster District, District Lot 450 Group 1, New Westminster District, Plan 8096

027 588 360	Lot A District Lot 450 and 1901A Group New Westminster District Plan BCP37022

010 237 283	Block 47 except part subdivided by Plan BCP23889, District Lot 1901A Group 1, New Westminster District Plan 8096

010 862 757	Lot 8, except part in Reference Plan 5142 and except part in Explanatory Plan 3085 Block 13 District Lot 450 Plan 6606

011 528 401	Lot 3 Block 2 District Lot 450 Plan 4533

025 961 357	Lot E Blocks 43 and 46 District Lot 450 New Westminster District Plan BCP7701

025 961 373	Lot F Blocks 43 and 46 District Lot 450 New Westminster District Plan BCP7701

026 686 562	Lot 2 District Lot 1901A Group 1 New Westminster District Plan BCP23889

026 686 571	Lot 3 District Lot 450 Group 1 New Westminster District Plan BCP23889

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-7

EXECUTION COPY

Port Alberni

004 172 981	Lot 1, District Lot 1, Alberni District, Plan 15070 except part in Plans 31593, 51178 and VIP67137

016 926 099	Lot A, District Lots 159 and 196 and Block 105, Alberni District, Plan VIP51573, except part in Plan VIP68610

008 569 258	That part of District Lot 61, Alberni District, outlined in red on Plan 462 RW

024 623 628	Lot A District Lot 1 Alberni District and Part of the Bed of the Public Harbour of Alberni Plan VIP69746

008 676 607	District Lot 308, Alberni District

008 418 004	District Lot 310, Alberni District, Containing 0.42 Acres more or less

008 569 070	District Lot 303, Alberni District

008 569 134	That part of District Lot 141, Alberni District, outlined in red on Plan 487 RW

004 548 906	That part of Lot 2, District Lots 61 and 141, Alberni District, Plan 15961 Lying to the East of Plan 487 RW

008 569 789	That Part of Parcel A (DD 3333N) of District Lot 81, Alberni District, shown outlined in red on Plan 890 RW

000 987 417            Lot C, District Lot 1, Alberni District, Plan 41766

008 371 342            That part of District Lot 1, Alberni District, shown outlined in red on Plan 1186R

008 569 185	That part of District Lot 105, Alberni District, outlined in red on Plan 471 RW except part in Plan 33608

008 569 924	That part of District Lot 105, Alberni District, outlined in red on Plan 890 RW, except part in Plan 33608

008 569 827	That part of District Lot 81, Alberni District, outlined in red on Plan 479 RW

008 569 886	That part of District Lot 61, Alberni District, outlined in red on Plan 889 RW

008 569 771	That part of District Lot 81, Alberni District, shown outlined in red on Plan 890 RW, except part in Parcel A (DD 3333N) and except part in Plan 2192

008 569 240	That part of District Lot 81, Alberni District, outlined in red on Plan 492 RW

008 569 142	That part of District Lot 127, Alberni District, outlined in red on Plan 472 RW

000 818 429	That part of Parcel C (DD 64557I) of District Lot 85, Alberni District, shown outlined in red on Plan 889 RW except that part in Plan VIP56579

008 569 851	That part of Parcel A (DD 3333N) of District Lot 81, Alberni District, outlined in red on Plan 478 RW

000 820 474	Those parts of Parcel C (DD 64557I) of District Lot 85, Alberni District, shown outlined in red on Plan 486 RW, except that part in Plan VIP56579

008 593 906	That part of Parcel C (DD 20890N) of District Lot 86, Alberni District, outlined in red on Plan 464 RW

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-8

EXECUTION COPY

008 593 922	That part of Parcel D (DD 526N) of District Lot 86, Alberni District, outlined in red on Plan 464 RW

025 030 396	Lot 5, District Lot 5, Alberni District Plan VIP72153 See Plan for Limited Access - Access by Water Only

008 569 720	That part of District Lot 127, Alberni District, shown outlined in red on Plan 890 RW

024 379 603	Lot A District Lot 1 and part of the Bed of the Public Harbour of Alberni, Alberni District, Plan VIP68454

008 608 326	That part of Parcel D (DD 526N) of District Lot 86, Alberni District, included in Plan 889 RW

008 608 300	That part of Parcel C (DD 20890N) of District Lot 86, Alberni District, included in Plan 889 RW

Elk Falls

000 849 731                      District Lot 120 (DD 215778I) Sayward District Except Part in Plans 14946 and VIP57724

000 849 821                      That part of District Lot 67 Sayward District shown outlined in red on Plan 1374 RW

000 848 905                      Lot A District Lot 68 Sayward District Plan 20538

000 849 561                      That part of District Lot 151 Sayward District shown outlined in red on Plan 1433R

000 849 502                      That Part of District Lot 163 Sayward District shown outlined in red on Plan 1431R

001 233 475                      Block B of Lot 1504 Sayward District

001 233 467                      Block C of Lot 1504 Sayward District

001 233 459                      Block D of Lot 1504, Sayward District

000 848 913                      Lot 1 District Lot 68 Sayward District Plan 16712

000 849 855                      That part of District Lot 52 Sayward District shown outlined in red on Plan 659 RW

000 849 847                      That part of District Lot 67 Sayward District shown outlined in red on Plan 659 RW

000 849 910                      District Lot 26 Sayward District except part in Plans 34604 and 42540

000 848 921                      Lot 1 District Lot 109 Sayward District Plan 16956

000 849 430                      District Lot 164 Sayward District shown outlined in red on Plan 1431R

001 233 432                      District Lot 109 Sayward District except Parcel A (DD 285472-I) and those parts in Plans

                      1373-R, 16956, 19371, 50636 and VIP54479, VIP64521 and EPP7297

001 233 441                      Lot 1599 Sayward District except that portion in Plan VIP64521

000 846 287	District Lot 2 Sayward District except those parts in Plans 19371, 42540, 50636, VIP64521 and VIP64522

Note: Elk Falls Pulp and Paper Limited holds legal title to the above Elk Falls properties.  Catalyst Paper Corporation and/or Catalyst Pulp Operations Limited holds beneficial title.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-9

EXECUTION COPY

2.           Catalyst Paper

Nil

3.           Catalyst Paper Holdings Inc.

Nil

4.           Catalyst Paper (Snowflake) Inc.

Parcel No. 1: Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 2: Section 7, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 3: Section 8, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil, gas and minerals as reserved in Deed recorded in Docket 639, page 597, records of Navajo County, Arizona

Parcel No. 4: Section 17, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 691, page 709, records of Navajo County, Arizona

Parcel No. 5: Tracts 4, 5, 11, 12, and 13, BAR J RANCHES, of Section 18, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, according to Book 6 of Land Surveys, page 78, records of Navajo County, Arizona, except all coal and other minerals as reserved in Patent from United States of America

Parcel No. 6: Section 30, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 639, page 545, records of Navajo County, Arizona, and except that portion of the Southeast quarter of said Section 30 lying South of Arizona Highway 277, as located on December 6, 1962 and conveyed in Docket 177, page 18, and except that portion conveyed in Docket 598, page 401, described as follows: commencing at a point on the East line of said Section 30, which point bears 0°24'52" West, 256.57 feet from the Southeast corner thereof; thence South 83°22'l5" West, 177.97 feet; thence South 83°59'30" West, 922.01 feet; thence South 82°46'30" West, 189.80 feet to the East line of said Southwest quarter of the Southeast quarter of Section 30, and the point of ending; thence continuing South 82°46'30" West, 816.41 feet to the South line of said Southwest quarter of the Southeast quarter of Section 30 and the point of ending; except the portion conveyed in Docket 376, page 293 described as follows: beginning at the point of intersection of the existing southerly boundary line of the 66.00 foot right-of-way of State Highway 277, with the Easterly line of said Section 30, which point bears North 0°24'52" West, 98.81 feet from the Southeast corner thereof; thence South 83°22'15" West along said Southerly right-of-way line 182.31 feet; thence South 83°59'30" West, continuing along the right-of-way line 992.22 feet; thence South 82°46'30" West, continuing along said right of way line, 184.89 feet to the Westerly boundary line of the Southeast quarter of the Southeast quarter of said Section 30; thence South 0°01'32" West, along said Westerly boundary line 42.34 feet; thence South 82°46'30" West, 816.41 feet to the south line of said Section 30; thence North 89°51'03" West, along said South section line 1,562.60 feet; thence North 88°24'30" East 225.18 feet; thence along the arc of a curve to the left having a radius of 5,654.58 feet a distance of 546.18 feet; thence North 82°46'30" East, 1,770.11 feet; thence North 83°59'30" East, 992.79 feet; thence North 83°22'15" East, 193.49 feet to the aforesaid East line of Section 30; thence South 0°24'52" East, along said East section line a distance of 108.65 feet to the true point of beginning

Parcel No. 7: Section 29, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 8: Section 1, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 9: Section 2, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-10

EXECUTION COPY

Parcel No. 10: Lots 1, 2 and the South half of the Northeast quarter and the Southeast quarter and the Southwest quarter of Section 3, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 11: The Southeast quarter and the Southeast quarter of the Southwest quarter of Section 4, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 12: The Northeast quarter and the East half of the Northwest quarter and the East half of the Northwest quarter of the Northwest quarter and the Southwest quarter of the Northwest quarter and the Southeast quarter and the East half of the Southwest quarter and the Northwest quarter of the Southwest quarter and the East half of the Southwest quarter of the Southwest quarter of Section 9, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 13: The North half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 14: The South half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 15: Section 11, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 16: Section 12, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 17: The Northeast quarter and the Northwest quarter and the Southeast quarter of Section 13, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 18: The North half of Section 14, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 19: The Northeast quarter and the North half of the Northwest quarter of Section 15, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-11

EXECUTION COPY

Parcel No. 20: The North half of the North half of Section 25, Township 14 North Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all mineral as reserved in Patent from United States of America

Parcel No. 21: The South half of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except: commencing the Northeast corner of the South half of said Section 25; thence South 160 rods; thence West 3 rods; thence North 147 rods; thence West 9 rods; thence North 13 rods; thence East 12 rods to the point of beginning

Parcel No. 22: The West half of the Southwest quarter of Section 5, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except one half of the oil and gas rights as reserved in Deed recorded in Docket 34, page 269, records of Navajo County, Arizona, and except all mineral rights and one half of the oil and gas rights as reserved in Deed recorded in Docket 131, page 439, records of Navajo County Arizona

Parcel No. 23: Section 6, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil and gas as reserved in Patent from United States of America

Parcel No. 24: Section 7, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all mineral as reserved in Patent from United States of America

Parcel No. 25: Section 8, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all coal and other minerals as reserved in Patent from United States of America (as to the East half) and except all minerals and 1/2 interest in the oil, gas and minerals as reserved in Deed recorded in Docket 131, page 439, records of Navajo County, Arizona (as to the West half)

Parcel No. 26: Section 17, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona

Parcel No. 27: Section 18, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes (as to Lots 1 and 2 and the East half of the Northwest quarter) and except one half interest in and to all of the oil, gas and other minerals conveyed in Deed recorded in Docket 95, page 441, records of Navajo County, Arizona (as to Lots 3 and 4 and the East half of the Southwest quarter of the Southeast quarter of the Northeast quarter)

Parcel No. 28: Section 19, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America

Parcel No. 29: The West half of Section 20, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona

Parcel No. 30: The Northwest quarter of Section 29, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except the Southeast quarter of the Southeast quarter of the Northwest quarter of said Section 29 and except all minerals as reserved in Patent from United States of America

Parcel No. 31: Section 30, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil and mineral rights as reserved in Deed recorded in Book 42, page 466, records of Navajo County, Arizona, and except 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona

Parcel No. 32: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at the Northwest corner of said Section 31; thence South 20 rods; thence East 91 rods; thence North 20 rods; thence West 91 rods to the point of beginning; except 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-12

EXECUTION COPY

Parcel No. 33: That part of Section 31, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at the Southwest corner of said Section 31; thence Northerly 52 rods to a point on the West line of said Section 31; thence Easterly 100 rods; thence Southerly 52 rods to a point on the South line of said Section 31; thence Westerly 100 rods to the point of beginning, except all oil and minerals as reserved in Deed recorded in Book 43, page 51, records of Navajo County, Arizona

Parcel No. 34: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the North line of said Section 31, which is 91 rods East of the Northwest corner of said Section 31; thence East along the North line of said Section, 9 rods; thence South 24 rods; thence West 34 rods; thence North 4 rods; thence East 25 rods; thence North 20 rods to the point of beginning; except all oil and minerals as reserved in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 35: The South half of the Southeast quarter of Section 34, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 36: Section 35, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 37: Section 36, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes

Parcel No. 38: The West half of the West half of Section 31, Township 15 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all minerals as reserved in Patent from United States of America, and except all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 39: The North half and the Southeast quarter and the East half of the Southwest quarter and the Southwest quarter of the Southwest quarter of Section 24, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all oil, gas and minerals as reserved in Deed recorded in Docket 396, page 179, records of Navajo County, Arizona, and except a tract of land situated within the North half of Section 24, Township 13 North, Range 20 East of the Gila and Salt River Meridian, Navajo County, Arizona, described as follows: beginning at a point on the West line of said Section 24, which point bears South 0°20'15" East 2315.52 feet from the Northwest corner of said Section 24; thence North 58°46'15" East 1318.92 feet; thence along the arc of a curve to the right having a radius of 2940.00 feet, a distance of 910.39 feet; thence North 76°30'45" East 1949.80 feet; thence along the arc of a curve to the left having a radius of 5655.00 feet, a distance of 279.62 feet; thence North 73°40'45" East 493.90 feet; thence along the arc of a curve to the right having a radius of 1985.00 feet, a distance of 770.27 feet to the Southerly right of way line of the Apache Railroad; thence from a local tangent bearing of South 71°16'34" East along said Southerly railroad right of way line, along the arc of a curve to the left having a radius of 2340.00 feet, a distance of 62.45 feet to a point on the East line of said Section 24, which point bears South 0°15'15" East 593.66 feet from the Northeast corner of said Section 24; thence South 00°15'15" East along said East Section line, a distance of 169.11 feet; thence from a local tangent bearing of North 84°06'53" West along the arc of a curve to the left having a radius of 2357.93 feet, a distance of 847.77 feet; thence South 73°40'45" West 270.63 feet; thence along the arc of a curve to the right having a radius of 5805.00 feet, a distance of 287.04 feet; thence South 76°30'45" West 1949.80 feet; thence along the arc of a curve to the left having a radius of 2790.00 feet, a distance of 863.93 feet; thence South 58°46'15" West, a distance of 1411.08 feet to the aforesaid West line of Section 24; thence North 00°20'15" West along said West Section line a distance of 176.04 feet to the point of beginning

Parcel No. 41: That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning 52 rods North of the Southwest corner of said Section 31; thence East 100 rods; thence North 244 rods; thence West 34 rods; thence North 4 rods; thence West 66 rods; thence South 248 rods to the point of beginning

Parcel No. 42: The Northwest quarter; the West half of the Southwest quarter; the East half of the Northeast quarter of the Southwest quarter; the West half of the West half of the Northeast quarter of the Southwest quarter of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except that part deeded to the State of Arizona for highway purposes as described in Docket 371, page 369,Pa and except oil, gas and minerals as reserved in Deed recorded in Docket 130, page 40, records of Navajo County, Arizona

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-13

EXECUTION COPY

Parcel No. 43: That part of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: commencing at the Southeast corner of the North half of said Section 25; thence North 21 rods to the point of beginning; thence West 20 rods; thence North 30 rods; thence East 20 rods; thence South 30 rods to the point of beginning

Parcel No. 44: The East 3650 feet of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except oil and minerals as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 45: Section 34, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except all coal as reserved in Patent from United States of America, and except all oil and mineral rights as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona

Parcel No. 46: Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, except the following described parcel of land: that portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334; thence North 00°30'16" West 834.84 feet to a 1/2 inch rebar capped LS 9868; thence North 89°29'44" East 417.42 feet to a 1/2 inch rebar capped LS 9868; thence South 00°30'26" East 834.84 feet to a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 88°08'54" West 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334; thence South 89°29'44" West 417.42 feet along the North right-of-way of Paper Mill Road to the point of beginning; and except the following described parcel of land: that parcel of land located in a portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, more particularly described as follows: commencing at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334 thence North 00°30'16" West, 834-84 feet to a 1/2 inch rebar capped LS 9868, the point of beginning; thence North 00°30'16" West, 450.00 feet; thence North 89°29'44" East, 678.06 feet; thence South 00°30'16" East, 1284.84 feet to a point on the North right-of-way of Paper Mill Road; thence South 89°29'44" West, 260.60 feet to a point on the Northerly right-of-way of Paper Mill Road, said point bears North 88°08'54" West, 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334; thence North 00°30'26" West, 834.84 feet; thence South 89°29'44" West, 417.42 feet to a 1/2 inch rebar capped LS 9868, also being the point of beginning, and except oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and amended in Docket 134, page 221, records of Navajo County, Arizona

Parcel No. 47: A parcel of land 100 feet in width situated in the West half of the Southwest quarter of Section 34, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet in width on each side of the center line of the Logging Railroad Location survey stations 134+08.2 and 157+93.0 the description of said center line of survey across the West half of the Southwest quarter of Section 34, being as follows: beginning at Location survey station 134+08.2 being the point of intersection of said survey with the East boundary line of the said West half of the Southwest quarter of Section 34, at South 22°19' East 3469 feet from the Northwest corner of the said Section 34, the original cedar post corner being in place; thence in a Southwesterly direction on the arc of a one degree curve to the left a distance of 1365.6 feet to the EC of curve at station 147+73.8 being an equation point and equaling Station 148+62.0 ahead, the curve data of the said curve being as follows: Delta 16°54' semi-tangent 851.28 feet and curve length 1690 feet; thence from EC of said curve South 19°22'30" West along the said Survey 931 feet to Station 157+93 being the point of intersection with the South boundary line of the said West half of the Southwest quarter of Section 34

Easements:

Parcel No. 48: An Easement for railroad and transmission line purposes over a strip of land 100 feet in width situated in Section 13, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona and lying 50 feet on each side of and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the South line of said Section 13, which is 1090.88 feet westerly from the Southeast corner thereof; thence Northwesterly along a curve with a radius of 11,459.0 feet a distance of 2014.62 feet; thence North 72°45' West a distance of 923.88 feet; thence Westerly along a curve with a radius of 1910.1 a distance of 675.00 feet; thence South 87°00' West 351.84 feet; thence Northwesterly along a curve with a radius of 1910.1 feet, a distance of 436.08 feet; thence North 79°55' West, 15.03 to a point on the West line of said Section, which is 1145.45 feet northerly from the Southwest corner thereof.

Parcel No. 49: An Easement from railroad, pipeline and transmission line purposes over a strip of land 100 feet in width in Section 23, Township 13 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona and lying 35 feet to the right (northerly) of and 65 feet to the left (southerly) of, and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the East line of said Section 23, which is 624.15 feet Northerly from the Southeast corner thereof; thence South 87°11' West a distance of 3423.96 feet; thence westerly along a curve concave northerly with a radius of 2864.9 feet a distance of 453.34 feet; thence North 83°45' West, a distance of 1391.70 feet to a point on the West line of said Section 23, which is 685.03 feet Northerly from the Southwest corner thereof

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-14

EXECUTION COPY

Parcel No. 50: An Easement for effluent ditch purposes over a strip of land 100 feet in width in Section 7, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet on each side of and parallel to the following described centerline as set forth in Docket 130, page 107: beginning at a point on the East line of said Section 7, which is 1313.90 feet Southerly from the Northeast corner thereof; thence North 20°25' West a distance of 512.71 feet; thence Northwesterly along a curve with a radius of 2864.79 feet, a distance of 939.17 feet; thence North 39°12' West, a distance of 102.57 feet to a point on the North line of said Section 7, which is 706.54 feet westerly from the Northeast corner thereof

Parcel No. 51: An Easement for effluent ditch purposes over a strip of land 100 feet in width in Section 17, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and more fully described in Docket 136, page 281

Parcel No. 52: An Easement for pipelines, railroads and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 23, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centerline: beginning at a point on the North line of Section 23, which point is 2073.43 feet westerly from the Northeast corner of said Section 23; thence South 50°46' West, a distance of 220.26 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 1910.0 feet, a distance of 1450.00 feet; thence South 7°15' West, a distance of 303.22 feet; thence Southwesterly along a curve concave Northwesterly with a radius of 1432.7 feet, a distance of 1650.0 feet; thence South 73°l5' West, a distance of 259.43 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 1146.3 feet a distance of 251.67 feet; thence South 60°40' West, a distance of 1009.12 feet to a point on the West line of said Section 23, which is 1722.47 feet northerly from the Southwest corner thereof

Parcel No. 53: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 22, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona described as follows: a strip of land 100 feet in width lying 35 feet to right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the East line of Section 22, which point is 1722.47 feet northerly from the Southeast corner of said Section 22; thence South 60°40' West a distance of 1527.86 feet; thence Southwesterly along a curve with a radius of 5729.7 feet a distance of 206.67 feet; thence South 62°44' West a distance of 1888-47 feet to a point on the south line of said Section 22 which is 2087.16 feet easterly from the Southwest corner thereof

Parcel No. 54: An Easement for Pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 27, Township 13 North, Range 20 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land, 100 feet in width, lying 35 feet to the right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the North line of Section 27, which point is 2087.16 feet easterly from the Northwest corner of said Section 27; thence South 62°44' West, a distance of 575.72 feet; thence Westerly along a curve concave Northerly with a radius of 1637.3 feet, a distance of 1179.05 feet; thence North 76°00' West a distance of 324.54 feet; thence Westerly along a curve concave southerly with a radius of 1432.7 feet a distance of 116.56 feet to a point on the West line of said Section 27, which is 300.06 feet southerly from the Northwest corner thereof

Parcel No. 55: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 28, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width, lying 35 feet to the right of and 65 feet to the left of and parallel to the following described center-line: beginning at a point on the East line of Section 28, which is 300.06 feet southerly from the Northeast corner of said Section 28; thence Southwesterly along a curve with a radius 1432.7 feet a distance of 991.77 feet; thence South 59°39' West, a distance of 1223.19 feet; thence Westerly along a curve with a radius of 1910.1 feet, a distance of 764.44 feet; thence South 82°35' West, a distance of 831.24 feet; thence Northwesterly along a curve with a radius of 1910.1 feet a distance of 1007.78 feet; thence North 67°ll' West a distance of 791.06 feet to a point on the West line of said Section 28 which is 950.70 feet southerly from the Northeast corner thereof

Parcel No. 56: An Easement for pipelines, railroad and transmission lines over the following described property as set forth in Docket 128, page 471: in Section 29, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 35 feet to the right of and 65 feet to the left of and parallel to the following described centerline: beginning at a point on the East line of Section 29, which point is 950.70 feet southerly from the Northeast corner of said Section 29; thence North 67°11' West a distance of 322.51 feet; thence Westerly along a curve with a radius of 1910.1 feet, a distance of 576.11 feet; thence North 84°28' West, a distance of 4403.53 feet to a point on the West line of said Section 29, which is 220.22 feet southerly from the Northwest corner thereof

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-15

EXECUTION COPY

Parcel No. 57: An Easement for pipelines over the following described property as set forth in Docket 128, page 471: in Section 23, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centerline: beginning at a point on the West line of Section 23, which point is 1665.18 feet Northerly from the Southwest corner of said Section 23; thence North 60°40' East, a distance of 148.24 feet; thence Northeasterly along a curve concave southeasterly with a radius 5729.67 feet, a distance of 1763.33 feet; thence North 78°18' East, a distance of 852.74 feet; thence Easterly along a curve concave southerly with a radius of 5729.67 feet a distance of 1118.33 feet; thence North 89°29' East a distance of 1620.24 feet to a point on the East line of said Section 23, which is 2600.85 feet southerly from the Northeast corner thereof

Rights of Way:

Parcel No. 62: Right of Way for Water Pipelines as set forth in Arizona State Lease #17-2467, described as follows: that part of the Northeast quarter of the Northeast quarter of the Northeast quarter of Section 32, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona , described as follows: a strip of land 30 feet in width, being 15 feet on each side of the centerline, beginning at a point 50 feet South of the Northeast corner of said Section 32; thence Northwesterly to a point 50 feet West of the Northeast corner of said Section 32 and the point of terminus

Parcel No. 63: Right of Way for Water Pipelines as set forth in Arizona State Lease #17-2466, described as follows: that part of the Northwest quarter of the Southwest quarter of Section 24, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 30 feet wide being 15 feet on each side of centerline beginning at the West quarter corner of said Section 24; thence around a curve to the right having a radius of 2,864.9 feet through a central angle of 28°20' and a tangent of 723.15 feet, a distance of 1416.67 feet to a point of terminus on the easterly line of the said Northwest quarter of the Southwest quarter

Parcel No. 64: Right of Way for Effluent Ditch Purposes as set forth in Arizona State Lease #17-2468, described as follows: over a strip of land 100 feet wide lying 50 feet on each side of a centerline over Section 6, the Southwest quarter of Section 16, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Parcel No. 65: Right of Way for Access Road as set forth in Arizona State Lease #17-80463, described as follows: the South 100 feet of the West 100 feet of Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Parcel No. 66: Right-of-way for Railway Track as set forth in Arizona State Lease #18-27049, described as follows: that part of Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: beginning at a point on the South line of Section 22, that is 1950 feet West of the Southeast corner; thence North 6 degrees 31 minutes West 71 feet; thence Northeasterly following the circumferences of a circle with a radius of 797.4 feet (to which the previous bearing is tangent at a point of contact) a distance of 997 feet; thence North 83 degrees 45 minutes West 1176 feet; thence South 37 degrees 4 minutes East 1189 feet to the Point of Beginning.

5.           Catalyst Paper Recycling Inc.

Nil

6.           Catalyst Pulp Operations Limited

Nil

7.           Catalyst Pulp and Paper Sales Inc.

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-16

EXECUTION COPY

8.           Catalyst Pulp Sales Inc.

Nil

9.           Catalyst Paper (USA) Inc.

Nil

10.           The Apache Railway Company

Parcel No. 40:  That portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width across a portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, said land being more particularly described as follows: a strip of land lying 35 feet to the right or Northerly side, and 65 feet to the left or Southerly side, of the following described center line: beginning at a point on the South line of said Section 19, which point is 698.91 feet Easterly from the Southwest corner of said Section 19; Thence North 76 degrees 13 minutes West a distance of 721.11 feet to a point, which is on the West line of said Section 19 and is 174.25 feet Northerly from the Southwest corner thereof

Parcel No. 42A:  The East half of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; excepting therefrom, all oil, gas and minerals whatsoever (other than water flowing or lying on, or under said lands, which shall not be recorded as mineral), in, on, underlying or appurtenant to said land, and all the rights of ownership therein, as reserved to Aztec Land and Cattle Company, Limited, a corporation, in Deed recorded in Book 134 of Official Records, page 218 and amended by instrument recorded in Book 134 of Official Records, page 221

Easements:

Parcel No. 58: An Easement for pipelines over the following described property as set forth in Docket 127, page 534, as amended in instruments in Document No’s. 2001-14883, 2001-14884, 2001-14995, 2001-14886, 2001-14887, 2001-14888, 2001-17156, 2001-17154; that portion of Section 19, Township 13 North, Range 21 East, of the Gila and Salt River Based and Meridian, Navajo County, Arizona, described as follows: a strip of land 30 feet in width, lying 15 feet on each side of and parallel to the following described centreline: beginning at a point on the West line of Section 19, which is 485.35 feet Northerly from the Southwest corner of said Section 19; thence South 76 degrees 15 minutes East, a distance of 2033.58 feet to a point on the South line of said Section 19, which is 1974.00 feet Easterly from the Southwest corner thereof

Parcel No. 59: An Easement for railroad over the following described property as set forth in Docket 127, page 534: that portion of Section 17, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: a strip of land 100 feet in width lying 50 feet on each side of and parallel to the following described centreline: beginning at a point on the East line of Section 17, which point is 26.69 feet Northerly from the Southeast corner of said Section 17; thence Northwesterly along a curve with a radius of 1432.7 feet a distance of 409.53 feet; thence North 69 degrees 30 minutes West, a distance of 2315.83 feet; thence Westerly along a curve with a radius of 2292.00 feet a distance of 1532.75 feet; thence South 72 degrees 11 minutes West a distance of 1307.14 feet to the point on the West line of said Section 17, which is 616.55 feet Northerly from the Southwest corner thereof

Parcel No. 60: An Easement for railroad over the following described property as set forth in Docket 127, page 534: beginning at a point on the East line of Section 18, township 13 North, Range 21 East, of the Gila and Salt River  Base and Meridian, Navajo County, Arizona, which point is 616.55 feet Northerly from the Southeast corner of said Section 18; thence South 72 degrees 11 minutes West a distance of 2151.56 feet to a point on the South line of said Section 18, which is 2055.13 feet Westerly from the Southeast corner thereof

Parcel No. 61: An Easement for railroad over the following described property as set forth in Docket 127, page 534: beginning at a point on the North line of Section 19, Township 13 North, Range 21, East, which is 2055.13 feet Westerly from the Northeast corner of said Section 19; thence South 72 degrees 11 minutes West, a distance of 1879.37 feet; thence Westerly along a curve with a radius of 1910.1 feet a distance of 788.89 feet to a point; thence North 84 degrees 9 minutes West a distance of 279.89 feet; thence Northwesterly along a curve with a radius of 2292.00 feet a distance of 446.86 feet to a point on the West line of said Section 19, which is 543.66 feet Southerly form the Northwest corner thereof

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-17

EXECUTION COPY

Rights of Way:

Parcel No. 67: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 22, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 35 feet to the right of and 65 feet to the left of the following described centreline: beginning at a point on the East line of said Section 22, which point is 685.03 feet Northerly from the Southeast corner of said Section 22; thence North 83 degrees 45 minutes West, a distance of 3144.87 feet; thence Northwesterly along a curve with a radius of 2864.9 feet, a distance of 600.00 feet; thence North 71 degrees 45 minutes West, a distance of 1683.27 feet to a point on the West line of said Section 22, which is 1788.12 feet Northerly from the Southwest corner thereof

Parcel No. 68: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 24, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 35 feet to the right of and 65 feet to the left of the following described centreline: beginning at a point on the East line of said Section 24, which is 174.25 feet Northerly from the Southeast corner of said Section 24; thence North 76 degrees 13 minutes West, a distance of 34.73 feet; thence Westerly along a curve concave Southerly with a radius of 2864.9 feet a distance of 662.50 feet; thence North 89 degrees 28 minutes West, a distance of 1405.57 feet; thence Westerly along a curve concave Northerly with a radius of 5729.7 feet a distance of 515.00 feet; thence North 84 degrees 19 minutes West a distance of 1878.30 feet; thence Westerly along a curve concave Southerly with a radius of 2864.9 feet, a distance of 425.00 feet; thence South 87 degrees 11 minutes West, a distance of 429.66 feet to a point on the West line of said Section 24, which is 624.15 feet Northerly from the Southwest corner thereof

Parcel No. 69: Right-of-Way for Railroad, power lines and pipelines as set forth in Arizona State Lease #17-2411, described as follows: a strip of land 100 feet in width situated in Section 14, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet on each side of and parallel to the following described centreline: beginning at a point on the East line of said Section 14, which is 1145.45 feet Northerly from the Southeast corner of said Section 14; thence North 79 degrees 55 minutes West, a distance of 457.93 feet; thence Southwesterly along a curve concave Southeasterly with a radius of 955.37 feet a distance of 1208.61 feet; thence South 27 degrees 34 minutes West, a distance of 227.23 feet; thence Southwesterly along a curve concave Northwesterly with a radius of 1146.3 feet, a distance of 464.00 feet; thence South 50 degrees 46 minutes West, a distance of 269.54 feet to a point on the South line of said Section 14, which is 2073.43 feet Westerly from the Southeast corner thereof

11.           Elk Falls Pulp and Paper Limited

Registered owner of property described above under “Elk Falls” but not beneficial owner

12.           Pacifica Papers Sales Inc.

Nil

13.           Pacifica Papers US Inc.

Nil

14.           Pacifica Poplars Inc.

Certain poplar lands more particularly described in 2010 Note Indentures

15.           Pacifica Poplars Ltd.

Certain poplar lands more particularly described in 2010 Note Indentures

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-18

EXECUTION COPY

16.           0606890 B.C. Ltd.

Nil

17.           Catalyst Paper Energy Holdings Inc.

Nil

All Leases and Subleases of Real Property by any Loan Party, as Lessee or Sublessee:

1.           Catalyst Paper Corporation

Waterlot Lease from June 6, 1987 to June 5, 2017 between the Ministry of Environment, Lands & Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lots 4071, 4072, 5922, 5923, 5924, 6071, 6174 and 6237A, Group 1, New Westminster District (Property Record No. H-1276) (portion of premises sublet to PRSC Limited Partnership)

Waterlot Lease from May 5, 1994 to May 4, 2014 between the Ministry of Environment, Lands & Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lots 7079 and 7240, Group 1, New Westminster District (Property Record No. H-1288)

Waterlot Lease from February 19, 1987 to February 18, 2017 between the Ministry of Environment, Lands and Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lot 1203, New Westminster District (Property Record No. H-1367)

Waterlot Lease from May 5, 1994 to May 4, 2014 between Ministry of Environment, Land and Parks (Burnaby) as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as District Lot 7078, Group 1, New Westminster District (Property Record No. H-1287)

Waterlot Lease No. 101447 made November 17, 1993, between Her Majesty the Queen in Right of the Province of British Columbia, represented by the Minister of Environment, Lands and Parks, as landlord and Crown Forest Industries Ltd. as tenant (subsequently assigned by Elk Falls Forest Industries Limited and further assigned to Norske Skog Canada Limited) in respect of Block A of Lot 1504, Sayward District (joint use with Timberwest)

Waterlot Lease No. 111966 from September 10, 2005 to September 10, 2035 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of the waterlot legally described as Lot 411 (except Block A) and Block B, Lot 1516 Sayward District (Property Record No. H-6595) (Joint use with Timberwest)

Waterlot Lease No. 102653 expiring December 23, 2017 between Land and Water B.C. as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Blocks A & B, Lot 107G, Chemainus District (Property Record No. H-6570) (portion of premises sublet to Timberwest)

Waterlot Lease No. 101412 made December 23, 1986 between Her Majesty the Queen in Right of the Province of British Columbia, represented by the Minister of Forests and Lands, as landlord and Norske Skog Canada Limited as tenant, in respect of Block B of Lot 161, Cowichan District

Waterlot Lease No. 106051 made February 1, 1998 between Her Majesty the Queen in Right of the Province of British Columbia, represented by the Minister of Environment, Lands and Parks, as landlord and Norske Skog Canada Limited as tenant in respect of Block E of District Lots 565,676 and 2008, Cowichan District

Waterlot Lease from November 1, 1991 to October 31, 2011 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 109, Alberni Harbour (Property Record No. H-1671)

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-19

EXECUTION COPY

Waterlot Lease from October 1, 2007 to September 30, 2027 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 40851, Alberni Harbour (Property Record No. H-1155)

Waterlot Lease from January 1, 2004 to December 31, 2024 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease No. 128 covering that part of the bed of Alberni Harbour, fronting on part of District Lot 1, Alberni District (Property Record No. H-1152)

Waterlot Lease from January 1, 2004 to December 31, 2024 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease No. 126, Alberni Harbour (Property Record No. H-1151)

Waterlot Lease from August 1, 1990 to July 31, 2010 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Foreshore Lease 132, Alberni Harbour (Property Record No. H-1304)

Waterlot Lease from August 1, 1994 to July 31, 2014 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease No. 136, Alberni Land District (Property Record No. H-1379)

Waterlot Lease from January 1, 1990 to December 31, 2009 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as a portion of the foreshore and bed of Alberni Harbour, Alberni District, as shown red on plan accompanying Lease 137, month to month  (Property Record No. H-1374)

Waterlot Lease from January 1, 1990 to December 31, 2009 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease Lot 135 and 135A, covering portions of the foreshore and bed of Port Alberni Harbour and containing a total of 36.391 AC (14.725) HA, month to month  (Property Record No. H-1375)

Waterlot Lease from June 11, 1998 to June 10, 2016 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease 144-1, Alberni District (Property Record No. H-4234)

Waterlot Lease from June 1, 1998 to May 31, 2018 between Port Alberni Harbour Commission as landlord and MacMillan Bloedel Limited as tenant (and subsequently assigned to Norske Skog Canada Limited) in respect of that portion of the bed of Port Alberni Harbour adjacent to Hoik Island, Alberni District, Vancouver Island, Province of British Columbia, as shown outlined in red on Explanatory Plan of Lease #152 prepared by Messrs. Acres & Pollock B.C.L.S. file #9624 and certified correct on April 16, 1988

Waterlot Lease from February 4, 1996 to February 3, 2011 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as Lease 133 part of the bed of Port Alberni Harbour (Property Record No. H-1305)

Waterlot Lease from May 1, 1995 to April 31, 2005 between Port Alberni Port Authority as landlord and Catalyst Paper Corporation as tenant in respect of foreshore legally described as lease covering Lot 292-G, 293-G, 278-G, 279-G and 280-G Alberni District, month to month (subleased to and in process of being assigned to Timberwest)  (Property Record No. H-1301)

Lease of Office Space from July 1, 2007 to March 31, 2018 between Lysander Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant in respect of land legally described as PID 026-601-621, Parcel A, Section 29, Block 5 North, Range 6 West, New Westminster District, Plan BCP22413

Lease of Office Space from September 1, 2007 to August 31, 2011 between Yum W. Hung & Hang F. Hung as landlords and Catalyst Paper Corporation as tenant in respect of land legally described as Lot 1, Section 1, Nanaimo District, Plan 27095 relating to office premises at 65 Front Street, Nanaimo, British Columbia

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-20

EXECUTION COPY

Waterlot Lease effective July 1, 1998 to June 29, 2014 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as PID 023-512-512, Lot 1, District Lot 12 and 13, Group 2 and of the bed of the Fraser River, New Westminster District, Plan LMP 29318 (Sublet from Wesik who leases from Vancouver Fraser Port Authority)

Waterlot Lease effective July 1, 1998 to June 29, 2014 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as PID 009-523-197, Lot 1 of the bed of the Fraser River, New Westminster District, Plan 76570 (Sublet from Wesik who leases from Vancouver Fraser Port Authority)

Upland Lease effective July 1, 1998 to June 29, 2014 between Wesik Enterprises Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to land legally described as PID 004-501-110, Lot 14, District Lots 9, 10, and 11, Group 2, New Westminster District, Plan 41612

Lease from December 1, 2003 to November 20, 2023 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to land legally described as PID 617-513-294, Lot A, District Lots 16 and 48, Group 1, New Westminster District, Plan LMP1969

Waterlot Lease from December 1, 2003 to December 31, 2012 between Balaclava Holdings Ltd. as landlord and Catalyst Paper Corporation as tenant with respect to the waterlot legally described as the portion of the bed and foreshore of the Fraser River fronting Lot 2, Plan 87250 and fronting Lot A, Plan LMP1969, both lots District Lot 16, Group 1, NWD, together with certain other property

Waterlot Lease from June 1, 2003 to December 30, 2007 between Vancouver Fraser Port Authority as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as the portion of the bed and the foreshore of the Fraser River fronting Parcel A, R.P. 11612 of Fr. Sec. 13, B5N, R1E, C.M., NWD, month to month

Waterlot Lease between Timberwest Forest Company as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as Lot 511 (Gowland Harbour)

Waterlot Lease from September 15, 2005 to September 14, 2010 between Kay Chee Ng as landlord and Catalyst Paper Corporation as tenant with respect to the foreshore legally described as District Lot 6531, Group 1, New Westminster District

Lease to Catalyst Paper Corporation as tenant with respect to land legally described as PID 009-021-558, Section 2, Chemainus Lot A, Range 6 and 7, Plan 45436

Lease to Catalyst Paper Corporation as tenant with respect to land legally described as PID 000-222-437, Sections 12 and 13, Lot 4, Range 2, Plan 32988

Waterlot Lease T-07-09 from May 19, 2006 to May 18, 2010 between Vancouver Fraser Port Authority (assigned to Timberwest) as landlord and Catalyst Paper Corporation as tenant with respect to foreshore legally described as the portion of the foreshore and bed of the Fraser River fronting lots 10, 11, and B (P127307) of DL 252 and 260, Group 1, NWD

2.           Catalyst Paper

Nil

3.           Catalyst Paper Holdings Inc.

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-21

EXECUTION COPY

4.           Catalyst Paper (Snowflake) Inc.

Commercial Lease No. 03-553 from March 30, 2004 to March 29, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to the buffer zone for evaporative pond, legally described as the South half of Section 14, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona

Commercial Lease No. 03-77857 from July 22, 2001 to July 21, 2011 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to the buffer zone around the tenant’s paper mill effluent basin, legally described as:

(a)	Lots 3, 4, the South half of the Northwest quarter of Section 3, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(b)
the West half of the Northwest quarter of the Northwest quarter and the West half of the Southwest quarter of the Southwest quarter of Section 9, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(c)	the Southwest quarter of Section 13, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(d)	the South half of the Northwest quarter and the South half of Section 15, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(e)	the East half of Section 24, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(f)
Lots 1,2,3,4l; the South half of the North half; the East half of the Southwest quarter and the Southeast quarter of Section 5, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(g)	the West half of Section 9, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(h)	the Northwest quarter of Section 21, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(i)
the Northeast quarter; the Southeast quarter of the Southeast quarter of the Northwest quarter and the Southwest quarter of Section 29, Township 14, North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and

(j)	the East half and the East half of the West half of Section 31, Township 15 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona.

Commercial Lease No. 03-26778 from May 1, 2004 to April 30, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to land set forth for grazing, legally described as that portion of Section 24, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows: commencing at the Section Corner common to Sections 23, 24, 25 and 26, said Township and Range, thence North 00 degrees 11 minutes West along the West line of said Section 24, 624.15 feet to the True Point of Beginning; thence North 87 degrees 11 minutes East 642.59 feet; thence South 84 degrees 19 minutes East 282.41 feet; thence South 00 degrees 11 minutes East 150.00 feet; thence North 89 degrees 49 minutes East 145.00 feet; thence North 00 degrees 11 minutes West 150.00 feet, more or less, to the centre line of an existing railroad and water supply line; and thence North 84 degrees 19 minutes West 145.00 feet, more or less, to the True Point of Beginning.

Grazing Lease No. 05-1209 from September 1, 2004 to August 31, 2014 between the State of Arizona, as landlord, and the Abitibi Consolidated Sales Corporation, as tenant, with respect to land set forth for grazing, legally described as:

(a)
Lots 1,2,3,4; the South half of the North half, the North half of the Southwest quarter; the Southwest quarter of the Southwest quarter of Section 4, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-22

EXECUTION COPY

(b)	all of Section 16, Township 14 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(c)	the West half of Section 24, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(d)	the West half of Section 16, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

(e)	the Northeast quarter of Section 20, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and

the North half, the Southwest quarter; and the North half of the Southeast quarter of Section 34, Township 15 North, Range 18 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona

5.           Catalyst Paper Recycling Inc.

Nil

6.           Catalyst Pulp Operations Limited

Waterlot Lease from November 1, 2007 to October 31, 2008 (in renewal process) between Vancouver Fraser Port Authority as landlord and Catalyst Pulp Operations Limited as tenant with respect to foreshore legally described as the portion of the bed and foreshore of the Fraser River fronting portions of Sections 1 and 2, B5N, R2W, NWD

7.           Catalyst Pulp and Paper Sales Inc.

Nil

8.           Catalyst Pulp Sales Inc.

Nil

9.           Catalyst Paper (USA) Inc.

Lease of Office Space from November 1, 2006 to December 31, 2011 between Selig Real Estate Holdings Five as landlord and Catalyst Paper (USA) Inc. as tenant in respect of Suite 1950, 2101 Fourth Avenue, Seattle Washington and replacement lease for this space from January 1, 2012 to December 2, 2016.

Lease of Office Space from June 1, 2008 to May 31, 2009 between Easy Street Associates as landlord and Catalyst Paper (USA) Inc. as tenant with respect to land described as Suite 17A, 11 Sundial Circle, Carefree, Arizona  85377 (year to year)

Lease of Office Space dated August 1, 2008 between Broadway Southern California Executive Suites LLC as landlord and Catalyst Paper (USA) Inc. as tenant with respect to land described as 5150 E. Pacific Coast Highway, Long Beach, California  90804 (month to month)

Lease of Suite 108, Chapel Hill, Office Park, 211 Southlake Blvd., Southlake, Texas 76092 (expires October 2011)

10.           The Apache Railway Company

Nil

11.           Elk Falls Pulp and Paper Limited

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-23

EXECUTION COPY

12.           Pacifica Papers Sales Inc.

Nil

13.           Pacifica Papers US Inc.

Nil

14.           Pacifica Poplars Inc.

Leases of real property (consisting primarily of forested land) located in Washington state which constitute Excluded Assets (as that term is defined in the Intercreditor Agreement).  Leases to be surrendered as poplar harvesting completed in 2010.

15.           Pacifica Poplars Ltd.

Leases of real property (consisting primarily of forested land) located in British Columbia which constitute Excluded Assets (as that term is defined in the Intercreditor Agreement).  Leases to be surrendered as poplar harvesting completed.

16.           0606890 B.C. Ltd.

Nil

17.           Catalyst Paper Energy Holdings Inc.

Nil

All Leases and Subleases of Real Property by any Loan Party, as Lessor or Sublessor:

1.           Catalyst Paper Corporation

Lease from May 29, 1988 to June 5, 2017 between Catalyst Paper Corporation as landlord and Weyerhaeuser Company Limited (now Western) as tenant with respect to land legally described as District Lot 4071, 4072, 5922, 5923, 5924, 6071, 6174 and 6237A Group 1, New Westminster District

Lease from November 1, 2003, for an indefinite term, between Catalyst Paper Corporation as landlord and Haggard Trucking Ltd. as tenant with respect to land legally described as all that part of District Lot 1, Alberni District, Plan 1186-R, including improvements thereon, and that part of Lot A, District Lot 1, Alberni District, Plan 41766, containing 1.18 HA more or less

Lease between Catalyst Paper Corporation as landlord and Porter’s Dairy as tenant with respect to land legally described as that part of Sec 5, Range 9, Chemainus District, lying North and West of Plan 5803, except parts in Plans 4302 and 9775; and Sec 6, Range 9, Chemainus District, except parts in plans 4302 and 5803

Dock Lease between Catalyst Paper Corporation as landlord and District of North Cowichan as tenant with respect to land legally described as that part of Section 1, Range 11, Chemainus District, lying north of the northerly boundary of Chaplin Street as shown on Plan 739 and the production easterly of the northerly boundary, except in Plans 4257 and 2341

Offer to Lease Office Space from September 1, 2008 to August 31, 2010 between Catalyst Paper Corporation as landlord and Nuu-Chah-Nulth First Nation as tenant with respect to land described as the second floor of the building located at 4000 Stamp Avenue, Port Alberni, British Columbia

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-24

EXECUTION COPY

Lease (unexecuted) between Catalyst Paper Corporation as landlord and JRK Holdings Ltd. as tenant with respect to the land legally described as portion of Block 43, District Lot 3437, Lot A2 and associated water lot lease to be subdivided

Waterlot Sublease made November 19, 1995 between Port Alberni Harbour Commission as landlord and MacMillan Bloedel Limited as tenant and subsequently assigned to Norske Skog Canada Limited in respect of: Lot 280-G, Alberni District, 27.00 acres in size and more particularly described on a legal survey by James T. Underhill, B.C.L.S., dated March 24, 1941; Lot 292-G, Alberni District, 33.54 acres in size and more particularly described on a legal survey by G.E. McLaren, B.C.L.S., dated August 17, 1965; Lot 293-G, Alberni District, 14.75 acres in size and more particularly described on a legal survey by G.E. McLaren, B.C.L.S. dated August 17, 1965; Lot 278-G, Alberni District, 45.40 acres in size; and Lot 279-G, Alberni District, 18.00 acres in size and more particularly described in an undated legal survey prepared by W.G. McElhanney, B.C.L.S. (in process of assigning headlease to Timberwest)

2.           Catalyst Paper

Nil

3.           Catalyst Paper Holdings Inc.

Nil

4.           Catalyst Paper (Snowflake) Inc.

Lease dated April 22, 2009 between Catalyst Paper (Snowflake) Inc. and Agriwest LLC in respect of (i) the Biomass Plantation (Sections 7, 8, 17 and 18, Township 13 North, Range 19 East, Gila and Salt River Baseline and Meridan (GSRBM); Sections 7, 8, 9, 17, 18, 19, 20, 29, 30, and 31, Township 14 North, Range 19 East, Gila and Salt River Baseline and Meridian (GSRBM); and Sections 9, 10, 11, 12, 13, 14 and 15, Township 14 North, Range 18 East, Gila and Salt River Baseline and Meridian (GSRBM)); and (ii) Section 29 (644.06 acres), PID 202-02-005 C1 and 33 (320 acres), PID 202-05-005 B2 T13N R21E (320 acres), PID 202-05-005 D (Total: 1284.06 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Frank and Geraldine Despain DBA Dry Lake Cattle Ranch in respect of Section 3 SW1/4, E1/2, Section 15N1/4, 24 S1/4, SE1/4, 25S, Section >14 SW Corner, T14N, R18E, Section 6 N1/2, 29 NW1/4, Section 30 E1/2, T14N R19E, Section 31 W1/4 (Total: 2,438.35 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Jack and Phyllis Carlisle in respect of Section 30, T13N, R20E (Total: 631.34 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and David and Sandra Decker DBA Decker Ranches in respect of Section 8 West half T13N, R19E and Section 31 and Section 34 T14N, R19E (Total: 1426.42 acres)

•	This agreement was subsequently assigned to Jack and Phyllis Carlisle pursuant to a letter agreement dated March 16, 2006

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation Fred and Elise Peterson in respect of Section 24, T13N, R20E PID ###-##-#### (Total:580 acres)

Lease dated March 1, 2001 between Abitibi Consolidated Sales Corporation and Rocking Chair Ranch in respect of Section 5 (80 acres), Section 8 (640 acres), Section 17 (640 acres), Section 20 W ½ (320 acres), all in T14R19E (Total: 1680 acres)

Ground Lease Agreement dated September 14, 2005 between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power LLC, as amended, and Memorandum of Ground Lease and Notice of Easement Rights, recorded September 8, 2006, as amended, both in respect of: (1) a portion of Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; (2) a portion of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona; and (3) an easement for ingress and egress and for utilities and until July 31, 2008 for construction  Interest of  Snowflake Mountain Power LLC transferred to Snowflake Power LLC in November 2010.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-25

EXECUTION COPY

5.           Catalyst Paper Recycling Inc.

Nil

6.           Catalyst Pulp Operations Limited

Nil

7.           Catalyst Pulp and Paper Sales Inc.

Nil

8.           Catalyst Pulp Sales Inc.

Nil

9.           Catalyst Paper (USA) Inc.

Nil

10.           The Apache Railway Company

Nil

11.           Elk Falls Pulp and Paper Limited

Nil

12.           Pacifica Papers Sales Inc.

Nil

13.           Pacifica Papers US Inc.

Nil

14.           Pacifica Poplars Inc.

Nil

15.           Pacifica Poplars Ltd.

Nil

16.           0606890 B.C. Ltd.

Nil

17.           Catalyst Paper Energy Holdings Inc.

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.28-26

EXECUTION COPY

SCHEDULE 3.29 - JURISDICTIONS AT WHICH ANY LOAN PARTY HOLDS OR MAINTAINS INVENTORY HAVING AN AGGREGATE VALUE IN EXCESS OF $50,000

Locations which are owned by a Loan Party:

Location of Collateral	Loan Party which owns Inventory
Crofton Mill, 8541 Hay Road, Crofton, British Columbia, Canada V0R 1R0	Catalyst Paper
Powell River Mill, 5775 Ash Avenue, Powell River, British Columbia, Canada V8A 4R3	Catalyst Paper
Port Alberni Mill, 4000 Stamp Avenue, Port Alberni, British Columbia, Canada V9Y 5J7	Catalyst Paper
Snowflake Mill, 277 Spur North, Snowflake, Arizona, USA 85937	Catalyst Paper (Snowflake) Inc.

Locations which are leased by a Loan Party:

Location of Collateral	Landlord	Loan Party which owns Inventory
Surrey Distribution Centre, 10555 Timberland Road Surrey, British Columbia Canada V3V 3T3	Wesik Enterprises Ltd., as trustee of Wesik Enterprises Trust	Catalyst Paper
Teakerne Arm foreshore, Powell River (north), British Columbia, Canada (Property Record No. H-1288, No. H-1367 and No. H-1287)	Ministry of Environment, Lands & Parks (Burnaby)	Catalyst Paper
Lot 511, Gowlland Harbour, Quadra Island, British Columbia, Canada	Timberwest Forest Company	Catalyst Paper
Alberni Harbour foreshore, Port Alberni, British Columbia, Canada (Property Record No. H-4234 and No. H-2565)	Port Alberni Port Authority	Catalyst Paper
Stamp Point foreshore, Port Alberni, British Columbia, Canada (Property Record No. H-1301)	Port Alberni Port Authority	Catalyst Paper
Foreshore property (3 and 4) on Woolridge Island, Howe Sound, British Columbia, Canada	Kay Chee Ng	Catalyst Paper

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.29-1

EXECUTION COPY

Locations which are the subject of an Agreement for Warehousing Services in favour of a Loan Party

Location of Collateral	Warehouse Owner/Operator	Loan Party which owns Inventory
14627 - 128 Ave. NW Edmonton, Alberta Canada T5L 3H3	MTE Logistix	Catalyst Pulp and Paper Sales Inc.
6505 48 Street SE Calgary, Alberta Canada T2C 3J7	MTE Logistix	Catalyst Pulp and Paper Sales Inc.
6558 W. 73rd Street Bedford Park, Illinois United States 60638	Nexus Distribution Inc.	Catalyst Paper (USA) Inc.
5000 S. Homan Ave. Chicago, Illinois United States 60632	Stellar Distribution Inc.	Catalyst Paper (USA) Inc.
767 Creditstone Road Concord, Ontario Canada L4K 4N7	Metro Canada Logistics	Catalyst Pulp and Paper Sales Inc.
4710 West Camelback Road Glendale, Arizona United States 85301	Warehouse Specialists Inc.	Catalyst Paper (USA) Inc.
3480 W. Marginal Way SW Seattle, Washington United States 98106	Pacific Terminals Ltd.	Catalyst Paper (USA) Inc.
4900 Alexander Street Commerce, California United States 90040	RRD Inc. (BNSF)	Catalyst Paper (USA) Inc.
26634 S. Center Point Drive Elwood, Illinois United States 60421	Partners Warehouse Inc.	Catalyst Paper (USA) Inc.
2376 Davis Avenue Hayward, California United States 94545	Cal Cargo Inc.	Catalyst Paper (USA) Inc.
22941 S. Wilington Avenue Carson, California United States 90745	Jerich USA Inc.	Catalyst Paper (USA) Inc.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.29-2

EXECUTION COPY

Other Locations at which Inventory having a value in excess of $50,000 is held and which is not owned nor leased by a Loan Party and which is not the subject of an Agreement for Warehousing Services in favour of a Loan Party:

Location of Collateral	Third Party who owns the property where the Inventory is maintained	Loan Party which owns Inventory
18887 98 A Avenue, Surrey British Columbia, Canada	S&R Sawmills	Catalyst Paper
1910 Ross Avenue, Everett, Washington USA 98205	Dunlap Towing Company	Catalyst Paper (USA) Inc.
525 South Trans Canada Highway, Cache Creek, British Columbia V0K 1H0	Wastech Services Ltd.	Catalyst Paper
1209 McKeen Avenue, North Vancouver, British Columbia Canada V7P 3H9	Fibreco Export Inc.	Catalyst Paper
6 Alley, 10 Alley, 12 Alley and 14 Alley, Fraser River (mouth), British Columbia, Canada	Hodder Tugs	Catalyst Paper
1A, 2C, and 2D, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper
6A, Fraser River (at Coquitlam), British Columbia, Canada	Timberwest	Catalyst Paper
Ambrook and Houstons, Fraser River, British Columbia, Canada	Catherwood Towing	Catalyst Paper
AP3A, AP8, HT13, HT6A, and HT8A, Fraser River, British Columbia, Canada	Harken Towing	Catalyst Paper
CWP1, CWP4, VPD8 and Iona, Fraser River (mouth), British Columbia, Canada	Howe Sound Pulp & Paper Limited (managed by Hodder Tugs)	Catalyst Paper
MacDonald Slough, Fraser River (north arm), British Columbia, Canada	Hodder Tugs	Catalyst Paper
PCLS, Fraser River (at Coquitlam), British Columbia, Canada	Pacific Custom Log Sort	Catalyst Paper
Perkins, RT1 and RT3, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper
Redband, Fraser River, British Columbia, Canada	Hodder Tugs	Catalyst Paper
RT5A, Fraser River (Mission area), British Columbia, Canada	Cartherwood Towing	Catalyst Paper
Winkies, Fraser River (Port Kells area east of Port Mann), British Columbia, Canada	S&R Sawmills	Catalyst Paper
Andy’s Bay, Gambier Island, Howe Sound, British Columbia, Canada	Western Forest Products	Catalyst Paper
Cates Bay, Gambier Island, Howe Sound, British Columbia, Canada	Active Marine Towing	Catalyst Paper
Cotton Bay #1-#4, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
KN5, Howe Sound (at Port Mellon), British Columbia, Canada	Interfor	Catalyst Paper
Terminal Grounds, Howe Sound, British Columbia, Canada	Hodder Tugs	Catalyst Paper
Twin Creeks, Howe Sound, British Columbia, Canada	Sechelt Creek Contracting	Catalyst Paper
Wooldrige Island #1, and #2, Howe Sound, British Columbia, Canada	Interfor	Catalyst Paper
Blind Bay, Nelson Island (south of Powell River), British Columbia, Canada	Western Forest Products	Catalyst Paper
Menzies Bay, Campbell River, British Columbia, Canada	Western Forest Products	Catalyst Paper
CRF, Campbell River, British Columbia, Canada	Campbell River Fibre	Catalyst Paper
Chambers chip plant, Chemainus, British Columbia, Canada	DCT Chambers	Catalyst Paper

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.29-3

EXECUTION COPY

SCHEDULE 3.30 - JURISDICTIONS IN WHICH LOAN PARTIES HOLD INVENTORY OR EQUIPMENT

All Jurisdictions in which any Loan Party, as of the Effective Date, has Inventory or Equipment having an aggregate Value in excess of CDN.$50,000:

Credit Party	Jurisdiction(s)
Catalyst Paper Corporation	British Columbia
Catalyst Paper	British Columbia
Catalyst Paper Holdings Inc.	Not Applicable (Holding Company)
Catalyst Paper (Snowflake) Inc.	Arizona, Arkansas, California, Colorado, Illinois, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, Nevada, New Mexico, Oklahoma, Texas, Utah, Wisconsin, Wyoming,
Catalyst Paper Recycling Inc.	Not Applicable (to be wound up),
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia, Alberta; Ontario
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	California; Connecticut; Illinois; Washington; Oregon; Nevada
The Apache Railway Company	Arizona
Elk Falls Pulp and Paper Limited	British Columbia
Pacifica Papers Sales Inc.	Not applicable
Pacifica Papers US Inc.	Not applicable
Pacifica Poplars Inc.	Washington
Pacifica Poplars Ltd.	British Columbia
0606890 B.C. Ltd.`	British Columbia
Catalyst Paper Energy Holdings Inc.	British Columbia

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.30-1

EXECUTION COPY

SCHEDULE 3.31 - CORPORATE NAMES; PRIOR TRANSACTIONS

Prior Corporate or Business Names of any Loan Party within the past Five Years:

Credit Party	Previous Corporate or Business Names of Loan Party within the past five years
Catalyst Paper Corporation	Norske Skog Canada Limited
Catalyst Paper	NorskeCanada
Catalyst Paper Holdings Inc.	NSCL Holdings Inc.
Catalyst Paper (Snowflake) Inc.	N/A
Catalyst Paper Recycling Inc.	N/A
Catalyst Pulp Operations Limited	Norske Skog Canada Pulp Operations Limited
Catalyst Pulp and Paper Sales Inc.	Norske Skog Canada Sales Inc.
Catalyst Pulp Sales Inc.	Norske Skog Canada Pulp Sales Inc.
Catalyst Paper (USA) Inc.	Norske Skog Canada (USA) Inc.
The Apache Railway Company	N/A
Elk Falls Pulp and Paper Limited	N/A
Pacifica Papers Sales Inc.	N/A
Pacifica Papers US Inc.	N/A
Pacifica Poplars Inc.	N/A
Pacifica Poplars Ltd.	N/A
0606890 B.C. Ltd.	N/A
Catalyst Paper Energy Holdings Inc.	N/A

Prior Transactions

In April, 2008 Catalyst Paper (Snowflake) Inc. acquired from Abitibi Consolidated Sales Corporation the recycled newsprint mill located in Snowflake, Arizona and contained related assets, including all of the shares of The Apache Railway Company

In December, 2003, 6141005 Canada Inc., a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound-up into Catalyst Paper Corporation

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.31-1

EXECUTION COPY

In or about June, 2007, Catalyst Paper Japan Ltd., a corporation existing under the laws of Japan and a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound up into Catalyst Paper Corporation

In December, 2007, Pacifica Paper Sales Ltd., a wholly-owned subsidiary of Catalyst Paper Corporation, was voluntarily dissolved and wound-up into Catalyst Paper Corporation.

Catalyst Paper Finance Limited and Catalyst Paper Services (Hungary) Limited Liability Company are in the process of being voluntarily dissolved and wound-up.

Trade Names

Catalyst Paper

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 3.31-2

EXECUTION COPY

SCHEDULE 5.13 - POST CLOSING UNDERTAKINGS

(a)           Within 30 days of the Effective Date (or such other period as expressly set forth below or otherwise such longer period as the Administrative Agent may approve in its sole discretion), the Loan Parties shall deliver or cause to be delivered to the Administrative Agent, with respect to each parcel of real property which is required to be subject to a Lien in favour of the Administrative Agent, each of the following, in form and substance reasonably satisfactory to the Administrative Agent:

(i)           promptly following the Effective Date, applicable forms of assignment (or in British Columbia, assignments and modifications) for execution by the Existing Agent  and executed by the relevant Loan Parties, if applicable, of each Mortgage or, where applicable the beneficial interest therein, on such property  (each, a “Mortgage Assignment”);

(ii)           within 30 days of delivery to the Loan Parties of Mortgage Assignments, properly executed in registrable form by the applicable assignor and assignee, evidence that such Mortgage Assignments or a counterpart thereof  have been recorded in the place or registry necessary, in the Administrative Agent’s judgment, to effectively assign a valid and enforceable first priority Lien (subject to the Intercreditor Agreement) in favour of the Administrative Agent for the benefit of itself and the Lenders;

(iii)           ALTA or other mortgagee’s title policy (or assignment of such policy in favour of the Administrative Agent) in respect of the real property included in the Snowflake Fixed Assets;

(iv)           within 30 days of delivery to the Loan Parties of Mortgage Assignments properly executed in registrable form by the applicable assignor and assignee, an opinion of counsel in the state or province in which such parcel of real property is located in form and substance and from counsel reasonably satisfactory to the Administrative Agent;

(v)           if any such parcel of real property is determined by the Administrative Agent to be in a flood zone, a flood notification form signed by the Borrower Representative and evidence that flood insurance is in place for the building and contents, all in form and substance reasonably satisfactory to the Administrative Agent, as applicable; and

(vi)           such other information, documentation, and certifications as may be reasonably required by the Administrative Agent.

(b)           The Loan Parties shall use commercially reasonable efforts to deliver to the Administrative Agent, as soon as practicable but in any event within 90 days of the Effective Date (or such longer period as the Administrative Agent may approve in its sole discretion), bailee letters or assignments of bailee letters in form and substance satisfactory to the Administrative Agent in respect of each locations which is the subject of an agreement for warehousing services in favour of a Loan Party, including but not limited to the following:

(i)           MTE Logistix (14627 - 128 Ave. NW, Edmonton)

(ii)           MTE Logistix (6505 48 Street SE, Calgary)

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 5.13-1

EXECUTION COPY

(iii)           Nexus Distribution Inc.

(iv)           Stellar Distribution Inc.

(v)           Metro Canada Logistics

(vi)           Warehouse Specialists Inc. (4710 West Camelback Road, Glendale, Arizona)

(vii)           Pacific Terminals Ltd

(viii)           RRD Inc. (BNSF)

(ix)           Partners Warehouse Inc.

(x)           Cal Cargo Inc.

(xi)           Jerich USA Inc.

(c)           The Loan Parties shall (x) deliver (and shall arrange for the applicable account banks other than JPMorgan to deliver) to the Administrative Agent, within 15 days of the delivery of the form of such document to the Loan Parties by the Administrative Agent (or such longer period as the Administrative Agent may approve in its sole discretion), blocked account agreements or deposit account control agreements, as applicable, in form and substance satisfactory to the Administrative Agent in respect of bank accounts of the Loan Parties to the extent that Blocked Account Agreements would be required in respect of such accounts pursuant to Section 2.24(d), located at:

(i)           Wells Fargo;

(ii)           The Toronto-Dominion Bank;

(iii)           Canadian Imperial Bank of Commerce; and

(iv)           JPMorgan; or

(y) to the extent any such Blocked Account Agreement cannot be delivered within the applicable period, then provide evidence satisfactory to the Administrative Agent that such accounts are closed within 15 days of such failure to deliver.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 5.13-2

EXECUTION COPY

SCHEDULE 6.04(B) - INVESTMENTS BY A LOAN PARTY IN ANY SUBSIDIARY WHICH IS NOT A LOAN PARTY

1.           Investments by Catalyst Paper Corporation

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
NSC Holdings (Philippines) Inc.	Shares/Investment	2001		$5,778,737.00
NSC Holdings (Barbados) Limited	Shares	1999		$1.00
Elk Falls Pulp and Paper Limited	Shares	1993		$1.00
468327 B.C. Ltd.	Shares			$2,000.00
Echelon Paper Corporation (BC)	Shares	2001		$1.00
Echelon Paper Corporation (Canada)	Shares	2001		$1.00
3744809 Canada Inc. (formerly Catalyst Paper Corp (Canada))	Shares			$1.00
3264904 Canada Limited	Shares	1997		$1.00
Crofton Pulp and Paper Limited	Shares			$2.00
British Columbia Forest Products Limited	Shares			$1.00
Export Sales Co. Ltd.	Shares			$10.00
Catalyst Paper Finance Limited	Shares			Nominal (in process of being wound up)
Catalyst Paper Services (Hungary) Limited Liability Company	Shares			Nominal (in process of being wound up)

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 6.04(b)-1

EXECUTION COPY

2.           Investments by Catalyst Paper

Nil

3.           Investments by Catalyst Paper Holdings Inc.

Nil

4.           Investments by Catalyst Paper (Snowflake) Inc.

Nil

5.           Investments by Catalyst Paper Recycling Inc.

Nil

6.           Investments by Catalyst Pulp Operations Limited

Nil

7.           Investments by Catalyst Pulp and Paper Sales Inc.

Nil

8.           Investments by Catalyst Pulp Sales Inc.

Nil

9.           Investments by Catalyst Paper (USA) Inc.

Nil

10.           Investments by The Apache Railway Company

Nil

11.           Investments by Elk Falls Pulp and Paper Limited

Nil

12.           Investments by Pacifica Papers Sales Inc.

Nil

13.           Investments by Pacifica Papers US Inc.

Nil

14.           Investments by Pacifica Poplars Inc.

Nil

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 6.04(b)-2

EXECUTION COPY

15.           Investments by Pacifica Poplars Ltd.

Nil

16.           Investments by 0606890 B.C. Ltd.

Nil

17.           Investments by Catalyst Paper Energy Holdings Inc.

Subsidiary	Description	Date	Amount of Investment as at June 30, 2008 (US$)	Amount of Investment as at June 30, 2008 (Cdn$)	Loan Balance (Cdn$)
Powell River Energy Inc.	Shares Loan	2001 2001		$1.00	$20,501,000.00
Powell River Energy Limited Partnership	Shares/Investment Net equity p/u and distribution	2001 2001		$50.00 $452,603.00 $452,653.00

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 6.04(b)-3

EXECUTION COPY

SCHEDULE 9.18 - ORIGINAL CREDIT DOCUMENTS

Loan Documents

1.
Credit Agreement dated as of August 13, 2008 among Catalyst Paper Corporation (“CPC”), Catalyst Paper (“Partnership”), Catalyst Paper Holdings Inc. (“CPHI”) and Catalyst Paper (Snowflake) Inc. (“Snowflake”) as borrowers and Catalyst Pulp and Paper Sales Inc. (“CPPSI”), Catalyst Pulp Sales Inc. (“CPSI”), Catalyst Pulp Operations Limited (“CPOL”), Catalyst Paper (USA) Inc. (“CP US”), Catalyst Paper Recycling Inc. (“CPRI”), Catalyst Paper Finance Limited and The Apache Railway Company (“Apache”) as Guarantors and the Lenders from time to time party thereto and CIT Business Credit Canada Inc. (now named CIBC Asset-Based Lending Inc.) as Agent, Co-Lead Arranger, Joint Bookrunner Syndication Agent, Collateral Agent and Documentation Agent and J.P. Morgan Securities Inc. as Co-Lead Arranger and Joint Bookrunner, as amended by the First Amending Agreement dated as of March 10, 2010, as further amended by the Second Amending Agreement dated as of May 11, 2010, and as further amended by the Third Amending Agreement dated as of October 7, 2010.

2.	Blocked Accounts Agreement dated August 18, 2008 among CPPSI, and CIT Business Credit Canada Inc. (now, CIBC Asset-Based Lending Inc.) as collateral agent and Royal Bank of Canada.

3.	Deposit Account Control Agreement dated August 13, 2008 among CP US, CIBC, CIT Business Credit Canada Inc. (now, CIBC Asset-Based Lending Inc.) as collateral agent and Bank of America, N.A.

4.	All Canadian Borrowing Request’s

5.	All U.S. Borrowing Request’s

6.	All Borrowing Base Report’s

7.	All Fee Letter’s

8.	All requests for Allocated Amounts under the Ancillary Credit Facility and all Agent Confirmations

9.
Intercreditor Agreement dated as of March 10, 2010 and entered into by and among CPC, CPPSI, CPSI, CPOL, CP US, CPRI, CPFL, Pacifica Paper Sales Inc. (“PPSI”), PPUSI, PPI, PPL, 0606890, CPEHI, EFPPL, CPSHL and Apache, as Guarantors, CIBC as Collateral Agent for the ABL Debtholders and Computershare Trust Company of Canada, as Collateral Trustee for itself and the Noteholders.

10.	All documents entered into with respect to Letters of Credit

List of Existing Personal Property Security

11.	Amended and Restated Security Agreement dated as of March 10, 2010 between CPC as Obligor and CIT Business Credit Canada Inc. (now, CIBC Asset-Based Lending Inc.) as Collateral Agent (“CIBC”).

12.	Amended and Restated Security Agreement dated as of March 10, 2010 between Partnership as Obligor and CIBC.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 9.18-1

EXECUTION COPY

13.	Amended and Restated Security Agreement dated as of March 10, 2010 between CPOL as Obligor and CIBC.

14.	Amended and Restated Security Agreement dated as of March 10, 2010 between CPSI as Obligor and CIBC.

15.	Amended and Restated Security Agreement dated as of March 10, 2010 between CPPSI as Obligor and CIBC.

16.	Guarantee dated as of March 10, 2010 by Elk Falls Pulp and Paper Limited (“EFPPL”) as Guarantor in favour of CIBC.

17.	Security Agreement dated as of March 10, 2010 between EFPPL as Obligor and CIBC.

18.	Guarantee dated as of March 10, 2010 by Pacifica Poplars Ltd. (“PPL”) as Guarantor in favour of CIBC.

19.	Security Agreement dated as of March 10, 2010 between PPL as Obligor and CIBC.

20.	Guarantee dated as of March 10, 2010 by 0606890 B.C. Ltd. (“0606890”) as Guarantor in favour of CIBC.

21.	Security Agreement dated as of March 10, 2010 between 0606890 as Obligor and CIBC.

22.	Guarantee dated as of March 10, 2010 by Catalyst Paper Energy Holdings Inc. (“CPEHI”) as Guarantor in favour of CIBC.

23.	Security Agreement dated as of March 10, 2010 between CPEHI as Obligor and CIBC.

24.	Guarantee dated as of March 10, 2010 by PPSI as Guarantor in favour of CIBC.

25.	Guarantee dated as of March 10, 2010 by Pacifica Papers US Inc. (“PPUSI”) as Guarantor in favour of CIBC.

26.	Guarantee dated as of March 10, 2010 by Pacifica Poplars Inc. (“PPI”) as Guarantor in favour of CIBC.

27.	Amended and Restated Security Agreement dated as of March 10, 2010 between CPHI, Snowflake, CPRI, CP US, Apache, PPSI, PPUSI and PPI as Obligors and CIBC.

28.	Guarantee dated as of August 13, 2008 by CPC as Guarantor in favour of CIBC.

29.	Security Agreement dated as of August 13, 2008 between CPC as Obligor and CIBC.

30.	Guarantee dated as of August 13, 2008 by Partnership as Guarantor in favour of CIBC.

31.	Security Agreement dated as of August 13, 2008 between Partnership as Obligor and CIBC.

32.	Guarantee dated as of August 13, 2008 by CPOL as Guarantor in favour of CIBC.

33.	Security Agreement dated as of August 13, 2008 between CPOL as Obligor and CIBC.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 9.18-2

EXECUTION COPY

34.	Guarantee dated as of August 13, 2008 by CPSI as Guarantor in favour of CIBC.

35.	Security Agreement dated as of August 13, 2008 between CPSI as Obligor and CIBC.

36.	Guarantee dated as of August 13, 2008 by CPPSI as Guarantor in favour of CIBC.

37.	Security Agreement dated as of August 13, 2008 between CPPSI as Obligor and CIBC.

38.	Guarantee dated as of August 13, 2008 by CPHI as Guarantor in favour of CIBC.

39.	Guarantee dated as of August 13, 2008 by Snowflake as Guarantor in favour of CIBC.

40.	Guarantee dated as of August 13, 2008 by CP US as Guarantor in favour of CIBC.

41.	Guarantee dated as of August 13, 2008 by CPRI as Guarantor in favour of CIBC.

42.	Guarantee dated as of August 13, 2008 by Apache as Guarantor in favour of CIBC.

43.	Security Agreement dated as of August 13, 2008 between CPHI, Snowflake, CPRI, CP US and Apache as Obligors and CIBC.

List of Existing Intellectual Property Security

44.	Confirmation of Security Interest in Intellectual Property dated as of March 10, 2010 between CPC as Debtor and CIBC.

45.	Grant of Security Interest in United States Trademarks dated as of March 10, 2010 between CPC as Grantor and CIBC.

46.	Grant of Security Interest in United States Patents dated as of March 10, 2010 between CPC as Grantor and CIBC.

List of Existing Real Estate Security

47.	Beneficiary Authorization dated as of March 4, 2010 granted by CPC as Beneficial Owner and EFPPL as Nominee in favour of CIBC.

48.	Beneficiary Authorization dated as of March 4, 2010 granted by CPC and CPOL as Beneficial Owners and CPC as Nominee in favour of CIBC.

49.	Beneficiary Authorization dated as of March 4, 2010 granted by CPC and CPOL as Beneficiary Owners and EFPPL as Nominee in favour of CIBC.

50.	Unregistered Mortgage dated as of March 4, 2010 granted by CPC and CPOL as Borrowers/Mortgagors in favour of CIBC as Lender/Mortgagee, in respect of certain Sayward District lands.

51.
Unregistered Mortgage dated as of March 4, 2010 granted by CPC and CPOL as Borrowers/Mortgagors in favour of CIBC as Lender/Mortgagee, in respect of certain Chemainus, Cowichan, Quamichan, Cowichan Lake and Renfrew District lands.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 9.18-3

EXECUTION COPY

52.
Unregistered Mortgage dated as of March 4, 2010 granted by CPC as Borrower/Mortgagor in favour of CIBC as Lender/Mortgagee, in respect of District Lot 120 (DD 215778I) Sayward District except part in Plans 14946 and VIP 57724.

53.	Form B Mortgage dated as of March 4, 2010 granted by CPC as Borrower/Mortgagor in favour of CIBC as Lender/Mortgagee bearing registration nos. CA1482482 and CA1482483.

54.	Form B Mortgage dated as of March 4, 2010 granted by EFPPL as Borrower/Mortgagor in favour of CIBC as Lender/Mortgagee bearing registration nos. CA1482609 and CA1482610.

55.	First Amendment to Deed of Trust and Fixture Filing dated as of March 10, 2010 between Snowflake as Trustor and Stewart Title & Trust of Phoenix, Inc. (“Stewart”) as Trustee, for the benefit of CIBC.

56.	First Amendment to Deed of Trust and Fixture Filing dated as of March 10, 2010 between Apache as Trustor and Stewart as Trustee, for the benefit of CIBC.

57.	First Amendment to Leasehold Deed of Trust and Fixture Filing dated as of March 10, 2010 between Snowflake as Trustor and Stewart as Trustee, for the benefit of CIBC, in respect of lease No. 03-553.

58.	First Amendment to Leasehold Deed of Trust and Fixture Filing dated as of March 10, 2010 between Snowflake as Trustor and Stewart as Trustee, for the benefit of CIBC, in respect of lease No. 03-77857.

59.	First Amendment to Leasehold Deed of Trust and Fixture Filing dated as of March 10, 2010 between Snowflake as Trustor and Stewart as Trustee, for the benefit of CIBC, in respect of lease No. 05-1209.

60.	First Amendment to Leasehold Deed of Trust and Fixture Filing dated as of March 10, 2010 between Snowflake as Trustor and Stewart as Trustee, for the benefit of CIBC, in respect of lease No. 03-26778.

61.
Deed of Trust and Fixture Filing (With Assignment of Rents and Security Agreement) executed as of July 25, 2008 and dated and effective as of August 13, 2008 made by Snowflake in favour of Stewart Title & Trust of Phoenix Inc., for the benefit of CIBC.

62.
Deed of Trust and Fixture Filing (With Assignment of Rents and Security Agreement) executed as of July 25, 2008 and dated and effective as of August 13, 2008 made by The Apache Railway Company in favour of Stewart Title & Trust of Phoenix Inc., for the benefit of CIBC.

63.
Leasehold Deed of Trust and Fixture Filing (With Assignment of Rents and Security Agreement)  executed as of July 25, 2008 and dated and effective as of August 13, 2008 made by Snowflake in favour of Stewart Title & Trust of Phoenix Inc., for the benefit of CIBC in respect of lease No. 03-553.

64.
Leasehold Deed of Trust and Fixture Filing (With Assignment of Rents and Security Agreement)  executed as of July 25, 2008 and dated and effective as of August 13, 2008 made by Snowflake in favour of Stewart Title & Trust of Phoenix Inc., for the benefit of CIBC in respect of lease No. 05-1209.

65.
Leasehold Deed of Trust and Fixture Filing (With Assignment of Rents and Security Agreement)  executed as of July 25, 2008 and dated and effective as of August 13, 2008 made by Snowflake in favour of Stewart Title & Trust of Phoenix Inc., for the benefit of CIBC in respect of lease No. 03-26778.

66.
Leasehold Deed of Trust and Fixture Filing (With Assignment of Rents and Security Agreement)  executed as of July 25, 2008 and dated and effective as of August 13, 2008 made by Snowflake in favour of Stewart Title & Trust of Phoenix Inc., for the benefit of CIBC in respect of lease No. 03-77857.

67.	Any off-title document, instrument or certificate executed by any party to the Credit Agreement or third party in respect of any real property interest held by any party to the Credit Agreement.

AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 9.18-4

EXECUTION COPY

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below  (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit, guarantees and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and other rights of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”).  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.         Assignor:                       ______________________________

2.	Assignee:	______________________________

[and is an Affiliate/Approved Fund of [identify Lender]1]

3.	Borrowers:	______________________________

4.	Administrative Agent:	______________________, as the administrative agent under the Credit Agreement

5.	Credit Agreement:
Credit Agreement dated as of _______ between, among others, Catalyst Paper Corporation and Catalyst Paper as Canadian Borrowers, Catalyst Paper Holdings, Inc. and Catalyst Paper (Snowflake) Inc., as US Borrowers, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT A - 1

EXECUTION COPY

6.	Assigned Interest:

______________________________

Facility Assigned2	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans3
	$	$	%
	$	$	%
	$	$	%

Effective Date:   _____________ ___, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed Administrative Questionnaire in which the Assignee designates one or more Credit Contacts to whom all syndicate-level information (which may contain material non-public information about the Company, the Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the Assignee’s compliance procedures and applicable laws, including federal, provincial, territorial and state securities laws.

The terms set forth in this Assignment and Assumption are hereby agreed to:

[NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Name:
Title:

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT A - 2

EXECUTION COPY

Consented to and Accepted:

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Administrative Agent

By:
Name:
Title:

[Consented to:]

[NAME OF RELEVANT PARTY]

By:
Name:
Title:

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT A - 3

EXECUTION COPY

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.           Representations and Warranties.

1.1.           Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of any Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by any Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.           Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Non-U.S. Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.           Payments.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3.           General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.

AMENDED AND RESTATED CREDIT AGREEMENT

ANNEX 1 - 1

EXECUTION COPY

Delivery of an executed counterpart of a signature page of this Assignment and Assumption by facsimile shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the Province of British Columbia and the laws of Canada applicable therein.

AMENDED AND RESTATED CREDIT AGREEMENT

ANNEX 1 - 2

EXECUTION COPY

EXHIBIT B

[FORM OF]
BORROWING BASE CERTIFICATE

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT B - 1

EXECUTION COPY

EXHIBIT C

[FORM OF]
COMPLIANCE CERTIFICATE

To:	The Lenders parties to the
Credit Agreement Described Below

The undersigned, _________________________, Corporate Controller and Treasurer, of Catalyst Paper Corporation (“the Company”), pursuant to Section 5.01(d) of the amended and restated credit agreement dated as of May 31, 2011, between, among others, Catalyst Paper Corporation and Catalyst Paper as Canadian Borrowers, Catalyst Paper Holdings, Inc. and Catalyst Paper (Snowflake) Inc., as US Borrowers, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent (as amended, restated, amended and restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”), DOES HEREBY CERTIFY in [his/her] capacity as an authorized signing officer of the Company and not in [his/her] personal capacity that:

1.           The financial statements attached hereto fairly and accurately represent the Company’s financial condition at the end of the particular accounting period set out in such financial statements, as well as the Company’s and its Subsidiaries’ operating results during such accounting period, subject to year-end audit adjustments;

2.           A review of such financial statements and of the activities of the Company and its Subsidiaries during the period covered by such financial statements has been made under my supervision has been made with a view to determining whether the Company and the Subsidiaries have fulfilled all of their obligations;

3.           During the accounting period set out in such financial statements:

(A)           each of the Company and its Subsidiaries have fulfilled each of its respective obligations under each of the Loan Documents to which it is a party;

(B)           there has been no Default or Event of Default under the Credit Agreement,

(C)           the Company is not aware of any event or circumstance which could reasonably be expected to have or could reasonably be expected to have had a Material Adverse Effect;

(D)           the representation and warranties contained in the Credit Agreement and the other Loan Documents are correct in all material respects on and as of the date hereof as though made on and as of such date, other than any such representation or warranty which relates to a specified prior date and except to the extent that the Administrative Agent has been notified in writing by the Company that any representation or warranty is not correct and the Lenders have explicitly waived in writing compliance with such representation or warranty;

(E)           the Company has been in full compliance with all covenants set out in the Credit Agreement and, specifically, set out in Section 5.12 of the Credit Agreement as evidenced by the statements and calculations attached hereto as Annex A;

(F)           Annex B hereto sets out all Subsidiaries of the Company and indicates, for each such Subsidiary, whether such Subsidiary is a Loan Party and the date of the formation or acquisition of each Subsidiary was formed or acquired since the end of the previous calendar month;

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT C - 1

EXECUTION COPY

(G)           no change in GAAP or in the application thereof has occurred since the date of the most recent audited annual financial statements of the Company delivered to the Administrative Agent [Note to Draft: - If a change has occurred, specify the details of the change and its effect on the accompanying financial statements]; and

(H)           the Company and the other Loan Parties have been in compliance with Section 6.04 of the Credit Agreement and Annex C hereto sets out details of all transactions contemplated by Section 6.04 of the Credit Agreement and the details of such compliance.

[Note to Draft:  if any of the foregoing is incorrect, revise wording accordingly to include particulars of any variation.]

4.           Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Credit Agreement.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the _______ day of ________________ , 20__.

By:

Name:

Title:

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT C - 2

EXECUTION COPY

EXHIBIT D

[FORM OF]
ADMINISTRATIVE AGENT’S CONFIRMATION

(Letter to be typed on Administrative Agent’s Letterhead)

[DATE]

[DERIVATIVES LENDER]

The Loan Parties (as defined below)

c/o Catalyst Paper Corporation

2nd Floor, 3600 Lysander Lane

Richmond, BC  V7B 1C3

Ladies and Gentlemen:

We refer to the amended and restated credit agreement dated as of May 31, 2011, between, among others, Catalyst Paper Corporation and Catalyst Paper as Canadian Borrowers, Catalyst Paper Holdings, Inc. and Catalyst Paper (Snowflake) Inc., as US Borrowers, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent (as amended, restated, amended and restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”).  Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Credit Agreement.

Pursuant to Section 2.22 of the Credit Agreement, the Administrative Agent hereby confirms that the aggregate amount of credit risk associated with all Derivatives Transactions between [Derivatives Lender] (the “Derivatives Lender”) and all Loan Parties is [Cdn./U.S. $[•]], which shall constitute the Allocated Amount of Derivatives Exposure of all Loan Parties to the Derivatives Lender until this Administrative Agent’s Confirmation is amended, terminated or replaced by a further Administrative Agent’s Confirmation delivered by the Administrative Agent to the addressees hereof.

This confirmation is an Administrative Agent’s Confirmation pursuant to Section 2.22 of the Credit Agreement.

DATED this       day of     _____   , 20 _

Yours truly,

JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT D - 1

EXECUTION COPY

EXHIBIT E

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this “Agreement”), dated as of __________, ____, 20__, is entered into between ________________________________, a _________________ (the “New Subsidiary”) and JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, in its capacity as administrative agent (the “Administrative Agent”) under that certain Credit Agreement dated as of May 31, 2011 (as the same may be amended, modified, extended or restated from time to time, the “Credit Agreement”) among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. (the “Borrowers”), the other Loan Parties party thereto, the Lenders party thereto and the Administrative Agent for the Lenders.  All capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Credit Agreement.

The New Subsidiary and the Administrative Agent, for the benefit of the Lenders, hereby agree as follows:

1.           The New Subsidiary hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the New Subsidiary will be deemed to be a Loan Party under the Credit Agreement and a “Loan Guarantor” for all purposes of the Credit Agreement and shall have all of the obligations of a Loan Party and a Loan Guarantor thereunder as if it had executed the Credit Agreement.  The New Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Credit Agreement, including without limitation (a) all of the representations and warranties of the Loan Parties set forth in Article III of the Credit Agreement, *[and]* (b) all of the covenants set forth in Article V and Article VI of the Credit Agreement *[and (c) all of the guarantee obligations set forth in Article X of the Credit Agreement.  Without limiting the generality of the foregoing terms of this paragraph 1, the New Subsidiary, subject to the limitations set forth in Section 10.10 of the Credit Agreement, hereby guarantees, jointly and severally with the other Loan Guarantors, to the Administrative Agent and the Lenders, as provided in Article X of the Credit Agreement, the prompt payment and performance of the Guaranteed Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof and agrees that if any of the Guaranteed Obligations are not paid or performed in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise), the New Subsidiary will, jointly and severally together with the other Loan Guarantors, promptly pay and perform the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration or otherwise) in accordance with the terms of such extension or renewal.]*  *[The New Subsidiary has delivered to the Administrative Agent an executed Loan Guarantee.]*

2.           If required, the New Subsidiary is, simultaneously with the execution of this Agreement, executing and delivering such Collateral Documents (and such other documents and instruments) as requested by the Administrative Agent in accordance with the Credit Agreement.

3.           The address of the New Subsidiary for purposes of Section 9.01 of the Credit Agreement is as follows:

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT E - 1

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4.           The New Subsidiary hereby waives acceptance by the Administrative Agent and the Lenders of the Loan Guarantee by the New Subsidiary upon the execution of this Agreement by the New Subsidiary.

5.           This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument.

6.           THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA AND THE LAWS OF CANADA APPLICABLE THEREIN.

IN WITNESS WHEREOF, the New Subsidiary has caused this Agreement to be duly executed by its authorized officer, and the Administrative Agent, for the benefit of the Lenders, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

[NEW SUBSIDIARY]

By:
Name:
Title:

Acknowledged and accepted:

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH as Administrative Agent

By:
Name:
Title:

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT E - 2

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EXHIBIT F-1

[FORM OF]
U.S. TAX CERTIFICATE

(For Non-U.S. [Lenders][Participants]1 That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement dated as of May 31, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) between, among others, Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., Catalyst Paper (Snowflake) Inc., the other Loan Parties party thereto, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent.

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the [Loan(s) (as well as any Note(s) evidencing such Loan(s))][participation] in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of any Borrower within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to any Borrower as described in Section 881(c)(3)(C) of the Code and (v) the interest payments in question are not effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished [the Administrative Agent and the Borrower Representative][its participating Lender] with a certificate of its non-U.S. person status on IRS Form W-8BEN.  By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform [the Borrower Representative and the Administrative Agent][such Lender] and (2) the undersigned shall have at all times furnished [the Borrower Representative and the Administrative Agent][such Lender] with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER OR PARTICIPANT

By:
Name:
Title:

Date: ________ ______, 20[  ]

1 This form can be used for Lenders or Participants. Select the appropriate bracketed phrases.

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT F-1-1

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EXHIBIT F-2

[FORM OF]
U.S. TAX CERTIFICATE

(For Non-U.S. [Lenders][Participants]1 That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement dated as of May 31, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) between, among others, Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., Catalyst Paper (Snowflake) Inc., the other Loan Parties party thereto, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent.

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the [Loan(s) (as well as any Note(s) evidencing such Loan(s))][participation] in respect of which it is providing this certificate, (ii) its partners/members are the sole beneficial owners of such [Loan(s) (as well as any Note(s) evidencing such Loan(s))][participation], (iii) with respect to [the extension of credit pursuant to this Credit Agreement][participation], neither the undersigned nor any of its partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its partners/members is a ten percent shareholder of any Borrower within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its partners/members is a controlled foreign corporation related to any Borrower as described in Section 881(c)(3)(C) of the Code, and (vi) the interest payments in question are not effectively connected with the undersigned’s or its partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished [the Administrative Agent and the Borrower Representative][its participating Lender] with IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of its partners/members claiming the portfolio interest exemption.  By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform [the Borrower Representative and the Administrative Agent][such Lender] and (2) the undersigned shall have at all times furnished [the Borrower Representative and the Administrative Agent][such Lender] with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER OR PARTICIPANT

By:
Name:
Title:

Date: ________ ______, 20[  ]

1 This form can be used for Lenders or Participants. Select the appropriate bracketed phrases.

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT F-2-1

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EXHIBIT G

[FORM OF]
LANDLORD WAIVER

THIS LANDLORD’S WAIVER AND CONSENT (“Waiver and Consent”) is made as of this _____ day of _______, ____, between _______________ _________________, a ___________________________ (“Landlord”), and JPMORGAN CHASE BANK, N.A., TORONTO BRANCH as administrative agent  (together with its successors and assigns in such capacities, “Agent”), on its own behalf and on behalf of the secured parties (collectively, “Secured Parties”) from time to time party to the Credit Agreement described below.

A.           Landlord is the owner of real and immoveable property commonly known as _________________________________________ (the “Premises”).

B.           Landlord has entered into that certain Lease Agreement dated as of ___________ ______________ (together with all amendments and modifications thereto and waivers thereof, the “Lease”) with ___________________________ (“Company”) with respect to the Premises.

C.           Agent and Secured Parties have previously entered, or are about to enter, into a Credit Agreement (“Credit Agreement”) with Company and to secure the obligations arising under such Credit Agreement, Company has granted to Agent, for its own benefit and the ratable benefit of Secured Parties, Company has granted to Agent and Secured Parties a security interest in and hypothecs and lien upon all the property of Company, including, without limitation, all of Company’s cash, cash equivalents, goods, inventory, machinery, equipment, and furniture and trade fixtures (such as equipment bolted to floors), including all records and documents relating to such property, together with all additions, substitutions, replacements and improvements to, and proceeds of, the foregoing, but excluding building fixtures (such as plumbing, lighting and HVAC systems) (collectively, the “Collateral”).

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                      Landlord acknowledges that (a) the Lease is in full force and effect and (b) Landlord is not aware of any existing default under the Lease.

2.                      Landlord will use its best efforts to provide Agent with written notice of any default by Company under the Lease resulting in termination of the Lease (a “Default Notice”).  Agent shall have at least 15 days following receipt of such Default Notice to cure such default, but neither Agent nor any Secured Party shall be under any obligation to cure any default by Company under the Lease.  No action by Agent or any Secured Party pursuant to this Waiver and Consent shall be deemed to be an assumption by Agent or Secured Parties of any obligation under the Lease, and, except as provided in paragraphs 6 and 7 below, Agent shall not have any obligation to Landlord.

3.                      Landlord acknowledges the validity of Agent’s liens on the Collateral and, until such time as the obligations of Company to Agent and Secured Parties are indefeasibly paid in full, Landlord waives any interest in the Collateral and agrees not to distrain or levy upon any Collateral or to assert any landlord lien, right of distraint or other claim against the Collateral for any reason.

4.                      Landlord agrees that the Collateral consisting of trade fixtures, such as equipment bolted to the floor, shall not be deemed a fixture or part of the real estate and shall at all times be considered personal and moveable property.

AMENDED AND RESTATED CREDIT AGREEMENT

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5.                      Prior to a termination of the Lease, Agent or its agents, representatives or invitees or any interim receiver, receiver, receiver-manager or other similar official appointed in respect of the Collateral (any “Receiver”) may enter upon the Premises at any time without any charge or interference by Landlord to inspect or remove any or all of the Collateral, including, without limitation, by public auction or private sale pursuant to the provisions of paragraph 7 below.

6.                      Upon a termination of the Lease, Landlord will permit Agent and its agents, representatives and invitees and any Receiver to occupy and remain on the Premises; provided, that (a) such period of occupation (the “Disposition Period”) shall not exceed up to 120 days following receipt by Agent of a Default Notice, or if the Lease has expired by its own terms (absent a default thereunder), up to 30 days following Agent’s receipt of written notice of such expiration, (b) for the actual period of occupancy by Agent, Agent will pay to Landlord the basic rent due under the Lease pro-rated on a per diem basis determined on a 30-day month, and shall provide and retain liability and property insurance coverage, electricity and heat to the extent required by the Lease, and (c) such amounts paid by Agent to Landlord shall exclude any rent adjustments, indemnity payments or similar amounts for which the Company remains liable under the Lease for default, holdover status or other similar charges.  If any injunction or stay is issued that prohibits Agent from removing the Collateral, the commencement of the Disposition Period will be deferred until such injunction or stay is lifted or removed.

7.                      During any Disposition Period, (a) Agent and its agents, representatives and invitees and any Receiver may inspect, repossess, remove and otherwise deal with the Collateral, and Agent may advertise and conduct public auctions or private sales of the Collateral at the Premises, in each case without interference by Landlord or liability of Agent or its agents, representatives or invitees or any Secured Party or any Receiver to Landlord, and (b) Agent shall make the Premises available for inspection by Landlord and prospective tenants and shall cooperate in Landlord’s reasonable efforts to re-lease the Premises.  If Agent conducts a public auction or private sale of the Collateral at the Premises, Agent shall use reasonable efforts to notify Landlord first and to hold such public auction or private sale in a manner which would not unduly disrupt Landlord’s or any other tenant’s use of the Premises.

8.                      Agent shall promptly repair, at Agent’s expense, or reimburse Landlord for any physical damage to the Premises actually caused by the conduct of such public auction or private sale and any removal of Collateral by or through Agent (ordinary wear and tear excluded).  Neither Agent nor any Secured Party shall be liable for any diminution in value of the Premises caused by the absence of Collateral removed, and neither Agent nor any Secured Party shall have any duty or obligation to remove or dispose of any Collateral or any other property left on the Premises by Company.

9.                      Successors and Assigns. Landlord will notify any purchaser of the Premises, or any party obtaining a mortgage or other lien on the Premises of this Waiver and Consent. This Waiver and Consent shall be binding on the successors and assigns of the Landlord and inure to the benefit of the Agent and the Secured Parties and their successors and assigns.

10.                      Notices.  All notices hereunder shall be in writing, sent by registered mail, return receipt requested or by telecopy, to the respective parties and the addresses set forth on the signature page or at such other address as the receiving party shall designate in writing.

11.                      Miscellaneous. This Waiver and Consent may be executed in any number of several counterparts, shall be governed and controlled by, and interpreted under, the laws of the Province of Ontario, and shall inure to the benefit of Agent and its successors and assigns and shall be binding upon Landlord and its successors and assigns (including any transferees of the Premises).

[signature page follows]

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT G-2

EXECUTION COPY

IN WITNESS WHEREOF, this Waiver and Consent is entered into as of the date first set forth above.

Notice address:
_____________________________________
_____________________________________
_____________________________________
_____________________________________
Attention: ____________________________
Telephone:____________________________
Facsimile: ____________________________
“LANDLORD” ____________________________________ By:_________________________________ Title:________________________________ Its: Duly Authorized Signatory

Notice address:
c/o JPMorgan Chase Bank, N.A.
3 Park Plaza, Suite 900
Irvine, CA 92614

Attention:  Annaliese Fisher, Vice President
Facsimile No: (949) 471-9872

with a copy to:

JPMorgan Chase Bank, N.A., Toronto Branch
200 Bay Street, South Tower, Suite 1800
Toronto, Ontario M5J 2J2

Attention: Agostino Marchetti
Facsimile No: (416) 981-2375

and to:

McMillan LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, Ontario M5J 2T3

Attention: R.D. Jeffrey Rogers
Facsimile No: (416) 865-7048
“AGENT” JPMORGAN CHASE BANK, N.A., TORONTO BRANCH By: _______________________ Its: Duly Authorized Signatory

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT G-3

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EXHIBIT H

[FORM OF]
BAILEE WAIVER

___________ ____, 20__

[NAME OF BAILEE]

[ADDRESS OF BAILEE]

_______________________

_______________________

Re:           [NAME OF CREDIT PARTY] (the “Bailor”)

Ladies and Gentlemen:

This letter (the “Letter”) is to advise _________________ (the “Bailee”) that the Bailor executed and delivered to JPMorgan Chase Bank, N.A., Toronto Branch, in its capacity as administrative agent for certain lenders (the “Agent”) pursuant to an Amended and Restated Credit Agreement (as it may be modified, amended, renewed, extended, restated, or replaced from time to time, the “Credit Agreement”), pursuant to which the Bailor granted to the Agent a security interest in, among other things, all inventory of the Bailor, some of which is in possession of the Bailee from time to time (the “Controlled Inventory”).  By executing this Letter, the Bailee acknowledges that from time to time the Bailee is in possession of Controlled Inventory and that, because of the Agent’s interest in the Controlled Inventory, the instructions contained in this Letter are irrevocable and cannot be altered or amended without the prior written consent of the Agent.  The Bailor’s execution of this Letter is conclusive evidence to the Bailee of its confirmation of and agreement to the foregoing and of its agreement to be bound by all terms of this Letter on which the Bailee is entitled to rely for all purposes until written notice of termination of this Letter is given to the Bailee by the Agent.

The Bailee recognizes the Agent’s continuing security interest in the Controlled Inventory and in the proceeds thereof.  The Bailee covenants and agrees that the Controlled Inventory is and shall remain owned by the Bailor, and that the Agent may at any time and from time to time inspect, remove and/or repossess the Controlled Inventory while in possession of the Bailee without accountability to the Bailee therefor and free of any lien, security interest, right or claim which the Bailee may now or hereafter have, such right of the Agent being independent of any other right or remedy the Agent may have.  The Bailee hereby authorizes and empowers the Agent to access the premises where the Controlled Inventory is located for the purposes of guarding and maintaining the Controlled Inventory, preparing and showing the same for sale and/or conducting a sale thereof.  The Bailee hereby waives and releases, for the benefit of the Agent, its successors and assigns, any and all liens, security interests, rights and claims of every kind, whether statutory, contractual or by law, which the Bailee may now or hereafter have with respect to the Controlled Inventory, including, without limitation, any rights to seize, hold, restrain, levy upon, take possession of, sell or otherwise transfer or dispose of the Controlled Inventory and the Bailee further acknowledges and agrees that no negotiable warehouse receipts or documents of title will be issued covering the Controlled Inventory.

So long as no Default Period (hereinafter defined) is continuing, the Bailor may control the Controlled Inventory.  From the date on which the Agent notifies the Bailee that an “Event of Default” (as defined in the Credit Agreement) has occurred and thereafter until the Bailee receives notice from the Agent that such Event of Default is no longer continuing and that no other Event of Default is continuing (such period being referred to herein as a “Default Period”), the Bailee, the Bailor and the Agent agree that the Agent shall have the exclusive right to direct the Bailee as to control of the Controlled Inventory, which includes, without limitation, the right to dispose of, repossess or remove the Controlled Inventory, and the Bailee shall not comply in any respect with any request or direction by the Bailor in connection with the Controlled Inventory, unless consented to in writing by the Agent.

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT H-1

EXECUTION COPY

At any time when the Bailee has possession of the Controlled Inventory, the Bailee agrees to prevent the commingling of the Controlled Inventory in its possession with other Inventory, goods or items in the Bailee’s possession by clearly separating, dividing or otherwise isolating the Controlled Inventory from all such other items in the Bailee’s possession.  The Bailee will also clearly identify the Controlled Inventory as belonging to the Bailor, through the use of labels, tags, or other similar coding methods.

The Bailee will from time to time deliver to the Agent, upon the written request of the Agent (which request may be by facsimile transmission) and at the Bailor’s cost and expense, such information regarding the Controlled Inventory as may be reasonably requested by the Agent, and the Bailee will notify the Agent promptly if the Bailee acquires knowledge that the Controlled Inventory shall become subject to any injunction, writ or warrant of attachment or garnishment, judgment, levy and execution, or similar process.  The Bailee confirms in favour of the Agent that it has not, prior to the date hereof, executed in favour of any third party any document, instrument or agreement pursuant to which (a) the Bailee has acknowledged a security interest in the Controlled Inventory in favour of such third party, or (b) the Bailee has agreed to follow the instructions of such third party in respect of the Controlled Inventory.

The Bailor agrees that the Bailee shall be fully protected in acting on any notice or direction by the Agent relating to the Controlled Inventory without making any inquiry whatsoever as to the Agent’s right or authority to give such notice or direction.  Further, the Bailee shall have no liabilities to the Bailor or the Agent other than those imposed upon it by law for its own lack of good faith, gross negligence or wilful misconduct.  The Bailee shall not be liable for consequential, indirect or special damages, even if the Bailee has been advised of the possibility of such damages.  The Bailee shall not be liable for any failure or delay in performing any service under this Letter in the event and to the extent that such failure arises out of causes beyond the Bailee’s control, including but not limited to war, civil commotion, an Act of God, fire, flood, explosion, sabotage, failure or interruption of electrical or other power supplies or of transportation services, compliance with governmental laws, regulations or orders, and strikes and lockouts.

The Bailor agrees to pay the Bailee’s costs and expenses, including reasonable legal fees, in connection with the execution, delivery and administration of this Letter.

The Bailor and the Agent, jointly and severally, hereby agree to indemnify and save the Bailee harmless from and against any and all losses, costs and expenses arising out of the compliance by the Bailee with the terms of the instructions contained herein.

If the Bailor is unable to fulfill its obligations to the Bailee in respect of warehouse fees and other expenses payable by the Bailor to the Bailee in connection with the storage, handling and delivery of the Controlled Inventory (collectively, the “Storage Fees”), the Agent agrees that, as a condition to the Agent’s rights of access to the Controlled Inventory and the Agent’s rights of inspection, removal and/or repossession of the Controlled Inventory provided for in this Letter, it will pay to the Bailee all Storage Fees which remain unpaid as at the commencement of any Default Period together with any Storage Fees incurred during the continuance of a Default Period.

The Bailor acknowledges and agrees that (a) any amounts paid by the Agent to the Bailee hereunder shall constitute “Secured Obligations” of the Bailor for purposes of the Credit Agreement, and (b) that this Letter is a “Loan Document” as such term is defined in the Credit Agreement dated May 31, 2011 between the Agent and the Bailor, as borrower.

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT H-2

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This Letter may only be terminated by the Agent upon written notice to the Bailee.

This Letter may be execute in one or more counterparts by facsimile transmission, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one and the same agreement.

If the foregoing instructions, terms and agreements are acceptable to the Bailee, please indicate the Bailee’s acceptance by signing this letter in the space provided below and returning it to the Bailor.

                                       Sincerely,

[NAME OF LOAN PARTY]
By:
Name:
Title:

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT H-3

EXECUTION COPY

AGREED AND ACCEPTED:

JPMorgan Chase Bank, N.A., Toronto Branch                                                                                     Address for Notice:

By:          ___________________________               c/o JPMorgan Chase Bank, N.A.
Name:                                                                          3 Park Plaza, Suite 900
Title:                                                                             Irvine, CA 92614

Attention:  Annaliese Fisher, Vice President
Facsimile No: (949) 471-9872

with a copy to:

JPMorgan Chase Bank, N.A., Toronto Branch
200 Bay Street, South Tower, Suite 1800
Toronto, Ontario M5J 2J2

Attention: Agostino Marchetti
Facsimile No: (416) 981-2375

and to:

McMillan LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, Ontario M5J 2T3

Attention: R.D. Jeffrey Rogers
Facsimile No: (416) 865-7048

[BAILEE]

By:           ___________________________
Name:
Title:

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT H-4

EXHIBIT I

FORM OF DERIVATIVES ALLOCATION NOTICE

 [DATE]

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

c/o JPMorgan Chase Bank, N.A.
3 Park Plaza, Suite 900
Irvine, CA 92614

Attention:  Annaliese Fisher, Vice President
Facsimile No: (949) 471-9872

-and-

200 Bay Street, South Tower, Suite 1800
Toronto, Ontario
M5J 2J2

Attention: Agostino Marchetti
Facsimile No: (416) 981-2375

Ladies and Gentlemen:

We refer to the amended and restated credit agreement dated as of May 31, 2011, between, among others, Catalyst Paper Corporation and Catalyst Paper as Canadian Borrowers, Catalyst Paper Holdings, Inc. and Catalyst Paper (Snowflake) Inc., as US Borrowers, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent (as amended, restated, amended and restated, supplemented, replaced or otherwise modified from time to time the “Credit Agreement”).  Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Credit Agreement.

This notice is being delivered to the Agent by the applicable Loan Party and [•] (the “Derivatives Lender”) pursuant to Section 2.23 of the Credit Agreement.

The applicable Loan Party and the Derivatives Lender hereby notify the Agent that the maximum aggregate amount of credit exposure which the Loan Parties and the Derivatives Lender wish to allocate to the Derivatives Lender in respect of Derivatives Transactions which may be entered into between any one or more of the Loan Parties and the Derivatives Lender from time to time under the Ancillary Credit Facilities is:

$_________________ (Canadian $ Equivalent)

Upon giving effect to this notice the maximum aggregate amount of credit exposure allocated to the Derivatives Lender in respect of Derivatives Transactions which may be entered into between any one of or more of the Loan Parties and the Derivatives Lender shall not result in the Maximum Ancillary Credit Facility Availability Limit being exceeded.

This notice is a Derivatives Allocation Notice pursuant to Section 2.23 of the Credit Agreement.

DATED this       day of     _____   , 20_

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT I-1

EXECUTION COPY

Yours truly,

[LOAN PARTY]

By:

Title:

[DERIVATIVES LENDER]

By:

Authorized Signing Officer

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT I-2

EXHIBIT J

INTERCREDITOR CONSENT

AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT J-1